Form 10-K, Exhibit 13
period 1993-12-26
JAMES RIVER CORP OF VIRGINIA
filed 1994-03-28
CIK 53117

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS -- 1993 COMPARED WITH 1992

Overview
James River's consolidated net sales of $4.6 billion in 1993 were 1.6% lower than 1992 net sales of $4.7 billion. The company reported a net loss of $0.3 million in 1993, or $.40 per share after preferred dividends. The 1993 loss included a charge of $11.0 million, or $.13 per share, representing the cumulative increase in the deferred tax liability resulting from the 1% increase in the statutory federal income tax rate. The 1993 reported results also included interest income of $14.3 million ($8.7 million net of tax benefits, or $.11 per share) received in connection with the favorable settlement of certain prior years' income tax returns, as well as a charge of $2.2 million ($1.3 million net of tax benefits, or $.02 per share) on the write-off of an investment. Excluding these nonrecurring or unusual items, James River had net income of $3.3 million, or a loss of $.36 per share after preferred stock dividends, in 1993.

     James River reported a net loss of $427.3 million in 1992, or $5.55 per share. The Company's 1992 results were impacted by the adoption of new accounting standards for income taxes and for postretirement benefits other than pensions, the implementation of a program to refinance $567 million of long-term debt, and the adoption of a new restructuring program targeted at the disposal or consolidation of certain less efficient facilities. The 1992 reported loss included charges for these nonrecurring or unusual items consisting of (i) an after-tax net charge of $273.8 million, or $3.35 per share, for the combined effects of changes in accounting resulting from the adoption of the two new accounting pronouncements; (ii) an after-tax charge of $31.4 million, or $.38 per share, on the early extinguishment of debt; and
(iii) a restructuring charge of $111.7 million ($71.4 million net of tax benefits, or $.87 per share) associated with the 1992 restructuring program. In addition, the Company recorded one-time environmental and other costs of $31.0 million ($19.7 million net of tax benefits, or $$.25 per share) during 1992. Excluding these nonrecurring and unusual items, the Company had a net loss of $31.0 million, or $.70 per share, in 1992.

     James River adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting of Postretirement Benefits Other Than Pensions" ("SFAS 106"), in the fourth quarter of 1992, effective as of the first day of that year. The company elected full recognition of the transition liability upon adoption, resulting in a one-time charge of $500 million ($309.7 million net of tax benefits, or $3.79 per share). The Company also adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), as of the beginning of 1992. The adoption of SFAS 109 resulted in a one-time increase in net income of $35.9 million, or $.44 per share.

     [Operating Income - Consumer Products bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

     The goal of the 1992 restructuring program was to reduce annual operating expenses by $200 million, principally through the disposal and consolidation of under-performing assets and other cost reduction and productivity initiatives. During 1993, the Company sold, closed, or reduced operations at several locations, as further described in Note 2 of Notes to Consolidated Financial Statements, and achieved staffing reductions of 2,240. The affected facilities generally represented smaller, higher cost, less efficient operations and included plants from each of the Company's three business segments. The majority of the business previously conducted at these facilities has been transferred to other less than fully utilized James River manufacturing sites, thereby increasing utilizations and reducing overhead costs. However, while the Company realized significant benefits from the restructuring efforts, weaknesses in pricing and continued competitive conditions in many product lines partially offset these benefits. James River continues to evaluate other asset rationalization opportunities throughout the Company.

     Operating earnings increased from a loss of $62.4 million in 1992 (including the $111.7 million restructuring charge) to income of $114.0 in 1993. Results for the Company's Consumer Products Business and its Food and Consumer Packaging Business improved significantly compared to 1992; however, losses in the Communications Papers Business increased slightly.

Selected Industry Segment Data

                                                Year Ended December
(in millions)                                1993      1992(a)    1991(a)
Net sales:
   Consumer Products                        $2,358     $2,404     $2,395
   Food and Consumer Packaging               1,569      1,565      1,561
   Communications Papers                       901        918        775
   Intersegment eliminations                  (178)      (159)      (169)
      Total net sales                       $4,650     $4,728     $4,562

Income (loss) from operations:
   Consumer Products                          $111      $  71       $129
   Food and Consumer Packaging                 104         89        142
   Communications Papers                       (58)       (55)        33
   Restructuring charge                                  (117)
   General corporate expenses                  (43)       (50)       (60)
      Income (loss) from operations            114        (62)       244
   Interest expense                            137        149        138
   Other income                                 42         24         27
   Income tax expense (benefit)                 19        (65)        55
      Net income (loss) before extraordinary
        item and accounting changes              0       (122)        78
   Extraordinary item, net of tax                         (31)
   Cumulative effect of accounting changes,
     net of taxes                                        (274)
      Net income (loss)                       $  0      $(427)      $ 78

(a) Certain amounts previously reported in the Food and Consumer Packaging segment in 1992 and 1991 are now reflected in the Consumer Products segment for all years.

Consumer Products Business
Net sales for the Consumer Products Business declined approximately 2% compared to the prior year, while operating profits increased over 56%, from $71 million in 1992 to $111.3 million in 1993. Volumes in the retail business increased approximately 2% over the prior year, while retail tissue posted modest improvements in net realizations. The Company's successful rollout of new Quilted Northern(r) bathroom tissue and a new promotional campaign for Brawny(r) paper towels increased market shares during the year. In commercial tissue, while volume slightly trailed the prior year, net pricing increased by approximately 5%. Volumes in the Dixie(r) commercial business were level compared to the prior year; however, pricing continued to decline, primarily due to downward pressures from falling bleached paperboard prices. The Consumer Products Business made significant progress in reducing costs, and staffing was reduced by approximately 700 employees during the year.

Food and Consumer Packaging Business
Sales in the Food and Consumer Packaging Business remained level at $1.6 billion in both 1992 and 1993. Unit volume increases of approximately 6% during 1993 were substantially offset by continuing declines in pricing. Pricing remained under pressure throughout 1993, as food packaging customers continued to reduce their base of packaging suppliers and to form long-term strategic supplier relationships, while demanding margin concessions. Operating profits of $104 million in 1993 increased 16% compared to $89 million in 1992, and operating margins improved. Increased operating profits were attributable to both reduced costs and to the absence of the one-time events that negatively affected the second half of 1992. These events included the strike at certain Midwest converting plants, the extended downtime taken in Kalamazoo, Michigan, to complete the rebuild of the K-1 machine, and the unusually high level of customer inventory balancing which occurred at the end of 1992. Total staffing in the Food and Consumer Packaging Business was reduced by over 450 employees during 1993 in connection with the restructuring program. In addition, several plants were closed or downsized, with production transferred to other facilities.
Average resin costs for 1993 were slightly lower than the prior year. Production on the Kalamazoo coated recycled board machine, which started up at the beginning of the year, increased gradually throughout the year. By the end of 1993, this machine had reached initial targeted production levels.

     [Operating Income - Food and Consumer Packaging bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

Communications Papers Business
Sales in the Communications Papers Business decreased from $918 million in 1992 to $901 million in 1993, while operating losses increased slightly from $55 million to $58 million. The Communications Papers Business continued to experience extremely difficult market conditions which have plagued the industry and caused a steady decline in profitability since 1990. This business has been hurt by significant levels of industry overcapacity and reduced demand, resulting in an extremely competitive pricing environment. During the first half of 1993, pricing increases were put in place in both uncoated free sheet and coated groundwood papers. However, new industry capacity, increasing competition from imports, and a lack of significant improvement in worldwide demand resulted in an inability to sustain the increases. As of the end of 1993, pricing levels for many of the Company's grades had deteriorated to beginning-of-year levels. Pricing has declined by over $360 per ton in xerographic papers, over $230 per ton in forms bond, and over $140 per ton in coated groundwood papers, compared to peak levels realized in the late 1980s. The Company's cost reduction efforts have somewhat softened the impact of weakening prices, with staffing reduced by over 950 employees during 1993. This business has also focused on upgrading its product mix and targeting niche markets. Fiber supply costs in the Pacific Northwest continued to be significantly higher than in other portions of the U.S., due to reductions in the amount of federal forest land available for harvest resulting from environmental pressures.

Interest Expense, Other Income, and Income Taxes
Gross interest costs declined by $19 million, from $161.9 million in 1992 to $142.9 million in 1993. Net interest expense decreased by only $11.5 million, however, reflecting reduced levels of capitalized interest resulting from declines in capital spending in 1993. The decreased gross interest costs were principally the result of the Company's refinancing program, described under "Liquidity and Capital Resources." As of December 26, 1993, James River's weighted-average interest rate on total debt was 7.37%. Total outstanding debt of $2.0 billion included $537 million of floating rate debt and $1.5 billion of fixed rate debt. The Company's ratio of cash flow to interest (defined as cash flow from operations plus interest expense, divided by total interest cost) was 4.0 in 1993 compared to 2.9 in 1992.

     Other income increased significantly, from $24.7 million in 1992 to $42.1 million in 1993, principally due to $14.3 million of interest income received in 1993 in connection with the favorable settlement of certain prior years' income tax returns. Equity in earnings of affiliates decreased from $10.2 million in 1992 to $7.8 million in 1993. Earnings of Jamont N.V. ("Jamont"), the Company's 43% owned European tissue joint venture, were significantly below the prior year's, reflecting the effects of substantially weaker tissue pricing resulting from recessionary economic conditions and excess capacity in Europe. Earnings of Aracruz Celulose S.A. ("Aracruz") were also below those of the prior year, reflecting the declines in worldwide pulp prices. Further detail of the components of other income is included in
Note 4 of Notes to Consolidated Financial Statements.

     The effective tax rate was 42.7% in 1993, excluding the cumulative impact of the increase in the federal tax rate, compared to 34.6% in 1992. The effective tax rate increased in 1993 principally due to the increased relative size of nondeductible items. Further detail on income taxes is included in Note 5 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS -- 1992 COMPARED WITH 1991

Overview
As of the beginning of 1992, James River terminated its 1990 restructuring program. This program had provided for the divestiture of 29 mills, including the Company's Specialty Papers Business. During 1991, the operating results of the facilities to be divested and interest expense attributable thereto were excluded from reported results and charged against the accrued restructuring liability. At the termination of this program, 26 mills had been divested. The Company retained the Berlin and Groveton, New Hampshire, communications papers mills and the Ashland, Wisconsin, recycled tissue mill (collectively, the "Retained Operations"), which were unsold, as well as its full 80% ownership interest in the Marathon, Ontario, pulp mill ("Marathon"), of which 30% had been held for sale. The Retained Operations and Marathon were reconsolidated as of the beginning of 1992.

     James River's reported net sales of $4.7 billion for the year ended December 27, 1992, were approximately 4% higher than the sales of $4.6 billion reported in 1991; however, on a pro forma basis, reflecting the reconsolidation of the Retained Operations and Marathon in 1991, sales declined approximately 2%. The Company's 1992 net loss of $427.3 million, or $5.55 per share, included net one-time charges totaling $396.3 million after taxes, or $4.85 per share. These one-time charges are further described above, under "Results of Operations -- 1993 Compared with 1992."

     The Company reported net income of $78.3 million, or $.66 per share, in 1991. On a pro forma basis, assuming the reconsolidation of the Retained Operations and Marathon and the adoptions of SFAS 106 and SFAS 109 prior to the beginning of 1991, net income for 1991 would have been approximately $38 million, or $.16 per share. (See "Supplemental Pro Forma Financial Information" on page 69 of this Annual Report.)

     In addition to the one-time charges for the cumulative effect of the adoptions of SFAS 106 and SFAS 109 in 1992, these new accounting pronouncements also increased annual pretax costs. SFAS 106 increased 1992 pretax benefit expenses by approximately $27.7 million. SFAS 109 required the Company to restate certain assets and liabilities acquired in prior business combinations, resulting in an increase to property, plant, and equipment of $173 million and to 1992 depreciation expense of $13 million.

     James River's operating results for 1992 declined significantly from those of 1991. The decline was reflected in decreases in operating results for each of the Company's three businesses. Intense competition continued unabated in retail and commercial towel and tissue markets, food packaging markets, and uncoated free sheet and coated publications papers markets. Excess industry capacity, coupled with recessionary pressures, exacerbated competitive activity, depressing pricing throughout 1992. These decreases continued trends identified in 1991 for both the Consumer Products Business and the Communications Papers Business.

     As 1992 and 1991 are not directly comparable due to the adoption of new accounting standards and the reconsolidation of the Retained Operations and Marathon in 1992, sales and operating profit comparisons by business segment discussed herein are based on the supplemental pro forma financial information included on page 69 of this Annual Report. This information presents 1991 results on a pro forma basis, as though the Retained Operations and Marathon were reconsolidated and the new accounting standards were adopted in prior to the beginning of that year.

     [Operating Income - Communications Papers bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

Consumer Products Business
Revenues for the Consumer Products Business remained level at $2.4 billion in both 1991 and 1992. Operating profits of $71.0 million in 1992 declined 31% from the $103.6 million reported on a pro forma basis in 1991. Similar to the prior year, 1992 was characterized by very competitive markets, particularly in retail towel and tissue, and recessionary pressures that were experienced in all market channels. In addition, with declining pulp prices, fully integrated tissue producers such as James River were at a competitive disadvantage to producers who were less than fully integrated. Volume declined in the second half of the year for James River's retail towel and tissue products, in the face of heavy promotional spending and discounting by competitors that was not fully matched by the Company. Promotional spending by James River declined in 1992, resulting in lower selling and administrative expenses. Inventories increased above target levels in the fourth quarter of 1992 in connection with these volume declines, resulting in higher than normal year-end curtailments of production. As 1992 closed, however, volumes and market share were recovering and inventories had been successfully brought back to normal levels. In the commercial tissue business, volume increases were more than offset by downward pricing pressures caused by excess industry capacity. Results for the Dixie(r) plate and cup business were below 1991's, as the unusually cool and rainy summer depressed sales in this business's strongest season.

     [Current Ratio bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

Food and Consumer Packaging Business
Sales in 1992 of $1.6 billion in the Food and Consumer Packaging Business were comparable to 1991's sales, while operating profit declined approximately 30% from $128 million in 1991, on a pro forma basis, to $89 million in 1992. This business performed well in the first half of 1992, with operating margins averaging over 8%; however, a combination of factors adversely affected the second half of 1992, significantly reducing operating margins. Packaging markets grew increasingly competitive in the latter half of 1992, as food processors searched for cost reductions through the consolidation of supplier relationships resulting in reduced margins for this business. In addition, this business experienced severe levels of customer inventory corrections late in 1992, reducing year-end sales and causing higher than normal curtailments of production. Increases in resin costs for flexible packaging, which the Company was unable to pass through in end-product pricing, negatively influenced earnings as well. This business was also impacted by a strike during July and August of 1992 at certain Midwest converting plants and by downtime taken in October and November associated with the complete rebuild of the Kalamazoo, Michigan, coated recycled board machine. This rebuild doubled the capacity of this machine from 100,000 to 200,000 tons per year.

Communications Papers Business
Sales for the Communications Papers Business decreased from $972 million in 1991 to $918 million in 1992, while operating losses increased from $12 million on a pro forma basis in 1991 to $55 million in 1992. The Communications Papers Business was hurt by the substantial levels of industry overcapacity in printing and business papers, combined with recessionary conditions which reduced demand for these products. These conditions resulted in unprecedented declines in pricing, with pricing for uncoated free sheet reaching a 16-year low during the fourth quarter of 1992. Costs for wood chips in the Pacific Northwest were similar to those of 1991.

Interest Expense, Other Income, and Income Taxes
Net interest expense increased to $149.1 million in 1992 from $138 million in 1991; however, total interest costs decreased to $161.9 million from $169.7 million for the same periods. The increase in net interest expense reflected decreases in interest costs charged directly against the accrued restructuring liability from $17.8 million in 1991 (including $9.4 million related to the Retained Operations and Marathon) to $0.7 million in 1992. In addition, capitalized interest decreased slightly from $13.9 million in 1991 to $12.1 million in 1992. Lower total interest costs in 1992 resulted primarily from reductions in interest rates on floating rate debt. As of December 27, 1992, James River's long-term debt of $2.4 billion included approximately $800 million of floating rate debt and $1.6 billion of fixed rate debt. The company's ratio of cash flow to interest was 2.9 in 1992 compared to 2.5 in 1991.

     Other income decreased slightly from $26.8 million in 1991 to $24.7 million in 1992. Increases in equity in earnings of affiliates from $6.4 million in 1991 to $10.2 million in 1992 were offset by increases in foreign currency exchange losses from $5 million in 1991 to $9.6 million in 1992. Equity in earnings of affiliates for 1991 reflected the Company's 80% share of the losses of Marathon. These losses were not reflected in other income in 1992, as Marathon was reconsolidated as of the beginning of that year. The Company's equity in earnings of Jamont decreased slightly, reflecting softening European market conditions. Equity in earnings of Aracruz also decreased in 1992 compared to 1991, because of the inclusion of large currency gains in Aracruz's 1991 earnings.

     James River's effective tax rate decreased from 41.0% in 1991 to 34.6% in 1992. This decrease resulted from a combination of the adoption of SFAS 109, the change from a pretax income position to a pretax loss position, and increased permanent differences in connection with the 1992 restructuring charge.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities
During 1993, cash provided by operations increased over 40%, from $313 million in 1992 to $441 million in 1993. Cash provided by operations exceeded the total of capital spending and common and preferred dividends by $28 million in 1993.

Investing Activities
Capital expenditures totaled $331 million in 1993, a decrease of approximately 30% compared with $470 million of capital expenditures in 1992. Capital spending declined due to the completion of several of the Company's large capital projects during 1992 and to internal restraints placed on new capital spending in order to improve cash flow. During 1992, James River completed its $120 million rebuild of the Kalamazoo, Michigan, coated recycled board machine, its $71 million deinking facility at the Halsey, Oregon, tissue mill, and its new Dixie(r) plate plant in Bowling Green, Kentucky. Capital spending in 1993 included approximately $125 million in the Consumer Products Business, $64 million in the Food and Consumer Packaging Business, $138 million in the Communications Papers Business, and $4 million in other expenditures. Spending in 1993 in the Communications Papers Business included $67 million related to the rebuild of the chemical recovery unit at the Berlin, New Hampshire, mill. This project represents the completion of the Company's seven-year program to rebuild or replace recovery boilers at each of its chemical pulping facilities. It is estimated that capital spending in 1994 will remain at levels similar to 1993, based on a continued focus by management on capital spending and due to the completion of all major projects for chemical recovery unit rebuilds and capacity expansions. Contractual capital commitments as of December 26, 1993, were not material.

     [Capital Expenditures and Cash Flow from Operations bar chart which appears in the margin is omitted here; see description in Appendix A to this
Exhibit 13]

     In May 1993, the Company received notice, under an existing put and call agreement, that Occidental Forest Inc. would sell its 77% ownership interest in Diamond Occidental Forest Inc. ("Diamond") to James River for $198 million. At the put notice date, James River held 23% of Diamond, which owned in excess of 820,000 acres of timberlands, principally in New England and the Southeast. The Company consolidated Diamond effective as of the put notice date. In November 1993, James River paid $193 million (net of $5 million in cash received from Diamond) for the remaining shares of Diamond.

     James River realized a total of approximately $178 million in cash during 1993 from the sale of assets and from the redemption of preferred stock. A total of $131 million in proceeds were received during 1993 in connection with the sales of the Company's Groveton, New Hampshire, communications papers mill, its Pepperell, Massachusetts, specialty papers mill, and over 300,000 acres of Diamond timberlands. The Company received approximately $47 million on the redemption of the Specialty Coatings International, Inc. preferred stock, which had originally been received in 1991 in conjunction with James River's sale of its Specialty Papers Business.

Financing Activities
During 1993, James River reduced its total outstanding debt by $326 million, from $2.4 billion as of December 27, 1992, to $2.0 billion as of December 26, 1993, utilizing a combination of excess cash and cash provided by operations. Borrowings during 1993 totaled $456 million and included $250 million of 6.7% ten-year notes and $150 million of 7.75% thirty-year debentures. In addition, the Company acquired debt of approximately $27 million in connection with the consolidation of Diamond. Approximately $809 million of debt was repaid, including payments pursuant to scheduled maturities of $123 million, reductions in outstanding levels of borrowings supported by revolving credit facilities of $288 million, $307 million of early retirements pursuant to the 1992 refinancing program, and $91 million of other refinancings.

     [Total Capitalization bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

     During the fourth quarter of 1992, the Company commenced a refinancing program pursuant to which a total of $567 million principal amount of long-term debt was refinanced to take advantage of reduced long-term interest rates. Under this program, approximately $260 million of refinancings were completed in 1992 and the remaining $307 million were completed by the end of April 1993. The Company accrued the full amount of the extraordinary loss on the early extinguishment of debt in 1992.

     The Company's most restrictive covenants contain limitations on borrowings and require the maintenance of a minimum amount of net worth. As of December 26, 1993, under the most restrictive provisions of the Company's debt agreements, the Company had additional borrowing capacity in excess of $400 million and net worth in excess of the minimum requirements of approximately $300 million.

     The Company's ratios of total debt to total capital decreased from 52.8% as of the end of 1992 to 50.9% as of the end of 1993. The 1993 ratio decreased principally due to the reduction in total debt. The Company defines total capitalization as the sum of current and long-term debt and equity accounts.

     During 1993, the Company's working capital decreased by approximately $268 million. Current assets decreased by approximately $415 million, including a decrease in cash and short-term securities of $352 million, from $375 million as of the end of 1992 to a more normal level of $24 million as of the end of 1993. As of December 27, 1992, cash was increased significantly above normal levels in conjunction with the refinancing program. The excess cash was used to reduce debt during 1993. Current liabilities decreased by $147 million, including a decrease in the current portion of long-term debt of $115 million. The current ratio decreased to
1.64 as of December 26, 1993, from 1.83 as of the prior year end.

     The Company believes that its financial resources are adequate to support its capital needs and commitments. James River and its subsidiaries currently have revolving credit facilities which provide for borrowings of up to approximately $800 million at competitive rates for general corporate purposes (see Note 12 of Notes to Consolidated Financial Statements). The Company also has a $500 million commercial paper program which is supported by the revolving credit facilities. In addition, James River has agreements with several banks under which it may borrow funds on an uncommitted basis at below-prime rates. Such funds, although uncommitted, continue to be available to the Company. On December 26, 1993, the Company had total borrowings of $287 million which were supported by the revolving credit facilities, including $33 million outstanding under such facilities, $151 million of commercial paper, and $103 of short-term bank borrowings.

     During 1993, James River entered into foreign currency contracts that hedge a portion of the foreign currency exposure of its investment in Jamont. These agreements are described in Note 8 of Notes to Consolidated Financial Statements.

     The Company's debt ratings are investment grade. In May 1993, Standard & Poor's downgraded the Company's senior debt ratings from BBB+ to BBB and its preferred stock ratings from BBB to BBB-, while affirming the Company's A-2 commercial paper rating. Simultaneously, Standard & Poor's removed James River from CreditWatch, on which the Company had been placed in January 1993; however, they maintained a negative rating outlook.

     Cash dividends on common stock were declared at an annual rate of $.60 per share during the year. The Company's historical dividend policy is to pay 20% of earnings per share to its common shareholders. Although the depressed earnings have caused dividends to exceed that rate for the past four years, the Company's financial condition has not warranted a reduction in dividends in response to conditions which management believes to be temporary.

Put and Call Agreements
As of December 26, 1993, James River had put and call arrangements in connection with its investments in Jamont and the Naheola Cogeneration Limited Partnership. These agreements, which are more fully described in
Note 16 of Notes to Consolidated Financial Statements, include options pursuant to which the Company could purchase or be required to purchase additional equity interests at various times in the future.

     Under an agreement with Rayne Holdings Inc. ("Rayne"), which owns approximately 43% of Jamont, James River may purchase Rayne's interest in Jamont (the "Rayne Shares") at an escalating, formula-based price at any time until June 15, 1996, and again between September 1, 1996, and June 15, 1998. Rayne may put 80% of the Rayne Shares to James River during the summer of 1996 and the remaining 20% of such shares during the summer of 1998, at a proportionate amount of the then formula-based price. James River also has a put and call agreement with EuroPaper Inc. ("EuroPaper"), which owns the remaining 14% interest in Jamont. EuroPaper may put their Jamont shares to James River in May 1996, and James River may call these shares in August 1996, each at a fixed price of 1.04 billion French francs ($180.6 million using exchange rates in effect as of December 26, 1993). The current recessionary conditions in Europe have significantly reduced industry growth rates and industry overcapacity has developed, resulting in a very competitive pricing environment. While these current conditions create an element of uncertainty, management believes that the European economy will recover and that, by the defined put exercise dates, the value of Jamont will not be significantly less than the defined purchase prices at such dates, before considering currency risk. These options are subject to currency risk because the underlying assets are reported in various European currencies; however, hedge accounting is not available to diminish such risk on the Rayne option as it is denominated in U.S. dollars.

     James River also has put and call options with respect to its Alabama joint venture, Naheola Cogeneration Limited Partnership. These options are at market value, and management believes that the conditions under which James River may be required to purchase its partner's interest are unlikely to occur.

     [Total Assets bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

Environmental Matters
Like its competitors, James River is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations on the discharge of materials into the environment, including effluent and emission limitations, as well as require the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations.

     James River has made and will continue to make substantial capital investments and operating expenditures, as well as production adjustments, in connection with compliance with environmental laws and regulations, including the Clean Air Act Amendments of 1990 (the "Clean Air Act"), the Clean Water Act, the Resource Conservation and Recovery Act, and others. During 1993, capital expenditures totaling approximately $58 million were made by James River for pollution control facilities and equipment. Estimates of costs for future environmental compliance are necessarily imprecise due to, among other things, the continuing emergence of new environmental laws and regulations and environmental control or process technology developments.

     In December 1993, the U.S. Environmental Protection Agency ("EPA") published draft rules, informally referred to as the "cluster rules," which contain proposed revisions to effluent guidelines under the Clean Water Act in conjunction with new regulations relating to the discharge of certain substances under the Clean Air Act. The final rules are scheduled to be issued in late 1995, with a nominal compliance date of 1998. The new rules may require significant changes in the pulping and/or bleaching process presently used in some U.S. pulp mills, including several of James River's mills, necessitating additional capital expenditures to achieve compliance by approximately 1998. Based on preliminary estimates, the Company anticipates that such capital expenditures could be at least $300 million for James River. This estimate could change, depending on several factors, including, among others, the ability of the Company and other pulp manufacturers to convince the EPA that the proposed regulations are unnecessarily complex, burdensome, and environmentally unjustified; the outcome of potential administrative and judicial challenges; new developments in control and process technology; and inflation.

     [Working Capital bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

     In addition, James River has been identified as a potentially responsible party ("PRP") and is involved in remedial investigations and actions under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, or similar state laws regarding the past disposal of wastes at approximately 40 sites in the United States. Such statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that arranged for disposal of the wastes, the waste generators, the waste transporters, and the owners and operators of waste sites. Responsible parties (or any one of them, including the Company) may be required to bear all of such costs regardless of fault, legality of the original disposal, or ownership of the disposal site. The Company has settled or resolved actions related to certain sites at minimal cost and has determined that it has no responsibility with regard to certain other sites for which it has received notification. In most cases, James River is one of many PRP's, and its relative contributions of waste materials have been minor. At the Solvent Recovery Services of New England site in Connecticut, James River has been notified by the EPA that, based on records available at this time, the Company appears to be one of the largest "potentially responsible parties." Note 16 of Notes to Consolidated Financial Statements, which should be read in conjunction herewith, provides information on the Company's accrued remediation liabilities. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional sites in the future or that the cost associated with such additional sites would not be material.

     [Annual Rate of Cash Dividends per Common Share bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

Effects of Changing Prices
In the opinion of management, recognizing the effects of restating assets to reflect the impact of inflation would not have a material impact on reported earnings for the fiscal periods presented. The Company utilizes the last-in, first-out inventory valuation method for substantially all raw materials and finished goods. This method generally matches the most current costs of manufactured goods to current revenues and thus tends to reflect the impact of inflation in cost of goods sold. Furthermore, as a result of the Company's capital program and acquisitions, approximately 75% of the Company's gross fixed assets have been recorded at amounts equivalent to fair market values or current cost since 1986. Accordingly, the Company believes that any increase in depreciation expense that would result from restating fixed assets to current cost would not be material.

REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Shareholders of
James River Corporation of Virginia:


We have audited the accompanying consolidated balance sheets of James River Corporation of Virginia and Subsidiaries as of December 26, 1993 and December 27, 1992, and the related consolidated statements of operations, cash flows, and changes in capital accounts for each of the three fiscal years in the period ended December 26, 1993. These financial statements are the responsibility of the management of James River Corporation of Virginia. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James River Corporation of Virginia and Subsidiaries as of December 26, 1993 and December 27, 1992, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 26, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes 5 and 7 to the consolidated financial statements, effective as of the beginning of 1992, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 and its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.



                                   COOPERS & LYBRAND




Richmond, Virginia
January 25, 1994

CONSOLIDATED STATEMENTS OF OPERATIONS
James River Corporation of Virginia and Subsidiaries

                                  52 Weeks       52 Weeks       52 Weeks
                                     Ended          Ended          Ended
(in thousands, except         December 26,   December 27,   December 29,
  per share amounts)                  1993           1992           1991
Net sales                       $4,650,195     $4,728,179     $4,561,726
Cost of goods sold               3,858,586      3,976,714      3,551,875
Selling and administrative
  expenses                         677,586        702,145        765,871
Restructuring charge                              111,720
  Income (loss) from
    operations                     114,023        (62,400)       243,980
Interest expense                   137,594        149,087        138,004
Other income, net                   42,133         24,691         26,779
  Income (loss) before income
    taxes, extraordinary
    item, and the cumulative
    effect of accounting
    changes                         18,562       (186,796)       132,755
Income tax expense (benefit):
  Tax on current income or
    loss                             7,927        (64,721)        54,464
  Effect of tax rate change         10,981
    Total income tax expense
      (benefit)                     18,908        (64,721)        54,464
  Net income (loss) before
    extraordinary item and
    the cumulative effect of
    accounting changes                (346)      (122,075)        78,291
Extraordinary loss on early
  extinguishment of debt,
  net of income tax benefit
  of $19,227                                      (31,423)
Cumulative effect of changes
  in accounting principles:
  Change in accounting for
    income taxes                                   35,923
  Change in accounting for
    postretirement benefits
    other than pensions, net
    of income tax benefit of
    $189,534                                     (309,765)
    Net income (loss)           $     (346)    $ (427,340)    $   78,291
Preferred dividend
  requirements                     (32,822)       (26,494)       (24,613)
    Net income (loss)
      applicable to common
      shares                    $  (33,168)    $ (453,834)    $   53,678
Net income (loss) per common
  share and common share
  equivalent:
  Before extraordinary item
    and the cumulative effect
    of accounting changes            $(.40)        $(1.82)          $.66
  Extraordinary loss on early
    extinguishment of debt                           (.38)
  Cumulative effect of change
    in accounting for income
    taxes                                             .44
  Cumulative effect of change
    in accounting for
    postretirement benefits
    other than pensions                             (3.79)
    Net income (loss) per
      share                          $(.40)        $(5.55)          $.66
Weighted-average number of
  common shares and common
  share equivalents                 81,915         81,756         81,871



                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                         CONSOLIDATED BALANCE SHEETS
             James River Corporation of Virginia and Subsidiaries


                                         December 26,      December 27,
(in thousands)                                   1993              1992
ASSETS
Current assets:
  Cash and short-term securities           $   23,620        $  375,492
  Accounts receivable                         422,894           414,773
  Inventories                                 666,464           686,704
  Prepaid expenses and other
    current assets                             22,939            39,818
  Deferred income taxes                        83,538           101,529
  Net assets held for sale                     62,868            78,850
    Total current assets                    1,282,323         1,697,166
Property, plant, and equipment:
  Land and improvements                       147,805           149,328
  Buildings                                   622,509           594,175
  Machinery and equipment                   4,364,416         4,180,919
  Construction in progress                    119,431           246,632
                                            5,254,161         5,171,054
  Accumulated depreciation                 (1,829,267)       (1,668,245)
                                            3,424,894         3,502,809
  Timber and timberlands, net                 146,598
    Net property, plant, and
      equipment                             3,571,492         3,502,809
Investments in affiliates                     519,448           587,756
Other assets                                  324,724           390,576
Goodwill                                      153,315           158,029
    Total assets                           $5,851,302        $6,336,336
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Accounts payable and accrued
    liabilities                            $  616,192        $  604,767
  Income taxes payable                          4,463             3,650
  Current portion of long-term debt            97,287           212,734
  Accrued restructuring liability              63,134           107,066
    Total current liabilities                 781,076           928,217
Long-term debt                              1,942,836         2,153,868
Accrued postretirement benefits
  other than pensions                         541,823           514,016
Other long-term liabilities                   186,965           191,371
Deferred income taxes                         430,421           435,202
    Total liabilities                       3,883,121         4,222,674
Shareholders' equity:
  Preferred stock                             454,108           454,348
  Common stock, $.10 par value;
    shares outstanding,
    December 1993-81,628
    and December 1992-81,578                    8,163             8,158
  Additional paid-in capital                1,219,043         1,217,859
  Retained earnings                           286,867           433,297
    Total shareholders' equity              1,968,181         2,113,662
      Total liabilities and
        shareholders' equity               $5,851,302        $6,336,336

                  The accompanying notes are an integral part
                    of the consolidated financial statements

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
             James River Corporation of Virginia and Subsidiaries


                                      52 Weeks      52 Weeks     52 Weeks
                                         Ended         Ended        Ended
                                  December 26,  December 27, December 29,
(in thousands)                            1993          1992         1991
Cash provided by (used for)
  operating activities:
  Net income (loss)                   $   (346)    $(427,340)    $ 78,291
  Items not affecting cash:
    Extraordinary loss on early
      extinguishment of debt, net
      of income tax benefit                           31,423
    Cumulative effect of change in
      accounting for income taxes                    (35,923)
    Cumulative effect of change in
      accounting for postretirement
      benefits other than pensions,
      net of income tax benefit                      309,765
    Depreciation expense and cost
      of timber harvested              358,431       356,448      291,601
    Deferred income tax provision
      (benefit)                         11,856       (75,726)      14,492
    Restructuring charge                             111,720
    Undistributed earnings of
      unconsolidated affiliates         (6,582)       (9,872)      (6,178)
    Amortization and other              15,508        23,313       10,020
  Change in current assets and
    liabilities, net of effects of
    acquisitions and dispositions:
      Accounts receivable               (4,132)       (8,439)       6,753
      Inventories                       13,796         9,995       46,879
      Prepaid expenses and other
        current assets                  13,204        16,744       (3,153)
      Net assets held for sale           1,740         3,684       26,450
      Accounts payable and accrued
        liabilities                     25,513        34,610      (17,994)
      Income taxes payable              16,929        17,282       (9,012)
      Accrued restructuring
        liability                      (42,816)      (30,513)     (62,561)
  Retirement benefit funding (in
    excess of) less than expense        34,688        (6,811)     (57,118)
  Other, net                             2,787        (7,396)     (29,159)
    Cash provided by operating
      activities                       440,576       312,964      289,311
Cash provided by (used for)
  investing activities:
  Expenditures for property, plant,
    and equipment                     (331,065)     (469,681)    (467,474)
  Cash paid for acquisitions, net     (192,736)      (31,734)     (26,506)
  Cash received from sale of
    assets                             130,650        21,844      293,808
  Cash received on redemption of
    SCI preferred stock                 47,050
  Other, net                            12,116         4,723       12,833
    Cash used for investing
      activities                      (333,985)     (474,848)    (187,339)
Cash provided by (used for)
  financing activities:
  Additions to long-term debt          456,220       948,830      399,450
  Payments of long-term debt          (808,848)     (493,101)    (381,148)
  Premiums paid on early
    extinguishment of debt             (24,200)      (26,450)
  Preferred stock issued, net of
    issuance costs                                    96,566
  Common and preferred stock cash
    dividends paid                     (81,713)      (73,517)     (69,364)
  Other, net                                78           (36)       2,251
    Cash provided by (used for)
      financing activities            (458,463)      452,292      (48,811)
Increase (decrease) in cash and
  short-term securities               (351,872)      290,408       53,161
Cash and short-term securities,
  beginning of year                    375,492        85,084       31,923
    Cash and short-term securities,
      end of year                     $ 23,620     $ 375,492     $ 85,084



                  The accompanying notes are an integral part
                   of the consolidated financial statements.

             CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL ACCOUNTS
              James River Corporation of Virginia and Subsidiaries


                                 52 Weeks       52 Weeks       52 Weeks
                                    Ended          Ended          Ended
                             December 26,   December 27,   December 29,
(in thousands)                       1993           1992           1991
Preferred stock
  Balance, beginning of year   $  454,348     $  354,588     $  354,828
  Issuance of Series O
    preferred stock                              100,000
  Preferred stock sinking
    fund requirements                (240)          (240)          (240)
    Balance, end of year       $  454,108     $  454,348     $  354,588

Common shareholders' equity
Common stock:
  Balance, beginning of year   $    8,158     $    8,150     $    8,130
  Exercise of stock options
    and awards                          5              8             20
    Balance, end of year            8,163          8,158          8,150
Additional paid-in capital:
  Balance, beginning of year    1,217,859      1,219,997      1,216,340
  Exercise of stock options
    and awards                      1,229          1,296          3,657
  Preferred stock issuance
    costs                             (45)        (3,434)
    Balance, end of year        1,219,043      1,217,859      1,219,997
Retained earnings:
  Balance, beginning of year      433,297        992,651        987,775
  Net income (loss)                  (346)      (427,340)        78,291
  Common stock cash
    dividends declared            (48,963)       (48,942)       (44,774)
  Preferred stock cash
    dividends declared            (32,818)       (26,583)       (24,610)
  Change in equity component
    of minimum pension
    liability                      (6,768)       (21,011)         6,104
  Foreign currency
    translation                   (57,535)       (35,478)       (10,135)
    Balance, end of year          286,867        433,297        992,651
      Common shareholders'
        equity, end of year    $1,514,073     $1,659,314     $2,220,798



                  The accompanying notes are an integral part
                   of the consolidated financial statements.

Note 1.   Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements present the operating results and financial position of James River Corporation of Virginia and its majority owned subsidiaries ("James River" or the "Company"). Significant intercompany balances and transactions have been eliminated. Investments in unconsolidated affiliates which are at least 20% owned are accounted for using the equity method and are stated at cost plus the Company's share of undistributed earnings and foreign currency translation adjustments, as applicable, since acquisition.

Fiscal Year
James River's fiscal year includes the 52 or 53 weeks ending on the last Sunday in December. The years ended December 26, 1993, December 27, 1992, and December 29, 1991 each included 52 weeks. Certain foreign affiliates have been included on the basis of closing dates which lag the Company's fiscal year end by one month.

Cash and Short-Term Securities
The Company invests excess cash in marketable securities, including commercial paper, government repurchase agreements, and time deposits, with original maturities of three months or less.

Inventories
Inventories are stated at the lower of cost or market and include the cost of materials, labor, and manufacturing overhead. The last-in, first-out cost flow assumption is used for valuing substantially all domestic inventories
other than stores and supplies.   Other inventories are valued using
first-in, first-out or average cost assumptions.

Net Assets Held for Sale
Net assets held for sale represent total assets, less liabilities of operations to be divested or phased out by the Company as part of its restructuring programs.

Property, Plant, and Equipment
Property, plant, and equipment is stated at cost, less accumulated depreciation. Expenditures for improvements which increase asset values or extend useful lives are capitalized. Maintenance and repair costs are expensed as incurred. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which range from 20 to 45 years for buildings and 5 to 20 years for machinery and equipment. For income tax purposes, depreciation is calculated using accelerated methods. Certain assets are depreciated using composite depreciation methods; accordingly, no gain or loss is recognized on partial sales or retirements of these assets.

Timber and Timberlands
Timber and timberlands are stated at cost, less accumulated cost of timber harvested. Cost of timber harvested is recorded as timber is cut at rates which are determined annually based on the relationship of unamortized timber cost to the estimated volume of recoverable timber.

Intangible Assets
The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over 40 years. Goodwill is presented net of accumulated amortization of $38.6 million as of December 26, 1993 and $33.9 million as of December 27, 1992. Differences between the Company's carrying value of investments in unconsolidated affiliates and its share of the underlying net assets of such affiliates are amortized over periods of up to 40 years.

Landfill Closure Costs
The Company accrues for estimated landfill closure costs over the periods that benefit from the use of the landfills. Accrued landfill closure liabilities totaled $13.8 million as of December 26, 1993 and $13.9 million as of December 27, 1992.

Interest Costs
The Company capitalizes interest costs as part of the cost of constructing certain facilities and equipment. Total interest costs incurred, amounts capitalized in fixed asset accounts or charged against the restructuring liability, and interest paid were as follows:


(in thousands)                             1993         1992        1991
Total interest costs                   $142,885     $161,865    $169,744
Interest capitalized                     (5,291)     (12,094)    (13,948)
Interest charged against accrued
  restructuring liability                               (684)    (17,792)
    Net interest expense               $137,594     $149,087    $138,004

Interest paid                          $151,563     $171,089    $168,815

Research and Development
Research and development expenditures are expensed as incurred. Direct and readily identifiable indirect research and development costs totaled $41.8 million in 1993, $43.8 million in 1992, and $45.9 million in 1991.

Income Taxes
Effective as of the first day of 1992, James River adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), and reported the cumulative effect of this change in accounting principle in the consolidated statement of operations. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences and income tax credits. Deferred tax liabilities and assets are determined based on the differences between the financial and tax bases using enacted tax rates in effect for the year in which such differences are expected to reverse. The effect of a change in tax rates on deferred tax liabilities and assets is recognized in net income in the period in which the tax rate change is enacted.

Foreign Currency Translation
The accounts of most foreign subsidiaries and affiliates are measured using local currency as the functional currency. For those entities, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net earnings and accumulated as a separate component of retained earnings. Gains and losses from foreign currency transactions are included in other income. The U.S. dollar is used as the functional currency for subsidiaries and affiliates operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in other income.

Hedge Agreements
The Company periodically enters into foreign currency contracts and interest rate swap agreements to manage the risk from exchange rate fluctuations and interest rate exposure. Translation gains and losses on hedges of net investments are deferred and accumulated in the foreign currency translation component of shareholders' equity. Gains and losses on interest rate swaps are recognized in the results of operations as incurred.

Net Income (Loss) Per Common Share and Common Share Equivalent
Net income (loss) per common share is computed based on the weighted-average number of common shares and dilutive common share equivalents outstanding during the period. Net income (loss) used in these computations is reduced by preferred dividend requirements. Fully diluted earnings per share are considered to be equal to primary earnings per share in all periods presented because the assumed conversion of potentially dilutive securities which are not common share equivalents was either not dilutive or resulted in immaterial dilution.

Reclassifications
Certain amounts in the prior years' financial statements and supporting footnote disclosures have been reclassified to conform to the current year's presentation.

Note 2.   Restructuring Programs

1992 Program
In December 1992, James River recorded a $111.7 million restructuring charge ($71.4 million net of tax benefits, or $.87 per share) in connection with the implementation of its 1992 restructuring program. This restructuring charge covers the costs of a productivity enhancement plan which includes the disposal and consolidation of certain under-performing operations and assets, related severance expenses, and organizational streamlining.

     During 1993, as part of this program, James River sold its Groveton, New Hampshire, communications papers mill. In addition, several other facilities have been closed or operations reduced. Operations which were closed included the Williamsport, Pennsylvania, party goods facility, the Sunnyside, Washington, flexible packaging plant, the Modesto, California, folding carton plant, and the Minerva, Ohio, food-wrap plant, while operations at the Dayton, Ohio, flexible packaging plant have been reduced. The majority of the products previously manufactured at these facilities has been relocated to other James River plants.

1990 Program
In August 1990, the Company adopted a restructuring program designed to refocus the Company. The program provided for the divestiture of 29 mills, including the Company's Specialty Papers Business. During 1991, the operating results of those operations which were to be divested and interest expense attributable to such facilities were charged against the accrued restructuring liability.

     In February 1992, James River announced the termination of the 1990 restructuring program, as it was substantially complete. The Company also announced that it would retain the Berlin/Gorham and Groveton, New Hampshire, communications papers mills and the Ashland, Wisconsin, recycled tissue mill (collectively, the "Retained Operations"), which were unsold, as well as its full 80% ownership interest in the Marathon, Ontario, pulp mill ("Marathon"), of which 30% had been held for sale. The Retained Operations and Marathon were reconsolidated as of the beginning of 1992.

     Pro forma results for 1991, adjusted to reflect the consolidation of the Retained Operations and Marathon, are presented under the heading
Supplemental Pro Forma Financial Information, herein.

Note 3.   Acquisitions, Dispositions, and Related Transactions

1993
In early 1993, the Company sold its Pepperell, Massachusetts, specialty papers mill to Merrimac Paper Company. In March 1993, the Company received approximately $47 million in cash in connection with the redemption of its shares of Specialty Coatings International, Inc. ("SCI") preferred stock. James River originally received the SCI preferred stock in April 1991 as part of the consideration for the sale of the Company's Specialty Papers Business, as discussed below. The proceeds represented the then-current face value of the preferred stock, as previously adjusted based on SCI's operating results. In April 1993, the Company completed the sale of its Groveton, New Hampshire, communications papers mill to Wausau Paper Mills Company pursuant to the 1992 restructuring program. In September 1993, the Company completed the sale of its 49% interest in Fabrica de Papel, a Mexican tissue producer.

     In May 1993, the Company received notice, under an existing put and call agreement, that Occidental Forest Inc. ("OFI") would sell its 77% ownership in Diamond Occidental Forest Inc. ("Diamond") to James River for $198 million. At the time of the notice, James River owned 23% of Diamond. James River consolidated Diamond concurrent with the receipt of the put exercise notice from OFI. In October 1993, Diamond completed the sale of more than 300,000 acres of timberlands to the Hancock Timber Resource Group. Proceeds from this and other Diamond land sales during 1993, which totaled approximately $100 million, were applied to James River's purchase of the remaining interest in Diamond. This purchase, which included approximately 500,000 acres of timberlands located principally in the Northeast and the Southeast, was completed in November 1993.

1992
In March 1992, as of part of its 1990 restructuring program, James River completed the sale of the assets of its South Glens Falls, New York, tissue mill.

     In September 1992, James River acquired the paper products business of The Mennen Company; this business produces a premium line of party goods.

1991
In April 1991, James River completed the sale of the assets of its Specialty Papers Business to SCI. The transaction involved the sale of 16 mills and the lease of another five mills. In consideration for the assets sold, James River received approximately $271 million in cash and $52 million face value of exchangeable preferred stock. In August 1991, James River sold the assets of its carbonizing papers mill located in Wiggins, Mississippi, to Coastal Paper Company ("Coastal Paper"), a joint venture formed by James River and a private individual. In September 1991, James River completed the sale of its Solka Floc(r) powdered cellulose business in Berlin, New Hampshire. Each of these divestitures was part of the 1990 restructuring program.

     In March 1991, James River made a capital contribution to the Naheola Cogeneration Limited Partnership (the "Naheola Partnership") of certain steam and power assets (see Note 11).

     In August 1991, James River acquired the stock of Rampart Packaging Inc., a Virginia manufacturer of high performance plastic food containers.
In September 1991, James River acquired a folding carton operation located in Charlotte, North Carolina.

Summary
Acquisitions and dispositions for the three years ended December 26, 1993 are summarized below. The purchase prices of acquisitions were allocated to the acquired assets based on their respective fair values. Had each of these transactions occurred as of the beginning of the year indicated, the aggregate pro forma effect on the Company's operations would not have been material to that year.


(in thousands)                                1993       1992       1991
Acquisitions of consolidated entities:
  Fair value of assets acquired           $241,598    $46,477    $28,348
  Liabilities assumed or created           (43,898)    (6,936)    (1,842)
  Cash paid for acquisitions               197,700     39,541     26,506
  Cash acquired                             (4,964)    (7,807)
    Cash paid for acquisitions, net       $192,736    $31,734    $26,506

Dispositions:
  Fair value of assets sold               $135,350    $26,844   $349,808
  Non-cash consideration received           (4,700)    (5,000)   (56,000)
    Cash received from sale of
      assets                              $130,650    $21,844   $293,808

Note 4.  Other Income

The components of other income were as follows:

(in thousands)                                1993       1992       1991
Interest income                            $24,864    $14,641    $12,594
Equity in earnings of
  unconsolidated affiliates                  7,771     10,194      6,360
Royalty and commission income                2,940      4,738      4,547
Gain on sale of assets                       2,924                 1,872
Minority interests in losses
  of subsidiaries                            1,898      1,304
Foreign currency exchange losses            (3,281)    (9,571)    (4,997)
Write-off of investment in
  preferred stock                           (2,168)
Other, net                                   7,185      3,385      6,403
  Total other income                       $42,133    $24,691    $26,779

Interest income for the year ended December 26, 1993 included $14.3 million of interest received in connection with the favorable settlement of certain prior years' income tax returns. The 1993 gain on the sale of assets represented the Company's gain on the sale of its investment interest in Fabrica de Papel and gains on the sale of miscellaneous non-operating assets. The 1993 preferred stock write-off was related to James River's investment in Patriot Paper Corporation. This stock was received in 1990 as part of the consideration for the sale of the Company's Hyde Park, Massachusetts, mill. The 1991 gain on the sale of assets arose from the sale of the Company's oil barging and bunkering business.

Note 5.  Income Taxes

The components of income (loss) before income taxes, extraordinary item, and accounting changes were as follows:

(in thousands)                                1993       1992       1991
Domestic                                   $24,592  $ (85,194)  $129,260
Foreign                                     (6,030)    10,118      3,495
Restructuring charge,
  principally domestic                               (111,720)
  Income (loss) before income
    taxes, extraordinary item,
    and accounting changes                 $18,562  $(186,796)  $132,755

Income tax expense (benefit), excluding income taxes on the extraordinary item and accounting changes, consisted of the following:

(in thousands)                                1993       1992       1991
Current:
  Federal                                  $ 1,293  $   1,677    $33,017
  State                                      2,780      5,265      3,625
  Foreign                                    2,979      4,063      3,330
    Total current income
      tax provision                          7,052     11,005     39,972
Deferred:
  Federal                                   18,311    (59,567)    13,892
  State                                     (1,811)   (12,496)     4,177
  Foreign                                   (4,644)    (3,663)    (3,577)
    Total deferred income
      tax provision (benefit)               11,856    (75,726)    14,492
    Income tax expense (benefit)           $18,908   $(64,721)   $54,464

Cash payments for income taxes totaled approximately $6.6 million in 1993, $8.6 million in 1992, and $44.9 million in 1991.

     In August 1993, the Omnibus Budget Reconciliation Act of 1993 was enacted and provided for, among other things, an increase in the federal corporate income tax rate from 34% to 35%, retroactive to January 1, 1993. James River recorded a charge of approximately $11 million to increase its deferred tax liability for the effect of this increase in tax rates.

     Effective as of the beginning of 1992, James River adopted SFAS 109, which requires the use of the liability method of accounting for income taxes. In connection with the adoption of SFAS 109, the Company recorded a credit of $35.9 million, or $.44 per share, in 1992. Prior years' financial statements were not restated to reflect the provisions of SFAS 109. The adoption of SFAS 109 also required that the Company restate certain assets and liabilities acquired in prior business combinations and the related deferred taxes payable. Property, plant, and equipment was increased by $173 million, resulting in increased annual depreciation expense of approximately $13 million. The net impact of the adoption of SFAS 109 on the net deferred tax liability was a credit of $141 million.

     No provision for income taxes has been made for $85.1 million of undistributed earnings of certain of the Company's foreign subsidiaries and affiliates which have been indefinitely reinvested. It is not practicable to determine the amount of U.S. income tax which would be payable if such undistributed foreign earnings were repatriated through dividend remittances because any U.S. taxes payable on such dividends would be offset, at least in part, by foreign tax credits.

     Principal reasons for the difference between the federal statutory income tax rate on income (loss) before income taxes, extraordinary item, and accounting changes and the Company's effective income tax rate were as follows:

                                         Percent of Pretax Income or (Loss)
                                            1993         1992       1991
Federal statutory income tax rate           35.0%       (34.0)%     34.0%
State income taxes, net of federal
  income tax effect                          3.1         (2.6)       3.9
Excess of book over tax basis of
  acquired fixed assets                                              5.2
Impact of taxes provided on
  restructuring                                           1.0       (3.3)
Amortization of goodwill                     7.7           .9        1.2
Other items, net                            (3.1)          .1
  Effective income tax rate
    on current income (loss)                42.7%       (34.6)%     41.0%
Effect of increase in federal
  income tax rate                           59.2%
  Effective income tax rate                101.9%       (34.6)%     41.0%

The income tax effects of temporary differences that gave rise to the net deferred tax liability as of December 26, 1993 and December 27, 1992 were as follows:


(in thousands)                                           1993       1992
Current deferred tax (assets) liabilities:
  Excess of book over tax restructuring charges      $(23,073) $ (40,642)
  Accrued vacation pay                                (22,156)   (20,710)
  Workers' compensation and other claims              (21,746)   (19,004)
  Postretirement benefits other than pensions         (10,892)   (10,629)
  Early extinguishment of debt                                    (9,186)
  Net operating loss carryforwards                     (7,500)    (6,000)
  Other items, net                                      1,829      4,642
    Total net current deferred tax asset              (83,538)  (101,529)
Noncurrent deferred tax (assets) liabilities:
  Excess of book over tax basis of assets             731,867    689,955
  Pension benefits                                     69,555     76,005
  Unremitted earnings of foreign subsidiaries
    and affiliates                                     15,865     18,369
  Other items, net                                      3,762        756
  Postretirement benefits other than pensions        (204,352)  (189,431)
  Other liabilities and reserves                      (21,601)   (29,500)
  Net operating loss carryforwards                    (57,906)   (64,430)
  Alternative minimum tax credit carryforwards        (87,328)   (49,825)
  General business and foreign tax credit
    carryforwards                                     (19,441)   (16,697)
    Total net noncurrent deferred tax liability       430,421    435,202
     Net deferred tax liability                      $346,883   $333,673

Prior to the adoption of SFAS 109, deferred income taxes resulted from timing differences in the recognition of revenues, expenses, and tax credits for tax and financial reporting purposes. The significant components of the deferred tax provision for 1991 were as follows: change in accrued restructuring liability, $38.6 million; excess of tax over book depreciation, $27.6 million; asset dispositions and retirements, $(37.3) million; alternative minimum tax credit carryforwards generated, $(18.4) million; and other, net, $4.0 million.

     During 1993, the Company received tax refunds from the Internal Revenue Service as a result of the favorable settlement of certain prior years' income tax returns. The principal amount of such refunds, totaling $10.6 million, was credited to deferred income taxes, as a deferred tax asset had been previously recorded to provide for these refunds. The Internal Revenue Service is currently reviewing the Company's federal income tax returns for the years 1987 through 1989 and the returns of certain acquired companies for years ending prior to their acquisition by James River. In the opinion of management, potential adjustments resulting from these examinations will not have a material effect on the Company's financial condition.

     As of December 26, 1993, for federal income tax purposes, the Company had a net operating loss ("NOL") carryforward of $115.2 million available to offset future regular taxable income and an alternative minimum tax ("AMT") NOL carryforward of $37.5 million available to offset future alternative minimum taxable income. Both of these carryforwards expire in 2008. The Company also had approximately $19.4 million of general business tax and foreign tax credit carryforwards for tax purposes which expire from 1994 through 2007. In addition, the Company had AMT credit carryforwards of $87.3 million which have been reflected as a reduction of deferred taxes. AMT credits may generally be carried forward indefinitely and used in future years to the extent the Company's regular tax liability exceeds the AMT liability for such future years.

Note 6.  Pension Plans

James River sponsors various contributory and noncontributory pension plans which cover substantially all employees. The Company also participates in several multiemployer retirement plans which provide defined benefits to employees covered under certain collective bargaining agreements. Benefits under the majority of plans for hourly employees are primarily based on stated benefits per year of credited service. Benefits for salaried employees are primarily related to compensation and years of credited service. The Company makes contributions to its plans sufficient to meet the minimum funding requirements of applicable laws and regulations plus additional amounts, if any, as the Company, in consultation with its actuaries, deems to be appropriate. Contributions to multiemployer plans are generally based on negotiated labor contracts. Plan assets consist principally of equity securities and corporate and government obligations.

     The components of net pension cost were as follows:

(in thousands)                                1993       1992       1991
Service cost                              $ 18,376   $ 19,239   $ 17,727
Interest accrued on projected
  benefit obligation                        94,149     88,692     87,444
Net investment (income) loss on
  plan assets:
  Actual                                  (163,730)  (125,709)  (225,357)
  Deferral of difference between actual
    and expected investment income          50,643     16,328    117,605
Net amortization                            13,806      6,955      2,573
Contributions to multiemployer
  pension plans                              5,588      5,829      5,661
Less net pension cost attributable
  to operations held for sale                                     (2,088)
    Net pension cost                      $ 18,832   $ 11,334   $  3,565

Net amortization included amortization of the net transition asset, net experience gains and losses, and prior service costs over approximately 15 to 20 years.

     The actuarial assumptions used in determining net pension costs were as follows:

                                              1993       1992       1991
Discount rate                                 8.0%       8.5%       9.0%
Assumed rate of increase in
  compensation levels                         5.5%       6.0%       6.0%
Expected long-term rate of return
  on plan assets                             10.5%      10.5%      10.5%

As of December 26, 1993, benefit obligations were determined using a discount rate of 7.375% and an assumed rate of increase in compensation levels of 5.5%. The effect of the change in the discount rate was an increase in the accumulated benefit obligation of $80.5 million.

     The following table sets forth the funded status of the Company's plans:
                                                   1993                            1992
                                             Assets     Accumulated         Assets    Accumulated
                                             Exceed        Benefits         Exceed       Benefits
                                        Accumulated          Exceed    Accumulated         Exceed
(in thousands)                             Benefits          Assets       Benefits         Assets
Actuarial present value of:
  Vested benefits                        $  904,738        $315,562     $  789,774       $288,364
  Nonvested benefits                         34,550          27,574         39,899         29,293
    Accumulated benefit obligation          939,288         343,136        829,673        317,657
  Effect of projected future salary
    increases                                27,067             382         45,622            432
    Projected benefit obligation            966,355         343,518        875,295        318,089
Plan assets at fair value                 1,079,680         273,905      1,006,650        265,987
Plan assets in excess of (less than)
  projected benefit obligation              113,325         (69,613)       131,355        (52,102)
Unrecognized net loss                        82,258          70,919         66,631         60,395
Unrecognized prior service cost              31,149          28,060         29,838         30,451
Unrecognized net transition asset           (13,678)         (4,686)       (15,384)        (5,874)
Minimum pension liability                                   (93,924)                      (84,540)
  Net pension asset (liability)          $  213,054        $(69,244)    $  212,440       $(51,670)

Other assets included net noncurrent pension assets of $237.7 million as of December 26, 1993 and
$245.3 million as of December 27, 1992, exclusive of the additional minimum pension liabilities.  As of December 26, 1993, $93.9 million of additional minimum pension liabilities for underfunded plans were included in other long-term liabilities, offset by an intangible asset of $30.1 million and a charge of $39.0 million to retained earnings, net of deferred taxes of $24.8 million.  As of December
27, 1992, the additional minimum pension liability of $84.5 million was offset by an intangible asset of $32.7 million and a charge to retained earnings of $32.2 million, net of deferred taxes of $19.6 million.

Note 7.  Postretirement Benefits Other Than Pensions

James River provides certain medical and life insurance benefits to eligible retired employees. Salaried employees hired before January 1, 1993 generally become eligible for retiree medical benefits after reaching age 55 with 15 years of service or after reaching age 65. Under the salaried plan, post-age 65 eligible retirees are reimbursed for a portion of the cost of premiums of Medicare supplement insurance policies, based upon vested years of service. Post-age 65 salaried retirees are also reimbursed for certain prescription drug costs, less deductibles. Pre-age 65 eligible retirees are paid a stated percentage of covered medical expenses, less deductibles. Salaried employees hired after January 1, 1993 are not eligible for retiree medical benefits. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and collective bargaining unit. All of the Company's retiree medical plans are unfunded.

     In December 1992, James River adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), effective as of the first day of that year.
This statement requires the accrual of the cost of providing postretirement benefits, including medical and life insurance coverage, during the years that employees render service. The Company elected immediate recognition of the cumulative effect of the change in accounting for postretirement benefits of $499.3 million ($309.8 million net of income tax benefits of $189.5 million, or $3.79 per share), which represented the accumulated benefit obligation existing as of the first day of 1992. The effect of this change on 1992 operating results, after recording the cumulative effect for years prior to 1992, was an increase in pretax expenses of $27.7 million ($17.2 million after taxes). The pro forma effect of the change on years prior to 1992 was not determinable. Prior to 1992, postretirement medical and life insurance costs were generally expensed as claims were paid. Postretirement medical and life insurance benefits expensed in 1991 were $17.2 million.

     The components of net periodic postretirement benefit cost for 1993 and 1992 were as follows:


(in thousands)                                           1993       1992
Service cost                                          $12,362    $13,510
Interest cost on accumulated postretirement
  benefit obligation                                   43,059     41,205
Net amortization                                       (5,078)    (2,038)

  Net periodic postretirement benefit cost            $50,343    $52,677

Net amortization included amortization of prior service costs and net experience gains and losses over approximately 15 years. The discount rate used in determining the net periodic postretirement benefit cost was 8.5% for 1993 and 1992.

     Summary information on the Company's plans was as follows:


(in thousands)                                           1993       1992
Accumulated postretirement benefit obligation:
  Retirees                                           $246,053   $179,852
  Fully eligible active participants                  109,350    123,617
  Other active participants                           226,995    212,651
    Total accumulated postretirement benefit
      obligation                                      582,398    516,120
Unrecognized net loss                                 (87,694)    (3,660)
Unrecognized prior service cost                        75,119     29,556
    Accrued postretirement benefit cost              $569,823   $542,016

As of December 26, 1993 and December 27, 1992, the Company has included $28.0 million of accrued postretirement benefit costs in accrued liabilities, representing the estimated current portion of this liability.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% as of December 26, 1993 and 8.5% as of December 27, 1992. The effect of this change in the discount rate was an increase in the accumulated benefit obligation of $37.3 million. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.5% in 1993, declining by .5% per year through 2003 and declining by .25% per year from 2004 through 2007, to an ultimate rate of 5.5%. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 26, 1993 would have increased by 16%. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1993 would have been an increase of 20%.

Note 8.  Foreign Currency Translation and Hedge Agreements

The change in retained earnings resulting from the translation of assets and liabilities of foreign subsidiaries and affiliates, net of the effect of exchange rate hedges, was as follows:


(in thousands)                                           1993       1992
Balance, beginning of year                           $ 18,990    $54,185
Translation adjustments, net of taxes                 (57,535)   (35,195)
    Balance, end of year                             $(38,545)   $18,990

Currency Exchange Rate Hedge Agreements
The Company has entered into foreign currency contracts that hedge a portion of the foreign currency exposure of its net investment in Jamont N.V. ("Jamont"). As of December 26, 1993, the Company had outstanding foreign currency contracts covering a total notional principal amount of $488 million, primarily denominated in French francs, British pounds, Belgian francs, and Spanish pesetas. Currency gains and losses on the contracts are recorded in the foreign currency translation component of retained earnings. These contracts mature on September 1, 1998. In connection with these contracts, the Company has entered into interest rate swap agreements to manage the related interest rate exposure. Gains and losses on these agreements are included in other income as incurred.

     The counterparties to the Company's foreign currency contracts and interest rate swap agreements consist of a number of major international financial institutions. The Company continually monitors its positions with, and the credit quality of, these financial institutions and does not anticipate nonperformance by the counterparties.

Fair Value of Foreign Currency Hedge Agreements
As of December 26, 1993, the carrying value of foreign currency contracts was a net liability of $4.1 million and the fair value, based on quoted market prices of comparable instruments, was a net liability of $11.8 million.

Note 9.  Supplemental Balance Sheet Information

Short-Term Securities
Short-term securities, with a cost of $21.4 million as of December 26, 1993 and $374.1 million as of December 27, 1992, consisted primarily of commercial paper, government repurchase agreements, and time deposits. The carrying value of cash and short-term securities approximates fair value because of the short maturity of these instruments.

Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities included the following:

(in thousands)                                           1993       1992
Accounts payable                                     $252,144   $221,606
Accrued liabilities:
  Compensated absences                                 73,471     73,878
  Employee insurance benefits                          63,009     56,790
  Interest payable                                     24,333     33,011
  Postretirement benefits
    other than pensions                                28,000     28,000
  Advertising and promotion                            34,691     26,932
  Accrued premium on early
    extinguishment of debt                                        24,200
  Salaries and incentive compensation                  20,068     22,302
  Taxes payable, other than income taxes               30,983     20,693
  Dividends payable                                    20,467     20,398
  Other items                                          69,026     76,957
    Total accounts payable and accrued
      liabilities                                    $616,192   $604,767

Note 10.  Inventories

Inventory components and their valuation methods were as follows:


(in thousands)                                           1993       1992
Components:
  Raw materials                                      $161,093   $165,963
  Finished goods and work in process                  425,640    455,804
  Stores and supplies                                 139,457    140,037
                                                      726,190    761,804
Subtraction to state certain inventories
  at last-in, first-out cost                          (59,726)   (75,100)
    Total inventories                                $666,464   $686,704

Valued at lower of cost or market:
  Last-in, first-out                                 $522,483   $512,937
  First-in, first-out or average                      143,981    173,767
    Total inventories                                $666,464   $686,704

Note 11.  Investments in Affiliates

As of December 26, 1993, James River's principal investments in affiliates accounted for using the equity method included investments in Jamont, Aracruz Celulose S.A. ("Aracruz"), the Naheola Partnership, Dubreuil Forest Products Limited ("Dubreuil"), and Coastal Paper.

     Jamont, in which James River has a 43% indirect ownership interest, is a major producer of towel and tissue products with operations in twelve European countries. James River is a party to put and call agreements related to the remaining 57% of Jamont; such agreements are further described in Note 16. Aracruz, in which James River has a 5.2% indirect ownership interest, is a major Brazilian eucalyptus pulp producer. James River's investment in Aracruz is accounted for using the equity method, as the Company has direct ownership interests in excess of 20% in certain intervening holding companies. James River has a 50% ownership interest in the Naheola Partnership, which owns and operates a $300 million chemical recovery cogeneration facility at the Company's Pennington, Alabama, pulp and paper mill. Dubreuil, in which James River has a 40% indirect ownership interest, operates a sawmill in Dubreuilville, Ontario. James River owns 50% of Coastal Paper, which operates a lightweight papers mill in Mississippi.

     During 1993, James River acquired the remaining 77% interest in Diamond and consolidated its operations which were previously accounted for under the equity method. Also during 1993, the Company sold its 49% interest in Fabrica de Papel. As of the beginning of 1992, James River reconsolidated Marathon, in which it has an 80% ownership interest, in conjunction with the termination of the Company's 1990 restructuring program. During 1991, 50% of Marathon was accounted for using the equity method and 30% was included in net assets held for sale.

     Changes in James River's investments in affiliates during 1993 and 1992 were as follows:

(in thousands)                                          1993        1992
Balance, beginning of year                          $587,756    $619,692
Equity in net income                                   7,771      10,194
Foreign currency translation
  adjustments, net                                   (49,775)    (23,852)
Consolidation of net assets of affiliates            (19,616)    (20,069)
Sale of investment                                    (2,967)
Dividends received                                    (1,189)       (322)
Other, net                                            (2,532)      2,113
    Balance, end of year                            $519,448    $587,756

James River's share of undistributed earnings of affiliates included in consolidated retained earnings was $96.8 million as of December 26, 1993 and $84.2 million as of December 27, 1992.

     The summarized financial information presented below represents an aggregation of 100% of the principal companies accounted for by the equity method.


(in thousands)                                          1993        1992
Condensed income statement information:
  Revenues                                        $1,524,932  $1,752,703
  Gross profit                                       358,881     411,822
  Net earnings                                        23,752      23,902

Condensed balance sheet information:
  Current assets                                  $  771,385  $  999,827
  Noncurrent assets, including
    intangibles                                    2,102,622   2,530,328
  Current liabilities                                657,590     917,279
  Noncurrent liabilities                             891,524   1,037,250
  Minority interests                                 189,397     233,378
  Equity                                           1,135,496   1,342,248

James River's share of equity                     $  561,603  $  656,068

Note 12.  Indebtedness

Long-term debt consisted of the following:

(in thousands)                                          1993        1992
Commercial paper and borrowings supported
  by revolving credit facilities                  $  287,100  $  550,365
Unsecured notes and debentures:
  Floating rate notes, payable from 1994
    to 1995                                          250,000     250,000
  6.7% notes, payable in 2003                        249,444
  6.75% notes, payable in 1999                       199,547     199,469
  7.57% average interest rate medium-term
    notes, payable from 1997 to 2004                 200,000     200,000
  7.75% debentures, payable in 2023                  149,685
  8.125% notes, payable to 1994                                   22,445
  8.18% average interest rate notes,
    payable to 2009                                   30,848      46,348
  8.375% notes, payable in 2001                      199,211     199,112
  8.8% notes, payable to 1994                                     33,333
  8.875% debentures, payable to 2000                              45,000
  9.05% notes, payable in 1993                                    90,000
  9.25% notes, payable to 2001                                    65,440
  9.25% debentures, payable to 2005                               45,132
  9.25% debentures, payable in 2021                  200,000     200,000
  9.5% notes, payable in 1995                                     56,000
  9.75% notes, payable from 1996 to 1998                          54,000
  9.77% note, payable from 2005 to 2014              200,000     200,000
  10% notes, payable from 2001 to 2011                            30,000
  12.25% notes, payable to 1996                                   19,250
Revenue bonds, average interest rate 7.44%,
  payable to 2023                                     74,288      56,696
Subordinated notes, payable to 1995                                4,012
    Total                                          2,040,123   2,366,602
    Less current portion                              97,287     212,734
      Long-term debt                              $1,942,836  $2,153,868

Minimum Principal Payments
Minimum principal payments on long-term debt, excluding commercial paper and revolving credit borrowings, for the next five years are as follows:

(in millions)               1994      1995      1996      1997      1998
Scheduled maturities       $80.9    $180.9      $7.7    $101.2      $1.6

If the current level of commercial paper and borrowings supported by revolving credit agreements remains outstanding until the expiration of the underlying or supporting agreements, additional payments of $16.5 million and $270.6 million would be required in 1994 and 1997, respectively. It is the Company's current intention to refinance or renew such agreements prior to their expiration.

Refinancing Program
During the fourth quarter of 1992, James River recorded an extraordinary loss of $50.6 million ($31.4 million net of tax benefits, or $.38 per share) in connection with the early retirement of a total of $566.8 million principal amount of notes and debentures which were targeted for refinancing. The aggregate purchase price of such indebtedness was $613.8 million, financed
principally through newly issued debt and preferred stock.   During 1992,
$259.3 million principal amount of such refinancings were completed, and the remaining $307.5 million were completed by the end of April 1993.

Notes and Debentures
During November 1993, the Company issued $250 million of 6.7% ten-year notes and $150 million of 7.75% thirty-year debentures. Proceeds from these issuances were used to refinance short-term borrowings and to finance a portion of the Diamond purchase price (see Note 3).

     In October 1992, the Company issued $200 million of 6.75% seven-year notes, and during November and December 1992, the Company issued $200 million of medium-term notes. In December 1992, the Company acquired $250 million of floating rate bank financing payable in 1994 and 1995; these agreements had an average interest rate of 4.02% as of December 26, 1993 and December 27, 1992. Portions of the proceeds from these issuances were used to finance the Company's early retirement of debt.

     The Company's most restrictive debt agreements contain limitations on borrowings and require maintenance of a minimum amount of net worth. As of December 26, 1993, under the most restrictive provisions of the Company's debt agreements, the Company had additional borrowing capacity in excess of $400 million and net worth in excess of the minimum requirement of approximately $300 million.

     Certain of the Company's notes and revenue bonds are collateralized by assets consisting of property, plant, and equipment, accounts receivable, and inventories. Such assets are immaterial in relation to total assets.

Revolving Credit Facilities
As of December 26, 1993, James River and its consolidated subsidiaries had revolving credit agreements with various domestic and foreign banks providing for unsecured borrowings of up to approximately $800 million. On that date, the Company had outstanding $33.1 million under the revolving credit facilities at an average interest rate of 5.2%.

     The interest rates associated with the revolving credit agreements are primarily based, at the option of the Company, on the prime rate, the London Interbank Offered Rate, certificate of deposit rates, or bankers' acceptance rates. Annual commitment fees during the revolving loan periods range from .0625% to .3575% of the unused portion of the commitments; additionally, certain agreements provide for facility fees which may range from .1875% to .25% of the committed amounts. Approximately $20 million of the revolving credit agreements expire in 1994; the remaining $780 million of agreements expire in May 1997.

Commercial Paper and Short-Term Borrowing Agreements
As of December 26, 1993, James River had a commercial paper program providing for commercial paper issuances of up to $500 million. In addition, James River had agreements with several banks providing for short-term borrowings, dependent upon bank availability. Commercial paper and short-term borrowings generally bear interest at below-prime rates. As of December 26, 1993, the Company had $150.7 million of outstanding commercial paper and $103.3 million of outstanding short-term borrowings at average interest rates of 3.5% and 3.3%, respectively. Because of the availability of long-term financing under the terms of the revolving credit agreements and the Company's intention to refinance these amounts, these borrowings have been classified as long-term debt.

Fair Value of Indebtedness
As of December 26, 1993 and December 27, 1992, the estimated fair value of the Company's long-term debt, including current maturities, was $2,192 million and $2,442 million, respectively. The fair value was estimated based on quoted market prices for the same or similar debt issues or on current rates offered as of the end of each year for debt with similar terms and remaining maturities.

Note 13.  Common Stock

The Company has 150 million authorized shares of common stock, $.10 par value ("Common Stock"), of which 81,628,047 shares were outstanding on December 26, 1993. Common shares reserved for issuance as of December 26, 1993 were as follows:


                                                                 1993
Stock option plans                                             8,188,935
Deferred stock plan                                            1,731,461
Conversion of Series K preferred stock                         2,453,982
Conversion of Series L preferred stock                         5,000,000
Conversion of Series N preferred stock                         1,320,210
    Total common shares reserved for issuance                 18,694,588

Shareholder Rights Plan
James River has a shareholder rights plan pursuant to which preferred stock purchase rights ("Rights") are issued at the rate of one Right for each share of Common Stock. Each Right entitles its holder to purchase one one-thousandth of a share of Series M Cumulative Participating Preferred Stock ("Series M") at an exercise price of $150, subject to adjustment. Due to the nature of its dividend, liquidation, and voting rights, the economic value of one one-thousandth of a share of Series M that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock. The Rights will only be exercisable if a person or group acquires, has the right to acquire, or has commenced a tender offer for 15% or more of the outstanding Common Stock. The Rights are nonvoting, pay no dividends, and may be redeemed by the Company for $.01 per Right at any time before the tenth day (subject to adjustment) after a 15% position is acquired. The Rights have no effect on earnings per share until they become exercisable and expire on March 1, 1999, unless earlier exercised or redeemed.

     After the Rights are exercisable, if the Company is acquired in a merger or other business combination, or if 50% or more of the Company's assets are sold, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the then-current exercise price, common stock of the acquiring person having a value of twice the exercise price. In addition, in the event a 15% or greater shareholder (i) acquires the Company through a merger where James River is the surviving corporation, (ii) engages in certain self-dealing transactions, or (iii) increases his ownership other than through a cash tender offer providing fair value to all holders of Common Stock, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the then-current exercise price, Common Stock having a value of twice the exercise price.

Note 14. Preferred Stock

The Company is authorized to issue up to five million shares of preferred stock, $10 par value. The preferred shares are issuable in series with varying dividend rates, redemption rights, conversion terms, sinking fund provisions, liquidation values, and voting rights. Outstanding preferred stock, stated at liquidation value, was as follows:


                                    Shares
                Liquidation    Outstanding             Liquidation Value
                      Value   December 26,              (in thousands)
                  Per Share           1993           1993           1992
Series D               $100         13,000       $  1,300      $   1,540
Series K                 50      1,999,995        100,000        100,000
Series L                200      1,000,000        200,000        200,000
Series N                200        264,042         52,808         52,808
Series O                500        200,000        100,000        100,000
  Total preferred stock          3,477,037       $454,108       $454,348

The Company has reserved 150,000 preferred shares for the issuance of Series M preferred stock under the Shareholder Rights Plan.

     The Series D Cumulative Preferred Stock ("Series D") has an annual dividend of $8.75 per share, payable quarterly. The Series D is redeemable by the holders at a per share price declining from $101.39 as of December 26, 1993 to $100 in December 1996 and thereafter, plus accrued dividends. Quarterly sinking fund payments of $60,000 are required until December 1997 when a final payment of $400,000 is due.

     The Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock ("Series K") has an annual dividend of $3.375 per share and is convertible at the option of the holder into Common Stock at $40.75 per share (approximately
1.23 shares of Common Stock per share of Series K). The Series K is redeemable by the Company at a per share price declining from $51.01 as of December 26, 1993 to $50 in November 1996 and thereafter, plus accrued dividends. The Series K is exchangeable at the option of the Company for 6.75% Convertible Subordinated Debentures due November 1, 2016 (the "6.75% Debentures") at $50 principal amount per share of Series K. The 6.75% Debentures, if issued, will be convertible at the option of the holder into Common Stock on the same terms as the Series K.

     The Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series L") and the Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series N") are each held in the form of depositary shares, with each depositary share representing a one-quarter interest in a preferred share. The Series L and the Series N each have an annual dividend of $14 per share ($3.50 per depositary share) and are convertible at the option of the holder into Common Stock at $40 per share (five shares of Common Stock for each preferred share, or 1.25 shares of Common Stock per depositary share). The Series L and Series N are each redeemable by the Company at a per share price declining from $205.60 as of December 26, 1993 to $200 in October 1997 and thereafter, plus accrued dividends. The Series L and Series N are each exchangeable at the option of the Company for 7% Convertible Subordinated Debentures due October 1, 2017 (the "7% Debentures") at $200 principal amount per preferred share ($50 per depositary share). The 7% Debentures, if issued, will be convertible at the option of the holder into Common Stock on the same terms as the preferred shares.

     James River issued its Series O 8-1/4% Cumulative Preferred Stock ("Series O") in October 1992. The Series O is also held in the form of depositary shares, with each depositary share representing a one-twentieth interest in a share of Series O. The Series O has an annual dividend of $41.25 per share ($2.06 per depositary share). The Series O is not redeemable prior to October 1, 1997. On or after that date, it will be redeemable by the Company at $500 per share ($25 per depositary share), plus accrued dividends.

Note 15.  Employee Benefit Plans

Stock Options
The Company's stock option plans provide for the granting of options to purchase Common Stock to certain officers and key employees. Options are granted at exercise prices equal to the fair market value of such stock as of the date of grant and have terms of ten years. Options granted after February 1987 generally become exercisable in three equal annual increments commencing as early as one year from the date of grant. Options issued before February 1987 generally become exercisable in four equal annual increments commencing four years from the date of grant. As of December 26, 1993, there were approximately 840 employees holding options. Shares of Common Stock available for future option grants totaled 2,621,762 as of December 26, 1993; 764,480 as of December 27, 1992; and 1,211,400 as of
December 29, 1991.

     The Company has a stock option plan for outside directors under which stock options are granted to directors who are not full-time employees of the Company. These options are granted at exercise prices equal to the fair market value of the Common Stock on the date of grant, are exercisable upon grant, and have terms of ten years. As of December 26, 1993, eleven of the Company's directors held options under this plan. Shares of common stock available for future option grants to directors totaled 159,000 as of December 26, 1993; 172,000 as of December 27, 1992; and 185,000 as of
December 29, 1991.

     Stock option activity under all option plans for the three years ended December 26, 1993 was as follows:

                                                    Option Price
                                  Number              Per          Total
                               of Shares      Share Range  (in thousands)
Balance, December 30, 1990     4,570,439   $ 6.17 - 41.38       $114,667
    Granted                      990,190    19.13 - 27.69         25,494
    Canceled                    (494,543)    6.17 - 41.06        (13,875)
    Exercised                   (167,351)    6.17 - 25.25         (2,552)
Balance, December 29, 1991     4,898,735     6.17 - 41.38        123,734
    Granted                    1,063,750    17.63 - 22.81         20,985
    Canceled                    (564,675)   18.13 - 41.19        (14,110)
    Exercised                    (56,690)    6.17 - 20.06           (733)
    Expired                      (56,506)   20.13 - 41.06         (1,653)
Balance, December 27, 1992     5,284,614    16.25 - 41.38        128,223
    Granted                      631,540    17.88 - 22.63         13,202
    Canceled                    (377,402)   17.33 - 35.75         (9,080)
    Exercised                    (18,125)   17.46 - 20.06           (358)
    Expired                     (112,454)   20.06 - 39.69         (3,206)
Balance, December 26, 1993     5,408,173   $16.25 - 41.38       $128,781
Exercisable as of:
  December 29, 1991            1,158,104   $ 6.17 - 41.38        $29,475
  December 27, 1992            2,364,173    16.25 - 41.38         59,851
  December 26, 1993            3,475,958    16.25 - 41.38         85,253

Stock Appreciation Rights
Pursuant to the Company's stock appreciation rights plan, officers and key employees were granted stock appreciation rights ("SAR's") with terms of ten years which generally become exercisable in four equal annual increments commencing four years from the date of grant. Upon exercise, holders of SAR's are paid cash or, at the option of the Company, Common Stock in an amount equal to the appreciation in market value of such stock between the grant date and the exercise date. Beginning in 1987, the granting of additional SAR's was discontinued. As of December 26, 1993, there were approximately 290 employees holding SAR's. Compensation expense for SAR's was not material for each of the three years in the period ended December 26, 1993.

     SAR's activity for the three years ended December 26, 1993 was as follows:

                                           Market Value on Date of Grant
                                  Number              Per          Total
                                of SAR's      Share Range  (in thousands)
Balance, December 30, 1990       440,788   $ 6.17 - 34.19        $10,524
    Canceled                     (47,364)   16.96 - 34.19         (1,402)
    Exercised                    (94,875)    6.17 - 25.50         (1,018)
Balance, December 29, 1991       298,549     6.17 - 34.19          8,104
    Canceled                     (23,714)   16.96 - 33.56           (700)
    Exercised                     (9,771)    6.17 - 19.21           (123)
    Expired                       (5,213)   22.37 - 30.54           (152)
Balance, December 27, 1992       259,851    16.25 - 34.19          7,129
    Canceled                     (14,267)   16.96 - 31.75           (402)
    Exercised                    (14,150)   16.25 - 19.21           (245)
    Expired                      (10,434)   19.06 - 30.54           (287)
Balance, December 26, 1993       221,000   $16.42 - 34.19        $ 6,195
Exercisable as of:
  December 29, 1991              188,898   $ 6.17 - 34.19         $4,821
  December 27, 1992              221,759    16.25 - 34.19          5,971
  December 26, 1993              220,943    16.42 - 34.19          6,193

Deferred Stock Plan
The Company's Deferred Stock Plan provides for the award of hypothetical shares of Common Stock ("Units") to certain officers and key employees. Each award vests in equal annual increments over various periods. The value of each Unit on the award date is equal to the current market value of a share of Common Stock. Benefits will be paid in cash and Common Stock as vested or, at the option of the holder, over varying periods after retirement. As of December 26, 1993, Units were held by 63 employees and currently vest over periods of up to eight years. The Company recognized compensation expense under the Deferred Stock Plan of $2.2 million in 1993, $.8 million in 1992, and $1.4 million in 1991.

     Deferred Stock Plan activity for the three years ended December 26, 1993 was as follows:

                                           1993         1992        1991
Outstanding Units, beginning of year    324,436      377,585     439,807
    Granted                             351,500       22,400      28,600
    Accrued dividends                    17,406       10,715      13,323
    Distributed                         (47,416)     (57,253)    (63,627)
    Canceled                            (15,421)     (29,011)    (40,518)
Outstanding Units, end of year          630,505      324,436     377,585

Stock Purchase Plans for Employees
The Company's stock purchase plan is available to substantially all domestic employees. Participating employees may contribute, through periodic payroll deductions, up to 10% of their compensation. Participant contributions of up to 6% of compensation are matched by the Company at rates ranging from 50% to 110%; participant contributions in excess of 6% of compensation are not matched. Participant and matching contributions are invested in Common Stock through periodic open market purchases, except that after reaching age 59-1/2, participants may elect to transfer all or a portion of the value of their accounts to a fixed income investment fund. As of December 26, 1993, there were approximately 22,000 participants in the stock purchase plan, and the plan held 12.7 million shares of Common Stock and $10.3 million of other investments. Company contributions to this plan totaled $16.4 million in 1993, $17.4 million in 1992, and $18.6 million in 1991.

     The Company also administers a subsidiary's savings plan to which contributions are no longer being made. On December 26, 1993, this plan held
1.1 million shares of Common Stock and $30.9 million of other investments.
In addition, the Company maintains two stock purchase plans for the benefit of certain foreign employees. As of December 26, 1993, approximately 130,000 shares of Common Stock were held in these plans.

Note 16.  Commitments and Contingent Liabilities

Leases
The Company leases certain facilities, vehicles, and equipment over varying periods. None of the agreements contain unusual renewal or purchase options. As of December 26, 1993, future minimum rental payments under operating leases were as follows:

                                                                 Minimum
(in thousands)                                                   Rentals
  1994                                                          $ 33,976
  1995                                                            24,179
  1996                                                            21,044
  1997                                                            18,610
  1998                                                            14,901
  Later years                                                     73,665
    Total future minimum rentals                                $186,375

Rent expense totaled $57.3 million in 1993, $58.3 million in 1992, and $59.7 million in 1991. Leases which may be considered capital leases are not material.

Litigation and Environmental Matters
The Company is a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, James River faces exposure from actual or potential claims and legal proceedings involving environmental matters. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the present opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition of James River.

     In addition, James River has been identified as a potentially responsible party, along with others, at various U.S. Environmental Protection Agency ("EPA") designated superfund sites and is involved in remedial investigations and actions under federal and state laws. It is the Company's policy to accrue remediation costs when it is probable that such costs will be incurred and when they can be reasonably estimated. James River's accrued environmental remediation liabilities totaled $22.2 million and $22.1 million for the years ended December 26, 1993 and December 27, 1992, respectively. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accrual as necessary to reflect management's best estimate of James River's ultimate liability for such costs. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. The Company believes that its share of the ultimate costs of cleanup for its current remediation sites will not have a material adverse impact on its financial condition.

     In December 1993, the EPA published draft rules which contain proposed regulations affecting pulp and paper industry discharges of wastewater and gaseous emissions ("cluster rules"). The final rules are scheduled to be issued in late 1995, with a nominal compliance date of 1998. These rules may require significant changes in the pulping and/or bleaching process presently used in some U.S. pulp mills, including several of James River's mills. The implementation of the rules could materially increase the Company's capital expenditures between 1996 and 1998.

Put and Call Agreements
James River is a party to put and call arrangements in connection with its investment in Jamont. James River and Rayne Holdings Inc. ("Rayne"), a British Virgin Islands company, each own 50% of Jamont Holdings N.V. ("Holdings"), which owns approximately 86% of Jamont. James River and Rayne are parties to a put and call agreement that provides various options by which James River may purchase Rayne's interest in Holdings (the "Option Shares"). James River has the option, exercisable until June 15, 1996, and again between September 1, 1996 and June 15, 1998, to purchase either 80% or 100% of the Option Shares at escalating amounts pursuant to a formula (the "Formula Price"). In addition, Rayne may put 80% of the Option Shares to James River during July and August 1996 and the remaining 20% during July and August 1998 at a proportionate value equal to the then Formula Price. If it has not otherwise been acquired, James River also has the option to purchase the remaining 20% of the Option Shares during September 1998 for 20% of the then Formula Price. The Formula Price was approximately $625 million in December 1993 for 100% of the Option Shares. In connection with this put and call agreement, the Company has obtained a letter of credit securing the contingent obligation to purchase 80% of the Option Shares.

     In March 1993, EuroPaper Inc., ("EuroPaper") an unrelated entity, purchased the approximate 14% interest in Jamont previously owned by Nokia Corporation. In connection with this transaction, EuroPaper entered into a put and call agreement with James River. Pursuant to the agreement, EuroPaper may put its interest in Jamont (the "EuroPaper Shares") to James River during May 1996 and James River may call the EuroPaper Shares during August 1996, each at a fixed price of approximately 1.04 billion French francs (approximately $180.6 million using exchange rates in effect as of December 26, 1993). In addition, Holdings has a separate call agreement with EuroPaper under which it may call the EuroPaper Shares through April 1996 at a scheduled escalating price.

     While the current recessionary conditions in Europe create a degree of uncertainty, management believes that the European economy will recover and that, by the defined put exercise dates, the value of Jamont will not be significantly less than the specified purchase prices at such exercise dates, excluding the potential impact of currency translation losses, if any.

     James River and CRSS Capital, Inc. ("CRSS") each own 50% of the Naheola Partnership. James River has an option to purchase CRSS's interest at fair value. CRSS also has an option to put its interest in the partnership to James River at fair value. CRSS's option may only be exercised (i) if the facility becomes subject to regulation as a public utility, (ii) if production levels at the Naheola mill fall below certain levels due to the Company's shifting of production to other mills, or (iii) if the Naheola mill is sold to a competitor of CRSS; management believes the probability of the occurrence of any of these events is remote.

     It is not practicable to estimate the fair value of these put and call arrangements, as they relate to untraded entities, and their ultimate values will be affected by future operating performance and market conditions.

Note 17.  Segment Information
The Company operates in the following industry segments: (i) the Consumer Products segment, which consists of the manufacture and marketing of towel and tissue and disposable foodservice products; (ii) the Food and Consumer Packaging segment, which manufactures folding cartons, flexible packaging, and barrier packaging papers, principally for food and other consumer products; and (iii) the Communications Papers segment, which manufactures and markets uncoated business and printing papers, coated groundwood printing and publishing papers, and premium printing papers. Information about the Company's business segments for the three years ended December 26, 1993 is presented below. As a result of a reconfiguration of the Company's segments as of the beginning of 1993, certain amounts previously reported in the Food and Consumer Packaging segment in prior years now are reflected in the Consumer Products segment.

(in thousands)                             1993         1992        1991
Net sales:
  Consumer products                  $2,358,136   $2,404,364  $2,394,843
  Food and consumer packaging         1,568,454    1,565,054   1,560,923
  Communications papers                 901,326      917,974     774,989
  Intersegment elimination             (177,721)    (159,213)   (169,029)
    Total net sales                  $4,650,195   $4,728,179  $4,561,726
Operating profit (loss):
  Consumer products                    $111,286    $  71,048    $128,811
  Food and consumer packaging           103,827       89,168     141,914
  Communications papers                 (58,400)     (55,028)     33,030
  Restructuring charge                              (117,851)
  General corporate expenses            (42,690)     (49,737)    (59,775)
    Income (loss) from operations       114,023      (62,400)    243,980
  Interest expense                      137,594      149,087     138,004
  Other income, net                      42,133       24,691      26,779
  Income tax expense (benefit)           18,908      (64,721)     54,464
Net income (loss) before
  extraordinary item and
  accounting changes                   $   (346)   $(122,075)   $ 78,291
Depreciation and amortization:
  Consumer products                    $170,041     $173,274    $149,578
  Food and consumer packaging            65,764       61,237      49,960
  Communications papers                 123,930      123,433      90,025
  Corporate                               6,118        6,582       9,068
    Total depreciation and
      amortization                     $365,853     $364,526    $298,631
Capital expenditures:
  Consumer products                    $124,673     $214,990    $250,438
  Food and consumer packaging            63,742      146,748     102,246
  Communications papers                 138,496      104,655     102,195
  Corporate                               4,154        3,288      12,595
    Total capital expenditures         $331,065     $469,681    $467,474
Total assets, end of year:
  Consumer products                  $2,158,102   $2,194,918  $2,059,382
  Food and consumer packaging         1,088,977    1,071,188     923,435
  Communications papers               1,575,839    1,524,059   1,437,710
  Corporate                           1,028,384    1,546,171   1,206,067
    Total assets                     $5,851,302   $6,336,336  $5,626,594

Profits on intersegment sales were not material. Corporate assets consist primarily of cash and short-term securities, current deferred income taxes, investments in unconsolidated affiliates, and the net pension asset. Investments in unconsolidated affiliates consisted of the Company's 50% or less ownership interests in affiliates located principally in Europe. Facilities of the Company's consolidated operations are located principally within the United States. As of December 26, 1993, total assets of consolidated subsidiaries located outside of the United States were approximately $225 million. During each of the three years in the period ended December 26, 1993, sales to foreign markets from the Company's domestic operations represented less than 10% of total sales to unaffiliated customers; no single customer accounted for more than 10% of total sales in any year.

Note 18.  Selected Quarterly Financial Data (Unaudited)
                                                                        Per Common Share
                                             Net                    Net
                                          Income                 Income
                                          (Loss)                 (Loss)
                                          Before                 Before
                                        Extraor-               Extraor-
                                          dinary                 dinary
(in thousands,                          Item and         Net   Item and    Divi-
 except per             Net     Gross Accounting      Income Accounting    dends      Stock Price
 share amounts)       Sales    Profit    Changes      (Loss)    Changes Declared      High     Low

December 1993:
 (a,b)
  1st Quarter    $1,113,625  $178,905  $ (10,130)  $ (10,130)    $ (.22)    $.15   $19-7/8 $16-1/4
  2nd Quarter     1,198,134   214,797     13,736      13,736        .06      .15    23-3/8  18-5/8
  3rd Quarter     1,183,507   211,254      1,185       1,185       (.08)     .15        23  19-1/2
  4th Quarter     1,154,929   186,653     (5,137)     (5,137)      (.16)     .15        22  18-1/4

December 1992:
 (c,d,e,f)
  1st Quarter     1,136,353   187,958    (14,001)   (287,843)      (.25)     .15    23-3/8  19-1/8
  2nd Quarter     1,236,625   233,453     10,299      10,299        .06      .15    22-5/8      20
  3rd Quarter     1,213,523   201,331      3,025       3,025       (.04)     .15    21-7/8      18
  4th Quarter     1,141,678   128,723   (121,398)   (152,821)     (1.59)     .15    19-1/4      17

December 1991:
 (g)
  1st Quarter     1,169,510   290,840     39,398      39,398        .41      .10(h) 29-1/4  23-3/4
  2nd Quarter     1,169,085   264,461     22,668      22,668        .20      .15    27-3/4  24-1/4
  3rd Quarter     1,118,814   226,648      8,467       8,467        .03      .15    26-3/4  19-3/4
  4th Quarter     1,104,317   227,902      7,758       7,758        .02      .15    22-3/4      17

(a) During the second quarter of 1993, James River received $8.9 million in interest income ($5.4 million after taxes, or $.07 per share) in connection with the favorable settlement of certain prior years' income tax returns. Also during the second quarter, the Company recorded a pretax impairment loss of $2.2 million ($1.3 million net of tax benefits, or $.02 per share) related to the write-off of an investment.
(b) During the third quarter of 1993, James River recorded a charge of $11 million, or $.13 per share, to increase its deferred tax liability as of the beginning of the year for the effect of the 1% increase in the statutory federal income tax rate. Also during the third quarter, the Company received an additional $5.4 million of interest income ($3.3 million after taxes, or $.04 per share) in connection with the favorable settlement of certain prior years' income tax returns.
(c)  Effective as of the beginning of 1992, James River adopted SFAS 109.
     This change in accounting principle increased net income for the first quarter by $35.9 million ($.44 per share).
(d) During the fourth quarter of 1992, James River adopted SFAS 106, retroactive to the beginning of 1992. The Company recorded a charge of $499.3 million ($309.8 million net of tax benefits, or $3.79 per share) in the first quarter for the cumulative effect of this change in accounting principle. Results for the first three quarters of 1992 were restated for the effect of this change.
(e) During the first quarter of 1992, James River accrued approximately $13 million of pretax charges ($8.7 million net of tax benefits, or $.11 per share) for the refinement of estimates of restructuring costs and environmental and litigation costs. During the fourth quarter of 1992, the Company accrued approximately $18 million of pretax charges ($11 million net of tax benefits, or $.14 per share) including accruals for landfill closure costs and certain environmental liabilities associated with divested operations.
(f) During the fourth quarter of 1992, the Company recorded an extraordinary loss of $50.6 million ($31.4 million net of tax benefits, or $.38 per share) on the early extinguishment of $567 million principal amount of notes and debentures. Also during the fourth quarter, the Company recorded a pretax restructuring charge of $111.7 million ($71.4 million net of tax benefits, or $.87 per share) to cover costs associated with a productivity enhancement program.
(g)  During 1991, results for the Company's Berlin/Gorham and Groveton, New
     Hampshire, communications papers mills, its Ashland, Wisconsin, tissue mill, and its Marathon, Ontario, pulp mill, including interest expense attributable thereto, were excluded from consolidated results. These facilities were held for sale pursuant to the Company's 1990 restructuring program. As of the beginning of 1992, the 1990 restructuring program was terminated and these operations were reconsolidated.
(h) In March 1991, dividend payment dates were rescheduled from payment at the end of January, April, July, and October to payment at the end of March, June, September, and December in order to conform to the Company's new fiscal year end. This dividend covering two months was paid at two-thirds of the full quarterly rate.

            Supplemental Pro Forma Financial Information (Unaudited)

During 1992, James River adopted the new accounting standards on income taxes (SFAS 109) and on postretirement benefits other than pensions (SFAS 106). Effective as of the first day of 1992, the Company terminated its 1990 restructuring program, resulting in the reconsolidation of the Retained Operations and Marathon (see Note 2). These actions made reported results for 1993 and 1992 not comparable to those of 1991. Accordingly, the following pro forma information is presented to report 1993, 1992, and 1991 on a more comparable basis. Results for 1991 have been adjusted to reflect:
(i) the reconsolidation of the Retained Operations and Marathon, (ii) the pro forma increase in depreciation expense assuming SFAS 109 had been adopted in 1991, and (iii) the pro forma increase in benefit costs assuming SFAS 106 had been adopted in 1991. The pro forma effects of the adoptions of SFAS 109 and SFAS 106 on 1991 results have been estimated based on the actual change in expenses that resulted from such adoptions in 1992, as the actual effects on 1991 results are not determinable. In addition, 1992 and 1991 segment information has been restated to conform with a reconfiguration of the Company's segments as of the beginning of 1993. Certain amounts previously reported in the Food and Consumer Packaging segment in prior years now are reflected in the Consumer Products segment.


(in thousands, except                                      Pro forma
 per share amounts)                    1993         1992        1991
Net sales:
  Consumer products              $2,358,136   $2,404,364  $2,438,255
  Food and consumer packaging     1,568,454    1,565,054   1,573,940
  Communications papers             901,326      917,974     971,983
  Intersegment elimination         (177,721)    (159,213)   (169,029)
    Total net sales              $4,650,195   $4,728,179  $4,815,149

Operating profit (loss):
  Consumer products                $111,286     $ 71,048    $103,600
  Food and consumer packaging       103,827       89,168     128,164
  Communications papers             (58,400)     (55,028)    (11,902)
  General corporate expenses        (42,690)     (49,737)    (61,241)
  Restructuring charge                          (117,851)
    Income (loss) from
      operations                   $114,023     $(62,400)   $158,621

Net income (loss) before
  extraordinary item and
  accounting changes                  $(346)   $(122,075)    $37,870

Net income (loss) per share
  before extraordinary item
  and accounting changes              $(.40)      $(1.82)       $.16

Selected Financial Data -- Operations(a)
(in thousands, except ratios and per share amounts)
                              December     December    December     December       April        April
                                  1993         1992        1991         1990(b)     1990         1989
Operations
Net sales                   $4,650,195   $4,728,179  $4,561,726   $3,391,481  $5,949,987   $5,871,773
Cost of goods sold           3,858,586    3,976,714   3,551,875    2,564,024   4,664,351    4,508,603
Selling and administrative
  expenses                     677,586      702,145     765,871      499,922     825,837      798,398
Restructuring charge                        111,720                  199,976
  Income (loss) from
    operations                 114,023      (62,400)    243,980      127,559     459,799      564,772
Interest expense               137,594      149,087     138,004      104,207     182,155      161,535
Other income, net               42,133       24,691      26,779       28,135      90,163       34,138
  Income (loss) before
    income taxes,
    extraordinary items,
    and accounting changes      18,562     (186,796)    132,755       51,487     367,807      437,375
Income tax expense
  (benefit)                     18,908      (64,721)     54,464       41,809     146,243      182,310
  Net income (loss) before
    extraordinary items
    and accounting changes        (346)    (122,075)     78,291        9,678     221,564      255,065
Extraordinary items and
  accounting changes, net
  of income tax benefits                   (305,265)
  Net income (loss)         $     (346)  $ (427,340) $   78,291   $    9,678  $  221,564   $  255,065
Interest on convertible
  notes, net of income
  taxes
Preferred dividend
  requirements                 (32,822)     (26,494)    (24,613)     (16,578)    (21,589)     (21,418)
  Net income (loss)
    applicable to common
    shares                  $  (33,168)  $ (453,834) $   53,678   $   (6,900) $  199,975   $  233,647
Other Data
Per common share
  (fully diluted):
  Net income (loss) before
    extraordinary items
    and accounting changes  $     (.40)  $    (1.82) $      .66   $     (.08) $     2.45   $     2.87
  Extraordinary items and
    accounting changes                        (3.73)
    Net income (loss)       $     (.40)  $    (5.55) $      .66   $     (.08) $     2.45   $     2.87
  Annual rate of dividends
    declared per share      $      .60   $      .60  $      .60   $      .60  $      .60   $      .48
Weighted average number of
  common shares and
  equivalents
  (fully diluted)               81,915       81,756      81,871       81,783      81,702       81,471
Common shares outstanding
  at year end                   81,628       81,578      81,504       81,295      81,181       81,060
Cash dividend payout ratio       +100%        +100%       88.6%        +100%       34.4%        23.5%
Ratio of earnings to
  interest                         1.1           .5         1.6          2.8         2.6          3.1
Effective income tax rate        42.7%        34.6%       41.0%        81.2%       39.8%        41.7%


(a) Adjusted for three-for-two common stock splits on June 23, 1986 and June 20, 1983.

(b) Represents the 35-week transition period resulting from the change in fiscal year.

Selected Financial Data -- Operations (a)
(in thousands, except ratios and per share amounts)
                                 April        April       April        April       April        April
                                  1988         1987        1986         1985        1984         1983
Operations
Net sales                   $5,097,978   $4,479,001  $2,606,950   $2,492,009  $2,301,076   $1,656,112
Cost of goods sold           3,918,701    3,404,032   1,964,910    1,895,647   1,728,243    1,253,365
Selling and administrative
  expenses                     751,556      667,106     456,772      385,816     355,620      264,807
Restructuring charge
  Income (loss) from
    operations                 427,721      407,863     185,268      210,546     217,213      137,940
Interest expense               115,527      111,564      44,281       52,310      55,796       50,761
Other income, net               65,324       59,982       9,057       12,687       9,170        3,363
  Income (loss) before
    income taxes,
    extraordinary items,
    and accounting changes     377,518      356,281     150,044      170,923     170,587       90,542
Income tax expense
  (benefit)                    168,508      186,417      54,756       69,572      72,592       35,394
  Net income (loss) before
    extraordinary items
    and accounting changes     209,010      169,864      95,288      101,351      97,995       55,148
Extraordinary items and
  accounting changes, net
  of income tax benefits
  Net income (loss)         $  209,010   $  169,864  $   95,288   $  101,351  $   97,995   $   55,148
Interest on convertible
  notes, net of income
  taxes                                                   1,498        5,381       7,659        6,892
Preferred dividend
  requirements                 (15,230)      (4,000)     (7,577)      (9,082)     (7,664)        (791)
  Net income (loss)
    applicable to common
    shares                  $  193,780   $  165,864  $   89,209   $   97,650  $   97,990   $   61,249
Other Data
Per common share
  (fully diluted):
  Net income (loss) before
    extraordinary items
    and accounting changes  $     2.36   $     2.03  $     1.73   $     1.93  $     1.97   $     1.47
  Extraordinary items and
    accounting changes
    Net income (loss)       $     2.36   $     2.03  $     1.73   $     1.93  $     1.97   $     1.47
  Annual rate of dividends
    declared per share      $      .40   $      .40  $      .37   $      .37  $      .27   $      .18
Weighted average number of
  common shares and
  equivalents (fully
  diluted)                      82,272       81,838      51,525       50,579      49,695       41,597
Common shares outstanding
  at year end                   81,193       82,354      51,672       43,575      39,729       36,923
Cash dividend payout ratio       22.5%        21.4%       27.2%        18.2%       13.6%        15.1%
Ratio of earnings to
  interest                         3.6          3.6         3.2          3.6         3.7          2.6
Effective income tax rate        44.6%        52.3%       36.5%        40.7%       42.6%        39.1%


(a) Adjusted for three-for-two common stock splits on June 23, 1986 and June 20, 1983.

(b) Represents the 35-week transition period resulting from the change in fiscal year.

Cash dividend payout ratio:
  The sum of common and preferred stock cash dividends declared, divided by net income (loss).

Ratio of earnings to interest:
  Income (loss) before restructuring charges, extraordinary items, the cumulative effect of accounting changes, interest expense, and income taxes, divided by total interest cost. Total interest cost is interest expense, plus capitalized interest, plus interest charged to the accrued restructuring liability, as applicable.

Effective income tax rate:
  Income tax expense (benefit) before the cumulative effect of changes in statutory income tax rates, divided by net income (loss) before income taxes, extraordinary items, and the cumulative effect of accounting changes.

Selected Financial Data -- Financial Position, End of Year(a)
(in thousands, except ratios and per share amounts)
                               December     December    December     December       April        April
                                   1993         1992        1991         1990(b)     1990         1989
Financial Position,
  End of Year
  Cash and short-term
    securities               $   23,620   $  375,492  $   85,084   $   31,923  $   75,580   $   24,424
  Accounts receivable           422,894      414,773     389,633      394,804     544,020      567,072
  Inventories                   666,464      686,704     631,608      673,924     783,072      799,434
  Other current assets          106,477      141,347      51,700       48,549      51,695       65,207
  Net assets held for sale       62,868       78,850     375,270      761,501
    Total current assets      1,282,323    1,697,166   1,533,295    1,910,701   1,454,367    1,456,137
  Property, plant, and
    equipment, net            3,571,492    3,502,809   2,933,098    2,843,402   3,491,938    3,385,977
  Investments in affiliates     519,448      587,756     619,692      600,874     494,957      376,657
  Other assets                  324,724      390,576     368,071      205,383     175,254      114,121
  Goodwill                      153,315      158,029     172,438      181,041     201,879      225,241
    Total assets             $5,851,302   $6,336,336  $5,626,594   $5,741,401  $5,818,395   $5,558,133
  Accounts payable and
    accrued liabilities      $  616,192   $  604,767  $  481,872   $  501,393  $  631,331   $  605,781
  Current portion of
    long-term debt               97,287      212,734     130,949       86,145     156,086      102,640
  Other current liabilities       4,463        3,650       6,172       17,092      24,384       26,164
  Accrued restructuring
    liability                    63,134      107,066      86,498      184,133
    Total current
      liabilities               781,076      928,217     705,491      788,763     811,801      734,585
  Long-term debt              1,942,836    2,153,868   1,758,125    1,801,926   1,771,185    1,918,288
  Other long-term
    liabilities and
    minority interests          728,788      705,387     113,467      142,081     139,616       96,337
  Deferred income taxes         430,421      435,202     474,125      441,558     537,826      460,693
  Redeemable preferred
    stock                         1,300        1,540       1,780        2,020       2,200        2,440
  Non-redeemable preferred
    stock                       452,808      452,808     352,808      352,808     352,808      300,000
  Common shareholders'
    equity                    1,514,073    1,659,314   2,220,798    2,212,245   2,202,959    2,045,790
    Total liabilities and
      shareholders' equity   $5,851,302   $6,336,336  $5,626,594   $5,741,401  $5,818,395   $5,558,133

  Working capital            $  501,247   $  768,949  $  827,804   $1,121,938  $  642,566   $  721,552

Other Data
  Capital expenditures
   (excluding acquisitions)     331,065      469,681     467,474      272,144     574,599      684,613
  Depreciation expense          358,431      356,448     291,601      198,066     300,907      245,549
  Per Common Share:
    Market Price:
      High                   $    23.38   $    23.38  $    29.25   $    27.12  $    34.38   $    30.75
      Low                         16.25        17.00       17.00        18.50       22.75        21.12
      Year-end                    18.50        18.00       19.88        26.38       22.88        28.50
    Book value                    18.55        20.34       27.25        27.21       27.14        25.24
  Average weekly trading
    volume (shares)                 669          985         910          699         819          810
  Return on average capital
    employed                       2.9%         1.4%        6.0%        11.1%       10.8%        12.8%
  Return on average common
    equity                         (2.1)%       (3.6)%      2.4%         8.8%        9.4%        11.9%
  Ratio of long-term debt
    to total capitalization       49.7%        50.5%       40.6%        41.2%       40.9%        45.0%
  Current ratio                    1.64         1.83        2.17         2.42        1.79         1.98

(a) Adjusted for three-for-two common stock splits on June 23, 1986 and June 20, 1983.

(b) Represents the 35-week transition period resulting from the change in fiscal year, as applicable.

Selected Financial Data -- Financial Position, End of Year (a)
(in thousands, except ratios and per share amounts)
                                  April        April       April        April       April        April
                                   1988         1987        1986         1985        1984         1983
Financial Position,
  End of Year
  Cash and short-term
    securities               $   42,636   $  116,764  $   36,125   $   32,090  $   24,978   $   96,625
  Accounts receivable           532,922      439,784     248,445      235,901     212,319      153,600
  Inventories                   802,047      713,690     395,955      401,702     379,817      302,912
  Other current assets           66,309       72,876      63,237       72,029      18,183       14,066
  Net assets held for sale
    Total current assets      1,443,914    1,343,114     743,762      741,722     635,297      567,203
  Property, plant, and
    equipment, net            2,935,738    2,529,563   1,205,792      984,017     811,599      573,873
  Investments in affiliates     269,333
  Other assets                  132,112       97,083      22,672       15,151      12,973       11,041
  Goodwill                      224,620      240,712
    Total assets             $5,005,717   $4,210,472  $1,972,226   $1,740,890  $1,459,869   $1,152,117
  Accounts payable and
    accrued liabilities      $  618,591   $  546,548  $  269,215   $  257,649  $  270,255   $  200,639
  Current portion of
    long-term debt               81,413       69,438      10,064        9,098       5,720        3,922
  Other current liabilities      30,110       15,301      23,722       26,116       8,174
  Accrued restructuring
    liability
    Total current
      liabilities               730,114      631,287     303,001      292,863     284,149      204,561
  Long-term debt              1,622,990    1,280,428     646,498      563,132     442,917      427,450
  Other long-term
    liabilities and
    minority interests          103,433      178,514      71,703       61,352      72,800      122,691
  Deferred income taxes         366,785      266,147     197,941      144,879      89,229       43,217
  Redeemable preferred
    stock                         4,918        6,898       8,879       96,838     104,082        9,904
  Non-redeemable preferred
    stock                       300,000      100,000
  Common shareholders'
    equity                    1,877,477    1,747,198     744,204      581,826     466,692      344,294
    Total liabilities and
      shareholders' equity   $5,005,717   $4,210,472  $1,972,226   $1,740,890  $1,459,869   $1,152,117

  Working capital            $  713,800   $  711,827  $  440,761   $  448,859  $  351,148   $  362,642

Other Data
  Capital expenditures
   (excluding acquisitions)     623,079      508,973     281,058      218,221     132,988       77,043
  Depreciation expense          201,960      162,606      81,739       66,432      53,064       32,096
  Per Common Share:
    Market Price:
      High                   $    39.00   $    43.75  $    31.12   $    23.00  $    28.12   $    20.75
      Low                         18.50        22.00       17.12        15.63       18.12         6.00
      Year-end                    24.63        36.00       30.75        17.33       19.50        19.67
    Book value                    23.12        21.22       14.40        13.35       11.63         9.32
  Average weekly trading
    volume (shares)               1,437        1,280         753          488         302          292
  Return on average capital
    employed                      12.2%        17.4%       12.2%        16.7%       21.1%        21.0%
  Return on average common
    equity                        10.7%        10.0%       13.2%        17.7%       22.4%        22.6%
  Ratio of long-term debt
    to total capitalization       42.7%        40.9%       46.2%        45.4%       43.7%        54.7%
  Current ratio                    1.98         2.13        2.45         2.53        2.24         2.77


(a) Adjusted for three-for-two common stock splits on June 23, 1986 and June 20, 1983.

(b) Represents the 35-week transition period resulting from the change in fiscal year, as applicable.

Book value per common share:
  Common shareholders' equity less unrecognized accretion or unamortized discount on preferred stock, divided by outstanding shares of common stock.

Return on average capital employed:
  Income (loss) before restructuring charges, extraordinary items, the cumulative effect of accounting changes, interest expense, and income taxes, divided by average capital employed. Capital employed is calculated as total assets, excluding assets held for sale, minus non-interest bearing current liabilities. Income for the 35-week transition period ended December 1990 has been annualized.

Return on average common equity:
  Income (loss) applicable to common shares before after-tax restructuring charges, extraordinary items, and the cumulative effect of accounting changes, divided by average common shareholders' equity. Common shareholders' equity has been adjusted to exclude net restructuring charges, extraordinary items, and accounting changes which occurred in that year. Income for the 35-week transition period ended December 1990 has been annualized.

Ratio of long-term debt to total capitalization:
  Long-term debt divided by the sum of long-term debt, redeemable and non-redeemable preferred stock, and common shareholders' equity.

Current ratio:
  Total current assets divided by total current liabilities.

Exhibit 13 - Appendix A

Operating Income - Consumer Products bar chart as defined by the following data points:

(in millions)                                 1991      1992      1993
1st Quarter                                  $47.4     $15.3     $23.2
2nd Quarter                                   46.7      30.8      33.9
3rd Quarter                                   22.6      32.8      33.6
4th Quarter                                   12.1      (7.8)     20.6


Operating Income - Food and Consumer Packaging bar chart as defined by the following data points:

(in millions)                                 1991      1992      1993
1st Quarter                                  $37.9     $31.8     $23.3
2nd Quarter                                   39.6      33.7      29.7
3rd Quarter                                   33.8      16.9      22.3
4th Quarter                                   30.6       6.7      28.5


Operating Income - Communications Papers bar chart as defined by the following data points:

(in millions)                                 1991      1992      1993
1st Quarter                                  $20.6    $(15.4)   $(20.3)
2nd Quarter                                    3.1      (6.4)    (12.3)
3rd Quarter                                    3.1      (6.3)     (6.4)
4th Quarter                                    6.3     (26.9)    (19.4)


Current Ratio bar chart as defined by the following data points:

                               1989   1990   1990*   1991    1992   1993
Current ratio                  1.98   1.79    2.42   2.17    1.83   1.64

* Fiscal year end changed to last Sunday in December.


Capital Expenditures and Cash Flow from Operations bar chart as defined by the following data points:

(in millions)                  1989   1990   1990*   1991    1992   1993
Capital expenditures           $685   $575    $457   $468    $470   $331
Cash flow from operations       535    588     431    289     313    441

* 53 weeks ended December 30, 1990, as recast for the change in fiscal year.


Total Capitalization bar chart as defined by the following data points:

(in billions)                  1989   1990   1990*   1991    1992   1993
Long-term debt                $1.92  $1.77   $1.80  $1.76   $2.16  $1.95
Total preferred stock           .30    .36     .36    .35     .45    .45
Common shareholders' equity    2.05   2.20    2.21   2.22    1.66   1.51

* Fiscal year end changed to last Sunday in December.


Total Assets bar chart as defined by the following data points:

(in billions)                  1989   1990   1990*   1991    1992   1993
Current assets                $1.46  $1.45   $1.91  $1.53   $1.70  $1.28
Net fixed and other assets     4.10   4.37    3.83   4.10    4.64   4.57

* Fiscal year end changed to last Sunday in December.


Working Capital bar chart as defined by the following data points:

(in millions)                  1989   1990   1990*   1991    1992   1993
Working capital                $722   $643  $1,122   $828    $769   $501

* Fiscal year end changed to last Sunday in December.


Annual Rate of Cash Dividends Per Common Share bar chart as defined by the following data points:

(in dollars)                   1989   1990   1990*   1991    1992   1993
Annual rate of cash dividends  $.48   $.60    $.60   $.60    $.60   $.60

* Fiscal year end changed to last Sunday in December.