Form 10-K, Exhibit 13
JAMES RIVER CORP OF VIRGINIA
filed 1995-03-27
CIK 53117

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS - 1994 COMPARED WITH 1993

OVERVIEW

James River's 1994 consolidated net sales increased 16.5% to $5,417 million compared with $4,650 million in 1993. Net sales increased by $631 million, or 13.6%, due to the consolidation of Jamont N.V. ("Jamont"), the company's European Consumer Products Business, during the third quarter (see below). Income from operations totaled $147 million in 1994, a 29% improvement over the $114 million reported in the prior year. The company reported a net loss of $13 million, or $.72 per share after preferred dividends, in 1994, versus a net loss of $0.3 million, or $.40 per share after preferred dividends, in 1993.

   The 1994 results included nonrecurring pretax charges of $24.2 million ($16.2 million net of tax benefits, or $.20 per share) for severance costs, asset write-offs, and litigation and environmental accruals, partially offset by the reversal of remaining 1992 restructuring program reserves. Results for 1994 also included nonrecurring pretax income of $9 million ($5.4 million after taxes, or $.07 per share) for interest income on tax refunds. Results for 1993 included nonrecurring pretax income of $12.1 million ($7.4 million after taxes, or $. 09 per share) for interest income on tax refunds, net of the write-off of an investment. Results for 1993 also included $11 million of income tax expense ($.13 per share) resulting from the increase in the federal statutory income tax rate pursuant to the Omnibus Budget Reconciliation Act of 1993.

  Excluding nonrecurring gains and charges in both years, the company lost $2.2 million, or $.59 per share after preferred dividends, in 1994, compared with net income of $3.3 million, or a loss of $.36 per share after preferred dividends, in 1993.

[Operating Income -- Consumer Products bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

ACQUISITION AND CONSOLIDATION OF JAMONT N.V.

On July 5, 1994, James River purchased an additional 43.2% interest in the European consumer products company, Jamont, bringing the company's total ownership interest to 86.4%. The purchase price of $575 million was financed approximately one-half with proceeds from the issuance of the new Series P 9% Cumulative Convertible Preferred Stock and one-half with debt. This negotiated purchase price saved the company in excess of $200 million compared to potential put obligations in 1996 and 1998 of over $800 million. Jamont, which had previously been treated as an equity investment and which is accounted for on a one-month lag, has been reflected as a consolidated subsidiary for five months of 1994. With annual sales of $1.5 billion from 24 manufacturing facilities located in 11 countries, Jamont is currently the number three tissue producer in Europe.

                                 E-7

SELECTED INDUSTRY SEGMENT DATA

(in millions)                                      1994        1993       1992

Net sales:
  Consumer Products:
    North America                                $2,423      $2,358     $2,404
    Europe                                          631
  Food and Consumer Packaging                     1,610       1,569      1,565
  Communications Papers                             929         901        918
  Intersegment elimination                         (176)       (178)      (159)
    Total net sales                              $5,417      $4,650     $4,728
Income (loss) from operations:
  Consumer Products:
    North America                                $  143      $  111     $   71
    Europe                                            7
  Food and Consumer Packaging                        97         104         89
  Communications Papers                             (36)        (58)       (55)
  Restructuring, severance and other                 (9)                  (117)
  General corporate expenses                        (55)        (43)       (50)
    Income (loss) from operations                   147         114        (62)
  Interest expense                                 (186)       (137)      (149)
  Other income and minority interests                30          42         24
  Income tax (expense) benefit                       (4)        (19)        65
  Net loss before extraordinary item
    and accounting changes                          (13)          0       (122)
  Extraordinary item, net of tax                                           (31)
  Cumulative effect of accounting
      changes, net of taxes                                               (274)
  Net loss                                       $  (13)     $    0     $ (427)




CONSUMER PRODUCTS BUSINESS - NORTH AMERICA

Net sales for the North American Consumer Products Business increased by 2.7%, from $2,358 million in 1993 to $2,423 million in 1994. During the same period, operating profits increased by 29%, from $111.3 million in 1993 to $143.4 million in 1994. Volumes in retail towel and tissue were approximately 2% higher than the prior year, while retail tabletop posted volume increases of over 10%, largely attributable to the introduction of new products and designs. Commercial tissue and foodservice volumes were comparable with prior year levels. The North American Consumer Products Business has integrated pulping and deinking capacity sufficient to meet its fiber needs, and therefore was not negatively affected by the dramatic increases in the cost of market pulp during 1994. However, during the second half of 1994, results were impacted by sharply higher costs for waste paper, plastic resins, pulping chemicals and packaging materials. Pricing in commercial product categories strengthened significantly in the second half of the year, pushed by increasing costs. During 1994, list prices for retail towel and tissue products were reduced; however, corresponding reductions were taken in promotional costs, resulting in net realizations per unit comparable to 1993 levels. Net pricing did not improve in retail product categories until the end of 1994, when list price increases of between 5% and 7% were announced, effective for early 1995.


CONSUMER PRODUCTS BUSINESS - EUROPE

Operating results for Jamont declined in 1994 from the prior year due to a combination of factors. Overcapacity in the European tissue market combined with pressure from increasingly cost-conscious consumers and major retailers resulted in declining prices for finished goods during the first half of the year. This continued a trend begun in 1992. Costs for market pulp increased significantly during 1994, doubling by the end of the year. Similar to many other European tissue producers, Jamont is a net buyer of market pulp. Tissue pricing began to increase in late 1994, keeping pace with continuing market pulp cost increases. Further price increases have been announced effective for early 1995. Overall, 1994 results reflected the effects of cost reductions plus volume gains of 8% (3% in finished goods and over 50% in semi-finished goods), which were more than offset by lower average selling prices and soaring raw materials costs. Jamont operating profits for the last five months of 1994, totaling $6.9 million, have been included in consolidated income from operations.

FOOD AND CONSUMER PACKAGING BUSINESS

Sales in the company's Food and Consumer Packaging Business increased by 2.6% to $1,610 million in 1994 from $1,569 million in 1993. For the year, operating profits declined slightly, from $103.8 million in 1993 to $97.4 million in 1994. Operating profit improvements of 15% in the first half of 1994 were more than offset by severe raw material cost escalation experienced in the second half of the year. Raw materials generally comprise between 50% and 70% of the total cost of packaging products and include significant amounts of purchased plastic resins, waste paper, bleached paperboard and pulp. As of end of 1994, the annualized rate of raw material cost increases totaled approximately $175 million. In the first half of 1994, unit pricing continued to decline, similar to 1993. Pricing improved in the second half of the year, but significantly lagged cost increases. Results for 1994 were also negatively impacted by a strike at the Kalamazoo, Michigan, recycled paperboard mill and by the implementation of new federal regulations on food labeling. While certain raw material costs may continue to trend higher, the company expects resin costs to stabilize in 1995 as new industry resin capacity comes on-line.

[Operating Income -- Food and Consumer Packaging bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

COMMUNICATIONS PAPERS BUSINESS

Net sales reported in 1994 for the Communications Papers Business increased by 3.1% over the prior year, while annual operating losses were cut from $58.4 million in 1993 to $35.8 million in 1994. In addition, operating profits of $20 million were reported in the fourth quarter of 1994, marking the first profitable quarter for this business since late 1991. Unit volumes averaged 6% higher in 1994 versus 1993, with volume gains of 10% experienced in the second half of the year. Early in 1994, pricing for uncoated free sheet and coated groundwood papers continued to decline, following the trend of the previous three years. Beginning in mid-year, however, pricing began to improve dramatically, pushed by a combination of rising prices for market pulp, an improved balance between industry capacity and demand, and decreasing competition from imports. Fourth quarter average pricing improved by close to $150 per ton in business papers and $80 per ton in lightweight printing papers, compared to the cyclical trough pricing in the second quarter of the year. Further pricing increases have been announced in all grades of communications papers, effective for early 1995, as demand and order backlogs remained strong. The cost of wood fiber in the Pacific Northwest, where James River is a significant purchaser, continues to be higher than in other areas of the U.S. due to environmental restrictions on harvesting of timber. The company expects the cost of wood fiber may increase in 1995 due to further supply constraints.

[Operating Income -- Communications Papers bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

OTHER INCOME AND EXPENSE ITEMS

General corporate expenses increased to $55.3 million in 1994 compared to $42.7 million in 1993. Corporate expenses for 1994 included $10.7 million of nonrecurring litigation and environmental cost accruals. Litigation costs include legal fees for defense of a bondholder suit (see below).

   Income from operations for 1994 included a separately reported net charge of $9.6 million, consisting of $16.4 million of severance costs, $28.9 million of asset write-offs, and the reversal of reserves of $35.7 million previously accrued in connection with the 1992 restructuring program. Severance accruals relate to the termination of 664 employees, principally in the Communications Papers and the Food and Consumer Packaging Businesses. The asset write-offs relate to the phase-out of rotogravure operations in the Packaging Business and the consolidation of certain operations in Europe. The company expects to incur additional severance expenses in 1995 associated with these consolidations.

   Interest expense of $185.6 million in 1994 was $48 million greater than in the prior year. Approximately $35 million of this increase resulted from a combination of the additional debt issued to purchase Jamont and the consolidation of Jamont's interest expense for five months of 1994. The remainder of the increase was principally caused by rising interest rates on variable rate borrowings.

   Other income of $28.9 million in 1994 declined $11.3 million from the $40.2 million recorded in 1993. Interest income declined by $15 million, partially due to a smaller amount of nonrecurring interest received in 1994 on income tax refunds. This decline was partially offset by improvements in equity earnings of unconsolidated affiliates, which increased by $5.9 million principally from the improved performance of Aracruz Celulose S.A. ("Aracruz"). Results for
Aracruz, the world's largest producer of eucalyptus market pulp, are closely tied to the trend in worldwide market pulp prices.

   In 1994, the company reported a pretax loss of $9.8 million and income tax expense of $4.4 million, resulting in an effective tax rate of (45.2)%. This differed from the federal statutory rate, primarily because of the relative size of nondeductible goodwill amortization expense and certain foreign net losses for which no tax benefits are currently available. Goodwill amortization expense increased from $4.7 million in 1993 to $12.1 million in 1994 due to the acquisition of Jamont. For 1993, the company reported pretax income of $16.7 million and income tax expense of $7.9 million, excluding the impact of the increase in the federal income tax rate. The resulting effective tax rate of 47.6% differed from the federal statutory rate, primarily due to the relative size of nondeductible goodwill amortization.

   Preferred dividend requirements, which are deducted from net earnings in calculating earnings per share, increased to $45.8 million in 1994 compared to $32.8 million in 1993. This increase resulted from the June 1994 issuance of the Series P Preferred Stock. Based on preferred shares outstanding at the end of 1994, annual preferred dividend requirements currently total $58.6 million.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES


Cash provided by operations declined to $411 million in 1994, from $441 million in 1993. However, free cash flow (cash provided by operations, less cash used for investing activities and dividends) remained positive in 1994 at $1.5 million, excluding the investment in Jamont. This compared to $24.9 million of positive free cash flow in 1993.

INVESTING ACTIVITIES

Net cash used for investing activities during 1994 of $859.2 million included capital expenditures of $351.7 million, cash paid for Jamont (net of cash acquired) of $538 million, and proceeds from asset sales and other investing activities of $30.4 million. During 1993, net cash used for investing activities was $334 million and included capital expenditures of $331.1 million, cash paid for Diamond Occidental Forest Inc. ("Diamond") of $192.7 million, and cash received from asset sales and other investing activities of $189.8 million. Asset sales in 1993 included proceeds from the sale of over 300,000 acres of Diamond timberlands and the redemption of preferred stock held as an investment.

   Capital expenditures increased by $21 million compared to 1993; however, 1994 spending included $32 million attributable to Jamont subsequent to its consolidation. Capital spending in 1994 also included approximately $148 million in the North American Consumer Products Business, $99 million in the Food and Consumer Packaging Business, $61 million in the Communications Papers Business, and $11 million of corporate and other expenditures. Capital spending in both 1994 and 1993 was significantly lower than spending in prior years. This was due to the 1993 completion of a multi-year program to replace or rebuild chemical recovery units at all major pulping facilities, as well as the 1992 completion of capacity expansions for deinked pulp, recycled paperboard and tabletop products. The company currently expects 1995 spending to total between $400 and $450 million. Contractual capital commitments as of December 25, 1994, were not material.

[Capital Expenditures and Cash Flow from Operations bar chart which appears in the margin is omitted here; see description in Appendix A to this
Exhibit 13]

FINANCING ACTIVITIES

Total indebtedness increased from $2,040 million as of December 26, 1993, to $3,114 million as of December 25, 1994, principally from the acquisition and consolidation of Jamont. As of the initial date of its consolidation, Jamont had outstanding debt of $771 million. In addition, approximately $300 million of debt was issued by James River to finance this purchase.

   Additions to long-term debt totaled approximately $350 million during 1994 and included the issuance of $135 million of floating rate notes; a net increase in combined commercial paper, money market and revolver borrowings of $190 million (excluding Jamont balances outstanding on the initial consolidation date); and the issuance of $25 million of revenue bonds. Short-term borrowings at Jamont increased by $90 million between the acquisition date and year end. Approximately $145 million of payments on long-term debt were made during 1994, including scheduled maturities of $22 million and reductions in Jamont long-term debt balances of $123 million. Floating rate notes totaling $75 million, which were originally scheduled to mature in 1994, were extended to 1996.

   As of December 25, 1994, James River and its subsidiaries had domestic and foreign revolving credit facilities that provided for unsecured borrowings of up to $1,487 million, of which $1,177 million expire in December 1999, and the remaining $310 million expire between 1995 and 1997. James River also had domestic and foreign commercial paper programs, supported by the revolving credit facilities, providing for issuances of up to $776 million. In addition, James River has agreements with several banks under which it may borrow funds on an uncommitted basis at below-prime rates. On December 25, 1994, the company had outstanding borrowings of $860 million that were supported by the revolving credit facilities, including $280 million outstanding under such facilities, $182 million of commercial paper, and $398 million of money market notes.

   Total outstanding debt of $3,114 million on December 25, 1994, included approximately $1,583 million of fixed rate debt and $1,531 million of floating rate debt. In addition, as of the end of 1994, the company had outstanding interest rate swap agreements that effectively converted $1,286 million of fixed rate financial obligations to variable rate obligations. The effect of the swaps was an increase in interest expense of approximately $4 million during 1994. These contracts expire between September 1998 and January 1999. Additional information on the interest rate swaps is provided in Note 10 of Notes to Consolidated Financial Statements. As of the end of 1994, James River's weighted-average interest rate was 7.74% (including the impact of interest rate swaps), compared to 7.37% as of the end of 1993.

[Total Capitalization bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

   The company's ratio of total debt to total capitalization increased to 57.4% as of the end of 1994 from 50.8% as of the end of 1993, principally due to the financing and consolidation of Jamont. The company defines total capitalization as the sum of current and long-term debt, preferred and common equity, and minority interests.

   The company's most restrictive covenants contain limitations on borrowings and require the maintenance of a minimum amount of net worth. As of December 25, 1994, under the most restrictive provisions of the company's debt agreements, the company had additional borrowing capacity in excess of $525 million and net worth in excess of the minimum requirement of approximately $425 million.

   The company's debt ratings are investment grade. In June 1994, following the company's announcement of its intent to acquire a controlling interest in Jamont, Standard & Poor's down-graded the company's senior debt rating to BBB-from BBB, its preferred stock rating to BB+ from BBB-, and its commercial paper rating to A-3 from A-2, with a stable outlook. At the same time, Moody's Investors Services Inc. downgraded the company's senior debt rating to Baa3 from Baa1, its preferred stock rating to ba2 from baa2, and its commercial paper rating to Prime-3 from Prime-2, with a stable outlook.

   As of December 25, 1994, the company had registered for sale up to $600 million of debt securities under a shelf registration with the Securities and Exchange Commission.

   As of the end of 1994, the company had outstanding foreign currency contracts totaling $470 million that were designated as a hedge of a portion of the investment in Jamont. These contracts are principally denominated in French francs, British pounds, Belgian francs and Spanish pesetas and expire on September 1, 1998. The company currently intends to reduce these contracts to $330 million, denominated only in French francs. In addition, Jamont had $127 million of hedges on foreign currency transactions as of the end of 1994.

[Annual Rate of Cash Dividends Per Common Share bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

STRATEGIC INITIATIVES UNDER CONSIDERATION

In September 1994, James River announced that it was exploring strategic options to sharpen the company's business focus, reduce debt, reduce cyclicality and improve profitability. Options under consideration include an exit from the Communications Papers Business through either sale, joint venture or spin-off to shareholders, and the creation of a separate equity position for the Food and Consumer Packaging Business.

CONTRACTUAL LABOR AGREEMENTS

James River currently employs approximately 33,800 people,including 24,400 hourly employees and 9,400 salaried employees. The majority of hourly employees are members of unions. During 1994, contracts covering over 10,000 employees at 27 domestic operating locations (including six major pulp and papermaking sites) were renegotiated, representing approximately one-half of the company's domestic hourly workforce. Contracts covering approximately 5,000 domestic employees are scheduled for renegotiation in 1995, including contracts at two major pulp and paper-making sites. While James River generally considers its employee relationships to be good, strikes occurred during 1994 at the company's Kalamazoo, Michigan, paperboard packaging mill, its Lexington, Kentucky, tabletop plant, and at a group providing warehousing and distribution services to the North American Consumer Products and the Communications Papers Businesses. All labor outages were resolved prior to the end of the year. On a combined basis, the company estimates these strikes reduced operating profits by approximately $12 million.

PUT AND CALL AGREEMENTS

James River is a party to a put and call agreement with EuroPaper Inc. ("EuroPaper"), which owns the remaining 13.6% interest in Jamont. EuroPaper may put its interest in Jamont to James River in May 1996, and James River may call these shares in August 1996, each at a fixed price of 1.04 billion French francs (equivalent to $191.3 million as of December 25, 1994). In addition, Jamont has a separate call agreement with EuroPaper under which it may call EuroPaper's interest through April 1996 at a formula price. Management believes that while operating conditions were depressed in the European tissue industry in 1993 and 1994, pricing and economic recovery are currently underway, and that, by the put exercise date, the proportionate value of Jamont will not be significantly less than the put price.

   In November 1994, James River exercised its call option on its partner's 50% interest in the Naheola Cogereration Limited Partnership. The company's partner has refused to recognize the validity of the call and the parties are currently in litigation over this matter. After resolution of the litigation and the closing of this purchase, the company plans to remarket the interest, taking advantage of favorable market conditions while maintaining a partnership structure.

ENVIRONMENTAL MATTERS

Like its competitors, James River is subject to extensive regulation by various federal, state, provincial and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations on the discharge of materials into the environment, as well as require the company to obtain and operate in compliance with the conditions of permits and other governmental authorizations.

    James River has made and will continue to make substantial capital investments and operating expenditures,as well as production adjustments, to comply with increasingly stringent standards for air, water, and solid and hazardous waste regulations. During 1994, capital expenditures totaling approximately $34 million were made by James River for pollution control facilities and equipment.

    In December 1993, the U.S. Environmental Protection Agency ("EPA") published draft rules, informally referred to as the "cluster rules," implementing portions of the Clean Air Act of 1990 and the Clean Water Act applicable to pulp and paper facilities. These regulations may require significant changes in the pulping and/or bleaching process presently used in some U.S. pulp mills, including several of James River's mills. The company is evaluating the potential impact of the proposed regulations and possible changes to its capital expenditures. Based on its evaluation, the company expects that such capital expenditures could be at least $300 million for James River, if the regulations are approved as originally proposed. This estimate could change, depending on several factors, including changes to the proposed regulations, new developments in control and process technology, and inflation. The final rules are scheduled to be issued in late 1995; however, their issuance may be delayed into 1996. Compliance with the final rules will be required three years following their issuance.

[Total Assets bar chart which appears in the margin is omitted here; see description in Appendix A to this Exhibit 13]

   As of December 25, 1994, James River had been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act or similar federal and state laws regarding the past disposal of wastes at approximately 45 sites in the United States. The company has settled or resolved actions related to certain sites at minimal cost and has determined that it has no responsibility with regard to certain other sites for which it has received notification. In most cases, James River is one of many PRP's, and its relative contributions of waste materials have been minor. At the Solvent Recovery Services of New England site in Connecticut, James River has been notified that it appears to be one of the largest "potentially responsible parties." Note 14 of Notes to Consolidated Financial Statements, which should be read in conjunction herewith, provides information on the company's accrued environmental liabilities. While the company cannot predict with certainty its ultimate costs for such sites, based on its investigations and cleanup experience and the number of other solvent PRP's, James River does not currently believe its share of the costs will have a material adverse effect on its financial condition. Such costs could, however, have a material effect on the consolidated results of operations in a given year. There can be no assurance that the company will not be named as a PRP at additional sites in the future or that the cost associated with such additional sites would not be material.


CONTINGENT LIABILITIES

During 1994, James River was sued in a class action brought by certain former holders of James River's 10-3/4% debentures due October 1, 2018. Most of these debentures were retired by means of a tender offer to all holders commenced on September 18, 1992. The remainder were redeemed on November 2, 1992. In general, the complaint alleges violations of a covenant prohibiting the use of lower cost borrowed funds to redeem the debentures before October 1, 1998, and violations of various disclosure obligations, and seeks damages in excess of $50 million plus punitive damages in excess of $500 million. James River believes that these claims are without merit and intends to defend them vigorously.

   In December 1994, James River, along with other producers, received a request for information from the U.S. Department of Justice concerning the company's sales and pricing of sanitary paper products to the industrial and commercial markets. The company intends to fully cooperate with this request. It is unknown what the potential outcome, if any, of this request will be.

EFFECTS OF CHANGING PRICES

Prior to 1994, the company had experienced only moderate levels of inflation for several years. Although the replacement cost of assets increases during inflationary periods, cash flow and earnings can generally be maintained through the ability to increase selling prices, when market conditions permit, and also through the repayment of debt with dollars that have reduced purchasing power. During 1994, the company experienced significant increases in the cost of many of its base raw materials, such as plastic resins, waste paper, and purchased pulp and paperboard, which were not fully recovered in increased selling prices. The company believes this to be a temporary condition and that such cost increases will ultimately be reflected in selling prices.

RESULTS OF OPERATIONS - 1993 COMPARED WITH 1992

OVERVIEW

James River's consolidated net sales of $4,650 million in 1993 were 1.6% lower than 1992 net sales of $4,728 million. Operating earnings of $114 million in 1993 improved over the loss from operations of $62.4 million (including a $111.7 million restructuring charge) reported in 1992. The company reported a net loss of $0.3 million in 1993, or $.40 per share after preferred dividends, compared to a net loss of $427.3 million in 1992, or $5.55 per share after preferred dividends.

   The 1992 reported loss included charges for nonrecurring or unusual items consisting of (i) an after-tax net charge of $273.8 million, or $3.35 per share, for the combined effects of changes in accounting for income taxes and postretirement benefits other than pensions; (ii) an after-tax charge of $31.4 million, or $.38 per share, on the early extinguishment of debt; and (iii) a restructuring charge of $111.7 million ($71.4 million net of tax benefits, or $.87 per share) associated with the 1992 restructuring program. In addition, the company recorded one-time environmental and other costs of $31.0 million ($19.7 million net of tax benefits, or $.25 per share) during 1992.

   Excluding nonrecurring and unusual items, the company had net income of $3.3 million, or a loss of $.36 per share, in 1993 compared to a net loss of $31.0 million, or $.70 per share, in 1992.

   The goal of the 1992 restructuring program was to reduce annual operating expenses by $200 million, principally through the disposal and consolidation of under-performing assets and other cost reduction and productivity initiatives. During 1993, the company sold, closed or reduced operations at several locations, as further described in Note 2 of Notes to Consolidated Financial Statements, and achieved staffing reductions of 2,240. The affected facilities generally represented smaller, higher cost, less efficient operations and included plants from each of the company's three business segments. The majority of the business previously conducted at these facilities was transferred to other less than fully utilized James River manufacturing sites. While the company realized significant cost reductions in 1993 from these restructuring efforts, weaknesses in pricing and continued competitive conditions in many product lines partially offset the benefits.

CONSUMER PRODUCTS BUSINESS

In 1993, net sales for the Consumer Products Business declined approximately 2% compared to the prior year, while operating profits increased over 56%, from $71 million in 1992 to $111.3 million in 1993. Volumes in the retail business increased approximately 2% over the prior year, while retail tissue posted modest improvements in net realizations. The company's successful rollout of new QUILTED NORTHERN bathroom tissue and a new promotional campaign for BRAWNY paper towels increased market shares during the year. In commercial tissue, while volume slightly trailed the prior year, net pricing increased by approximately 5%. Volumes in the DIXIE commercial business were level compared to the prior year; however, pricing continued to decline, primarily due to downward pressures from falling bleached paperboard prices. The Consumer Products Business made significant progress in reducing costs, and staffing was reduced by approximately 700 employees during the year.

FOOD AND CONSUMER PACKAGING BUSINESS

Sales in the Food and Consumer Packaging Business remained level at approximately $1,565 million in both 1992 and 1993. Unit volume increases of approximately 6% during 1993 were substantially offset by continuing declines in pricing. Pricing remained under pressure throughout 1993, as food packaging customers continued to reduce their base of packaging suppliers and to form long-term strategic supplier relationships, while demanding margin concessions. Operating profits of $104 million in 1993 increased 16% compared to $89 million in 1992, and operating margins improved. Increased operating profits were attributable to both reduced costs and to the absence of the one-time events that negatively affected the second half of 1992. These events included a strike at certain Midwest converting plants, extended downtime taken in Kalamazoo, Michigan, to complete the capacity-doubling rebuild of the K-1 recycled paperboard machine, and an unusually high level of customer inventory balancing which occurred at the end of 1992. Total staffing in the Food and Consumer Packaging Business was reduced by over 450 employees during 1993 in connection with the restructuring program. In addition, several plants were closed or downsized, with production transferred to other facilities. Average resin costs for 1993 were slightly lower than the prior year.

COMMUNICATIONS PAPERS BUSINESS

Sales in the Communications Papers Business decreased from $918 million in 1992 to $901 million in 1993, while operating losses increased slightly from $55 million to $58 million. The Communications Papers Business continued to experience extremely difficult market conditions, which caused a steady decline in profitability since 1990. This business was hurt by significant levels of industry overcapacity and reduced worldwide demand, resulting in an extremely competitive pricing environment. During the first half of 1993, pricing increases were put in place in both uncoated free sheet and coated groundwood papers. However, new industry capacity, increasing competition from imports, and a lack of significant improvement in worldwide demand resulted in an inability to sustain the increases. As of the end of 1993, pricing levels for many of the company's grades had deteriorated to beginning-of-year levels. The company's cost reduction efforts somewhat softened the impact of weakening prices, with staffing reduced by more than 950 employees during 1993. This business also focused on upgrading its product mix and targeting niche markets. Fiber supply costs in the Pacific Northwest continued to be significantly higher than in other portions of the U.S., due to reductions in the amount of federal forest land available for harvest resulting from environmental pressures.

OTHER INCOME AND EXPENSE ITEMS

Gross interest costs declined by $19 million, from $161.9 million in 1992 to $142.9 million in 1993. Net interest expense decreased by only $11.5 million, however, reflecting reduced levels of capitalized interest in 1993. The decreased gross interest costs were principally the result of the company's refinancing of $567 million of debt at lower interest rates.

   Other income increased significantly, from $24.7 million in 1992 to $42.1 million in 1993, principally due to $14.3 million of interest income received in 1993 on income tax refunds. Equity in earnings of affiliates decreased from $10.2 million in 1992 to $7.8 million in 1993. Earnings of Jamont were significantly below the prior year's, reflecting the effects of substantially weaker tissue pricing resulting from recessionary economic conditions and excess tissue capacity across Europe. Earnings of Aracruz were also below those of the prior year, reflecting the declines in worldwide market pulp prices.

   The effective tax rate was 47.6% in 1993, excluding the cumulative impact of the increase in the federal tax rate, compared to 34.4% in 1992. The effective tax rate increased in 1993, principally due to the increased relative size of nondeductible items.


CONSOLIDATED STATEMENTS OF OPERATIONS
JAMES RIVER CORPORATION OF VIRGINIA AND SUBSIDIARIES

                                                              52 WEEKS       52 Weeks          52 Weeks
                                                                 ENDED          Ended             Ended
                                                          DECEMBER 25,   December 26,      December 27,
(in thousands, except per share amounts)                          1994           1993              1992

Net sales                                                   $5,417,275     $4,650,195        $4,728,179
Cost of goods sold                                           4,451,977      3,858,586         3,976,714
Selling and administrative expenses                            808,718        677,586           702,145
Restructuring, severance and other items                         9,607                          111,720
  Income (loss) from operations                                146,973        114,023           (62,400)
Interest expense                                               185,624        137,594           149,087
Other income, net                                               28,900         40,235            23,387
  Income (loss) before income taxes, minority
    interests, extraordinary item and the
    cumulative effect of accounting changes                     (9,751)        16,664          (188,100)
Income tax expense (benefit):
  Tax on current income or loss                                  4,407          7,927           (64,721)
  Effect of tax rate change                                                    10,981
    Total income tax expense (benefit)                           4,407         18,908           (64,721)
  Loss before minority interests, extraordinary
    item and the cumulative effect of accounting changes       (14,158)        (2,244)         (123,379)
Minority interests                                               1,199          1,898             1,304
  Net loss before extraordinary item and
    the cumulative effect of accounting changes                (12,959)          (346)         (122,075)
Extraordinary loss on early extinguishment of debt,
  net of income tax benefit of $19,227                                                          (31,423)
Cumulative effect of changes in accounting principles:
  Change in accounting for income taxes                                                          35,923
  Change in accounting for postretirement benefits
    other than pensions, net of income tax
    benefit of $189,534                                                                        (309,765)
    Net loss                                                $  (12,959)    $     (346)       $ (427,340)
Preferred dividend requirements                                (45,839)       (32,822)          (26,494)
    Net loss applicable to common shares                    $  (58,798)    $  (33,168)       $ (453,834)
Net income (loss) per common share:
  Before extraordinary item and the cumulative effect
    of accounting changes                                        $(.72)         $(.40)           $(1.82)
  Extraordinary loss on early extinguishment of debt                                               (.38)
  Cumulative effect of change in accounting
    for income taxes                                                                                .44
  Cumulative effect of change in accounting for
    postretirement benefits other than pensions                                                   (3.79)
    Net loss per share                                           $(.72)         $(.40)           $(5.55)
Weighted-average number of common shares                        81,671         81,609            81,756

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
JAMES RIVER CORPORATION OF VIRGINIA AND SUBSIDIARIES

(in thousands)                                   DECEMBER 25, 1994    December 26, 1993

ASSETS
Current assets:
 Cash and cash equivalents                              $   59,296           $   23,620
 Accounts receivable                                       913,501              422,894
 Inventories                                               844,111              666,464
 Prepaid expenses and other current assets                  63,496               22,939
 Deferred income taxes                                      95,126               83,538
 Net assets held for sale                                                        62,868
   Total current assets                                  1,975,530            1,282,323
Net property, plant and equipment                        4,679,899            3,571,492
Investments in affiliates                                  125,097              519,448
Other assets                                               367,770              324,724
Goodwill                                                   776,032              153,315
   Total assets                                         $7,924,328           $5,851,302



LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                      $  597,141           $  252,144
  Accrued liabilities                                      513,599              364,048
  Income taxes payable                                      11,647                4,463
  Short-term borrowings                                    225,132
  Current portion of long-term debt                        221,367               97,287
  Accrued restructuring liability                                                63,134
    Total current liabilities                            1,568,886              781,076
Long-term debt                                           2,667,960            1,942,836
Accrued postretirement benefits other than pensions        545,009              541,823
Other long-term liabilities                                231,129              179,956
Deferred income taxes                                      594,793              430,421
Minority interests                                         154,930                7,009
    Total liabilities                                    5,762,707            3,883,121
Shareholders' equity:
  Preferred stock                                          740,303              454,108
  Common stock, $.10 par value; shares outstanding,
    1994-81,695 and 1993-81,628                              8,170                8,163
  Additional paid-in capital                             1,211,904            1,219,043
  Retained earnings                                        201,244              286,867
    Total shareholders' equity                           2,161,621            1,968,181
      Total liabilities and shareholders' equity        $7,924,328           $5,851,302


The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
JAMES RIVER CORPORATION OF VIRGINIA AND SUBSIDIARIES

                                                                52 WEEKS          52 Weeks          52 Weeks
                                                                   ENDED             Ended             Ended
                                                            DECEMBER 25,      December 26,      December 27,
(in thousands)                                                      1994              1993              1992
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
 Net loss                                                      $ (12,959)        $    (346)        $(427,340)
 Items not affecting cash:
  Extraordinary loss on early extinguishment of debt,
    net of income tax benefit                                                                         31,423
  Cumulative effect of change in accounting principles,
    net of income tax benefit                                                                        273,842
  Depreciation expense and cost of timber harvested              398,422           358,431           356,448
  Deferred income tax provision (benefit)                         (4,598)           11,856           (75,726)
  Restructuring, severance and other items                         9,607                             111,720
  Undistributed earnings of unconsolidated affiliates            (13,698)           (6,582)           (9,872)
  Retirement benefit funding (in excess of) less than
    expense                                                       14,165            34,688            (6,811)
  Amortization of goodwill and other intangibles                  15,639             7,422             8,078
  Other noncash items                                              8,034             8,086            15,235
 Change in current assets and liabilities, net of
  effects of acquisitions and dispositions:
  Accounts receivable                                            (25,452)           (4,132)           (8,439)
  Inventories                                                     46,250            13,796             9,995
  Other current assets                                           (17,583)           14,944            20,428
  Accounts payable and accurued liabilities                          920            25,513            34,610
  Other current liabilities                                      (20,212)          (25,887)          (13,231)
 Other, net                                                       12,606             2,787            (7,396)
  Cash provided by operating activities                          411,141           440,576           312,964
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
 Expenditures for property, plant and equipment                 (351,656)         (331,065)         (469,681)
 Cash paid for acquisitions, net                                (538,009)         (192,736)          (31,734)
 Cash received from sale of assets                                34,573           130,650            21,844
 Cash received from redemption of SCI preferred stock                               47,050
 Other, net                                                       (4,157)           12,116             4,723
  Cash used for investing activities                            (859,249)         (333,985)         (474,848)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
 Increase in short-term borrowings                                89,982
 Additions to long-term debt                                     349,490           456,220           948,830
 Payments of long-term debt                                     (145,191)         (808,848)         (493,101)
 Preferred stock issued, net of issuance costs                   278,754                              96,566
 Common and preferred stock cash dividends paid                  (88,371)          (81,713)          (73,517)
 Other, net                                                         (880)          (24,122)          (26,486)
  Cash provided by (used for) financing activities               483,784          (458,463)          452,292
 Increase (decrease) in cash and cash equivalents                 35,676          (351,872)          290,408
 Cash and cash equivalents, beginning of year                     23,620           375,492            85,084
  Cash and cash equivalents, end of year                       $  59,296        $   23,620        $  375,492


The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL ACCOUNTS
JAMES RIVER CORPORATION OF VIRGINIA AND SUBSIDIARIES

                                               52 WEEKS         52 Weeks          52 Weeks
                                                  ENDED            Ended             Ended
                                           DECEMBER 25,     December 26,      December 27,
(in thousands)                                     1994             1993              1992

PREFERRED STOCK
 Balance, beginning of year                  $  454,108       $  454,348        $  354,588
 Issuance of Series O preferred stock                                              100,000
 Issuance of Series P preferred stock           287,500
 Redemption of Series D preferred stock          (1,240)
 Conversion of Series K preferred stock              (5)
 Preferred stock sinking fund requirements          (60)            (240)             (240)
   Balance, end of year                      $  740,303       $  454,108        $  454,348

COMMON SHAREHOLDERS' EQUITY
Common stock:
 Balance, beginning of year                  $    8,163       $    8,158        $    8,150
 Exercise of stock options and awards                 7                5                 8
   Balance, end of year                           8,170            8,163             8,158
Additional paid-in capital:
 Balance, beginning of year                   1,219,043        1,217,859         1,219,997
 Exercise of stock options and awards             1,602            1,229             1,296
 Conversion of Series K preferred stock               5
 Preferred stock issuance costs                  (8,746)             (45)           (3,434)
   Balance, end of year                       1,211,904        1,219,043         1,217,859
Retained earnings:
 Balance, beginning of year                     286,867          433,297           992,651
 Net loss                                       (12,959)            (346)         (427,340)
 Common stock cash dividends declared           (48,993)         (48,963)          (48,942)
 Preferred stock cash dividends declared        (45,820)         (32,818)          (26,583)
 Change in equity component of minimum
  pension liability                              14,946           (6,768)          (21,011)
 Foreign currency translation                     7,203          (57,535)          (35,478)
   Balance, end of year                         201,244          286,867           433,297
     Common shareholders' equity,
       end of year                           $1,421,318       $1,514,073        $1,659,314


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

FISCAL YEAR

James River's fiscal year includes the 52 or 53 weeks ending on the last Sunday in December. The years ended December 25, 1994, December 26, 1993, and December 27, 1992, each included 52 weeks. To facilitate timely reporting of the Company's financial statements, certain foreign subsidiaries and affiliates have been included on the basis of closing dates which lag the Company's fiscal year end by one month.

CASH AND CASH EQUIVALENTS

The Company invests excess cash in marketable securities, including commercial paper, government repurchase agreements, and time deposits, with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturity of these investments.

INVENTORIES

Inventories are stated at the lower of cost or market and include the cost of materials, labor and manufacturing overhead. The last-in, first-out cost flow assumption is used for valuing substantially all domestic inventories other than stores and supplies. Other inventories, including all inventories held by foreign subsidiaries, are valued using first-in, first-out or average cost assumptions.

NET ASSETS HELD FOR SALE

Net assets held for sale represent total assets less liabilities of operations to be divested or phased out by the Company as part of its 1992 restructuring program.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost, less accumulated depreciation. Expenditures for improvements which increase asset values or extend useful lives are capitalized. Maintenance and repair costs are expensed as incurred. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which range from 20 to 45 years for buildings and 5 to 20 years for machinery and equipment. For income tax purposes, depreciation is calculated using accelerated methods. Certain assets are depreciated using composite depreciation methods; accordingly, no gain or loss is recognized on partial sales or retirements of these assets.

TIMBER AND TIMBERLANDS

Timber and timberlands are stated at cost less accumulated cost of timber harvested. Cost of timber harvested is recorded as timber is cut at rates which are determined annually based on the relationship of unamortized timber cost to the estimated volume of recoverable timber.

INTANGIBLE ASSETS

The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over 40 years. Goodwill is presented net of accumulated amortization of $77.5 million as of December 25, 1994, and $38.6 million as of December 26, 1993. Differences between the Company's carrying value of investments in unconsolidated affiliates and its share of the underlying net assets of such affiliates are amortized over periods of up to 40 years. The recoverability of goodwill is periodically evaluated to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation is based upon whether the goodwill is fully recoverable from the projected undiscounted cash flows of the assets and businesses to which the goodwill relates. On December 25, 1994, and December 26, 1993, the Company believes that no significant impairment of goodwill is indicated.

INTEREST COSTS

The Company capitalizes interest costs as part of the cost of constructing certain facilities and equipment.

(in thousands)                                    1994        1993        1992

Total interest costs                          $188,704    $142,885    $161,865
Interest capitalized                            (3,080)     (5,291)    (12,778)
  Net interest expense                        $185,624    $137,594    $149,087

Interest paid                                 $168,314    $151,563    $171,089

RESEARCH AND DEVELOPMENT

Research and development expenditures are expensed as incurred. Direct and readily identifiable indirect research and development costs totaled $47.0 million in 1994, $41.8 million in 1993 and $43.8 million in 1992.

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

   The change in retained earnings resulting from the translation of assets and liabilities of foreign subsidiaries and affiliates, net of the effect of exchange rate hedges, was as follows:


(in thousands)                                                1994        1993


Balance, beginning of year                                $(38,545)   $ 18,990
Translation adjustments                                     (6,460)    (59,003)
Related income tax effect                                   13,663       1,468
  Balance, end of year                                    $(31,342)   $(38,545)




DERIVATIVE FINANCIAL INSTRUMENTS

The Company's debt structure and international operations give rise to exposure to market risks from changes in interest rates and foreign exchange rates. To manage these risks, derivative financial instruments are utilized by the Company including interest rate swaps and options on its long-term debt and foreign exchange contracts on certain of its net investments in foreign operations. The Company does not hold or issue financial instruments for trading purposes. Translation gains and losses on hedges of net foreign investments are deferred and accumulated in the foreign currency translation component of retained earnings. Gains and losses on transactional hedges are recognized in income and offset the foreign exchange gains and losses on the related transaction. The gains and losses on interest rate swap and option agreements are recognized in interest expense as incurred.

NET INCOME (LOSS) PER COMMON SHARE AND COMMON SHARE EQUIVALENT

Net income (loss) per common share is computed based on the weighted-average number of common shares and dilutive common share equivalents outstanding during the period. Net income (loss) used in these computations is reduced by preferred dividend requirements. Fully diluted earnings per share are considered to be equal to primary earnings per share in all periods presented because the assumed conversion of potentially dilutive securities which are not common share equivalents was not dilutive.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements and supporting footnote disclosures have been reclassified to conform to the current year's presentation.


NOTE 2. ACQUISITIONS, DISPOSITIONS AND OTHER TRANSACTIONS

1994

Prior to July 5, 1994, James River and Rayne Holdings Inc. ("Rayne") each owned 50% of Jamont Holdings N.V. ("Jamont Holdings") which, in turn, owned 86.4% of Jamont N.V. ("Jamont"). With annual sales of $1.5 billion, Jamont produces branded and private label tissue, feminine hygiene and foodservice products for the retail and away-from-home markets in Europe. On July 5, 1994, James River completed the acquisition of Rayne's 50% ownership interest in Jamont Holdings for approximately $575 million in cash. Jamont, which is currently accounted for on a one-month lag, was included as a consolidated subsidiary beginning in July 1994; prior to that time, Jamont was accounted for using the equity method.

   In March 1994, the Company sold its 50% interest in Coastal Paper Company, a Mississippi-based producer of lightweight papers. The Company also completed the sale of certain assets of its inactive Fitchburg, Massachusetts, facility in September 1994, and the sale of its Sandston, Virginia, specialty tabletop facility in November 1994. During 1994, James River also completed the sale of 47,000 acres of timberlands. In August 1994, the Company sold a United Kingdom investment of Jamont.

   The Company recorded a nonrecurring charge of $9.6 million which included severance charges for announced reductions-in-force of $16.4 million, asset write-offs of $28.9 million, and the reversal of $35.7 million of reserves associated with the 1992 restructuring program. Severance charges represent the costs related to the termination of approximately 650 employees primarily located at Communications Papers and Food and Consumer Packaging facilities. Asset write-offs relate to the phase-out of certain packaging equipment and planned asset consolidations in Europe. The reversal of a portion of the 1992 restructuring charge results from the Company's decision not to dispose of certain facilities.

1993

The Company sold its Pepperell, Massachusetts, specialty papers mill, its Groveton, New Hampshire, communications papers mill, and its 49% interest in Fabrica de Papel, a Mexican tissue producer. In March 1993, the Company received $47 million in cash in connection with the redemption of its shares of Specialty Coatings International, Inc. ("SCI") preferred stock which had been received as part of the consideration for the sale of the Company's Specialty Papers Business in 1990.

    In November 1993, the Company completed its purchase of the remaining 77% ownership interest in Diamond Occidental Forest Inc. ("Diamond") for $198 million pursuant to an existing put and call agreement. The purchase included 820,000 acres of timberlands located in the Northeast and Southeast. James River sold 300,000 acres of such timberlands for proceeds of $100 million.

   During 1993, James River also closed certain facilities pursuant to its 1992 restructuring program, including the Williamsport, Pennsylvania, party goods facility; the Sunnyside,Washington, flexible packaging plant; the Modesto, California, folding carton plant and the Minerva, Ohio, food-wrap plant; while operations at the Dayton, Ohio, flexible packaging plant were reduced. Most of the products previously manufactured at these facilities were relocated to other James River plants.

1992

In December 1992, James River recorded a $111.7 million restructuring charge ($71.4 million net of tax benefits, or $.87 per share) in connection with the implementation of its 1992 restructuring program. This restructuring charge covered the costs of a productivity enhancement plan which included the disposal and consolidation of certain under-performing operations and assets, related severance expenses and organizational streamlining.

  In March 1992, James River completed the sale of the assets of its South Glens Falls, New York, tissue mill. In September 1992, James River acquired the paper products business of The Mennen Company; this business produces a premium line of party goods.

SUMMARY

The purchase prices of acquisitions were allocated to the acquired net assets based on their respective fair values as summarized below.

(in thousands)                                    1994         1993        1992
Acquisitions of consolidated entities:
 Fair value of assets acquired             $ 2,119,962     $241,598     $46,477
 Liabilities assumed or created             (1,543,035)     (43,898)     (6,936)
 Cash paid for acquisitions                    576,927      197,700      39,541
 Cash acquired                                 (38,918)      (4,964)     (7,807)
   Cash paid for acquisitions, net         $   538,009     $192,736     $31,734

Dispositions:
 Fair value of assets sold                 $    36,973     $135,350     $26,844
 Noncash consideration received                 (2,400)      (4,700)     (5,000)
   Cash received from sale of assets       $    34,573     $130,650     $21,844

PRO FORMA OPERATING DATA

The following pro forma information assumes that the acquisition of the additional indirect interest in Jamont had occurred as of the beginning of the year indicated and had resulted in the consolidation of Jamont Holdings by James River. The pro forma information presented does not purport to be indicative of the results which would actually have been reported if the transaction had occurred for the periods indicated or which may be reported in the future. The aggregate pro forma effect of other acquisitions or dispositions was not material.

Pro forma consolidated operating data (unaudited)
(in millions, except per share data)                          1994        1993
Net sales                                                 $6,232.5    $6,030.7
Income from operations                                       176.2       178.9
Net loss                                                     (23.0)       (9.9)
Net loss per common share                                    (1.00)       (.84)

NOTE 3. OTHER INCOME

(in thousands)                                     1994       1993        1992
Equity in earnings of unconsolidated
 affiliates                                     $13,698    $ 7,771     $10,194
Interest income                                   9,851     24,864      14,641
Gain on sale of assets                            5,178      2,924
Foreign currency exchange losses                   (552)    (3,281)     (9,571)
Other, net                                          725      7,957       8,123
  Total other income                            $28,900    $40,235     $23,387

NOTE 4. INCOME TAXES

The components of income (loss) before income taxes, minority interests, extraordinary item and accounting changes were as follows:

(in thousands)                                  1994         1993         1992
Domestic                                    $  7,167      $24,777    $ (85,009)
Foreign                                      (16,918)      (8,113)       8,629
Restructuring charge, principally domestic                            (111,720)
 Income (loss) before income taxes,
  minority interests, extraordinary
  item and accounting changes               $ (9,751)     $16,664    $(188,100)


 Income tax expense (benefit), excluding income taxes on the extraordinary item and accounting changes, consisted of the following:

(in thousands)                                 1994         1993       1992
Current:
  Federal                                   $ 3,548      $ 1,293   $  1,677
  State                                       1,319        2,780      5,265
  Foreign                                     4,138        2,979      4,063
    Total current income tax provision        9,005        7,052     11,005
Deferred:
  Federal                                    (3,343)      18,311    (59,567)
  State                                        (559)      (1,811)   (12,496)
  Foreign                                      (696)      (4,644)    (3,663)
    Total deferred income tax provision
     (benefit)                               (4,598)      11,856    (75,726)
      Income tax expense (benefit)          $ 4,407      $18,908   $(64,721)

Cash payments for income taxes totaled $14.1 million in 1994, $6.6 million in 1993 and $8.6 million in 1992.

  Effective as of the beginning of 1992, James River adopted the provisions of Statement of FinancialAccounting Standards No. 109,"Accounting for Income Taxes" ("SFAS 109"), which requires the use of the liability method of accounting for income taxes. Under this approach, the deferred taxes must be based on the enacted tax rates in effect for the years in which the assets and liabilities are expected to reverse. In connection with the adoption of SFAS 109, the Company recorded a credit of $35.9 million, or $.44 per share, in 1992; the net impact on the net deferred tax liability was a credit of $141 million.

   No provision for income taxes has been made for $58.8 million of undistributed earnings of certain of the Company's foreign subsidiaries and affiliates which have been indefinitely reinvested. It is not practicable to determine the amount of U.S. income tax which would be payable if such undistributed foreign earnings were repatriated through dividend remittances because any U.S. taxes payable on such dividends would be offset, at least in part, by foreign tax credits.

   Principal reasons for the difference between the federal statutory income tax rate on income (loss) before income taxes, minority interests, extraordinary item and accounting changes and the Company's effective income tax rate were as follows:

                                            Percent of Pretax Income or (Loss)
                                              1994          1993          1992

Federal statutory income tax rate            (35.0)%        35.0%        (34.0)%
State income taxes, net of federal
  income tax effect                            5.1           3.4          (2.6)
Charitable contributions fair market
  value in excess of basis                   (22.9)
Foreign losses not benefitted                 63.4
Amortization of goodwill                      43.3           8.6            .9
Other items, net                              (8.7)           .6           1.3
  Effective income tax rate on
   current income (loss)                      45.2%         47.6%        (34.4)%
Effect of increase in federal
 income tax rate                                            65.9%
  Effective income tax rate                   45.2%        113.5%        (34.4)%

In August 1993, the federal statutory income tax rate was increased from 34% to 35%. James River recorded an $11 million charge to increase its deferred tax liability for the effect of this increase in the tax rate.

   The income tax effects of temporary differences that gave rise to the net deferred tax liability as of December 25, 1994, and December 26, 1993, were as follows:

(in thousands)                                               1994        1993
Excess of book over tax basis of property,
  plant and equipment                                  $  913,973   $ 731,867
Pension benefits                                           77,321      69,555
Other items                                                46,435      60,385
  Total deferred tax liabilities                        1,037,729     861,807
Postretirement benefits other than pensions              (220,099)   (215,243)
Alternative minimum tax credit carryforwards             (125,801)    (87,328)
Accrued liabilities                                       (92,628)    (88,576)
Tax loss carryforwards                                    (80,711)    (65,406)
Other items                                               (54,462)    (58,371)
  Total deferred tax assets                              (573,701)   (514,924)
  Valuation allowance                                      35,639
    Net deferred tax liability                         $  499,667   $ 346,883

The valuation allowance reflects the impact of foreign net operating losses of $31.9 million and foreign tax credits of $3.7 million for which the Company does not currently anticipate receiving future tax benefits; if recognized in the future, $27.5 million of these tax benefits will be allocated to reduce goodwill of certain acquired subsidiaries.

  During 1994 and 1993, the Company received tax refunds from the Internal Revenue Service as a result of the favorable settlement of certain prior years' income tax returns. The principal amount of such refunds, totaling $12.9 million and $10.6 million, respectively, was credited to deferred income taxes, as a deferred tax asset had been previously recorded to provide for these refunds. The Internal Revenue Service is currently reviewing the Company's federal income tax returns for the years 1990 through 1992. In the opinion of management, potential adjustments resulting from these examinations will not have a material effect on the Company's financial condition.

  As of December 25, 1994, for federal income tax purposes, the Company had a domestic net operating loss carryforward, which expires in 2009, of $47.4 million available to offset future regular taxable income. In addition, the Company had $151.3 million of foreign net operating loss carryforwards which expire primarily from 1995 through 2000 and $8.7 million of general business tax and foreign tax credit carryforwards for tax purposes which expire from 1995 through 2008. The Company also had alternative minimum tax ("AMT") credit carryforwards of $125.8 million which have been reflected as a reduction of deferred taxes. AMT credits may generally be carried forward indefinitely and used in future years to the extent the Company's regular tax liability exceeds the AMT liability for such future years.


NOTE 5. PENSION PLANS

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

  The components of net pension cost were as follows:

(in thousands)                                           1994        1993        1992
Service cost                                         $ 20,756   $  18,376   $  19,239
Interest accrued on projected benefit obligation       94,956      94,149      88,692
Net investment (income) loss on plan assets:
  Actual                                              (12,771)   (163,730)   (125,709)
  Deferral of difference between actual and
   expected investment income                         (97,415)     50,643      16,328
Net amortization                                       19,787      13,806       6,955
Contributions to multiemployer pension plans            5,149       5,588       5,829
  Net pension cost                                   $ 30,462   $  18,832   $  11,334

Net amortization included amortization of the net transition assets,net experience gains and losses, and prior service costs over 15 to 20 years.

 The actuarial assumptions used in determining net pension costs were as follows:

                                                         1994        1993        1992
Discount rate                                            7.4%        8.0%        8.5%
Assumed rate of increase in compensation levels          5.5%        5.5%        6.0%
Expected long-term rate of return on plan assets        10.0%       10.5%       10.5%

As of December 25, 1994, benefit obligations were determined using a discount rate of 8.6% and an assumed rate of increase in compensation levels of 5.0%. The effect of the changes in these assumptions was a decrease in the projected benefit obligation of $171.4 million.

    The following table sets forth the funded status of the Company's plans:

                                                     1994                      1993
                                               ASSETS    ACCUMULATED        Assets   Accumulated
                                               EXCEED       BENEFITS        Exceed      Benefits
                                          ACCUMULATED         EXCEED   Accumulated        Exceed
(in thousands)                               BENEFITS         ASSETS      Benefits        Assets
Actuarial present value of:
 Vested benefits                           $  810,545       $288,067    $  904,738      $315,562
 Nonvested benefits                            28,129         24,914        34,550        27,574
    Accumulated benefit obligation            838,674        312,981       939,288       343,136
 Effect of projected future
   salary increases                            25,593            306        27,067           382
    Projected benefit obligation              864,267        313,287       966,355       343,518
Plan assets at fair value                   1,027,044        269,349     1,079,680       273,905
Plan assets in excess of (less than)
 projected benefit obligation                 162,777        (43,938)      113,325       (69,613)
Unrecognized net loss                          25,760         45,158        82,258        70,919
Unrecognized prior service cost                29,784         32,588        31,149        28,060
Unrecognized net transition asset             (11,911)        (3,914)      (13,678)       (4,686)
Minimum pension liability                                    (73,526)                    (93,924)
  Net pension asset (liability)            $  206,410       $(43,632)   $  213,054      $(69,244)



Other assets included net noncurrent pension assets of $236.3 million as of December 25, 1994, and $237.7 million as of December 26, 1993, exclusive of the additional minimum pension liabilities. As of December 25, 1994, $73.5 million of additional minimum pension liabilities for underfunded plans were included in other long-term liabilities, offset by an intangible asset of $34.2 million and a charge of $24.0 million to retained earnings, net of deferred taxes of $15.3 million. As of December 26, 1993, the additional minimum pension liability of $93.9 million was offset by an intangible asset of $30.1 million and a charge to retained earnings of $39.0 million, net of deferred taxes of $24.8 million.

NOTE 6. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

James River provides certain medical and life insurance benefits to eligible retired employees. Salaried employees hired before January 1, 1993, generally become eligible for retiree medical benefits after reaching age 55 with 15 years of service or after reaching age 65. Under the salaried plan, post-age 65 eligible retirees are reimbursed for a portion of the cost of premiums of Medicare supplement insurance policies, based upon vested years of service. Post-age 65 salaried retirees are also reimbursed for certain prescription drug costs, less deductibles. Pre-age 65 eligible retirees are paid a stated percentage of covered medical expenses, less deductibles. Salaried employees hired after January 1, 1993, are not eligible for retiree medical benefits. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and collective bargaining unit. All of the Company's retiree medical plans are unfunded.

   In December 1992, James River adopted Statement of Financial Accounting Standards No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), effective as of the first day of that year. The Company elected immediate recognition of the cumulative effect of the change in accounting for postretirement benefits of $499.3 million ($309.8 million net of income tax benefits of $189.5 million,or $3.79 per share), which represented the accumulated benefit obligation existing as of the first day of 1992.

   The components of net periodic postretirement benefit cost were as follows:

(in thousands)                                   1994          1993         1992
Service cost                                  $11,367       $12,362      $13,510
Interest cost on accumulated
  postretirement benefit obligation            38,795        43,059       41,205
Net amortization                               (7,361)       (5,078)      (2,038)
 Net periodic postretirement benefit cost     $42,801       $50,343      $52,677

Net amortization included amortization of prior service costs and gains and net experience gains and losses over 15 years. The discount rate used in determining the net periodic postretirement benefit cost was 7.5% for 1994 and 8.5% for 1993 and 1992. The discount rate used in determining the accumulated postretirement benefit obligation was 8.5% as of December 25, 1994. The effect of the increase in the discount rate was a decrease in the accumulated benefit obligation of $43.3 million. In addition, other actuarial assumptions were changed to reflect current trends. The effect of these changes was a decrease in the accumulated benefit obligation of $29.0 million.

   Summary information on the Company's plans was as follows:

(in thousands)                                                   1994         1993
Accumulated postretirement benefit obligation:
  Retirees                                                   $247,863     $246,053
  Fully eligible active participants                           91,105      109,350
  Other active participants                                   162,698      226,995
    Total accumulated postretirement benefit obligation       501,666      582,398
Unrecognized net loss                                         (18,872)     (87,694)
Unrecognized prior service gain                                90,215       75,119
  Accrued postretirement benefit obligation                  $573,009     $569,823

As of December 25, 1994, and December 26, 1993, the Company has included $28.0 million of accrued postretirement benefit costs in accrued liabilities, representing the estimated current portion of this liability.

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.0% in 1994, declining by .5% per year through 2003 to an ultimate rate of 6.5%. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 25, 1994, would have increased by $92.0 million. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1994 would have been an increase of $8.9 million.

NOTE 7. SUPPLEMENTAL BALANCE SHEET INFORMATION

INVENTORIES
(in thousands)                                                1994         1993
Raw materials                                             $187,634     $161,093
Finished goods and work in process                         543,872      425,640
Stores and supplies                                        184,457      139,457
                                                           915,963      726,190
Subtraction to state certain inventories at
 last-in, first-out cost                                   (71,852)     (59,726)
  Total inventories                                       $844,111     $666,464

Valued at lower of cost or market:
  Last-in, first-out                                      $467,220     $522,483
  First-in, first-out or average                           376,891      143,981
  Total inventories                                       $844,111     $666,464

In 1994, certain inventory quantities were reduced, resulting in liquidations of last-in, first-out inventory quantities carried at lower costs prevailing in prior years. The effect was to decrease the net loss by $6.8 million.

PROPERTY, PLANT AND EQUIPMENT

(in thousands)                                                1994         1993
Land and improvements                                  $   211,333   $  147,805
Buildings                                                  978,648      622,509
Machinery and equipment                                  5,412,186    4,364,416
Construction in progress                                   204,843      119,431
                                                         6,807,010    5,254,161
Accumulated depreciation                                (2,245,137)  (1,829,267)
                                                         4,561,873    3,424,894
Timber and timberlands, net                                118,026      146,598
  Net property, plant and equipment                    $ 4,679,899   $3,571,492

ACCRUED LIABILITIES

(in thousands)                                                1994         1993
Taxes payable, other than income taxes                    $ 91,005     $ 30,983
Compensated absences                                        73,233       73,471
Employee insurance benefits                                 69,276       63,009
Other items                                                280,085      196,585
  Total accrued liabilities                               $513,599     $364,048

NOTE 8. INVESTMENTS IN AFFILIATES

As of December 25, 1994, James River's principal investments in affiliates accounted for using the equity method included investments in Aracruz Celulose S.A. ("Aracruz"), the Naheola Cogeneration Limited Partnership (the "Naheola Partnership"), Dubreuil Forest Products Limited ("Dubreuil"), and Ipek Kagit Sanayi ve Ticaret A.S. ("Ipek Kagit").

 During 1994, James River acquired an additional 43.2% indirect ownership interest in Jamont, which was previously accounted for under the equity method (see Note 2). Aracruz, in which James River has a 5.2% indirect ownership interest, is a major Brazilian eucalyptus pulp producer. James River's investment in Aracruz is accounted for using the equity method, as the Company has direct ownership interests in excess of 20% in certain intervening holding companies. James River has a 50% ownership interest in the Naheola Partnership, which owns and operates a $300 million chemical recovery cogeneration facility at the Company's Pennington, Alabama, pulp and paper mill. Dubreuil, in which James River has a 40% indirect ownership interest, operates a sawmill in Dubreuilville, Ontario. James River has a 43.2% indirect ownership interest in Ipek Kagit, a Turkish producer of sanitary paper products.

  During 1994, James River sold its 50% ownership of Coastal Paper Company and its 43.2% indirect interest in Morgan-Varylease, Ltd, a leasing company investment of Jamont. During 1993, James River acquired the remaining 77% interest in Diamond and consolidated its operations which were previously accounted for under the equity method. Also during 1993,the Company sold its 49% interest in Fabrica de Papel.

  Changes in James River's investments in affiliates during 1994 and 1993 were as follows:

(in thousands)                                               1994        1993
Balance, beginning of year                               $519,448    $587,756
Consolidation of net assets of affiliates                (433,955)    (19,616)
Foreign currency translation adjustments, net              18,741     (49,775)
Equity in net income                                       13,698       7,771
Additional investments, at cost                            11,906
Sale of investments                                        (7,936)     (2,967)
Other, net                                                  3,195      (3,721)
  Balance, end of year                                   $125,097    $519,448

James River's share of undistributed earnings of affiliates included in consolidated retained earnings was $45.5 million as of December 25, 1994, and $96.8 million as of December 26, 1993.

    The summarized financial information presented below represents an aggregation of 100% of the principal companies accounted for by the equity method.

(in thousands)                                               1994        1993
Condensed income statement information:
  Revenues                                               $175,628  $1,524,932
  Gross profit                                             62,132     358,881
  Net earnings                                             31,433      23,752

Condensed balance sheet information:
  Current assets                                         $109,979  $  771,385
  Noncurrent assets, including intangibles                471,439   2,102,622
  Current liabilities                                      41,972     657,590
  Noncurrent liabilities                                  239,215     891,524
  Minority interests                                                  189,397
  Equity                                                  300,231   1,135,496

James River's share of equity                            $135,620  $  561,603

NOTE 9. INDEBTEDNESS

(in thousands)                                               1994        1993
Money market notes                                     $  398,000  $  103,300
Revolving credit facilities, 6.63% average
 interest rate, payable in 1999                           280,445      33,084
Commercial paper                                          181,707     150,716
Notes and debentures:
  Floating rate notes, payable from 1995 to 1997          385,000     250,000
  6.7% notes, payable in 2003                             249,500     249,444
  6.75% notes, payable in 1999                            199,625     199,547
  7.57% average interest rate medium-term notes,
    payable from 1997 to 2004                             200,000     200,000
  7.75% debentures, payable in 2023                       149,695     149,685
  7.86% average interest rate notes, payable to 2009      148,329      30,848
  8.375% notes, payable in 2001                           199,311     199,211
  9.25% debentures, payable in 2021                       200,000     200,000
  9.77% note, payable from 2005 to 2014                   200,000     200,000
Revenue bonds, average interest rate 7.57%,
 payable to 2028                                           97,715      74,288
Short-term borrowings                                     225,132
  Total                                                 3,114,459   2,040,123
  Less current portion and short-term borrowings          446,499      97,287
    Long-term debt                                     $2,667,960  $1,942,836


MINIMUM PRINCIPAL PAYMENTS

Minimum principal payments on long-term debt, excluding commercial paper, money market notes and revolving credit borrowings, for the next five years are as follows:

(in millions)                    1995     1996     1997    1998     1999
Scheduled maturities           $221.3   $127.0   $223.5   $18.1   $202.3

If the current level of commercial paper, money market notes and revolving credit agreements remains outstanding until the expiration of the underlying or supporting agreements, additional payments of $860 million would be required in 1999. It is the Company's current intention to refinance or renew such agreements prior to their expiration.

REVOLVING CREDIT FACILITIES

On December 14,1994,the Company refinanced its $750 million revolver and Jamont's European currency unit ("ECU") borrowing facility. The ECU facility was reduced in size from ECU 400 million to ECU 330 million. The Company refinanced these facilities to reduce financing costs and increase financial flexibility. As of December 25, 1994, James River and its consolidated subsidiaries had revolving credit agreements with various domestic and foreign banks providing for unsecured borrowings of up to approximately $1,487 million.

  The interest rates associated with the revolving credit agreements are primarily based, at the option of the Company, on the prime rate, the London Interbank Offered Rate ("LIBOR"), certificate of deposit rates, or bankers' acceptance rates. Annual commitment fees of up to .338% of the unused portion of the commitments may be incurred during the revolving loan periods; additionally, certain agreements provide for facility fees which may range from .10% to .20% of the committed amounts. The majority of the Company's domestic and foreign revolving credit agreements, totaling $1,177 million, expire in December 1999; the remaining agreements expire between 1995 and 1997.

COMMERCIAL PAPER AND MONEY MARKET NOTES

As of December 25, 1994, James River had domestic and foreign commercial paper programs providing for commercial paper issuances of up to $776 million. In addition, James River had agreements with several banks providing for other borrowings, dependent upon bank availability. Commercial paper and money market notes generally bear interest at below-prime rates. As of December 25, 1994, the Company had $182 million of outstanding commercial paper and $398 million of outstanding money market notes at average interest rates of 5.8% and 6.34%, respectively. Money market note issuances in 1994 included $200 million of notes which were used, in part, to finance the acquisition of Jamont (see Note 2). As of December 26, 1993, the Company had $151 million of outstanding commercial paper and $103 million of outstanding money market notes at average interest rates of 3.47% and 3.29%, respectively. Because of the availability of long-term financing under the terms of the domestic and foreign revolving credit agreements and the Company's intention to refinance commercial paper and money market notes, these borrowings have been classified as long-term debt. Foreign short-term borrowings of $225 million with an average interest rate of 7.72% as of December 25, 1994, were reported in current liabilities.

NOTES AND DEBENTURES

During the summer of 1994, James River acquired an additional $135 million of floating rate bank financing increasing the total floating rate bank notes outstanding to $385 million, with an average interest rate of 6.45% as of December 25, 1994. Portions of the proceeds from this issuance were used to finance part of the acquisition of Jamont (see Note 2).

   The Company's most restrictive debt agreements contain limitations on borrowings and require maintenance of a minimum amount of net worth. As of December 25, 1994, under the most restrictive provisions of the Company's debt agreements, the Company had additional borrowing capacity in excess of $525 million and net worth in excess of the minimum requirement of approximately $425 million.

   Certain of the Company's notes and revenue bonds are collateralized by assets consisting of property, plant and equipment, accounts receivable and inventories. Such assets are immaterial in relation to total assets.

NOTE 10. FINANCIAL INSTRUMENTS

The Company is subject to market rate risk from exposure to changes in interest rates and currency exchange rates and enters into various interest rate and foreign exchange contracts to manage this exposure. Financial instruments used for these purposes are evaluated against the Company's policies for managing this risk, including counterparty performance and hedging practices, and are monitored using techniques such as market valuations and sensitivity analysis.

INTEREST RATE INSTRUMENTS

The Company's strategy is to optimize the ratio of the Company's fixed to variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuation. To obtain this mix, the Company primarily uses interest rate swaps and options that have the effect of converting specific debt obligations of the Company from fixed to variable rate, or vice versa, as required.

   The Company has entered into interest rate swap agreements under which it pays to counterparties a variable interest rate based on LIBOR and the counterparties pay the Company a fixed interest rate on a notional principal amount of $1,286 million. Additionally during 1994, the Company entered into options under which premiums are paid to a counterparty in exchange for protection from paying the LIBOR based rates in excess of 6.5% up to 8.01% on $646 million of the $1,286 million in notional amount of interest rate swaps. These contracts mature in September 1998 and January 1999. The weighted average pay rate and receive rate under the interest rate contracts were 4.97% and 4.31%, respectively, for the year ended December 25, 1994.

    The fair value of the Company's financial instruments related to its indebtedness were as follows:

                                                               1994
                                                      CARRYING
                                                      VALUE OR
                                                GROSS NOTIONAL           FAIR
(in millions)                                           AMOUNT          VALUE

Long-term debt, including current maturities           $(2,889)       $(2,828)
Interest rate swaps                                      1,286           (128)

As of December 26, 1993, the estimated fair value of the Company's total indebtedness was $2,192 million. The estimates of fair values of the Company's financial instruments related to indebtedness are based on quoted market prices of comparable instruments or on current rates available to the Company for financial instruments with similar terms and remaining maturities.

CURRENCY INSTRUMENTS

In 1993, the Company entered into foreign exchange contracts that hedge a portion of its net investment in Jamont. In connection with these contracts,the Company has entered into interest rate swap agreements to manage the related interest rate exposure of the hedge. The total notional amount of such hedges was $470 million and $488 million as of December 25, 1994, and December 26, 1993, respectively, denominated primarily in French francs, British pounds, Belgian francs and Spanish pesetas. These contracts mature on September 1, 1998.

   The Company's Jamont subsidiary entered into foreign exchange contracts which mature in one year or less to hedge its market rate risk from exposure to changes in foreign currency exchange rates primarily resulting from intercompany financings and commercial transactions. As of December 25, 1994, the Company had net unrealized gains of $.5 million on a notional amount of $127 million for these hedge instruments.

  As of December 25, 1994, and December 26, 1993, the carrying value of foreign exchange contracts was a net liability of $39.6 million and $4.1 million, respectively, and the fair value, based on quoted market prices of comparable instruments, was a net liability of $73.0 million and $11.8 million, respectively.

CREDIT RISK

The counterparties to the Company's interest rate and foreign exchange contracts consist of a number of major financial institutions. The Company continually monitors its positions with,and the credit quality of,these institutions and does not anticipate nonperformance by the counterparties.

NOTE 11. COMMON STOCK

The Company has 150 million authorized shares of common stock, $.10 par value ("Common Stock"), of which 81,695,419 shares were outstanding on December 25, 1994. Common shares reserved for issuance as of December 25, 1994, were as follows:

                                                                  1994
Stock option plans                                           8,152,589
Deferred stock plan                                          1,657,686
Conversion of Series K preferred stock                       2,453,859
Conversion of Series L preferred stock                       5,000,000
Conversion of Series N preferred stock                       1,320,210
Conversion of Series P preferred stock                      14,245,000
  Total common shares reserved for issuance                 32,829,344

SHAREHOLDER RIGHTS PLAN

Under a shareholder rights plan, preferred stock purchase rights ("Rights") are issued at the rate of one Right for each share of Common Stock. Each Right entitles its holder to purchase one one-thousandth of a share of Series M Cumulative Participating Preferred Stock ("Series M") at an exercise price of $150, subject to adjustment. The Rights will only be exercisable if a person or group acquires, has the right to acquire, or has commenced a tender offer for 15% or more of the outstanding Common Stock. The Rights are nonvoting, pay no dividends, expire on March 1, 1999, and may be redeemed by the Company for $.01 per Right at any time before the tenth day (subject to adjustment) after a 15% position is acquired. The Rights have no effect on earnings per share until they become exercisable.

  After the Rights are exercisable, if the Company is acquired in a merger or other business combination, or if 50% or more of the Company's assets are sold, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the then-current exercise price, common stock of the acquiring person having a value of twice the exercise price. In addition, in the event a 15% or greater shareholder (i) acquires the Company through a merger where James River is the surviving corporation, (ii) engages in certain self-dealing transactions, or (iii) increases his owner- ship other than through a cash tender offer providing fair value to all holders of Common Stock, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the then-current exercise price, Common Stock having a value of twice the exercise price.


NOTE 12. PREFERRED STOCK

The Company is authorized to issue up to five million shares of preferred stock, $10 par value. The preferred shares are issuable with varying dividend rates, redemption rights, conversion terms, sinking fund provisions, liquidation values and voting rights. Outstanding preferred stock was as follows:

                    Depositary Shares               Preferred Shares
           Liquidation           Shares    Liquidation             Shares         Annual        Liquidation Value
                 Value      Outstanding          Value        Outstanding       Dividend          (in thousands)
             Per Share             1994      Per Share               1994    Requirement        1994         1993

Series D                                        $  100                                                  $   1,300
Series K                                            50          1,999,895    $ 6,749,645    $ 99,995      100,000
Series L        $   50        4,000,000            200          1,000,000     14,000,000     200,000      200,000
Series N            50        1,056,168            200            264,042      3,696,588      52,808       52,808
Series O            25        4,000,000            500            200,000      8,250,000     100,000      100,000
Series P         17.25       16,666,666          1,725            166,667     25,875,000     287,500
  Total                                                         3,630,604    $58,571,233    $740,303    $ 454,108

The Company has reserved 150,000 preferred shares for the issuance of Series M preferred stock under the Shareholder Rights Plan. The Series D Cumulative Preferred Stock ("Series D") was redeemed in July 1994,and is no longer outstanding.

   The Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock ("Series K") is convertible at the option of the holder into Common Stock at $40.75 per share (approximately 1.23 shares of Common Stock per share of Series
K). The Series K is redeemable by the Company at a per share price declining from $50.68 as of December 25, 1994, to $50 in November 1996, and thereafter, plus accrued dividends. The Series K is exchangeable at the option of the Company for 6.75% Convertible Subordinated Debentures due November 1, 2016 (the "6.75% Debentures") at $50 principal amount per share of Series K. The 6.75% Debentures, if issued, will be convertible at the option of the holder into Common Stock on the same terms as the Series K.

  The Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series L") and the Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series N") are each held in the form of depositary shares, with each depositary share representing a one-quarter interest in a preferred share. The Series L and the Series N are convertible at the option of the holder into Common Stock at $10 per depositary share (or 1.25 shares of Common Stock per depositary share). The Series L and Series N are each redeemable by the Company at a per depositary share price declining from $51.05 as of December 25, 1994, to $50 in October 1997, and thereafter, plus accrued dividends. The Series L and Series N are each exchangeable at the option of the Company for 7% Convertible Subordinated Debentures due October 1, 2017 (the "7% Debentures") at $50 principal amount per depositary share. The 7% Debentures, if issued, will be convertible at the option of the holder into Common Stock on the same terms as the depositary shares.

  The Series O 8-1/4% Cumulative Preferred Stock ("Series O") is also held in the form of depositary shares, with each depositary share representing a one-twentieth interest in a preferred share. The Series O is not redeemable prior to October 1, 1997. On or after that date, it will be redeemable by the Company at $25 per depositary share, plus accrued dividends.

  In June 1994, James River issued its Series P 9% Cumulative Convertible Preferred Stock ("Series P") as a Dividend Enhanced Convertible Stock ("DECS"), in the form of depositary shares, with each depositary share representing a one-hundredth interest in a preferred share. Each depositary share is entitled to .8547 of a vote, voting as a single group with holders of Common Stock. The DECS are convertible into Common Stock at the option of the holder, at anytime, at a rate of .8547 common shares for each depositary share, subject to adjustment in certain events, and are redeemable by the Company beginning in July 1997, at a call price payable in shares of Common Stock. The number of shares to be issued upon redemption is tied to the market value of Common Stock at the time of redemption. If still outstanding, the DECS will automatically convert into Common Stock on a one-for-one basis in July 1998.

NOTE 13. EMPLOYEE BENEFIT PLANS

STOCK OPTIONS

The Company's stock option plans provide for the granting of options to purchase Common Stock to certain directors, officers and key employees. Options are granted at exercise prices equal to the fair market value of such stock as of the date of grant and have terms of ten years. As of December 25, 1994, there were 830 employees and directors holding options.

   Stock option activity was as follows:

                                                1994                         1993                             1992

(in thousands,                                    OPTION PRICE                   Option Price                        Option Price
except per share amounts)      SHARES                PER SHARE    Shares            Per Share       Shares              Per Share
Balance, beginning of
 year                           5,408           $16.25 - 41.38     5,285       $16.25 - 41.38        4,899        $  6.17 - 41.38
 Granted                          938            15.88 - 24.13       631        17.88 - 22.63        1,064          17.63 - 22.81
 Canceled                        (200)           16.13 - 41.06      (378)       17.33 - 35.75         (565)         18.13 - 41.19
 Exercised                        (23)           16.13 - 23.63       (18)       17.46 - 20.06          (57)          6.17 - 20.06
 Expired                         (231)           16.13 - 41.06      (112)       20.06 - 39.69          (56)         20.13 - 41.06
Balance, end of year            5,892           $15.88 - 41.38     5,408       $16.25 - 41.38        5,285         $16.25 - 41.38

Exercisable                     4,178           $16.13 - 41.38     3,476       $16.25 - 41.38        2,364         $16.25 - 41.38
Available for grant             2,261                              2,781                               936

STOCK APPRECIATION RIGHTS

Under the Company's stock appreciation rights plan, officers and key employees were granted stock appreciation rights ("SAR's") with terms of ten years. Upon exercise, holders of SAR's are paid cash or, at the option of the Company, Common Stock in an amount equal to the apprecia- tion in market value of such stock between the grant date and the exercise date. Beginning in 1987, the granting of additional SAR's was discontinued. As of December 25, 1994, there were 250 employees holding SAR's. Compensation expense for SAR's was not material for each of the three years in the period ended December 25, 1994.

   SAR's activity was as follows:

                                         1994                             1993                             1992
                                                    GRANT DATE                        Grant Date                   Grant Date
(in thousands,                                    MARKET VALUE                      Market Value                 Market Value
except per share amounts)      SHARES                PER SHARE     Shares              Per Share   Shares           Per Share
Balance, beginning of year        221           $16.42 - 34.19        260         $16.25 - 34.19      299     $  6.17 - 34.19
 Canceled                          (8)           21.33 - 32.69        (14)         16.96 - 31.75      (24)      16.96 - 33.56
 Exercised                        (29)           16.96 - 19.00        (14)         16.25 - 19.21      (10)       6.17 - 19.21
 Expired                          (37)           17.46 - 34.19        (11)         19.06 - 30.54       (5)      22.37 - 30.54
Balance, end of year              147           $16.42 - 33.94        221         $16.42 - 34.19      260      $16.25 - 34.19
Exercisable                       147           $16.42 - 33.94        221         $16.42 - 34.19      222      $16.25 - 34.19

DEFERRED STOCK PLAN

The Company's Deferred Stock Plan provides for the award of hypothetical shares of Common Stock ("Units") to certain officers and key employees. The value of each Unit on the award date is equal to the current market value of a share of Common Stock. Benefits will be paid in cash and Common Stock as vested or, at the option of the holder, over varying periods after retirement. As of December 25, 1994, Units were held by 57 employees. The Company recognized compensation expense under the Deferred Stock Plan of $3.4 million in 1994, $2.2 million in 1993 and $.8 million in 1992.

   Deferred Stock Plan activity was as follows:

                                             1994         1993         1992
Outstanding Units, beginning of year      630,505      324,436      377,585
  Granted                                   8,000      351,500       22,400
  Accrued dividends                        16,036       17,406       10,715
  Distributed                             (73,775)     (47,416)     (57,253)
  Canceled                                (22,004)     (15,421)     (29,011)
Outstanding Units, end of year            558,762      630,505      324,436

STOCK PLANS FOR EMPLOYEES

The Company's StockPlus investment plan (formerly stock purchase plan) is available to substantially all domestic employees. As of July 1, 1994, several alternative investment funds were available, including an investment fund consisting of Common Stock (the "James River Stock Fund"). Participating employees may contribute, through periodic payroll deductions, up to 10% of their compensation. Participant contributions to the James River Stock Fund of up to 6% of compensation are matched by the Company at rates ranging from 60% to 120%. As of December 25, 1994, there were 23,000 participants in the plan, and the plan held 14 million shares of Common Stock and $34 million of other investments. Company contributions to this plan totaled $16.1 million in 1994, $16.4 million in 1993 and $17.4 million in 1992.

    In addition,the Company maintains two stock purchase plans for the benefit of certain foreign employees. As of December 25, 1994, 140,000 shares of Common Stock were held in these plans.

NOTE 14. COMMITMENTS AND CONTINGENT LIABILITIES

LEASES

The Company leases certain facilities, vehicles and equipment over varying periods. None of the agreements contain unusual renewal or purchase options. As of December 25, 1994, future minimum rental payments under noncancelable operating leases were as follows:

                                                                  Minimum
(in thousands)                                                    Rentals
  1995                                                           $ 52,022
  1996                                                             36,303
  1997                                                             28,827
  1998                                                             22,352
  1999                                                             17,959
  Later years                                                      83,367
    Total future minimum rentals                                 $240,830

Rent expense totaled $72.7 million in 1994, $57.3 million in 1993 and $58.3 million in 1992. Leases which may be considered capital leases are not material.

LITIGATION AND ENVIRONMENTAL MATTERS

The Company is a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, James River faces exposure from actual or potential claims and legal proceedings involving environmental matters. During 1994, James River was sued in Morgan County, Alabama, in a purported class action and in Bridgeport, Connecticut, by certain former holders of James River's 10-3/4% Debentures due October 1, 2018. Most of these Debentures were retired by means of a tender offer to all holders commenced on September 18, 1992. The remainder were redeemed on November 2, 1992. Merrill Lynch & Co., which acted as James River's dealer manager for the tender, is also named as a defendant in the Alabama case. In general, the complaints allege violations of a covenant prohibiting use of lower cost borrowed funds to redeem the Debentures before October 1, 1998, and of various disclosure obligations, and seek damages in excess of $50 million plus punitive damages in excesss of $500 million. James River believes that these claims are without merit and intends to defend them vigorously. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the present opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition of James River but could materially affect consolidated results of operations in a given year.

    In addition, James River has been identified as a potentially responsible party, along with others, at various U. S. Environmental Protection Agency ("EPA") designated superfund sites and is involved in remedial investigations and actions under federal and state laws. It is the Company's policy to accrue remediation costs when it is probable that such costs will be incurred and when they can be reasonably estimated. James River's accrued environmental liabilities, including remediation and landfill closure costs, totaled $37.5 million and $36.0 million as of December 25, 1994, and December 26, 1993, respectively. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. The Company believes that its share of the costs of cleanup for its current remediation sites will not have a material adverse impact on its consolidated financial position but could have a material effect on consolidated results of operations in a given year. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a potentially responsible party at additional sites in the future or that the costs associated with such additional sites would not be material.

     In December 1993, the EPA published draft rules which contain proposed regulations affecting pulp and paper industry discharges of wastewater and gaseous emissions ("cluster rules"). The final rules are likely to be issued in late 1996, with a nominal compliance date of 1999. These rules may require significant changes in the pulping and/or bleaching process presently used in some U.S. pulp mills, including several of James River's mills. The implementation of the rules could materially increase the Company's capital expenditures between 1997 and 1999.

PUT AND CALL AGREEMENTS

James River is a party to a put and call arrangement related to the 13.6% minority interest in Jamont currently owned by EuroPaper Inc. ("EuroPaper"). Pursuant to the agreement, EuroPaper may put its interest in Jamont (the "EuroPaper Shares") to James River during May 1996 and James River may call the EuroPaper Shares during August 1996, each at a fixed price of 1.04 billion French francs ($191.3 million using exchange rates in effect as of December 25, 1994). In addition, Jamont Holdings has a separate call agreement with EuroPaper under which it may call the EuroPaper Shares through April 1996 at a formula price. While it is not practicable to estimate the fair value of this put and call arrangement, as it relates to an untraded entity, management believes that a European economic recovery is currently underway and that, by the defined put exercise dates, the value of the EuroPaper Shares will not be significantly less than the put price, excluding the potential impact of currency translation losses, if any.

   James River and CRSS Capital, Inc. ("CRSS") each own 50% of the Naheola Partnership. In November 1994, James River exercised its call option for CRSS's 50% interest in the Naheola Partnership, with closing anticipated in the spring of 1995. The call price will be determined based on a formula established at the inception of the partnership. James River's exercise of its call option has terminated a put option held by CRSS. CRSS has refused to recognize the validity of the call by James River and the parties are currently in litigation over the call and the valuation of the CRSS interest in the Naheola Partnership.

NOTE 15. SEGMENT INFORMATION

The Company operates in the following industry segments: (i) the Consumer Products segment, which consists of the manufacture and marketing of towel and tissue and disposable foodservice products; (ii) the Food and Consumer Packaging segment, which manufactures folding cartons, flexible packaging and barrier packaging papers, principally for food and other consumer products; and (iii) the Communications Papers segment, which manufactures and markets uncoated business and printing papers, coated groundwood printing and publishing papers, and premium printing papers. The Company's operations are principally domestic, except the Consumer Products segment which includes Jamont's European operations. Jamont's results have been included beginning in July 1994, when it became a consolidated subsidiary.

(in thousands)                                   1994           1993           1992
Net sales:
  Consumer products:
     North America                         $2,422,723     $2,358,136     $2,404,364
     Europe                                   630,844
  Food and consumer packaging               1,609,901      1,568,454      1,565,054
  Communications papers                       929,701        901,326        917,974
  Intersegment elimination                   (175,894)      (177,721)      (159,213)
     Total net sales                       $5,417,275     $4,650,195     $4,728,179

Operating profit (loss):
  Consumer products:
    North America                            $143,412     $  111,286     $   71,048
    Europe                                      6,896
  Food and consumer packaging                  97,388        103,827         89,168
  Communications papers                       (35,820)       (58,400)       (55,028)
  Restructuring, severance and other items     (9,607)                     (117,851)
  General corporate expenses                  (55,296)       (42,690)       (49,737)
    Income (loss) from operations             146,973        114,023        (62,400)
  Interest expense                            185,624        137,594        149,087
  Other income, net                            28,900         40,235         23,387
  Income tax expense (benefit)                  4,407         18,908        (64,721)
  Minority interests                            1,199          1,898          1,304
Net loss before extraordinary item and
  accounting changes                         $(12,959)    $     (346)    $ (122,075)

Depreciation and amortization:
  Consumer products:
    North America                          $  164,799     $  174,798     $  176,541
    Europe                                     46,070
  Food and consumer packaging                  70,793         65,764         61,237
  Communications papers                       125,432        117,775        119,467
  Corporate                                     6,967          7,516          7,281
    Total depreciation and amortization    $  414,061     $  365,853     $  364,526

Capital expenditures:
  Consumer products:
    North America                          $  148,730     $  140,263     $  213,370
    Europe                                     32,411
  Food and consumer packaging                  99,156         63,742        146,748
  Communications papers                        60,017        123,286         96,698
  Corporate                                    11,342          3,774         12,865
    Total capital expenditures             $  351,656     $  331,065     $  469,681

Total assets, end of year:
  Consumer products:
    North America                          $2,230,555     $2,201,555     $2,227,238
    Europe                                  2,495,163
  Food and consumer packaging               1,079,899      1,088,977      1,071,188
  Communications papers                     1,457,408      1,511,022      1,468,649
  Corporate                                   661,303      1,049,748      1,569,261
    Total assets                           $7,924,328     $5,851,302     $6,336,336

Intersegment sales are recorded at market prices and are eliminated in consolidation. Corporate assets consist primarily of cash and cash equivalents, current deferred income taxes, investments in unconsolidated affiliates, and the net pension asset. Prior to July 1994, investments in unconsolidated affiliates included the Company's 43.2% owership interest in Jamont. During each of the three years in the period ended December 25, 1994, export sales to foreign markets from the Company's domestic operations represented less than 10% of total sales to unaffiliated customers; no single customer accounted for more than 10% of total sales in any year.

NOTE 16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                        Per Common Share

                                                        Net Income                     Net Income
                                                     (Loss) Before                  (Loss) Before
                                                     Extraordinary                  Extraordinary
                                                          Item and                       Item and
(in thousands,                               Gross      Accounting   Net Income        Accounting   Dividends        Stock Price
except per share amounts)   Net Sales       Profit         Changes       (Loss)           Changes    Declared       High      Low
December 1994: (a,b,c)
  1st Quarter              $1,105,503     $170,637       $  (7,086)   $  (7,086)          $  (.19)       $.15    $20-1/4  $18
  2nd Quarter               1,198,145      207,448          12,900       12,900               .06         .15     19       15-5/8
  3rd Quarter               1,444,773      261,819             (99)         (99)             (.18)        .15     24-3/4   17
  4th Quarter               1,668,854      325,394         (18,674)     (18,674)             (.41)        .15     24-1/2   19-7/8

December 1993:(d,e)
  1st Quarter               1,113,625      178,905         (10,130)     (10,130)             (.22)        .15     19-7/8   16-1/4
  2nd Quarter               1,198,134      214,797          13,736       13,736               .06         .15     23-3/8   18-5/8
  3rd Quarter               1,183,507      211,254           1,185        1,185              (.08)        .15     23       19-1/2
  4th Quarter               1,154,929      186,653          (5,137)      (5,137)             (.16)        .15     22       18-1/4

December 1992:(f,g,h,i)
  1st Quarter               1,136,353      187,958         (14,001)    (287,843)             (.25)        .15     23-3/8   19-1/8
  2nd Quarter               1,236,625      233,453          10,299       10,299               .06         .15     22-5/8   20
  3rd Quarter               1,213,523      201,331           3,025        3,025              (.04)        .15     21-7/8   18
  4th Quarter               1,141,678      128,723        (121,398)    (152,821)            (1.59)        .15     19-1/4   17

(a) Jamont is currently accounted for on a one-month lag and has been included as a consolidated subsidiary for five months of 1994.

(b) During the second quarter of 1994, James River received $9.0 million of interest income ($5.4 million after taxes, or $.07 per share) on income tax refunds.

(c) During the fourth quarter of 1994, James River recorded nonrecurring pretax charges of $24.2 million ($16.2 million net of tax benefits, or $.20 per share) for severance costs, asset write-offs, and litigation and environmental accruals, partially offset by the reversal of remaining 1992 restructuring program reserves.

(d) During the second quarter of 1993, James River received $8.9 million of interest income ($5.4 million after taxes, or $.07 per share) on income tax refunds. Also during the second quarter, the Company recorded a pretax impairment loss of $2.2 million ($1.3 million net of tax benefits, or $.02 per share) related to the write-off of an investment.

(e) During the third quarter of 1993, James River recorded a charge of $11 million, or $.13 per share, to increase its deferred tax liability as of the beginning of the year for the effect of the 1% increase in the statutory federal income tax rate. Also during the third quarter, the Company received an additional $5.4 million of interest income ($3.3 million after taxes, or $.04 per share) on income tax refunds.

(f) Effective as of the beginning of 1992, James River adopted SFAS 109. This change in accounting principle decreased the net loss for the first quarter by $35.9 million ($.44 per share).

(g) During the fourth quarter of 1992, James River adopted SFAS 106, retroactive to the beginning of 1992. The Company recorded a charge of $499.3 million ($309.8 million net of tax benefits, or $3.79 per share) in the first quarter for the cumulative effect of this change in accounting principle. Results for the first three quarters of 1992 were restated for the effect of this change.

(h) During the first quarter of 1992, James River accrued $13 million of pretax charges ($8.7 million net of tax benefits, or $.11 per share) for the refinement of estimates of restructuring costs and environmental and litigation costs. During the fourth quarter of 1992, the Company accrued $18 million of pretax charges ($11 million net of tax benefits, or $.14 per share) including accruals for landfill closure costs and certain environmental liabilities associated with divested operations.

(i) During the fourth quarter of 1992, the Company recorded an extraordinary loss of $50.6 million ($31.4 million net of tax benefits, or $.38 per share) on the early extinguishment of $567 million principal amount of notes and debentures. Also during the fourth quarter, the Company recorded a pretax restructuring charge of $111.7 million ($71.4 million net of tax benefits, or $.87 per share) to cover costs associated with a productivity enhancement program.

REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Shareholders of James River Corporation of Virginia:

    We have audited the accompanying consolidated balance sheets of James River Corporation of Virginia and Subsidiaries as of December 25, 1994, and December 26, 1993, and the related consolidated statements of operations, cash flows, and changes in capital accounts for each of the three fiscal years in the period ended December 25, 1994. These financial statements are the responsibility of the management of James River Corporation of Virginia. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James River Corporation of Virginia and Subsidiaries as of December 25, 1994, and December 26, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 25, 1994, in conformity with generally accepted accounting principles.

   As discussed in Notes 4 and 6 to the consolidated financial statements, effective as of the beginning of 1992, the company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 and its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards
No. 106.

COOPERS & LYBRAND L.L.P.

Richmond, Virginia
January 25, 1995




SELECTED FINANCIAL DATA-OPERATIONS (a)

                                                   DECEMBER      December      December       December      December         April
(in thousands, except per share amounts)               1994          1993          1992           1991       1990(b)          1990
OPERATIONS
 Net sales                                       $5,417,275    $4,650,195    $4,728,179     $4,561,726    $3,391,481    $5,949,987
 Cost of goods sold                               4,451,977     3,858,586     3,976,714      3,551,875     2,564,024     4,664,351
 Selling and administrative expenses                808,718       677,586       702,145        765,871       499,922       825,837
 Restructuring, severance and other items             9,607                     111,720                      199,976
  Income (loss) from operations                     146,973       114,023       (62,400)       243,980       127,559       459,799
 Interest expense                                   185,624       137,594       149,087        138,004       104,207       182,155
 Other income, net                                   28,900        40,235        23,387         26,969        28,263        94,549
  Income (loss) before income taxes,
   minority interests, extraordinary
   items and accounting changes                      (9,751)       16,664      (188,100)       132,945        51,615       372,193
 Income tax expense (benefit)                         4,407        18,908       (64,721)        54,464        41,809       146,243
  Net income (loss) before minority interests,
   extraordinary items and accounting changes       (14,158)       (2,244)     (123,379)        78,481         9,806       225,950
 Minority interests                                   1,199         1,898         1,304           (190)         (128)       (4,386)
  Net income (loss) before extraordinary items
   and accounting changes                           (12,959)         (346)     (122,075)        78,291         9,678       221,564
 Extraordinary items and accounting changes,
  net of income tax benefits                                                   (305,265)
  Net income (loss)                              $  (12,959)   $     (346)   $ (427,340)    $   78,291    $    9,678    $  221,564
 Interest on convertible notes, net of income
  taxes
 Preferred dividend requirements                    (45,839)      (32,822)      (26,494)       (24,613)      (16,578)      (21,589)
  Net income (loss) applicable to common shares  $  (58,798)   $  (33,168)   $ (453,834)    $   53,678    $   (6,900)   $  199,975
OTHER DATA
 Per common share (fully diluted):
  Net income (loss) before extraordinary items
   and accounting changes                        $     (.72)   $     (.40)   $    (1.82)    $      .66    $     (.08)   $     2.45
  Extraordinary items and accounting changes                                      (3.73)
  Net income (loss)                              $     (.72)   $     (.40)   $    (5.55)    $      .66    $     (.08)   $     2.45
  Annual rate of dividends declared per share    $      .60    $      .60    $      .60     $      .60    $      .60    $      .60
 Weighted average number of common shares
  and equivalents (fully diluted)                    81,671        81,609        81,756         81,871        81,783        81,702
 Common shares outstanding at year end               81,695        81,628        81,578         81,504        81,295        81,181
 Cash dividend payout ratio                           +100%         +100%         +100%          88.6%         +100%         34.4%
 Ratio of earnings to interest                           .9           1.1            .5            1.6           2.8           2.6
 Effective income tax rate                            45.2%         47.6%       (34.4)%          41.0%         81.0%         39.3%


                                                      April         April         April          April         April         April
(in thousands, except per share amounts)               1989          1988          1987           1986          1985          1984
OPERATIONS
 Net sales                                       $5,871,773    $5,097,978    $4,479,001     $2,606,950    $2,492,009    $2,301,076
 Cost of goods sold                               4,508,603     3,918,701     3,404,032      1,964,910     1,895,647     1,728,243
 Selling and administrative expenses                798,398       751,556       667,106        456,772       385,816       355,620
 Restructuring, severance and other items
  Income (loss) from operations                     564,772       427,721       407,863        185,268       210,546       217,213
 Interest expense                                   161,535       115,527       111,564         44,281        52,310        55,796
 Other income, net                                   38,043        65,324        59,982          9,057        12,687        11,652
  Income (loss) before income taxes,
   minority interests, extraordinary
   items and accounting changes                     441,280       377,518       356,281        150,044       170,923       173,069
 Income tax expense (benefit)                       182,310       168,508       186,417         54,756        69,572        72,592
  Net income (loss) before minority interests,
   extraordinary items and accounting changes       258,970       209,010       169,864         95,288       101,351       100,477
 Minority interests                                  (3,905)                                                                (2,482)
  Net income (loss) before extraordinary items
   and accounting changes                           255,065       209,010       169,864         95,288       101,351        97,995
 Extraordinary items and accounting changes,
  net of income tax benefits
  Net income (loss)                              $  255,065    $  209,010    $  169,864     $   95,288    $  101,351    $   97,995
 Interest on convertible notes, net of income
  taxes                                                                                          1,498         5,381         7,659
 Preferred dividend requirements                    (21,418)      (15,230)       (4,000)        (7,577)       (9,082)       (7,664)
  Net income (loss) applicable to common shares  $  233,647    $  193,780    $  165,864     $   89,209    $   97,650    $   97,990
OTHER DATA
 Per common share (fully diluted):
  Net income (loss) before extraordinary items
   and accounting changes                        $     2.87    $      2.36   $     2.03     $     1.73    $     1.93    $     1.97
  Extraordinary items and accounting changes
  Net income (loss)                              $     2.87    $      2.36         2.03     $     1.73    $     1.93    $     1.97
  Annual rate of dividends declared per share    $      .48    $       .40          .40     $      .37    $      .37    $      .27
 Weighted average number of common shares
  and equivalents (fully diluted)                    81,471         82,272       81,838         51,525        50,579        49,695
 Common shares outstanding at year end               81,060         81,193       82,354         51,672        43,575        39,729
 Cash dividend payout ratio                           23.5%          22.5%        21.4%          27.2%         18.2%         13.6%
  Ratio of earnings to interest                         3.1            3.6          3.6            3.2           3.6           3.7
 Effective income tax rate                            41.3%          44.6%        52.3%          36.5%         40.7%         41.9%

(a) Adjusted for three-for-two common stock splits on June 23, 1986, and June 20, 1983.

(b) Represents the 35-week transition period resulting from the change in fiscal year.

CASH DIVIDEND PAYOUT RATIO:

   The sum of common and preferred stock cash dividends declared, divided by net income (loss).

RATIO OF EARNINGS TO INTEREST:

  Income (loss) before restructuring charges, extraordinary items, the cumulative effect of accounting changes, interest expense and income taxes, divided by total interest cost. Total interest cost is interest expense, plus capitalized interest, plus interest charged to the accrued restructuring liability, as applicable.

EFFECTIVE INCOME TAX RATE:

  Income tax expense (benefit) before the cumulative effect of changes in statutory income tax rates, divided by income (loss) before income taxes, minority interests, extraordinary items and the cumulative effect of accounting changes.



SELECTED FINANCIAL DATA-FINANCIAL POSITION, END OF YEAR(a)

                                                   DECEMBER      December       December      December       December         April
(in thousands, except per share amounts)               1994          1993           1992          1991        1990(b)          1990

FINANCIAL POSITION,END OF YEAR
 Cash and cash equivalents                       $   59,296    $   23,620    $   375,492    $   85,084     $   31,923    $   75,580
 Accounts receivable                                913,501       422,894        414,773       389,633        394,804       544,020
 Inventories                                        844,111       666,464        686,704       631,608        673,924       783,072
 Other current assets                               158,622       169,345        220,197       426,970        810,050        51,695
  Total current assets                            1,975,530     1,282,323      1,697,166     1,533,295      1,910,701     1,454,367
 Property, plant and equipment, net               4,679,899     3,571,492      3,502,809     2,933,098      2,843,402     3,491,938
 Investments in affiliates                          125,097       519,448        587,756       619,692        600,874       494,957
 Other assets                                       367,770       324,724        390,576       368,071        205,383       175,254
 Goodwill                                           776,032       153,315        158,029       172,438        181,041       201,879
  Total assets                                   $7,924,328    $5,851,302    $ 6,336,336    $5,626,594     $5,741,401    $5,818,395
 Accounts payable and accrued liabilities        $1,110,740    $  616,192    $   604,767    $  481,872     $  501,393    $  631,331
 Current portion of long-term debt                  221,367        97,287        212,734       130,949         86,145       156,086
 Other current liabilities                          236,779        67,597        110,716        92,670        201,225        24,384
  Total current liabilities                       1,568,886       781,076        928,217       705,491        788,763       811,801
 Long-term debt                                   2,667,960     1,942,836      2,153,868     1,758,125      1,801,926     1,771,185
 Other long-term liabilities                        776,138       721,779        695,195       111,123        139,796       120,828
 Deferred income taxes                              594,793       430,421        435,202       474,125        441,558       537,826
 Minority interests                                 154,930         7,009         10,192         2,344          2,285        18,788
 Preferred stock                                    740,303       454,108        454,348       354,588        354,828       355,008
 Common shareholders' equity                      1,421,318     1,514,073      1,659,314     2,220,798      2,212,245     2,202,959
  Total liabilities and shareholders' equity     $7,924,328    $5,851,302    $ 6,336,336    $5,626,594     $5,741,401    $5,818,395
 Working capital                                 $  406,644    $  501,247    $   768,949    $  827,804     $1,121,938    $  642,566
OTHER DATA
 Capital expenditures (excluding acquisitions)      351,656       331,065        469,681       467,474        272,144       574,599
 Depreciation expense                               398,422       358,431        356,448       291,601        198,066       300,907
 Per common share:
   Market Price: High                            $    24.75    $    23.38    $     23.38    $    29.25     $    27.12    $    34.38
                 Low                                  15.63         16.25          17.00         17.00          18.50         22.75
                 Year-end                             21.00         18.50          18.00         19.88          26.38         22.88
   Book value                                         17.40         18.55          20.34         27.25          27.21         27.14
 Return on average capital employed                    3.1%          2.9%           1.4%          6.0%          11.1%         10.8%
 Return on average common equity                     (4.0)%        (2.1)%         (3.6)%          2.4%           8.8%          9.4%
 Ratio of long-term debt to total capitalization      53.5%         49.6%          50.4%         40.6%          41.2%         40.7%
 Current ratio                                         1.26          1.64           1.83          2.17           2.42          1.79


                                                      April         April          April         April          April         April
(in thousands, except per share amounts)               1989          1988           1987          1986           1985          1984

FINANCIAL POSITION,END OF YEAR
 Cash and cash equivalents                       $   24,424    $   42,636    $   116,764    $   36,125    $    32,090    $   24,978
 Accounts receivable                                567,072       532,922        439,784       248,445        235,901       212,319
 Inventories                                        799,434       802,047        713,690       395,955        401,702       379,817
 Other current assets                                65,207        66,309         72,876        63,237         72,029        18,183
  Total current assets                            1,456,137     1,443,914      1,343,114       743,762        741,722       635,297
 Property, plant and equipment, net               3,385,977     2,935,738      2,529,563     1,205,792        984,017       811,599
 Investments in affiliates                          376,657       269,333
 Other assets                                       114,121       132,112         97,083        22,672         15,151        12,973
 Goodwill                                           225,241       224,620        240,712
  Total assets                                   $5,558,133    $5,005,717    $ 4,210,472    $1,972,226     $1,740,890    $1,459,869
 Accounts payable and accrued liabilities        $  605,781    $  618,591    $   546,548    $  269,215     $  257,649    $  270,255
 Current portion of long-term debt                  102,640        81,413         69,438        10,064          9,098         5,720
 Other current liabilities                           26,164        30,110         15,301        23,722         26,116         8,174
  Total current liabilities                         734,585       730,114        631,287       303,001        292,863       284,149
 Long-term debt                                   1,918,288     1,622,990      1,280,428       646,498        563,132       442,917
 Other long-term liabilities                         84,166        95,588        172,589        69,044         56,955        69,681
 Deferred income taxes                              460,693       366,785        266,147       197,941        144,879        89,229
 Minority interests                                  12,171         7,845          5,925         2,659          4,397         3,119
 Preferred stock                                    302,440       304,918        106,898         8,879         96,838       104,082
 Common shareholders' equity                      2,045,790     1,877,477      1,747,198       744,204        581,826       466,692
  Total liabilities and shareholders' equity     $5,558,133    $5,005,717    $ 4,210,472    $1,972,226     $1,740,890    $1,459,869
 Working capital                                 $  721,552    $  713,800    $   711,827    $  440,761     $  448,859    $  351,148
OTHER DATA
 Capital expenditures (excluding acquisitions)      684,613       623,079        508,973       281,058        218,221       132,988
 Depreciation expense                               245,549       201,960        162,606        81,739         66,432        53,064
 Per common share:
   Market Price: High                            $    30.75    $    39.00    $     43.75    $    31.12     $    23.00    $    28.12
                 Low                                  21.12         18.50          22.00         17.12          15.63         18.12
                 Year-end                             28.50         24.63          36.00         30.75          17.33         19.50
   Book value                                         25.24         23.12          21.22         14.40          13.35         11.63
 Return on average capital employed                   12.8%         12.2%          17.4%         12.2%          16.7%         21.1%
 Return on average common equity                      11.9%         10.7%          10.0%         13.2%          17.7%         22.4%
 Ratio of long-term debt to total capitalization      44.8%         42.6%          40.8%         46.1%          45.2%         43.6%
 Current ratio                                         1.98          1.98           2.13          2.45           2.53          2.24

(a) Adjusted for three-for-two common stock splits on June 23, 1986, and June 20, 1983.

(b) Represents the 35-week transition period resulting from the change in fiscal year.

BOOK VALUE PER COMMON SHARE:

 Common shareholders' equity less unrecognized accretion or unamortized discount on preferred stock, divided by outstanding shares of common stock.

RETURN ON AVERAGE CAPITAL EMPLOYED:

 Income (loss) before restructuring charges, extraordinary items, the cumulative effect of accounting changes, interest expense and income taxes, divided by average capital employed. Capital employed is calculated as total assets, excluding assets held for sale, minus non-interest bearing current liabilities.

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

RATIO OF LONG-TERM DEBT TO TOTAL CAPITALIZATION:

 Long-term debt divided by the sum of long-term debt, minority interests, preferred stock and common shareholders' equity.

CURRENT RATIO:

 Total current assets divided by total current liabilities.




 Exhibit 13 - Appendix A

Operating Income - Consumer Products bar chart as defined by the following data points:

(in millions)                            1992     1993     1994
North America:
lst Quarter                             $15.3    $23.2    $28.3
2nd Quarter                              30.8     33.9     47.0
3rd Quarter                              32.8     33.6     44.0
4th Quarter                              (7.8)    20.6     24.1

Europe:
3rd Quarter                                                $0.5
4th Quarter                                                 6.4


Operating Income - Food and Consumer Packaging bar chart as defined by the following data points:

(in millions)                            1992     1993     1994
1st Quarter                             $31.8    $23.3    $26.6
2nd Quarter                              33.7     29.7     34.3
3rd Quarter                              16.9     22.3     16.5
4th Quarter                               6.7     28.5     20.0


Operating Income - Communications Papers bar chart as defined by the following data points:

(in millions)                            1992     1993     1994
1st Quarter                            $(15.4)  $(20.3)  $(25.1)
2nd Quarter                              (6.4)   (12.3)   (26.5)
3rd Quarter                              (6.3)    (6.4)    (4.1)
4th Quarter                             (26.9)   (19.4)    19.9



Capital Expenditures and Cash Flow from Operations bar chart as defined the following data points:


(in millions)                       1990     1991    1992   1993    1994
Capital expenditures                $457     $468    $470   $331    $352
Cash - flow from operations          431      289     313    441     411


Total Capitalization bar chart as defined by the following data points:

(in billions)                       1990     1991    1992    1993   1994
Total debt                         $1.89    $1.89   $2.37   $2.04  $3.11
Minority interests                   .00      .00     .01     .01    .15
Total preferred stock                .36      .35     .45     .45    .74
Common sharehalders' equity         2.21     2.22    1.66    1.51   1.42

Annual Rate of Cash Dividends Per Common Share bar chart as defined by the following data points:

(in dollars)                        1990     1991    1992    1993   1994
Annual rate of cash dividends       $.60     $.60    $.60    $.60   $.60

Total Assets bar chart as defined by the following data points:

(in billions)                       1990     1991    1992    1993   1994
Current assets                     $1.91    $1.53   $1.70   $1.28  $1.98
Net fixed and other assets          3.83     4.09    4.64    4.57   5.95