Form 10-K, Exhibit 13
period 1995-12-31
JAMES RIVER CORP OF VIRGINIA
filed 1996-03-29
CIK 53117

Exhibit 13

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations--1995 Compared to 1994

Overview

James River's 1995 consolidated net sales increased 25% to $6,800 million compared with $5,417 million in 1994. The change in results was impacted by (i) the effect of the inclusion of Jamont N.V.'s ("Jamont") sales for a full year in 1995, (ii) the spin-off to shareholders of a portion of the company in August 1995, and (iii) the impact of higher pricing for many of James River's products. Income from operations totaled $423 million in 1995, a nearly three-fold improvement over the $147 million reported in 1994. The company reported net income of $126 million, or $.81 per share, in 1995, versus a net loss of $13 million, or $(.72) per share, in 1994.

The 1995 results included $32 million, net of taxes and minority interests, primarily for severance and related costs and $6 million, net of minority interests, for the cumulative effect of an increase in the French income tax rate. Non-recurring items reported in 1994 included $16 million, net of taxes, for severance, litigation and environmental costs and after-tax income of $5 million for interest income on tax refunds. Excluding non-recurring items, net income was $165 million, or $1.26 per share, in 1995 compared to a net loss of $2 million, or $(.59) per share, in 1994.

Financial information on the company's business segments, presented in Note 16 of Notes to Consolidated Financial Information, should be read in conjunction herewith.

Transactions Effecting Comparability

In July 1994, James River increased its ownership interest in Jamont (the company's European Consumer Products Business) from 43.2% to 86.4% for a purchase price of approximately $575 million. Jamont was included in James River's consolidated results for all of 1995, compared to only five months in 1994. Approximately $815 million of the increase in net sales and $35 million of the increase in operating profits between 1994 and 1995 was attributable to the inclusion of a full year of Jamont in 1995. In addition, interest expense and preferred dividend requirements increased by approximately $39 million and $13 million, respectively, due to this purchase.

As of August 25, 1995, James River completed the spin-off of Crown Vantage Inc. ("Crown Vantage") to the company's common shareholders. Crown Vantage included a large part of what was formerly James River's Communications Papers Business, as well as the specialty paper-based portion of the Packaging Business. In connection with the spin-off, James River received approximately $480 million in cash and pay-in-kind notes valued at $85 million, which, depending on market conditions, may be remarketed. The results of the facilities spun off to Crown Vantage were included in James River's consolidated results for the first eight months of 1995. On a pro forma basis, assuming the spin-off had occurred as of the beginning of the year, 1995 net sales would have been reduced by $637 million, operating profits by $52 million and net income by $14 million, or $.17 per share.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Pro Forma Segment Data

The pro forma information presented in the section "Supplemental Pro Forma Financial Information" on page 60 herein should be read in conjunction herewith. The following pro forma information is presented as if Jamont was included and Crown Vantage was excluded from 1994 and 1995 results.


                                                                          % Change   % of 1995
Pro Forma Net Sales (Dollars in millions):              1995      1994    vs. 1994  Consolidated
Consumer:
  North America                                       $2,697.1  $2,431.4    10.9%      43.8%
  Europe                                               1,654.7   1,446.0    14.4       26.8
Packaging                                              1,418.5   1,333.4     6.4       23.0
Communications Papers                                    592.9     411.4    44.1        9.6
Eliminations                                            (200.4)   (172.5)              (3.2)
  Consolidated                                        $6,162.8  $5,449.7    13.1%     100.0%


                                                                          % Change    % of 1995
Pro Forma Operating Profit (Dollars in millions):       1995      1994    vs. 1994   Consolidated
Consumer:
  North America                                       $  237.1  $  145.1    63.4%      63.9%
  Europe                                                  45.9      42.1     9.0       12.4
Packaging                                                 65.4      84.4   (22.5)      17.6
Communications Papers                                    126.7     (21.8)    NM        34.2
Other                                                   (104.2)    (56.9)             (28.1)
  Consolidated                                        $  370.9  $  192.9    92.3%     100.0%


Consumer Products Business--North America

Reported net sales for the North American Consumer Products Business increased by 11%, to $2,689 million in 1995 from $2,423 million in 1994. Net sales of retail products increased by 7% over the prior year, principally due to higher net selling prices. For the first nine months of 1995, retail product volumes averaged approximately 2.5% higher than the prior year; however, fourth quarter retail volumes were significantly below the prior year's due to reduced promotional spending in the quarter. Net sales of commercial products increased by 11% over the prior year, reflecting significantly higher selling prices, partially offset by lower volumes. Price increases were implemented in commercial markets several times during the first half of 1995, following a sharp escalation in wastepaper costs. Commercial product volumes declined by approximately 8% compared to 1994 levels, resulting from a combination of the company's decision to reduce its product line offerings and more competitive pricing conditions experienced in the second half of 1995. Net sales of warehouse club products increased by 15% reflecting both higher volumes and higher average selling prices.

    Operating profits for the North American Consumer Products Business increased to $235 million in 1995 from $143 million in 1994, while operating margins improved to 8.7% from 5.9%. The improved profitability was driven by cost reduction initiatives combined with pricing gains which outpaced raw material cost increases. This business has integrated pulping and deinking capabilities to meet its virgin and recycled pulp needs. In addition, following the spin-off of Crown Vantage, this business became a net seller of approximately 200,000 tons per year of market pulp.

   The company currently plans to increase its spending on advertising and market-related costs supporting its consumer branded products in 1996. Increased spending will be made on a discretionary basis, based on market conditions, and will be funded with a portion of the savings expected to be realized from the company's cost reduction initiatives.

Consumer Products Business--Europe

Reported 1995 net sales for the European Consumer Products Business were up sharply due to the inclusion of Jamont in consolidated results for all of 1995, versus only five months in 1994. On a pro forma basis, reflecting a full year of results in both 1994 and 1995, sales increased by 14%, from $1,446 million in 1994 to $1,655 million in 1995. Increased pro forma sales were driven by a combination of price increases, implemented to recover sharply higher raw material costs, and mix improvements, partially offset by lower shipments. Similar to most of its European competitors, Jamont is not an integrated tissue producer. Approximately two-thirds of Jamont's pulp requirements are met with purchased market pulp (some of which is purchased from James River's domestic business), while the remaining one-third is provided by its deinking pulp facilities. Market pulp and wastepaper cost increases during 1994 and 1995 outpaced tissue price increases, resulting in a contraction in Jamont's margin. In addition, Jamont experienced a decline in volumes in response to its aggressive program to increase pricing. The negative impact of these items was largely offset by cost reduction program benefits, as Jamont reduced its work force by approximately 10% during 1995. On a pro forma basis, operating profits improved slightly from $42 million in 1994 to $46 million in 1995.

   Beginning in late 1995, market pulp costs began to fall dramatically. Since European tissue industry utilization rates are relatively low, falling raw material costs will likely put downward pressure on Jamont's tissue prices in 1996; however, margins should still improve if price reductions lag raw material cost reductions.

Packaging Business

Reported net sales for the Packaging Business were relatively level, at $1,620 million in 1995 compared to $1,610 million in 1994. On a pro forma basis, excluding the specialty packaging papers facilities spun off to Crown Vantage, net sales increased by 6%, from $1,333 million in 1994 to $1,419 million in 1995. Net sales increases reflected higher average prices for most products, on relatively level shipments. Price increases were implemented in all major product categories, including folding cartons, paperboard and flexible packaging, in an effort to pass through the cost escalation in major raw material inputs, such as wastepaper, plastic resins, and paperboard, experienced in the first half of 1995. Operating profits declined from $97 million in 1994 to $61 million in 1995. On a pro forma basis, excluding the spun off facilities, the decline in profitability was less sharp, falling from $84 million in 1994 to $65 million in 1995. While the spun off operations contributed approximately $13 million to 1994 profits, they generated an operating loss during the eight months they were included in 1995 results, due to unrecovered escalating pulp costs. Flexible packaging 1995 results were also below 1994 levels, and were negatively affected by unrecovered raw material cost increases, competitive markets caused in part by new industry capacity and higher manufacturing costs.

Communications Papers Business

Net sales for the Communications Papers Business increased to $1,039 million in 1995 from $930 million in 1994, despite the exclusion of the facilities spun off to Crown Vantage during the last four months of 1995. On a pro forma basis, assuming the spin-off had occurred at the beginning of 1994, net sales would have totaled $593 million in 1995 versus $411 million in 1994.

   Selling prices for uncoated free sheet papers increased sharply during the first nine months of 1995, before falling slightly in the fourth quarter. Average selling prices for the retained uncoated free sheet operations increased from $600 per ton in 1994 to $970 per ton in 1995. During the first half of 1995, shipments for the retained uncoated free sheet operations were comparable to the prior year. However, shipments fell approximately 20% during the second half of the year due to major customer inventory corrections and weaker economic growth, causing James River to curtail production by 28,000 tons in the fourth quarter. Market conditions are expected to soften further in the first half of 1996.

   Average selling prices for uncoated groundwood papers increased from $445 per ton in 1994 to $675 per ton in 1995, while shipments were comparable with those of the prior year. Market conditions in

Management's Discussion and Analysis of
Financial Condition and Results of Operations

uncoated groundwood papers remained favorable throughout 1995 but are expected to weaken somewhat in the first half of 1996.

   Reported operating results improved from a loss of $36 million in 1994 to a profit of $191 million in 1995. On a pro forma basis, excluding facilities spun off to Crown Vantage, this business had an operating loss of $22 million in 1994 compared to a profit of $127 million in 1995. The improved profitability was driven principally by significantly higher pricing, partially offset by higher raw material costs.

   Following the spin-off of Crown Vantage, all of the company's communications papers operations are located in the Pacific Northwest. James River does not own a material amount of timberlands in this region and therefore relies on purchased wood chips to supply its integrated virgin pulp operations. Northwestern wood chip costs, which have been higher than in other regions because of environmental restrictions on timber harvesting, increased sharply during the first nine months of 1995, before stabilizing in the fourth quarter. These costs are expected to decline somewhat in early 1996 as supply constraints are eased due to softening conditions in pulp and paper markets.

Other Income and Expense Items

General corporate expenses increased to $58 million in 1995 from $55 million in 1994. Corporate expenses for 1994 included $11 million of non-recurring litigation and environmental costs, while 1995 expenses included more than $10 million of costs for systems redesign efforts related to cost reduction initiatives. General corporate expenses are expected to trend higher in 1996, principally due to additional costs to be incurred in installing new integrated management information systems.

   Income from operations included a separately reported charge for severance and related costs of $52 million in 1995, compared to $10 million in 1994. These charges, which are more fully described in Note 3 of Notes to Consolidated Financial Statements, principally related to work force reductions associated with the company's cost reduction programs. Additional severance and related costs are anticipated in 1996, associated with company-wide plans for further work force reductions.

   Interest expense increased by $41 million, from $185 million in 1994 to $226 million in 1995. The majority of the increase was due to the full year's impact of the Jamont consolidation, partially offset by the debt reduction following the Crown Vantage spin-off. On a pro forma basis, assuming the consolidation of Jamont and the spin-off of Crown Vantage had occurred at the beginning of 1994, interest expense would have increased from $199 million in 1994 to $204 million in 1995, due to higher average short-term interest rates.

   Other income increased to $40 million in 1995, from $29 million in 1994. Substantially all of the increase was attributable to higher equity earnings of unconsolidated affiliates, principally from the improved performance of Aracruz Celulose S.A. ("Aracruz"). Results for Aracruz, the world's largest producer of eucalyptus market pulp, followed the sharp upturn in worldwide market pulp prices in 1995. Other income will likely be lower in 1996, following the late 1995 downturn in the pulp market.

   In 1995, the company reported total income tax expense of $109 million, including the charge resulting from the French income tax rate increase. Excluding this charge, the effective tax rate was 43%. This differed from the combined federal and state statutory rate primarily because of the relative size of nondeductible goodwill amortization expense and certain foreign pretax losses for which no tax benefit was currently available. At 45.2%, the 1994 effective tax rate was slightly higher than the 1995 rate, principally because of the smaller absolute pretax results.

Liquidity and Capital Resources

Operating Activities

Cash provided by operations increased to $609 million in 1995, nearly 50% higher than the $411 million provided in 1994. Free cash flow (cash provided by operations, less cash used for investing activities and dividends) increased to $57 million in 1995, from $2 million in 1994, excluding the net cash paid for Jamont.

Investing Activities

Net cash used for investing activities during 1995 of $432 million included capital spending of $441 million, cash paid for the Benchmark Holdings Inc. cutlery business acquisition of $53 million and proceeds from asset sales and other items of $62 million. During 1994, net cash used for investing activities was $859 million and included capital spending of $352 million, cash paid for Jamont (net of cash acquired) of $538 million and proceeds from assets sales and other items of $31 million.

   Capital expenditures increased by $89 million compared to 1994. On a consistent basis, including Jamont and excluding Crown Vantage operations from both years, spending was approximately $410 million in 1995 compared to $350 million in 1994. The company currently expects 1996 capital spending to total between $400 million and $450 million. Contractual capital commitments as of December 31, 1995, were not material.

Financing Activities

Total indebtedness decreased by $566 million, from $3,114 million as of December 25, 1994, to $2,548 million as of December 31, 1995, principally from the use of the $480 million of proceeds from the Crown Vantage spin-off to pay down a combination of floating rate notes, money market notes and commercial paper. During 1995, new borrowings totaled $9 million, debt payments totaled $608 million and debt spun-off to Crown Vantage totaled $25 million. In addition, changes in foreign currency translation rates increased debt denominated in foreign currencies by $58 million.

   As of December 31, 1995, James River and its subsidiaries had domestic and foreign revolving credit facilities providing for unsecured borrowings of up to $1,516 million, of which $1,203 million expire in 1999 and the balance expire between 1996 and 1998. The company also had domestic and foreign commercial paper programs, supported by the revolving credit facilities, providing for issuances of up to $674 million. In addition, James River had agreements with several banks under which it may borrow funds on an uncommitted basis at below-prime rates. On December 31, 1995, the company had outstanding borrowings of $923 million that were supported by the revolving credit facilities, including $498 million outstanding under such facilities, $120 million of commercial paper and $305 million of money market notes.

   Total outstanding debt of $2,548 million on December 31, 1995, included approximately $1,522 million of fixed rate and $1,026 million of floating rate obligations. As of December 31, 1995, the company also had outstanding interest rate swap agreements that effectively converted $1,286 million of fixed rate debt and other financial obligations to variable rate obligations. The effect of the swaps was an increase in interest expense of approximately $8 million in 1995 and $4 million in 1994. These contracts expire between September 1998 and January 1999. However, portions of these swap agreements may be unwound before their expiration dates, depending on the amount of proceeds realized from planned asset divestitures which are used to pay down debt. As of December 31, 1995, the interest rate swaps had a fair value of $(3) million. Additional information on the interest rate swaps is provided in Note 11 of Notes to Consolidated Financial Statements. As of the end of 1995, James River's weighted-average interest rate was 7.38% (including the impact of the interest rate swaps), compared to 7.74% as of the end of 1994.

   The company's ratio of total debt to total capitalization decreased to 51.3% as of the end of 1995, from 57.4% as of the end of 1994, resulting from the decrease in debt levels. The company defines total capitalization as the sum of current and long-term debt, preferred and common equity and minority interests.

   The company's most restrictive debt covenants contain limitations on borrowings and require the maintenance of a minimum amount of net worth. As of December 31, 1995, under the most restrictive provisions of the company's debt agreements, the company had additional borrowing capacity in excess of $960 million and net worth in excess of the minimum requirement of approximately $490 million.

   As of December 31, 1995, the company had registered for sale up to $600 million of debt securities under a shelf registration with the Securities and Exchange Commission.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

   As of December 31, 1995, the company's debt ratings were investment grade and were as follows:


                                        Senior   Preferred   Commercial
                                          Debt       Stock        Paper

Moody's Investors Services               Baa3         ba2       Prime-3
Standard & Poor's                         BBB-         BB+          A-3


   As of the end of 1995, the company had outstanding foreign currency contracts totaling $470 million, which were designated as a hedge of a portion of the investment in Jamont. These contracts are principally denominated in French francs, British pounds, Belgian francs and Spanish pesetas and expire on September 1, 1998. Dependent upon favorable exchange rate conditions, the company may reduce its foreign currency contracts to $330 million. In addition, Jamont had $81 million in notional amount of hedges on foreign currency transactions as of the end of 1995.

Announced Divestitures

In December 1995, James River announced it was proceeding with plans for the sales of its Flexible Packaging and CZ Inks divisions, which are part of the Packaging Business. The company expects the sales will be completed in the first half of 1996, and that proceeds will be used to reduce long-term debt. These divisions had combined sales of approximately $540 million in 1995. The Flexible Packaging division is one of the three largest U.S. producers of flexible packaging. As these divisions generated a net operating loss in 1995, the company expects their sale will be accretive to 1996 earnings.

   The company's goal for 1996 is to generate funds totaling at least $500 million from divestitures, to be used for further debt reduction.

Contractual Labor Agreements

James River currently employs approximately 27,000 people, including 18,800 hourly employees and 8,200 salaried employees. The majority of hourly employees are members of unions. During 1995, union contracts covering approximately 3,800 domestic employees were renegotiated. Contracts covering approximately 2,000 domestic and Canadian employees are scheduled for renegotiation in 1996.

Put and Call Agreement

James River is a party to a put and call agreement with EuroPaper Inc. ("EuroPaper"), which owns the remaining 13.6% interest in Jamont. EuroPaper may put its interest in Jamont to James River in May 1996, and James River may call these shares in August 1996, each for settlement in September 1996 at a fixed price of 1.04 billion French francs (equivalent to $212 million as of December 31, 1995). If the put is exercised, management believes that, given Jamont's current rate of profitability, it will result in modest near-term earnings dilution.

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

   James River has made and will continue to make substantial capital investments and operating expenditures, as well as production adjustments, to comply with increasingly stringent standards for air, water, and solid and hazardous waste regulations. During 1995, capital expenditures totaling approximately $51 million were made by James River for pollution control facilities and equipment.

   In December 1993, the U.S. Environmental Protection Agency ("EPA") published draft rules, generally referred to as the "Cluster Rules," regulating wastewater and gaseous emissions from pulp and paper mills. The final rules are expected to be issued in the fall of 1996, with a nominal compliance date of 1999. These rules are likely to require changes in the pulping and bleaching process presently used in some U.S. pulp mills, including several of James River's mills. Based on its evaluation of the rules as they are currently expected to be issued, the company believes that capital expenditures of less than $100 million may be required to bring James River's facilities into compliance. This amount is lower than the company's original spending estimate of at least $300 million because of expected changes in the rules from their published draft form and the exclusion of facilities spun off to Crown Vantage.

   As of December 31, 1995, James River had been identified as a "potentially responsible party," along with others, under federal or state laws with respect to approximately 50 sites where hazardous substances or other contaminants are located. The company has settled or resolved issues related to certain sites at minimal cost. The company believes it has minimal or no responsibility with regard to certain other sites. In most cases, James River is one of many potentially responsible parties, and its relative contributions to these sites have been minor. At certain sites, however, James River has been notified that, based on records available at this time, the company appears to be one of the largest "potentially responsible parties." Note 15 of Notes to Consolidated Financial Statements provides information on the company's accrued remediation liabilities.

   Based on its investigations and experience, the time necessary to complete the cleanups, and the number of other solvent potentially responsible parties, the company believes that its share of the costs of cleanup for its current remediation sites will not have a material adverse impact on its consolidated financial position, but could have a material effect on consolidated results of operations in a given year. In addition, there can be no assurance that the company will not be named as a potentially responsible party at additional sites in the future or that the cost associated with such additional sites would not be material.

Contingent Liabilities

During 1994, James River was sued by certain former holders of James River's 10 3/4% Debentures due October 1, 2018. Most of these debentures were retired by means of a tender offer to all holders which commenced on September 18, 1992. The remainder were redeemed on November 2, 1992. In general, the complaints allege violations of a covenant prohibiting the use of lower cost borrowed funds to redeem the debentures before October 1, 1998, and violations of various disclosure obligations, and seek damages in excess of $50 million plus punitive damages in excess of $500 million. James River believes that these claims are without merit and intends to defend them vigorously. Further information on James River's contingent liabilities is included in Note 15 of Notes to Consolidated Financial Statements.

Effect of New Accounting Standard

In October 1995, the Financial Accounting Standards Board issued a new standard on the accounting for stock-based compensation, effective beginning in 1996. The new standard requires fair value accounting for stock-based compensation. It also requires that companies must either recognize compensation expense for employee stock based compensation or, alternatively, provide pro forma disclosures of earnings information as if such compensation cost had been recognized. James River has not yet determined the method of adoption or the impact of this standard on its financial statements.

Effect of Changing Prices

Prior to 1994, the company had experienced only moderate levels of inflation for several years. Although the replacement cost of assets increases during inflationary periods, cash flow and earnings can generally be maintained through the ability to increase selling prices, when market conditions permit, and also through the repayment of debt with dollars that have reduced purchasing power. Between mid-1994 and mid-1995, the company experienced significant increases in the cost of many of its base raw materials. In almost all cases, selling price increases followed these cost increases, although on a lag basis. In the second half of 1995, costs of many of these same raw materials began to decline.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations--1994 Compared with 1993

Overview

James River's 1994 consolidated net sales increased 16%, to $5,417 million compared with $4,650 million in 1993. Net sales increased by $631 million, or 14%, due to the consolidation of Jamont during the third quarter. Income from operations totaled $147 million in 1994, a 29% improvement over the $114 million reported in the prior year. The company reported a net loss of $13 million, or $(.72) per share after preferred dividends, in 1994, versus a net loss of $0.3 million, or $(.40) per share after preferred dividends, in 1993.

Non-recurring items reported in 1994 included $16 million, net of taxes, of severance, litigation and environmental costs and after-tax income of $5 million for interest received on income tax refunds. Non-recurring items in 1993 included after-tax income of $7 million for interest received on income tax refunds, net of the write-off of an investment, and $11 million of income tax expense related to the 1% increase in the U.S. corporate income tax rate. Excluding non-recurring items, the company lost $2 million, or $(.59) per share after preferred dividends, in 1994, compared with net income of $3 million, or a loss of $(.36) per share after preferred dividends, in 1993.

Consumer Products Business--North America

Net sales for the North American Consumer Products Business increased by 3%, from $2,358 million in 1993 to $2,423 million in 1994. During the same period, operating profits increased by 29%, from $111 million in 1993 to $143 million in 1994. Volumes in retail towel and tissue were approximately 2% higher than the prior year, while retail tabletop posted volume increases of over 10%, largely attributable to the introduction of new products and designs. Commercial tissue and foodservice volumes were comparable with prior year levels. Because of its fully integrated pulp position, this business was not negatively effected by the dramatic increases in the cost of market pulp beginning in early 1994. However, during the second half of 1994, results were impacted by sharply higher costs for wastepaper, plastic resins, pulping chemicals, and packaging materials. Pricing in commercial product categories strengthened significantly in the second half of 1994, pushed by increasing costs. During 1994, list prices for retail towel and tissue products were reduced at the same time that promotional spending was cut, resulting in net realizations per unit comparable to 1993 levels. Retail product list prices were not raised until the beginning of 1995.

Consumer Products Business--Europe

Operating results for Jamont declined in 1994 from the prior year due to a combination of factors. Over-capacity in the European tissue market continued which, combined with increasingly cost-conscious consumers and pressure from major retailers, resulted in declining prices for finished goods during the first half of 1994. This continued a trend begun in 1992. Costs for market pulp increased significantly during 1994, doubling by the end of the year, while tissue pricing did not begin to increase until late 1994. Overall, 1994 results reflected the effects of cost reductions plus volume gains of 8% (3% in finished good and over 50% in semi-finished goods), which were more than offset by lower average pricing and soaring raw material costs. Jamont operating profits for the last five months of 1994 totaling $7 million were included in consolidated income from operations.

Packaging Business

Sales in the company's Packaging Business increased by 3% to $1,610 million in 1994 from $1,569 million in 1993. For the year, operating profits declined slightly, from $104 million in 1993 to $97 million in 1994. Operating profit improvements of 15% in the first half of 1994 were more than offset by severe raw material cost escalation experienced in the second half of the year. Raw materials generally comprise over 50% of the total cost of packaging products and include significant amounts of purchased plastic resins, wastepaper, bleached paperboard and pulp. As of the end of 1994, the annualized rate of raw material cost increases totaled approximately $175 million. In the first half of 1994, unit pricing continued to decline, similar to 1993. Pricing improved in the second half of the year, but at a significant lag to cost increases. Results for 1994 were also negatively impacted by a strike at the Kalamazoo, Michigan, recycled paperboard mill and by the implementation of new federal regulations on food labeling.

Communications Papers Business

Net sales reported in 1994 for the Communications Papers Business increased by 3% over the prior year, while annual operating losses were cut from $58 million in 1993 to $36 million in 1994. Unit volumes averaged 6% higher in 1994 versus 1993, with volume gains of 10% experienced in the second half of the year. Early in 1994, pricing for uncoated free sheet and coated groundwood papers continued to decline, following the trend of the previous three years. Beginning in mid-year, however, pricing began to dramatically improve, pushed by a combination of rising prices for market pulp, an improved balance between industry capacity and demand, and decreasing competition from imports. Fourth quarter average realizations per ton improved by close to $150 per ton in business papers and $80 per ton in lightweight printing papers, compared to the cyclical trough pricing in the second quarter of the year.

Other Income and Expense Items

General corporate expenses increased to $55 million in 1994 compared to $43 million in 1993. Corporate expenses for 1994 included $11 million of non-recurring litigation and environmental cost accruals.

   Income from operations for 1994 included a separately reported net charge of $10 million, which is detailed in Note 3 of Notes to Consolidated Financial Statements. No severance or related costs were incurred in 1993.

   Interest expense of $186 million in 1994 was $48 million greater than in the prior year. Approximately $35 million of this increase resulted from the Jamont ownership interest increase and resulting consolidation. The remainder of the increase was principally caused by rising interest rates on variable rate borrowings.

   Other income of $29 million in 1994 declined by $11 million compared to the $40 million recorded in 1993. Interest income declined by $15 million, partially due to a smaller amount of non-recurring interest received in 1994 on income tax refunds. This decline was partially offset by improvements in equity in earnings of unconsolidated affiliates, which increased by $6 million principally from the improved performance of Aracruz.

   In 1994, the company had an effective tax rate of 45.2%, compared to 47.6% in 1993, before the impact of the income tax rate change. In both years, this rate was higher than the combined federal and state statutory rate primarily because of the relative size of nondeductible goodwill amortization expense and certain foreign net losses for which no tax benefits are currently available.

   Preferred dividend requirements, which are deducted from net earnings in calculating earnings per share, increased to $46 million in 1994 compared to $33 million in 1993 due to a new series of preferred stock issued in July 1994.


Consolidated Statements of Operations

                            James River Corporation of Virginia and Subsidiaries


(In millions, except per share amounts)                 53 Weeks Ended  52 Weeks Ended  52 Weeks Ended
                                                          December 31,    December 25,    December 26,
                                                                  1995            1994            1993
Net sales                                                     $6,799.5        $5,417.3        $4,650.2
Cost of goods sold                                             5,258.9         4,452.0         3,858.6
Selling and administrative expenses                            1,065.4           808.7           677.6
Severance and other items                                         51.9             9.6
  Income from operations                                         423.3           147.0           114.0
Interest expense                                                 226.4           185.6           137.6
Other income, net                                                 40.3            28.9            40.3
  Income (loss) before income taxes and minority interests       237.2            (9.7)           16.7
Income tax expense:
  Tax on current income or loss                                  102.0             4.4             7.9
  Effect of tax rate change                                        7.4                            11.0
    Total income tax expense                                     109.4             4.4            18.9
  Income (loss) before minority interests                        127.8           (14.1)           (2.2)
Minority interests                                                (1.4)            1.1             1.9
    Net income (loss)                                         $  126.4        $  (13.0)       $   (0.3)
Preferred dividend requirements                                  (58.5)          (45.8)          (32.8)
    Net income (loss) applicable to common shares             $   67.9        $  (58.8)       $  (33.1)
    Net income (loss) per share                               $    .81        $   (.72)       $   (.40)
Weighted average number of common shares
  and common share equivalents                                    84.1            81.7            81.6



The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
                            James River Corporation of Virginia and Subsidiaries

(In millions)                                        December 31,   December 25,
                                                            1995           1994

Assets
Current assets:
  Cash and cash equivalents                              $   66.1      $   59.3
  Accounts receivable                                       847.3         913.5
  Inventories                                               821.4         844.1
  Prepaid expenses and other current assets                  52.3          63.5
  Deferred income taxes                                      83.4          95.1
    Total current assets                                  1,870.5       1,975.5
Net property, plant and equipment                         4,074.1       4,679.9
Investments in affiliates                                   146.8         125.1
Other assets                                                395.8         367.8
Goodwill                                                    771.7         776.0
    Total assets                                         $7,258.9      $7,924.3
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       $  560.5      $  597.1
  Accrued liabilities                                       493.7         525.3
  Short-term borrowings                                                   225.1
  Current portion of long-term debt                          44.8         221.4
    Total current liabilities                             1,099.0       1,568.9
Long-term debt                                            2,503.0       2,668.0
Accrued postretirement benefits other than pensions         464.7         545.0
Deferred income taxes                                       489.3         594.8
Other long-term liabilities                                 283.4         231.1
Minority interests                                          165.3         154.9
    Total liabilities                                     5,004.7       5,762.7
Shareholders' equity:
Preferred stock                                             740.3         740.3
  Common stock, $.10 par value; shares outstanding,
  1995-84.9 million and 1994-81.7 million                     8.5           8.2
  Additional paid-in capital                              1,294.1       1,211.9
  Retained earnings                                         211.3         201.2
    Total shareholders' equity                            2,254.2       2,161.6
      Total liabilities and shareholders' equity         $7,258.9      $7,924.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows


                            James River Corporation of Virginia and Subsidiaries


(In millions)                                               53 Weeks Ended    52 Weeks Ended    52 Weeks Ended
                                                              December 31,      December 25,      December 26,
                                                                      1995              1994              1993
Cash provided by (used for) operating activities:
  Net income (loss)                                                $ 126.4         $  (13.0)          $  (0.3)
  Items not affecting cash:
    Depreciation expense and cost of timber harvested                461.4            398.4             358.4
    Amortization of goodwill                                          24.4             12.1               4.7
    Deferred income tax provision (benefit)                           33.0             (4.6)             11.9
    Severance and other items                                         51.9              9.6
    Undistributed earnings of unconsolidated affiliates               (1.9)           (13.7)             (6.6)
  Change in current assets and liabilities, net of effects
    of acquisitions and dispositions:
    Accounts receivable                                               (6.6)           (25.5)             (4.1)
    Inventories                                                      (48.3)            46.3              13.8
    Other current assets                                              (0.8)           (17.6)             14.9
    Accounts payable and accrued liabilities                         (30.7)           (19.3)             (0.4)
  Other, net                                                           0.5             38.4              48.3
    Cash provided by operating activities:                           609.3            411.1             440.6
Cash provided by (used for) investing activities:
  Expenditures for property, plant and equipment                    (441.2)          (351.7)           (331.1)
  Cash paid for acquisitions, net                                    (52.5)          (538.0)           (192.7)
  Cash received from sale of assets                                   10.9             34.6             130.7
  Cash received on redemption of SCI preferred stock                                                     47.1
  Other, net                                                          50.9             (4.1)             12.0
    Cash used for investing activities                              (431.9)          (859.2)           (334.0)
Cash provided by (used for) financing activities:
  Additions to long-term debt and short-term borrowings                9.1            439.5             456.2
  Payments of long-term debt                                        (608.5)          (145.2)           (808.9)
  Cash received from spin-off of Crown Vantage Inc.                  480.4
  Preferred stock issued, net of issuance costs                                       278.8
  Common and preferred stock cash dividends paid                    (120.4)           (88.4)            (81.7)
  Common stock issued on exercise of stock options                    68.8              0.4               0.4
  Other, net                                                                           (1.3)            (24.5)
    Cash provided by (used for) financing activities                (170.6)           483.8            (458.5)
  Increase (decrease) in cash and cash equivalents                     6.8             35.7            (351.9)
  Cash and cash equivalents, beginning of year                        59.3             23.6             375.5
  Cash and cash equivalents, end of year                           $  66.1          $  59.3           $  23.6



The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes
in Capital Accounts

                            James River Corporation of Virginia and Subsidiaries


(In millions)                                           53 Weeks Ended  52 Weeks Ended  52 Weeks Ended
                                                          December 31,    December 25,    December 26,
                                                                  1995            1994            1993
Preferred stock
  Balance, beginning of year                                  $  740.3        $  454.1        $  454.3
  Issuance of Series P preferred stock                                           287.5
  Other                                                                           (1.3)           (0.2)
    Balance, end of year                                      $  740.3        $  740.3        $  454.1
Common shareholders' equity
Common stock:
  Balance, beginning of year                                  $    8.2        $    8.2        $    8.2
  Exercise of stock options and awards                             0.3
    Balance, end of year                                           8.5             8.2             8.2
Additional paid-in capital:
  Balance, beginning of year                                   1,211.9         1,219.0         1,217.9
  Exercise of stock options and awards, net of tax effect         82.2             1.6             1.2
  Preferred stock issuance costs                                                  (8.7)           (0.1)
    Balance, end of year                                       1,294.1         1,211.9         1,219.0
Retained earnings:
  Balance, beginning of year                                     201.2           286.9           433.3
  Net income (loss)                                              126.4           (13.0)           (0.3)
  Common stock cash dividends declared                           (50.0)          (49.0)          (49.0)
  Preferred stock cash dividends declared                        (58.5)          (45.8)          (32.8)
  Spin-off of Crown Vantage Inc.                                 (38.2)
  Change in equity component of minimum pension liability           .5            14.9            (6.8)
  Foreign currency translation and other                          29.9             7.2           (57.5)
    Balance, end of year                                         211.3           201.2           286.9
      Common shareholders' equity, end of year                $1,513.9        $1,421.3        $1,514.1


The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1   Summary of Significant Accounting Policies

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

Fiscal Year

James River's fiscal year includes the 52 or 53 weeks ending on the last Sunday in December. The year ended December 31, 1995, included 53 weeks while the years ended December 25, 1994, and December 26, 1993, each included 52 weeks. In 1995, the Company changed the fiscal year end of Jamont N.V. ("Jamont"), the Company's European Consumer Products subsidiary from November 30 to December 31 to eliminate the one-month lag in reporting. The one-month lag was eliminated during the fourth quarter as an adjustment to retained earnings of $8 million.

Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company invests cash in marketable securities, including commercial paper, government repurchase agreements, and time deposits, with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturity of these investments.

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

Intangible Assets

The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over 40 years. Goodwill is presented net of accumulated amortization of $92.2 million as of December 31, 1995, and $77.5 million as of December 25, 1994. Differences between the Company's carrying value of investments in unconsolidated affiliates and its share of the underlying net assets of such affiliates are amortized over periods of up to 40 years.

   The recoverability of goodwill is periodically evaluated to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation is based upon whether the goodwill is fully recoverable from the projected undiscounted cash flows of the assets and businesses to which the goodwill relates. On December 31, 1995, and December 25, 1994, the Company believes that no significant impairment of goodwill was indicated.

Interest Costs

The Company capitalizes interest costs as part of the cost of constructing certain facilities and equipment.

(In millions)                          1995       1994       1993

Total interest costs                 $233.3     $188.7     $142.9
Interest capitalized                   (6.9)      (3.1)      (5.3)
   Net interest expense              $226.4     $185.6     $137.6
Interest paid                        $233.9     $168.3     $151.6


Other Operating Expenses

Research and development expenditures are expensed as incurred. Direct and readily identifiable indirect research and development costs totaled $53.5 million in 1995, $47.0 million in 1994 and $41.8 million in 1993. Advertising costs are expensed as incurred and amounted to $100.2 million in 1995, $82.8 million in 1994 and $65.0 million in 1993.

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

   The change in retained earnings resulting from the translation of assets and liabilities of foreign subsidiaries and affiliates, net of the effect of exchange rate hedges, was as follows:

(In millions)                      1995           1994

Balance, beginning of year       $(31.3)        $(38.5)
Translation adjustments            19.8           (6.5)
Related income tax effect          24.6           13.7
  Balance, end of year           $ 13.1         $(31.3)

Notes to Consolidated Financial Statements

Derivative Financial Instruments

The Company's debt structure and international operations give rise to exposure to market risks from changes in interest rates and foreign currency exchange rates. To manage these risks, derivative financial instruments are utilized by the Company including interest rate swaps and options on its long-term debt and foreign exchange contracts on certain of its net investments in foreign operations. The Company does not hold or issue financial instruments for trading purposes. Translation gains and losses on hedges of net foreign investments are deferred and accumulated in the foreign currency translation component of retained earnings. Gains and losses on transactional hedges are recognized in income and offset the foreign exchange gains and losses on related transactions. The gains and losses on interest rate swap and option agreements are recognized in interest expense as incurred.

Net Income (Loss) Per Common Share and Common Share Equivalent

Net income (loss) per common share is computed based on the weighted average number of common shares and dilutive common share equivalents outstanding during the period. Net income (loss) used in these computations is reduced by preferred dividend requirements. Fully diluted earnings per share are considered to be equal to primary earnings per share in all periods presented because the assumed conversion of potentially dilutive securities which are not common share equivalents was not dilutive.

Reclassifications

Certain amounts in the prior years' financial statements and supporting footnote disclosures have been reclassified to conform to the current year's presentation.

Note 2   Acquisitions, Dispositions and Other Transactions

1995

On August 25, 1995, the Company completed the spin-off to shareholders of Crown Vantage Inc. ("Vantage") which included a large part of the Company's Communications Papers Business, along with the specialty paper-based portion of its Packaging Business. Net proceeds from Vantage's financings totaling $480 million and pay-in-kind notes valued at $85 million were received by James River as a result of the spin-off. These amounts were treated as a return of the Company's investment. The book value of net assets spun off to Vantage less proceeds received totaled $38 million which was recorded as an adjustment to retained earnings. Net assets spun off included total current assets of $220 million, net property, plant and equipment of $679 million, and other long-term assets of $71 million, net of total current liabilities of $102 million and long-term liabilities of $265 million. The operating results of the facilities which now make up Vantage were included in the consolidated statement of operations and the consolidated statement of cash flows for the eight months (35 weeks) ended August 27, 1995. Pro forma results for 1995 and 1994, adjusted for the Vantage spin-off, are presented under the heading Supplemental Pro Forma Financial Information, herein.

   In November 1995, the Company acquired the cutlery division of Benchmark Holdings, Inc. for $52.5 million. In May 1995, James River sold its option to purchase its partners' 50% interest in the chemical recovery and cogeneration facility at the Pennington, Alabama, pulp and paper mill for $22.2 million. The net proceeds were recognized as a deferred gain and are being amortized over 18 years. James River retained ownership of the remaining 50% interest in this facility.

1994

Prior to July 5, 1994, James River and Rayne Holdings Inc. ("Rayne") each owned 50% of Jamont Holdings N.V. ("Jamont Holdings") which, in turn, owned 86.4% of Jamont. Jamont produces branded and private label tissue, feminine hygiene and foodservice products for the retail and away-from- home markets in Europe. On July 5, 1994, James River completed the acquisition of Rayne's 50% ownership interest in Jamont Holdings for approximately $575 million in cash. Jamont was included as a consolidated subsidiary beginning in July 1994; prior to that time, Jamont was accounted for using the equity method.

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

   During 1993, James River also closed certain facilities including the Williamsport, Pennsylvania, party goods facility; the Sunnyside, Washington, flexible packaging plant; the Modesto, California, folding carton plant and the Minerva, Ohio, food-wrap plant; while operations at the Dayton, Ohio, flexible packaging plant were reduced. Most of the products previously manufactured at these facilities were relocated to other James River plants.

Summary

The purchase prices of acquisitions were allocated to the acquired net assets based on their respective fair values as summarized below.

(In millions)                                   1995        1994        1993

Acquisitions of consolidated entities:
  Fair value of assets acquired                $55.2    $2,119.9      $241.6
  Liabilities assumed or created                (2.7)   (1,543.0)      (43.9)
  Cash paid for acquisitions                    52.5       576.9       197.7
  Cash acquired                                            (38.9)       (5.0)
    Cash paid for acquisitions, net            $52.5    $  538.0      $192.7
Dispositions (other than Vantage spin-off):
  Fair value of assets sold                    $13.7    $   37.0      $135.4
  Noncash consideration received                (2.8)       (2.4)       (4.7)
    Cash received from sale of assets          $10.9    $   34.6      $130.7

Notes to Consolidated Financial Statements

Note 3   Severance and Other

1995

During 1995, the Company recorded $51.9 million which included severance charges for announced reductions in work force of $42.7 million, related fixed asset write-offs of $4.2 million and transaction costs associated with the Vantage spin-off of $5.0 million (see Note 2). Severance charges were primarily related to the termination of approximately 1,050 employees located in Europe and 370 employees located at domestic manufacturing and corporate facilities. The Company has made severance payments of $25.1 million to approximately 900 terminated employees for whom severance costs have been accrued since the beginning of December 1994.

1994

In December 1994, the Company recorded a nonrecurring charge of $9.6 million which included severance charges for announced reductions in work force of $16.4 million, related asset write-offs of $28.9 million, and the reversal of $35.7 million of remaining reserves associated with a 1992 restructuring program. Severance charges represent the costs related to the termination of approximately 650 employees primarily located at Communications Papers and Packaging facilities. Asset write-offs relate to the phase-out of certain packaging equipment and planned asset consolidations in Europe. The reversal of the remaining 1992 restructuring reserve resulted from the Company's decision to retain certain facilities.

Note 4   Other Income

(In millions)                                           1995     1994    1993

Equity in earnings of unconsolidated affiliates        $25.7    $13.7   $ 7.8
Interest income                                         11.2      9.9    24.9
Gain on sale of assets                                   4.3      5.2     2.9
Foreign currency exchange losses                         (.3)     (.6)   (3.3)
Other, net                                               (.6)      .7     8.0
  Total other income                                   $40.3    $28.9   $40.3

Note 5   Income Taxes

The components of income (loss) before income taxes and minority interests were as follows:

(In millions)                                   1995   1994    1993

Domestic                                      $197.2   $7.2   $24.8
Foreign                                         40.0  (16.9)   (8.1)
Income (loss) before income taxes
   and minority interests                     $237.2  $(9.7)  $16.7

Income tax expense (benefit) consisted of the following:

(In millions)                                        1995    1994    1993

Current:
  Federal                                           $66.5   $ 3.6   $ 1.3
  State                                               6.3     1.3     2.8
  Foreign                                             3.6     4.1     3.0
    Total current income tax provision               76.4     9.0     7.1
Deferred:
  Federal                                             1.3    (3.3)   18.3
  State                                               8.1     (.6)   (1.8)
  Foreign                                            23.6     (.7)   (4.7)
    Total deferred income tax provision (benefit)    33.0    (4.6)   11.8
      Income tax expense                           $109.4   $ 4.4   $18.9

   During 1995, tax benefits credited to stockholders' equity were $12.4 million primarily related to the redemption of stock options. Cash payments for income taxes totaled $78.7 million in 1995, $14.1 million in 1994 and $6.6 million in 1993.

   No provision for income taxes has been made for $52.6 million of undistributed earnings of certain of the Company's foreign subsidiaries and affiliates which have been indefinitely reinvested. It is not practicable to determine the amount of U.S. income tax which would be payable if such undistributed foreign earnings were repatriated because any U.S. taxes payable on such repatriation would be offset, at least in part, by foreign tax credits.

   Principal reasons for the difference between the federal statutory income tax rate on income (loss) before income taxes and minority interests and the Company's effective income tax rate were as follows:



                                                                Percent of Pretax Income or (Loss)
                                                                      1995     1994    1993
Federal statutory income tax rate                                     35.0%   (35.0)%  35.0%
State income taxes, net of federal income tax effect                   3.9      5.1     3.4
Charitable contributions fair market value in excess of basis                 (22.9)
Foreign losses not benefitted                                          4.4     63.4
Amortization of goodwill                                               3.3     43.3     8.6
Other items, net                                                      (3.6)    (8.7)     .6
  Effective income tax rate on current income (loss)                  43.0%    45.2%   47.6%
Effect of increase in income tax rates                                 3.1             65.9
  Effective income tax rate                                           46.1%    45.2%  113.5%


   In August 1995, the French Parliament passed a law imposing a 10% tax surcharge on the normal corporate tax rate, effectively increasing this rate 3%. The Company recorded a $7.4 million charge ($6.3 million, net of minority interests) to increase the deferred tax liability for the effect of this increase in tax rates. In August 1993, the federal statutory income tax rate was increased from 34% to 35%. James River recorded an $11 million charge to increase its deferred tax liability for the effect of this increase in this tax rate.

Notes to Consolidated Financial Statements

The income tax effects of temporary differences that gave rise to the net deferred tax liability as of December 31, 1995, and December 25, 1994, were as follows:



(In millions)                                                       1995         1994
Excess of book over tax basis of property, plant and equipment   $ 785.8     $  914.0
Pension benefits                                                    72.5         77.3
Other items                                                         49.9         46.5
  Total deferred tax liabilities                                   908.2      1,037.8
Postretirement benefits other than pensions                       (184.3)      (220.1)
Alternative minimum tax credit carryforwards                      (126.5)      (125.8)
Accrued liabilities                                               (105.2)       (92.6)
Tax loss carryforwards                                             (63.3)       (80.7)
Other items                                                        (66.8)       (54.5)
  Total deferred tax assets                                       (546.1)      (573.7)
  Valuation allowance                                               43.8         35.6
    Net deferred tax liability                                   $ 405.9     $  499.7



   The increase in the valuation allowance from December 24, 1994, to December 31, 1995, reflects the impact of foreign net operating losses and foreign tax credits for which the Company does not currently anticipate receiving future tax benefits. If recognized in the future, $13 million of these tax benefits will be allocated to reduce goodwill of certain acquired subsidiaries. The net impact on deferred tax liabilities related to the spin-off of Vantage was $96.5 million.

   During 1994, the Company received tax refunds from the Internal Revenue Service as a result of the favorable settlement of certain prior years' income tax returns. The principal amount of such refunds totaling $12.9 million was credited to deferred income taxes, as a deferred tax asset had been previously recorded to provide for these refunds. The Internal Revenue Service is currently reviewing the Company's federal income tax returns for the years 1990 through 1992. In the opinion of management, potential adjustments resulting from these examinations will not have a material adverse effect on the Company's financial condition.

   As of December 31, 1995, the Company had $166.0 million of foreign net operating loss carryforwards which expire primarily from 1996 through 2005 and $11.5 million of general business tax and foreign tax credit carryforwards for tax purposes which expire from 1996 through 2008. The Company also had alternative minimum tax ("AMT") credit carryforwards of $126.5 million which have been reflected as a reduction of deferred taxes. AMT credits may generally be carried forward indefinitely and used in future years to the extent the Company's regular tax liability exceeds the AMT liability for such future years.

Note 6   Pension Plans

James River sponsors various contributory and noncontributory pension plans which cover substantially all employees. The Company also participates in several multiemployer retirement plans which provide defined benefits to employees covered under certain collective bargaining agreements. Benefits under the majority of plans for hourly employees are primarily based on stated benefits per year of credited service. Benefits for salaried employees are primarily related to compensation and years of credited service. The Company makes contributions to its plans sufficient to meet the minimum funding requirements of applicable laws and regulations plus additional amounts, if any, as the Company, in consultation with its actuaries, deems to be appropriate. Contributions to multiemployer plans are generally based on negotiated labor contracts. The Company's contributions totaled $32.6 million, $26.7 million and $12.7 million in 1995, 1994 and 1993, respectively. Plan assets consist principally of equity securities and corporate and government obligations.

The components of net pension cost were as follows:

(In millions)                                           1995     1994      1993

Service cost                                         $  16.2   $ 20.8   $  18.4
Interest accrued on projected benefit obligation        95.5     95.0      94.1
Net investment (income) loss on plan assets:
  Actual                                              (246.0)   (12.8)   (163.7)
  Deferral of difference between actual and expected
    investment income                                  137.0    (97.4)     50.6
Net amortization                                         8.8     19.8      13.8
Contributions to multiemployer pension plans             5.1      5.1       5.6
  Net pension cost                                   $  16.6   $ 30.5   $  18.8

   Net amortization included amortization of the net transition assets, net experience gains and losses, and prior service costs over 15 to 20 years. The Company incurred termination benefit and settlement costs associated with enhanced benefits in the 1995 and 1994 severance programs. Charges of $8.0 million and $4.1 million are included with severance and other expenses for the years ended December 31, 1995, and December 25, 1994, respectively.

   The actuarial assumptions used in determining net pension costs were as follows:

                                                       1995    1994    1993

Discount rate                                           8.6%    7.4%    8.0%
Assumed rate of increase in compensation levels         5.0%    5.5%    5.5%
Expected long-term rate of return on plan assets       10.0%   10.0%   10.5%

   As of December 31, 1995, benefit obligations were determined using a discount rate of 7.5% and an assumed rate of increase in compensation levels of 5.0%. The effect of the changes in these assumptions was an increase in the projected benefit obligation of $125.2 million.

   The following table sets forth the funded status of the Company's plans:



                                                           1995                           1994
                                                     Assets   Accumulated           Assets   Accumulated
                                                     Exceed      Benefits           Exceed      Benefits
                                                Accumulated        Exceed      Accumulated        Exceed
(In millions)                                      Benefits        Assets         Benefits        Assets
Actuarial present value of:
  Vested benefits                                  $  859.9        $216.4         $  810.6        $288.1
  Nonvested benefits                                   29.8          23.3             28.1          24.9
    Accumulated benefit obligation                    889.7         239.7            838.7         313.0
  Effect of projected future salary increases          25.0            .5             25.6            .3
    Projected benefit obligation                      914.7         240.2            864.3         313.3
Plan assets at fair value                           1,067.6         198.7          1,027.0         269.3
Plan assets in excess of (less than)
  projected benefit obligation                        152.9         (41.5)           162.7         (44.0)
Unrecognized net loss                                  10.0          31.9             25.8          45.2
Unrecognized prior service cost                        30.9          40.6             29.8          32.6
Unrecognized net transition asset                      (8.7)         (4.4)           (11.9)         (3.9)
Minimum pension liability                                           (67.6)                         (73.5)
  Net pension asset (liability)                    $  185.1        $(41.0)        $  206.4        $(43.6)



   Other assets included net noncurrent pension assets of $211.7 million as of December 31, 1995, and $236.3 million as of December 25, 1994, exclusive of the additional minimum pension liabilities. As of December 31, 1995, $67.6 million of additional minimum pension liabilities for underfunded plans were included in other long-term liabilities, offset by an intangible asset of $40.2 million and a charge of $16.7 million to retained earnings, net of deferred taxes of $10.7 million. As of December 25, 1994, the additional minimum pension liability of $73.5 million was offset by an intangible asset of $34.2 million and a charge to retained earnings of $24.0 million, net of deferred taxes of $15.3 million.

Notes to Consolidated Financial Statements

   Net noncurrent pension assets and minimum pension liabilities were reduced by $28.7 million and $22.2 million, respectively, reflecting plans spun off with Vantage. Under certain conditions, including the inability of Vantage to fund required contributions, the Company has agreed to assume the liability for any underfunded benefits for the plans spun off. In the opinion of the Company's management, it is unlikely that these conditions will occur.

Note 7   Postretirement Benefits Other Than Pensions

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

   The components of net periodic postretirement benefit cost were as follows:


(In millions)                                                      1995    1994    1993
Service cost                                                      $10.4   $11.4   $12.3
Interest cost on accumulated postretirement benefit obligation     39.7    38.8    43.1
Net amortization                                                   (8.4)   (7.4)   (5.1)
  Net periodic postretirement benefit cost                        $41.7   $42.8   $50.3


   Net amortization included amortization of prior service costs and gains and net experience gains and losses over 15 years. Payments for postretirement benefits were $28.5 million in 1995, $28.5 million in 1994 and $24.9 million in 1993. The discount rate used in determining the net periodic postretirement benefit cost was 8.5% for 1995, 7.5% for 1994 and 8.5% for 1993. The discount rate used in determining the accumulated postretirement benefit obligation was 7.4% as of December 31, 1995. The net effect of the decrease in the discount rate and health care cost trend rates was a decrease in the accumulated benefit obligation of $31.1 million. The accrued postretirement benefit obligation spun off to Vantage totaled $100.2 million.

   Summary information on the Company's plans was as follows:

(In millions)                                               1995        1994

Accumulated postretirement benefit obligation:
  Retirees                                                $179.0      $247.9
  Fully eligible active participants                        50.3        91.1
  Other active participants                                157.5       162.7
    Total accumulated postretirement benefit obligation    386.8       501.7
Unrecognized net gain (loss)                                18.4       (18.9)
Unrecognized prior service gain                             81.5        90.2
  Accrued postretirement benefit obligation               $486.7      $573.0

   As of December 31, 1995, and December 25, 1994, the Company has included $22.0 million and $28.0 million, respectively, of accrued postretirement benefit costs in accrued liabilities, representing the estimated current portion of this liability.

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9% in 1995, declining by .5% per year through 2003 and .25% thereafter through 2005 to an ultimate rate of 5.0%. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1995, would have increased by $36 million. The effect of this change on the sum of the service cost and interest cost components of the net periodic postretirement benefit cost for 1995 would have been an increase of $5 million.

Note 8   Supplemental Balance Sheet Information



Inventories


(In millions)                                                            1995         1994
Raw materials                                                          $197.1       $187.6
Finished goods and work in process                                      557.6        543.9
Stores and supplies                                                     151.4        184.5
                                                                        906.1        916.0
Subtraction to state certain inventories at last-in, first-out cost     (84.7)       (71.9)
  Total inventories                                                    $821.4       $844.1
Valued at lower of cost or market:
  Last-in, first-out                                                   $482.9       $467.2
  First-in, first-out or average                                        338.5        376.9
  Total inventories                                                    $821.4       $844.1



   In 1994, certain inventory quantities were reduced, resulting in liquidations of last-in, first-out inventory quantities carried at lower costs prevailing in prior years. The effect was to decrease the net loss before income taxes and minority interests by $6.8 million.

Property, Plant and Equipment

(In millions)                             1995            1994

Land and improvements                $   177.5       $   211.3
Buildings                                894.9           978.7
Machinery and equipment                4,788.7         5,412.2
Construction in progress                 226.8           204.8
                                       6,087.9         6,807.0

Accumulated depreciation              (2,106.9)       (2,245.1)
                                       3,981.0         4,561.9

Timber and timberlands, net               93.1           118.0
   Net property, plant and equipment $ 4,074.1       $ 4,679.9


Accrued Liabilities

(In millions)                                  1995       1994

Taxes payable, other than income taxes       $ 93.3     $ 91.0
Compensated absences                           61.7       73.2
Employee insurance benefits                    63.6       69.3
Other items                                   275.1      291.8
   Total accrued liabilities                 $493.7     $525.3

Notes to Consolidated Financial Statements

Note 9   Investments in Affiliates

As of December 31, 1995, James River's principal investments in affiliates accounted for using the equity method included investments in Aracruz Celulose S.A. ("Aracruz"), the Naheola Cogeneration Limited Partnership (the "Naheola Partnership"), Dubreuil Forest Products Limited ("Dubreuil"), and Ipek Kagit Sanayi ve Ticaret A.S. ("Ipek Kagit"). Aracruz, in which James River has a 5.2% indirect ownership interest, is a major Brazilian eucalyptus pulp producer. James River's investment in Aracruz is accounted for using the equity method, as the Company has direct ownership interests in excess of 20% in certain intervening holding companies. James River has a 50% ownership interest in the Naheola Partnership, which owns and operates a $300 million chemical recovery cogeneration facility at the Company's Pennington, Alabama, pulp and paper mill. Dubreuil, in which James River has a 40% indirect ownership interest, operates a sawmill in Dubreuilville, Ontario. James River has a 43.2% indirect ownership interest in Ipek Kagit, a Turkish producer of sanitary paper products.

   During 1994, James River acquired an additional 43.2% indirect ownership interest in Jamont (see Note 2) and sold its 50% ownership of Coastal Paper Company.

   Changes in James River's investments in affiliates during 1995 and 1994 were as follows:

(In millions)                                     1995    1994

Balance, beginning of year                      $125.1  $519.5
Consolidation of net assets of affiliates               (434.0)
Foreign currency translation adjustments, net      1.2    18.7
Equity in net income                              25.7    13.7
Dividends received                               (23.8)
Additional investments, at cost                           11.9
Sale of investments                                       (7.9)
Other, net                                        18.6     3.2
  Balance, end of year                          $146.8  $125.1

   James River's share of undistributed earnings of affiliates included in consolidated retained earnings was $61.9 million as of December 31, 1995, and $45.5 million as of December 25, 1994.

   The summarized financial information presented below represents an aggregation of 100% of the principal companies accounted for by the equity method.

(In millions)                                     1995    1994

Condensed income statement information:
  Revenues                                      $184.5  $175.6
  Gross profit                                    62.1    62.1
  Net earnings                                    74.2    31.4
Condensed balance sheet information:
  Current assets                                 $70.6  $110.0
  Noncurrent assets, including intangibles       509.9   471.4
  Current liabilities                             45.0    42.0
  Noncurrent liabilities                         193.6   239.2
  Equity                                         341.9   300.2
James River's share of equity                   $153.4  $135.6

Note 10   Indebtedness



(In millions)                                                     1995        1994
Money market notes, 6.69% average interest rate               $  305.0    $  398.0
Revolving credit facilities, 5.82% average interest rate         498.6       280.5
Short-term borrowings                                                        225.1
Commercial paper, 4.68% average interest rate                    119.7       181.7
Notes and debentures:
  Floating rate notes, payable from 1995 to 1997,
    6.45% average interest rate                                              385.0
  6.7% notes, payable in 2003                                    249.6       249.5
  6.75% notes, payable in 1999                                   199.7       199.6
  7.57% average interest rate medium-term notes,
    payable from 1997 to 2004                                    200.0       200.0
  7.75% debentures, payable in 2023                              149.7       149.7
  8.29% average interest rate notes, payable to 2009             153.9       148.4
  8.375% notes, payable in 2001                                  199.4       199.3
  9.25% debentures, payable in 2021                              200.0       200.0
  9.77% note, payable from 2005 to 2014                          200.0       200.0
Revenue bonds, average interest rate 7.15%, payable to 2028       72.2        97.7
  Total                                                        2,547.8     3,114.5
  Less current portion and short-term borrowings                  44.8       446.5
    Long-term debt                                            $2,503.0    $2,668.0



Minimum Principal Payments

Minimum principal payments on long-term debt, excluding commercial paper, money market notes and revolving credit borrowings, for the next five years are as follows:

(In millions)            1996     1997   1998     1999   2000

Scheduled maturities    $44.8   $121.3  $19.6   $217.7  $42.4

   If the current level of commercial paper, money market notes and revolving credit agreements remains outstanding until the expiration of the underlying or supporting agreements, additional payments of $923 million would be required in 1999. It is the Company's current intention to refinance or renew such agreements prior to their expiration.

Revolving Credit Facilities

As of December 31, 1995, James River and its consolidated subsidiaries had revolving credit agreements with various domestic and foreign banks providing for unsecured borrowings of up to approximately $1,516 million. The interest rates associated with the revolving credit agreements are primarily based, at the option of the Company, on the prime rate, the London Interbank Offered Rate ("LIBOR"), the Paris Interbank Offered Rate, certificate of deposit rates, or bankers' acceptance rates. Annual commitment fees of up to .25% of the unused portion of the commitments may be incurred during the revolving loan periods; additionally, certain agreements provide for facility fees which may range from
 .10% to .20% of the committed amounts. The majority of the Company's domestic and foreign revolving credit agreements, totaling $1,203 million, expire in December 1999; the remaining agreements expire between 1996 and 1998.

Commercial Paper and Money Market Notes

As of December 31, 1995, James River had domestic and foreign commercial paper programs providing for commercial paper issuances of up to $673.8 million. In addition, James River had agreements with several banks providing for other borrowings, dependent upon bank availability. Commercial paper and money market notes generally bear interest at below-prime rates. As of December 25, 1994, the outstanding commercial paper and money market notes had average interest rates of 5.8% and 6.34%,

Notes to Consolidated Financial Statements

respectively. Because of the availability of long-term financing through the Company's global revolving credit capacity and the Company's intention to refinance commercial paper and money market notes, these borrowings have been classified as long-term debt. Foreign short-term borrowings of $225 million with an average interest rate of 7.72% as of December 25, 1994, were reported in current liabilities.

Notes and Debentures

In August 1995, approximately $24.9 million in revenue bonds and other senior notes were spun off to Vantage (see Note 2). Additionally, net proceeds of $480 million received by James River from the spin-off were used to pay down $285 million in floating rate notes, $118 million in money market notes and $77 million in commercial paper.

   The Company's most restrictive debt agreements contain limitations on borrowings and require maintenance of a minimum amount of net worth. As of December 31, 1995, under the most restrictive provisions of the Company's debt agreements, the Company had additional borrowing capacity in excess of $960 million and net worth in excess of the minimum requirement of approximately $490 million.

   Certain of the Company's notes and revenue bonds are collateralized by assets consisting of property, plant and equipment, accounts receivable and inventories. Such assets are immaterial in relation to total assets.

Note 11   Financial Instruments

The Company is subject to market rate risk from exposure to changes in interest rates and currency exchange rates and therefore enters into various interest rate and foreign exchange contracts to manage this exposure. Financial instruments used for these purposes are evaluated against the Company's policies for managing this risk, including counterparty performance and hedging practices, and are monitored using techniques such as market valuations and sensitivity analysis.

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

   The Company utilizes options to reduce the impact of increases in interest rates on its variable rate positions, under which premiums are paid to a counterparty in exchange for protection from paying the LIBOR based rates in excess of 6.5% up to 8.01% on $646 million of the $1,286 million in notional amount of interest rate swaps. These contracts mature in September 1998 and January 1999. The weighted average pay rate and receive rate under the interest rate contracts were 4.0% and 3.73%, and 4.97% and 4.31%, respectively, for the years ended December 31, 1995, and December 25, 1994, respectively.

   The fair value of the Company's financial instruments related to its indebtedness were as follows:


                                                          1995                           1994

                                                 Carrying                       Carrying
                                                 Value or                       Value or
                                           Gross Notional       Fair      Gross Notional       Fair
(In millions)                                      Amount      Value              Amount      Value
Long-term debt, including current maturities      $(2,548)   $(2,700)           $(2,889)   $(2,828)
Interest rate swaps                                 1,286         (3)             1,286       (128)

   The estimates of fair values of the Company's financial instruments related to indebtedness are based on quoted market prices of comparable instruments or on current rates available to the Company for financial instruments with similar terms and remaining maturities. Based on the Company's total indebtedness at December 31, 1995, a 10 basis point interest rate change would impact the fair market value of the total debt portfolio by approximately $10.6 million. This exposure would be mitigated by a $3.7 million change to the fair market value of the swap portfolio.

Currency Instruments

In 1993, the Company entered into foreign exchange contracts that hedge a portion of its net investment in Jamont. In connection with these contracts, the Company has entered into interest rate swap agreements to manage the related interest rate exposure of the hedge. The total notional amount of such hedges was $470 million as of December 31, 1995, and December 25, 1994, denominated primarily in French francs, British pounds, Belgian francs and Spanish pesetas. These contracts mature on September 1, 1998.

   The Company's Jamont subsidiary entered into foreign exchange contracts which mature in one year or less to hedge its market rate risk from exposure to changes in foreign currency exchange rates primarily resulting from intercompany financings and commercial transactions. As of December 31, 1995, and December 25, 1994, the Company had net unrealized gains of $.4 million and $.5 million, respectively, on a notional amount of $81 million and $127 million, respectively, for these hedge instruments.

   As of December 31, 1995, and December 25, 1994, the carrying value of foreign exchange contracts was a net liability of $86.7 million and $39.6 million, respectively, and the fair value, based on quoted market prices of comparable instruments, was a net liability of $108.0 million and $73.0 million, respectively.

Credit Risk

The counterparties to the Company's interest rate and foreign exchange contracts consist of a number of major financial institutions. The Company continually monitors its positions with, and the credit quality of, these institutions and does not anticipate nonperformance by the counterparties.

Note 12   Common Stock

The Company has 150 million authorized shares of common stock, $.10 par value ("Common Stock"), of which 84,890,342 shares were outstanding on December 31, 1995. Common shares reserved for issuance as of December 31, 1995, were as follows:

                                                       1995

Stock option plans                                4,746,203
Deferred stock plan                               1,580,510
Conversion of Series K preferred stock            2,675,087
Conversion of Series L preferred stock            5,451,077
Conversion of Series N preferred stock            1,439,313
Conversion of Series P preferred stock           15,341,215
  Total common shares reserved for issuance      31,233,405

Notes to Consolidated Financial Statements

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

Note 13   Preferred Stock

The Company is authorized to issue up to five million shares of preferred stock, $10 par value. The preferred shares are issuable with varying dividend rates, redemption rights, conversion terms, sinking fund provisions, liquidation values and voting rights. Outstanding preferred stock was as follows:


               Depositary Shares                Preferred Shares              Annual
            Liquidation         Shares     Liquidation         Shares       Dividend    Liquidation Value
                  Value    Outstanding           Value    Outstanding    Requirement      (in millions)
              Per Share           1995       Per Share           1995  (in millions)      1995     1994
Series K                                        $   50      1,999,895          $ 6.7    $100.0   $100.0
Series L         $50         4,000,000             200      1,000,000           14.0     200.0    200.0
Series N          50         1,056,168             200        264,042            3.7      52.8     52.8
Series O          25         4,000,000             500        200,000            8.2     100.0    100.0
Series P          17.25     16,664,366           1,725        166,644           25.9     287.5    287.5
Total                                                       3,630,581          $58.5    $740.3   $740.3


   The Company has reserved 150,000 preferred shares for the issuance of Series M preferred stock under the Shareholder Rights Plan.

   The spin-off of Vantage required adjustments to the conversion price of each series of convertible preferred stock pursuant to formulas specified in the Articles of Serial Designation for each series.

   The Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock ("Series K") is convertible at the option of the holder into Common Stock at $37.38 per share (approximately 1.34 shares of Common Stock per share of Series
K). The Series K is redeemable by the Company at a per share price declining from $50.34 as of December 31, 1995, to $50 in November 1996, and thereafter, plus accrued dividends. The Series K is exchangeable at the option of the Company for 6.75% Convertible Subordinated Debentures due November 1, 2016 at $50 principal amount per share of Series K. If issued, these debentures will be convertible at the option of the holder into Common Stock on the same terms as the Series K.

   The Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series L") and the Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series N") are each held in the form of depositary shares, with each depositary share representing a one-quarter interest in a preferred share. The Series L and the Series N are convertible at the option of the holder into Common Stock at $36.69 per common share (or 1.36 shares of Common Stock per depositary share). The Series L and Series N are each redeemable by the Company at a per depositary share price declining from $50.70 as of December 31, 1995, to $50 in October 1997, and thereafter, plus accrued dividends. The Series L and Series N are each exchangeable at the option of the Company for 7% Convertible Subordinated Debentures due October 1, 2017 at $50 principal amount per depositary share. If issued, these debentures will be convertible at the option of the holder into Common Stock on the same terms as the depositary shares.

   The Series O 8 1/4% Cumulative Preferred Stock ("Series O") is also held in the form of depositary shares, with each depositary share representing a one-twentieth interest in a preferred share. The Series O is not redeemable prior to October 1, 1997. On or after that date, it will be redeemable by the Company at $25 per depositary share, plus accrued dividends.

   The Series P 9% Cumulative Convertible Preferred Stock ("Series P") is held in the form of depositary shares, with each depositary share representing a one-hundredth interest in a preferred share. Each depositary share is entitled to .8547 of a vote, voting as a single group with holders of Common Stock. The Series P is convertible into Common Stock at the option of the holder, at anytime, at a rate of .9206 common shares for each depositary share, subject to adjustment in certain events, and is redeemable by the Company beginning in July 1997, at a call price payable in shares of Common Stock. The number of shares to be issued upon redemption is tied to the market value of Common Stock at the time of redemption. If still outstanding on July 1, 1998, the Series P will automatically convert into Common Stock at 1.08 shares of Common Stock per depositary share.

Note 14   Employee Benefit Plans

The number of stock options, stock appreciation rights and deferred stock hypothetical shares held prior to the spin-off of Vantage were increased by a factor of 1.016 per share, while the corresponding share prices related to the stock options and stock appreciation rights were reduced by a factor of .984 per share in order to preserve the economic benefit of these options and grants.

Stock Options

   The Company's stock option plans provide for the granting of options to purchase Common Stock to certain directors, officers and key employees. Options are granted at exercise prices equal to the fair market value of such stock as of the date of grant and have terms of ten years. As of December 31, 1995, there were 760 employees and directors holding options.

Stock option activity was as follows:



                                      1995                      1994                      1993
(In thousands,                          Option Price              Option Price              Option Price
except per share amounts)       Shares     Per Share      Shares     Per Share     Shares      Per Share


Balance, beginning of year       5,892  $15.88-41.38       5,408  $16.25-41.38      5,285   $16.25-41.38
  Granted                        1,203   15.88-38.14         938   15.88-24.13        631    17.88-22.63
  Canceled                        (217)  15.88-38.14        (200)  16.13-41.06       (378)   17.33-35.75
  Exercised                     (3,477)  15.63-33.84         (23)  16.13-23.63        (18)   17.46-20.06
  Expired                         (128)  15.88-38.14        (231)  16.13-41.06       (112)   20.06-39.69
Balance, end of year             3,273  $15.63-40.73       5,892  $15.88-41.38      5,408   $16.25-41.38
Exercisable                      1,555  $15.63-40.73       4,178  $16.13-41.38      3,476   $16.25-41.38
Available for grant              1,473                     2,261                    2,781


Notes to Consolidated Financial Statements

Stock Appreciation Rights

Under the Company's stock appreciation rights plan, officers and key employees were granted stock appreciation rights ("SAR's") with terms of ten years. Upon exercise, holders of SAR's are paid cash or, at the option of the Company, Common Stock in an amount equal to the appreciation in market value of such stock between the grant date and the exercise date. Beginning in 1987, the granting of additional SAR's was discontinued. As of December 31, 1995, there were 180 employees holding SAR's. Compensation expense for SAR's was not material for each of the three years in the period ended December 31, 1995.

SAR's activity was as follows:


                                     1995                   1994                   1993

                                         Grant Date             Grant Date             Grant Date
(In thousands,                         Market Value           Market Value           Market Value
except per share amounts)     Shares      Per Share   Shares     Per Share   Shares     Per Share
Balance, beginning of year       147   $16.42-33.94      221  $16.42-34.19      260  $16.25-34.19
  Canceled                        (9)   20.99-30.93       (8)  21.33-32.69      (14)  16.96-31.75
  Exercised                      (30)   16.16-30.06      (29)  16.96-19.00      (14)  16.25-19.21
  Expired                         (5)   16.16-33.41      (37)  17.46-34.19      (11)  19.06-30.54
Balance, end of year, fully
  exercisable                    103   $24.85-32.85      147  $16.42-33.94      221  $16.42-34.19


Deferred Stock Plan

The Company's Deferred Stock Plan provides for the award of hypothetical shares of Common Stock ("Units") to certain officers and key employees. The value of each Unit on the award date is equal to the current market value of a share of Common Stock. Benefits will be paid in cash and Common Stock as vested or, at the option of the holder, over varying periods after retirement. As of December 31, 1995, Units were held by 60 employees. The Company recognized compensation expense under the Deferred Stock Plan of $2.1 million in 1995, $3.4 million in 1994 and $2.2 million in 1993.

Deferred Stock Plan activity was as follows:

                                           1995            1994            1993

Outstanding Units, beginning of year    558,762         630,505         324,436
  Granted                               108,000           8,000         351,500
  Accrued dividends                      19,624          16,036          17,406
  Distributed                           (77,176)        (73,775)        (47,416)
  Canceled                              (71,881)        (22,004)        (15,421)
Outstanding Units, end of year          537,329         558,762         630,505
Available for grant                   1,043,181       1,098,924       1,100,956

Stock Plans for Employees

The Company's StockPlus investment plan is available to substantially all domestic employees. Several alternative investment funds are available, including an investment fund consisting of Common Stock (the "James River Stock Fund"). Participating employees may contribute, through periodic payroll deductions, up to 10% of their compensation. Participant contributions to the James River Stock Fund of up to 6% of compensation are matched by the Company at rates ranging from 60% to 120%. As of December 31, 1995, there were 18,000 participants in the plan, and the plan held 11 million shares of Common Stock and $78 million of other investments. Company contributions to this plan totaled $15.2 million in 1995, $16.1 million in 1994 and $16.4 million in 1993.

   In addition, the Company maintains a stock purchase plan for the benefit of certain Canadian employees. As of December 31, 1995, approximately 63,000 shares of Common Stock were held in this plan.

Accounting Standards Changes

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for fiscal years beginning after December 15, 1995. SFAS 123 requires a fair value based method of accounting for stock based compensation, and provides an option to the Company to either recognize compensation expense for employee stock based compensation or provide pro forma earnings information as if such compensation cost had been recognized. The Company has not yet determined the various assumptions that will be used in the fair value calculations, the method of adoption nor the impact this statement will have on its financial statements.

Note 15   Commitments and Contingent Liabilities

Leases

The Company leases certain facilities, vehicles and equipment over varying periods. None of the agreements contain unusual renewal or purchase options. As of December 31, 1995, future minimum rental payments under noncancelable operating leases were as follows:

                                     Minimum
(In millions)                        Rentals


1996                                  $ 26.9
1997                                    22.8
1998                                    18.0
1999                                    12.6
2000                                    10.7
Later years                             52.4
  Total future minimum rentals        $143.4

   Rent expense totaled $71.6 million in 1995, $72.7 million in 1994 and $57.3 million in 1993. Leases which may be considered capital leases are not material.

Litigation and Environmental Matters

The Company is a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, James River faces exposure from actual or potential claims and legal proceedings involving environmental matters. During 1994, James River was sued in Morgan County, Alabama, in a purported class action and in Bridgeport, Connecticut, by certain former holders of James River's 10 3/4% Debentures due October 1, 2018. Most of these Debentures were retired by means of a tender offer to all holders which commenced on September 18, 1992. The remainder were redeemed on November 2, 1992. Merrill Lynch & Co., which acted as James River's dealer manager for the tender,

Notes to Consolidated Financial Statements

is also named as a defendant in the Alabama case. In general, the complaints allege violations of a covenant prohibiting use of lower cost borrowed funds to redeem the Debentures before October 1, 1998, and of various disclosure obligations, and seek damages in excess of $50 million plus punitive damages in excess of $500 million. James River believes that these claims are without merit and intends to defend them vigorously. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the present opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition of James River but could materially affect consolidated results of operations in a given year.

   In addition, James River has been identified as a potentially responsible party, along with others, at various U. S. Environmental Protection Agency ("EPA") designated superfund sites and is involved in remedial investigations and actions under federal and state laws. It is the Company's policy to accrue remediation costs when it is probable that such costs will be incurred and when they can be reasonably estimated. Included in James River's accrued liabilities were environmental liabilities, including remediation and landfill closure costs, totaling $24.2 million (approximately $10.5 million of accrued environmental liabilities were spun off to Vantage--see Note 2) and $37.5 million as of December 31, 1995, and December 25, 1994, respectively. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. The Company believes that its share of the costs of cleanup for its current remediation sites will not have a material adverse impact on its consolidated financial position but could have a material effect on consolidated results of operations in a given year. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a potentially responsible party at additional sites in the future or that the costs associated with such additional sites would not be material.

   In December 1993, the EPA published draft rules which contain proposed regulations affecting pulp and paper industry discharges of wastewater and gaseous emissions, commonly referred to as the "cluster rules." The final rules are likely to be issued in the fall of 1996, with a nominal compliance date of 1999. These rules may require significant changes in the pulping and/or bleaching process presently used in some U.S. pulp mills, including several of James River's mills. Based on its evaluation of the rules as they are currently expected to be issued, the Company believes that capital expenditures of less than $100 million may be required to bring James River's facilities into compliance. This amount is lower than the Company's original spending estimate of at least $300 million because of expected changes in the rules from their published draft form and the exclusion of facilities spun off to Vantage.

Put and Call Agreements

James River is a party to a put and call arrangement related to the 13.6% minority interest in Jamont currently owned by EuroPaper Inc. ("EuroPaper"). Pursuant to the agreement, EuroPaper may put its interest in Jamont (the "EuroPaper Shares") to James River during May 1996, which would be exercised in September 1996, and James River may call the EuroPaper Shares during August 1996, each at a fixed price of 1.04 billion French francs ($212.5 million using exchange rates in effect as of December 31, 1995). If the put is exercised, management believes that, given Jamont's current rate of profitability, it will result in an immaterial amount of near-term earnings dilution.

Note 16   Segment Information

The Company operates in the following industry segments: (i) the Consumer Products segment, which consists of the manufacture and marketing of towel and tissue and disposable foodservice products organized along retail and commercial market channels; (ii) the Packaging segment, which manufactures folding cartons, flexible packaging and foodwrap papers, principally for food and other consumer products manufacturers; and (iii) the Communications Papers segment, which after the spin-off of Vantage (see Note 2) manufactures and markets uncoated business and printing papers serving the commercial printing and office markets. The Company's operations other than the Consumer Products segment which includes Jamont's European operations are principally domestic. Jamont's results have been included beginning in July 1994, when it became a consolidated subsidiary.

(In millions)                                   1995         1994         1993

Net sales:
  Consumer products:
    North America                           $2,689.1     $2,422.7     $2,358.1
    Europe                                   1,654.7        630.9
  Packaging                                  1,620.4      1,609.9      1,568.5
  Communications papers                      1,038.8        929.7        901.3
  Intersegment elimination                    (203.5)      (175.9)      (177.7)
    Total net sales                         $6,799.5     $5,417.3     $4,650.2

Operating profit (loss):
  Consumer products:
    North America                           $  235.1     $  143.4     $  111.3
    Europe                                      45.9          6.9
  Packaging                                     61.0         97.4        103.8
  Communications papers                        191.2        (35.8)       (58.4)
  Severance and other items                    (51.9)        (9.6)
  General corporate expenses                   (58.0)       (55.3)       (42.7)
    Income from operations                  $  423.3     $  147.0     $  114.0

Depreciation and amortization:
  Consumer products:
    North America                           $  179.3     $  164.8     $  174.8
    Europe                                     128.9         46.1
  Packaging                                     72.2         70.8         65.8
  Communications papers                        103.1        125.4        117.8
  Corporate                                      4.3          7.0          7.5
    Total depreciation and amortization     $  487.8     $  414.1     $  365.9

Capital expenditures:
  Consumer products:
    North America                             $203.5     $  148.7     $  140.3
    Europe                                      91.2         32.4
  Packaging                                     99.5         99.2         63.7
  Communications papers                         45.7         60.0        123.3
  Corporate                                      1.3         11.4          3.8
    Total capital expenditures              $  441.2     $  351.7     $  331.1

Total assets, end of year:
  Consumer products:
    North America                           $2,378.7     $2,230.5     $2,201.6
    Europe                                   2,631.1      2,495.2
  Packaging                                    879.6      1,079.9      1,089.0
  Communications papers                        672.4      1,457.4      1,511.0
  Corporate                                    697.1        661.3      1,049.7
    Total assets                            $7,258.9     $7,924.3     $5,851.3

Notes to Consolidated Financial Statements

   Intersegment sales are recorded at market prices and are eliminated in consolidation. Corporate assets consist primarily of cash and cash equivalents, current deferred income taxes, investments, and the net pension asset. Prior to July 1994, investments in unconsolidated affiliates included the Company's 43.2% ownership interest in Jamont. During each of the three years in the period ended December 31, 1995, export sales to foreign markets from the Company's domestic operations represented less than 10% of total sales to unaffiliated customers; no single customer accounted for more than 10% of total sales in any year.


Note 17   Subsequent Events

On January 30, 1996, the Company signed a letter of intent to sell its specialty operations business to The Fonda Group, Inc. The specialty operations business, which is currently part of the Consumer Products Business, consists of a party goods business in Indianapolis, Indiana, a specialty tissue mill in Gouverneur, New York, and a foodservice specialties plant in Rancho Dominguez, California. On a combined basis, these three facilities have annual sales of approximately $125 million. In connection with this sale, James River will receive consideration totaling approximately $50 million, including cash and other securities. It is anticipated that the cash proceeds will be used to reduce long-term debt. This sale is subject to certain conditions including the execution of a definitive agreement and the receipt of certain approvals.

   Also in January 1996, the Company completed the formation of a joint venture of its Handi-Kup foam cup operations with Benchmark Corporation of Delaware's WinCup foam cup operations. The Handi-Kup operations contributed to the joint venture included four foam cup plants, located in Corte Madera, California; Jacksonville, Florida; Metuchen, New Jersey and West Chicago, Illinois. James River received consideration of $26 million of cash and short-term notes, approximately $10 million face value of subordinated long-term notes and a 45% minority interest in the joint venture. Proceeds from this transaction will be used to reduce long-term debt.

Note 18   Selected Quarterly Financial Data (Unaudited)


                                                                                             Per Common Share
(In millions                                                      Net Income     Net Income    Dividends        Stock Price
except per share amounts)            Net Sales    Gross Profit        (Loss)         (Loss)     Declared       High      Low

December 1995, as restated:(a,b,c,d)
1st Quarter                           $1,667.6          $347.9         $26.5           $.14         $.15    $25-5/8  $20
2nd Quarter                            1,817.9           410.9          41.0            .32          .15     28-5/8   23-1/4
3rd Quarter                            1,734.7           412.0          37.3            .27          .15     37-3/8   25-3/8
4th Quarter                            1,579.3           369.8          21.6            .08          .15     33-3/4   22-1/4

December 1994:(e,f)
1st Quarter                            1,105.5           170.6          (7.1)          (.19)         .15     20-1/4   18
2nd Quarter                            1,198.1           207.5          12.9            .06          .15     19       15-5/8
3rd Quarter                            1,444.8           261.8           (.1)          (.18)         .15     24-3/4   17
4th Quarter                            1,668.9           325.4         (18.7)          (.41)         .15     24-1/2   19-7/8



(a) During 1994, Jamont was accounted for on a one-month lag and was included as a consolidated subsidiary for five months of 1994.

(b) During the fourth quarter of 1995, James River changed the fiscal year end of Jamont from November 30 to December 31 to eliminate the one-month reporting lag (see Note 1). Results for the first three quarters of 1995 have been restated. The impact of the accounting change on net income was an increase (decrease) of $4.4 million ($.05 per share), $(.8) million ($(.01) per share) and $1.0 million ($.02 per share) in the first, second and third quarters of 1995, respectively.

(c) During the fourth quarter of 1995, James River recorded nonrecurring charges of $26.1 million ($13.8 million net of taxes and minority interests, or $.17 per share) primarily for severance and related exit costs in connection with work force reductions.

(d) During the third quarter of 1995, as restated James River recorded severance charges of $16.0 million ($9.9 million net of taxes and minority interests, or $.12 per share) for work force reductions and $4.8 ($4.1 million net of taxes) for Vantage transaction costs. Also during the third quarter of 1995, the Company recorded a charge of $8.3 million ($7.1 million net of minority interests) for an increase in the French corporate tax rate.

(e) During the fourth quarter of 1994, James River recorded nonrecurring pretax charges of $24.2 million ($16.2 million net of taxes, or $.20 per share) for severance costs, asset write-offs, and litigation and environmental accruals, partially offset by the reversal of remaining 1992 restructuring program reserves.

(f) During the second quarter of 1994, James River received $9.0 million of interest income ($5.4 million net of taxes, or $.07 per share) on income tax refunds.

Supplemental Pro Forma Financial Information (Unaudited)

In the third quarter of 1995, James River completed the spin-off to shareholders of a large part of the Company's Communications Papers Business, along with the specialty paper-based portion of its Packaging Business (see Note 2). In July 1994, James River increased its ownership interest in Jamont from 43% to 86% and began accounting for Jamont as a consolidated subsidiary. The following pro forma information is presented to report 1995 and 1994 on a more comparable basis. The pro forma information is presented as if these transactions had been completed as of the beginning of each period for which pro forma consolidated operating data is presented. The pro forma financial information does not purport to be indicative of the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated, or which may be reported in the future.

(In millions, except per share data)             1995             1994

Net sales:
  Consumer Products:
    North America                            $2,697.1         $2,431.4
    Europe                                    1,654.7          1,446.0
  Packaging                                   1,418.5          1,333.4
  Communications papers                         592.9            411.4
  Intersegment elimination                     (200.4)          (172.5)
    Total net sales                          $6,162.8         $5,449.7

Operating profit (loss):
  Consumer Products:
    North America                            $  237.1         $  145.1
    Europe                                       45.9             42.1
  Packaging                                      65.4             84.4
  Communications Papers                         126.7            (21.8)
  Severance and other items                     (51.9)            (9.6)
  General corporate expenses                    (52.3)           (47.3)
    Income from operations                   $  370.9         $  192.9

Net income                                   $  112.7         $   18.9
Net income (loss) per common share           $    .64         $   (.48)

Report of Independent Accountants

The Board of Directors and Shareholders of James River Corporation of Virginia:

We have audited the accompanying consolidated balance sheets of James River Corporation of Virginia and Subsidiaries as of December 31, 1995, and December 25, 1994, and the related consolidated statements of operations, cash flows, and changes in capital accounts for each of the three fiscal years in the period ended December 31, 1995. These financial statements are the responsibility of the management of James River Corporation of Virginia. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James River Corporation of Virginia and Subsidiaries as of December 31, 1995, and December 25, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.

Richmond, Virginia
January 25, 1996, except as to the
information presented in Note 17,
for which the date is
January 30, 1996

Selected Financial Data(a)

(In millions, except ratios and per share amounts)            1995           1994           1993           1992
OPERATIONS
  Net sales                                               $6,799.5       $5,417.3       $4,650.2       $4,728.2
  Cost and expenses                                        6,324.3        5,260.7        4,536.2        4,678.9
  Restructuring, severance and other items                    51.9            9.6                         111.7
  Interest expense                                           226.4          185.6          137.6          149.1
  Income (loss) before income taxes, minority interests,
    extraordinary items and accounting changes               237.2           (9.7)          16.7         (188.1)
  Extraordinary items and accounting changes,
    net of income tax benefits                                                                           (305.3)
  Net income (loss)                                          126.4          (13.0)          (0.3)        (427.3)
  Net (loss) applicable to common shares                      67.9          (58.8)         (33.1)        (453.8)

FINANCIAL POSITION, END OF YEAR
  Total current assets                                    $1,870.5       $1,975.5       $1,282.3       $1,697.2
  Property, plant and equipment, net                       4,074.1        4,679.9        3,571.5        3,502.8
  Investments in affiliates                                  146.8          125.1          519.4          587.8
  Goodwill                                                   771.7          776.0          153.3          158.0
  Total assets                                             7,258.9        7,924.3        5,851.3        6,336.3
  Total current liabilities                                1,099.0        1,568.9          781.1          928.2
  Current debt                                                44.8          446.5           97.3          212.7
  Long-term debt                                           2,503.0        2,668.0        1,942.8        2,153.9
  Minority interests                                         165.3          154.9            7.0           10.2
  Preferred stock                                            740.3          740.3          454.1          454.3
  Common shareholders' equity                              1,513.9        1,421.3        1,514.1        1,659.3

COMMON STOCK INFORMATION
  PER SHARE OF COMMON STOCK (FULLY DILUTED)
    Net income (loss) before extraordinary items
      and accounting changes                                 $0.81         $(0.72)        $(0.40)        $(1.82)
    Extraordinary items and accounting changes                                                            (3.73)
    Net income (loss)                                         0.81          (0.72)         (0.40)         (5.55)
    Annual rate of dividends declared                         0.60           0.60           0.60           0.60
    Book value                                               17.84          17.40          18.55          20.34
  COMMON STOCK MARKET PRICE
    High                                                    $37.38         $24.75         $23.38         $23.38
    Low                                                      20.00          15.63          16.25          17.00
    Year-end                                                 24.13          21.00          18.50          18.00
  Weighted average number of common shares and
    equivalents (fully diluted)                               84.1           81.7           81.6           81.8

OTHER DATA
  Capital expenditures (excluding acquisitions)             $441.2         $351.7         $331.1         $469.7
  Depreciation and amortization expense                      487.8          414.1          365.9          364.5
  Return on average capital employed                           7.1%           3.1%           2.9%           1.4%
  Return on average common equity                              4.6%          (4.0)%         (2.1)%         (3.6)%
  Ratio of total debt to total capitalization                 51.3%          57.4%          50.8%          52.7%
  Current ratio                                               1.70           1.26           1.64           1.83
  Cash dividend payout ratio                                  85.9%          +100%          +100%          +100%
  Ratio of earnings to interest                                2.0             .9            1.1             .5


(a) Adjusted for three-for-two common stock splits on June 23, 1986.

(b) Represents the 35-week transition period resulting from the change in fiscal year from April to December.

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



Selected Financial Data(a)
James River Corporation of Virginia and Subsidiaries


(In millions, except ratios and per share amounts)      1991    1990(b)      1990      1989      1988      1987      1986      1985
OPERATIONS
  Net sales                                         $4,561.7  $3,391.5   $5,950.0  $5,871.8  $5,098.0  $4,479.0  $2,607.0  $2,492.0
  Cost and expenses                                  4,317.7   3,063.9    5,490.2   5,307.0   4,670.3   4,071.1   2,421.7   2,281.5
  Restructuring, severance and other items                       200.0
  Interest expense                                     138.0     104.2      182.2     161.5     115.5     111.6      44.3      52.3
  Income (loss) before income taxes, minority
  interests, extraordinary items and accounting
  changes                                              132.9      51.6      372.2     441.3     377.5     356.3     150.0     170.9
  Extraordinary items and accounting changes,
    net of income tax benefits
  Net income (loss)                                     78.3       9.7      221.6     255.1     209.0     169.9      95.3     101.4
  Net (loss) applicable to common shares                53.7      (6.9)     200.0     233.6     193.8     165.9      89.2      97.7

FINANCIAL POSITION, END OF YEAR
  Total current assets                              $1,533.3  $1,910.7   $1,454.4  $1,456.1  $1,443.9  $1,343.1    $743.8    $741.7
  Property, plant and equipment, net                 2,933.1   2,843.4    3,491.9   3,386.0   2,935.7   2,529.6   1,205.8     984.0
  Investments in affiliates                            619.7     600.9      495.0     376.7     269.3
  Goodwill                                             172.4     181.0      201.9     225.2     224.6     240.7
  Total assets                                       5,626.6   5,741.4    5,818.4   5,558.1   5,005.7   4,210.5   1,972.2   1,740.9
  Total current liabilities                            705.5     788.8      811.8     734.6     730.1     631.3     303.0     292.9
  Current debt                                         131.0      86.2      156.1     102.6      81.4      69.5      10.1       9.1
  Long-term debt                                     1,758.1   1,801.9    1,771.2   1,918.3   1,623.0   1,280.4     646.5     563.1
  Minority interests                                     2.3       2.3       18.8      12.2       7.8       5.9       2.7       4.4
  Preferred stock                                      354.6     354.8      355.0     302.4     304.9     106.9       8.9      96.8
  Common shareholders' equity                        2,220.8   2,212.2    2,203.0   2,045.8   1,877.5   1,747.2     744.2     581.8

COMMON STOCK INFORMATION
  PER SHARE OF COMMON STOCK (FULLY DILUTED)
    Net income (loss) before extraordinary items
      and accounting changes                           $0.66    $(0.08)     $2.45     $2.87     $2.36     $2.03     $1.73     $1.93
    Extraordinary items and accounting changes
    Net income (loss)                                   0.66     (0.08)      2.45      2.87      2.36      2.03      1.73      1.93
    Annual rate of dividends declared                   0.60      0.60       0.60      0.48      0.40      0.40      0.37      0.37
    Book value                                         27.25     27.21      27.14     25.24     23.12     21.22     14.40     13.35
  COMMON STOCK MARKET PRICE
    High                                              $29.25    $27.12     $34.38    $30.75    $39.00    $43.75    $31.12    $23.00
    Low                                                17.00     18.50      22.75     21.12     18.50     22.00     17.12     15.63
    Year-end                                           19.88     26.38      22.88     28.50     24.63     36.00     30.75     17.33
  Weighted average number of common shares and
    equivalents (fully diluted)                         81.9      81.8       81.7      81.5      82.3      81.8      51.5      50.6

OTHER DATA
  Capital expenditures (excluding acquisitions)       $467.5    $272.1     $574.6    $684.6    $623.1    $509.0    $281.1    $218.2
  Depreciation and amortization expense                298.6     202.1      307.6     253.3     209.5     175.1      82.5      59.8
  Return on average capital employed                     6.0%     11.1%      10.8 %    12.8%     12.2%     17.4%     12.2%     16.7%
  Return on average common equity                        2.4%      8.8%       9.4 %    11.9%     10.7%     10.0%     13.2%     17.7%
  Ratio of total debt to total capitalization           42.3%     42.4%      42.8 %    46.1%     43.8%     42.1%     46.5%     45.6%
  Current ratio                                         2.17      2.42       1.79      1.98      1.98      2.13      2.45      2.53
  Cash dividend payout ratio                            88.6%     +100%      34.4 %    23.5%     22.5%     21.4%     27.2%     18.2%
  Ratio of earnings to interest                          1.6       2.8        2.6       3.1       3.6       3.6       3.2       3.6


Ratio of total debt to total capitalization:

Total debt divided by the sum of total debt, minority interests, preferred stock and common shareholders' equity.

Current Ratio:

Total current assets divided by total current liabilities.

Cash dividend payout ratio:

The sum of common and preferred stock cash dividends, divided by net income
(loss).

Ratio of earnings to interest:

Income (loss) before restructuring charges, extraordinary items, the cumulative effect of accounting changes, interest expense and income taxes, divided by total interest cost. Total interest cost is interest expense, plus capitalized interest plus interest charged to the accrued restructuring liability, as applicable.

Exhibit 13 - Appendix A

Operating Income - North American Consumer Products bar chart as defined by the following data points:

(in millions)           1993          1994          1995
1st Quarter            $23.2         $28.3         $38.4
2nd Quarter             33.9          47.0          58.4
3rd Quarter             33.6          44.0          77.2
4th Quarter             20.6          24.1          61.1



Operating Income - European Consumer Products bar chart as defined by the following data points:

(in millions)           1993          1994          1995
1st Quarter                                         $8.8
2nd Quarter                                         12.9
3rd Quarter                           $0.5           8.5
4th Quarter                            6.4          15.7


Operating Income - Packaging bar chart as defined by the following data points:

(in millions)           1993           1994         1995
1st Quarter            $23.3          $26.6        $18.0
2nd Quarter             29.7           34.3         16.5
3rd Quarter             22.3           16.5          8.5
4th Quarter             28.5           20.0         18.0


Operating Income - Communications Papers bar chart as defined by the following data points:

(in millions)           1993          1994          1995
1st Quarter           $(20.3)       $(25.1)         44.5
2nd Quarter            (12.3)        (26.5)         60.2
3rd Quarter             (6.4)         (4.1)         60.8
4th Quarter            (19.4)         19.9          25.7

Capital Expenditures and Cash Flow from Operations bar chart as defined by the following data points:

(in millions)                      1991     1992     1993     1994     1995
Capital expenditures               $468     $470     $331     $352     $441
Cash flow from operations           289      313      441      411      609


Total Capitalization bar chart as defined by the following data points:

(in billions)                      1991     1992     1993     1994     1995
Total debt                        $1.89    $2.37    $2.04    $3.11    $2.55
Minority interests                  .00      .01      .01      .15      .17
Total preferred stock               .35      .45      .45      .74      .74
Common shareholders' equity        2.22     1.66     1.51     1.42     1.51


Working Capital bar chart as defined by the following data points:

(in millions)                      1991     1992     1993     1994     1995
Working capital                    $828     $769     $501     $407     $772


Total Assets bar chart as defined by the following data points:

(in billions)                      1991      1992     1993    1994     1995
Current assets                    $1.53     $1.70    $1.28   $1.98    $1.87
Net fixed and other assets         4.09      4.64     4.57    5.95     5.39


Annual Rate of Cash Dividends Per Common Share bar chart as defined by the following data points:

(in dollars)                       1991     1992     1993     1994     1995
Annual rate of cash dividends      $.60     $.60     $.60     $.60     $.60