Form 10-K, Exhibit 13
period 1996-12-29
JAMES RIVER CORP OF VIRGINIA
filed 1997-03-27
CIK 53117

Exhibit 13

Management's Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS- 1996 COMPARED TO 1995

Net sales decreased to $5,690 million in 1996 from $6,800 million in 1995, while net income increased to $157.3 million from $126.4 million during the same periods. The comparability of revenues and results was affected by divestitures and non-recurring items. In 1996, the company sold its Flexible Packaging and related Inks divisions, as well as several small domestic Consumer Products Business mills. In 1995, James River spun off Crown Vantage Inc. ("Crown Vantage") to its common shareholders. Crown Vantage included a large part of what was formerly in the company's Communications Papers Business, as well as the specialty paper-based portion of the Packaging Business. Acquisitions and divestitures are more fully described in Note 2 of Notes to Consolidated Financial Statements.

        Non-recurring severance and other charges for 1996 and 1995, which are further described in Note 3 of Notes to Consolidated Financial Statements, included the following (in millions):

                                                     1996                            1995
                                             ----------------------     ------------------------
                                             Pretax            Net        Pretax            Net
================================================================================================
Severance costs                              $(40.6)        $(25.3)       $(42.7)        $(25.3)
Asset write-downs                             (59.3)         (36.7)         (4.2)          (2.6)
Gain on divestitures                           89.2           49.1
Crown Vantage spin-off costs                                                (5.0)          (4.2)
French statutory tax rate increase                                                         (6.3)

                                             -------        -------       -------        -------
Total                                        $(10.7)        $(12.9)       $(51.9)        $(38.4)
                                             =======        =======       =======        =======


Excluding non-recurring items, net income was $170.2 million, or $1.30 per share, in 1996 compared with $164.8 million, or $1.26 per share, in 1995.


Segment Data

The following tables set forth sales and operating results, before severance and other items, by business segment for 1996 and 1995. The pro forma information is presented as if Crown Vantage and the Flexible Packaging division were excluded from each year's results.


                                             Historical                    Pro Forma
                                      -------------------------    ------------------------
                                                       Segment                      Segment
1996 (in millions):                   Net Sales     Results(a)     Net Sales     Results(a)
===================================================================================================
Consumer Products:
  North American                       $2,642.3         $277.0      $2,642.3         $277.0
  European                              1,693.2          152.9       1,693.2          152.9

Packaging                               1,109.6           87.7         824.2           85.3
Communications Papers                     427.4           22.2         427.4           22.2
Intersegment eliminations
  and corporate expenses                 (182.0)         (96.2)       (160.7)         (96.2)
                                      ----------      ---------    ----------     ----------
Total                                  $5,690.5         $443.6      $5,426.4         $441.2
                                      ==========      =========    ===========    ==========

                                             Historical                       Pro Forma
                                      ------------------------         ------------------------
                                                       Segment                         Segment
1995 (in millions):                   Net Sales     Results(a)         Net Sales    Results(a)
================================================================================================
Consumer Products:
  North American                       $2,689.1         $235.1          $2,697.1        $237.1
  European                              1,654.7           45.9           1,654.7          45.9
Packaging                               1,620.4           61.0             935.2          75.8
Communications Papers                   1,038.8          191.2             592.9         126.7
Intersegment eliminations
  and corporate expenses                 (203.5)         (58.0)           (166.4)        (52.3)
                                      ----------     ----------       -----------     ---------
Total                                  $6,799.5         $475.2          $5,713.5        $433.2
                                      ==========     ==========       ===========     =========

(a) Represents segment results before severance and other items. The allocation of severance and other items by segment is presented in Note 16 of Notes to Consolidated Financial Statements and Supplemental Pro Forma Financial Information.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

North American Consumer Products Business

In 1996, the company's North American Consumer Products Business reported sales of $2,642 million and operating results, before severance and other items, of $277 million. Sales declined by $47 million, or 2 percent, from the $2,689 million reported in 1995, while operating results, before severance and other items, improved by $42 million, or 18 percent, from the $235 million reported in 1995. This business' return on sales, before severance and other items, improved to 10.5 percent in 1996 from 8.7 percent in 1995.

        The decline in net sales was principally attributable to the divestitures of the company's foam cup and specialty operations businesses, combined with the decline in average selling price for the company's excess North American pulp.

         Net sales of retail products were comparable in 1996 and 1995, as unit volume increases of approximately 3 percent for retail personal care products were offset by lower retail tabletop volumes. Average pricing was comparable to the prior year for retail personal care products, but slightly higher for retail tabletop products. List prices for retail tissue and towel products were increased twice in 1995, but were reduced in the spring of 1996 by between 5 and 8 percent, following competitive pricing actions tied to the falling cost of market pulp.

        Net sales into the commercial channel declined by 3.7 percent from the prior year, reflecting a combination of unit volume increases for personal care products, more than offset by unit volume and price decreases for foodservice products. Average pricing for commercial personal care products improved slightly compared to 1995 levels. High industry utilization rates contributed to relatively stable commercial personal care pricing throughout 1996, despite significantly lower average waste paper costs. Commercial foodservice products experienced lower average pricing in 1996 compared to the prior year, as competitive price reductions were taken following raw material cost reductions.

        Net sales into the warehouse club and private label channels continued to increase, up more than 10 percent over 1995 sales, driven by both stronger volumes and higher average selling prices.

        The North American Consumer Products Business is fully integrated for its pulp requirements, with excess capacity of between 200,000 and 250,000 metric tons per year sold as market pulp. Net sales of market pulp fell sharply from 1995 levels, resulting from the precipitous decline in industry selling prices during 1996.

        The improvement in operating results for the North American Consumer Products Business was driven by a combination of cost reduction initiatives, lower raw material costs and lower levels of trade spending, partially offset by increased advertising and marketing costs and reduced market pulp profitability.

        On a discretionary basis, the company currently plans to continue to increase spending on advertising and marketing supporting its consumer branded products in 1997, to be funded with a portion of the incremental savings expected to be realized from cost reduction activities.

European Consumer Products Business

In 1996, the company's European Consumer Products Business reported sales of $1,693 million and operating results, before severance and other items, of $153 million. Sales increased by $38 million, or 2 percent, from the $1,655 million reported in 1995, while operating results increased by $107 million, or more than 230 percent, from the $46 million reported in 1995. This business' return on sales, before severance and other items, improved to 9 percent in 1996 from
2.8 percent in 1995.

        Increased sales in 1996 were attributable to market share gains, partially offset by a small decline in average net selling prices. Converted product unit volumes increased by 6.5 percent in 1996, despite a two-month strike at the company's Spanish tissue facility. Volume gains occurred in all geographic regions and were attributable, in part, to successful new product innovations, as well as a recovery of lower than normal volumes experienced in 1995. Average finished goods pricing declined by approximately 3 percent compared to 1995, in response to dramatically lower raw material costs.

        Similar to most of its European tissue competitors, James River's European Consumer Products Business is not an integrated producer. Approximately two-thirds of the business' fiber requirements are met with purchased market pulp (some of which is purchased from James River's North American Consumer Products Business), while the remaining one-third is provided by its deinked pulp facilities. After climbing dramatically in 1995, market pulp and waste paper costs fell sharply in the first half of 1996. The reduction in fiber costs, without a commensurate reduction in average selling prices, contributed to the higher margins reported in 1996.

        In addition to lower fiber costs, operating profit improvements were generated by manufacturing cost reductions and increased volumes, partially offset by lower average selling prices and increased expenses for advertising, consumer promotion and trade spending.

        Although improving, the European-wide tissue capacity utilization rate is not at an optimal level. Therefore, the company expects continued competitive pressure on tissue pricing in 1997 in the face of continued low raw material costs.

Packaging Business

In 1996, the company's Packaging Business reported sales of $1,110 million and operating results, before severance and other items, of $88 million. Sales decreased by $510 million from the $1,620 million reported in 1995, while operating profits, before severance and other items, increased by $27 million from the $61 million reported in 1995. The majority of the decline in sales was due to divestitures. On a pro forma basis, excluding the Flexible Packaging division and the packaging facilities spun off to Crown Vantage, sales decreased from $935 million in 1995 to $824 million in 1996, while operating profits, before severance and other items, increased from $76 million to $85 million, respectively. This business' pro forma return on sales, before severance and other items, improved to 10.3 percent in 1996 from 8.1 percent in 1995.

        The decline in pro forma sales was principally attributable to lower volumes for folding cartons and foodservice products, partially offset by increased volumes for coated recycled board. Selling prices for coated recycled board averaged approximately 10 percent lower in 1996 compared to 1995. Average folding carton prices were similar in 1996 and 1995, as prices trended higher throughout 1995, before trending lower during 1996, directionally following bleached and recycled paperboard raw material costs.

        The increase in the Packaging Business' operating profits was attributable to a combination of lower raw material costs, particularly for purchased waste paper, and manufacturing cost reductions, partially offset by the lower volumes and pricing for certain packaging grades. Operating profits also improved following the sale of the Flexible Packaging division and the spin-off of packaging operations to Crown Vantage, as these divisions reported operating losses in 1995.

Communications Papers Business

In 1996, the Communications Papers Business reported sales of $427 million and operating results, before severance and other items, of $22 million. Sales decreased by $612 million, from $1,039 million in 1995, while operating profits, before severance and other items declined by $169 million, from $191 million in 1995. The majority of the decline in sales was due to the spin-off of a large portion of the Communications Papers Business to Crown Vantage in August 1995. On a pro forma basis, excluding the spun-off operations, sales decreased from $593 million in 1995 to $427 million in 1996, while profits declined from $127 million to $22 million, respectively. This business' pro forma return on sales, before severance and other items, declined from 21.4 percent in 1995 to 5.2 percent in 1996.

        The decline in pro forma sales was attributable to lower average selling prices and lower unit volumes in both uncoated free sheet and uncoated groundwood papers. After increasing sharply during the first nine months of 1995, selling prices fell steadily throughout 1996, due to major customer inventory corrections combined with weaker demand growth and excess industry capacity. Selling prices for uncoated free sheet averaged approximately $250 per ton lower in 1996 compared to 1995, while selling prices for uncoated groundwood averaged approximately $50 per ton lower. Unit volumes declined from 1995 levels

Management's Discussion and Analysis of
Financial Condition and Results of Operations


by 6 to 7 percent for both uncoated free sheet and uncoated groundwood. The majority of the volume declines occurred in the first half of 1996, as substantial market-related downtime was taken to prevent a build-up of inventory.

        The decline in the Communications Papers Business' pro forma operating profits was a direct result of the decline in selling prices and volumes, partially offset by lower wood chip costs. James River's two Communications Papers Business facilities are located in the Pacific Northwest, where the company does not own a significant amount of timberlands. Accordingly, James River relies on purchased wood chips to supply these integrated facilities. Northwestern wood chip costs, which have been higher than in other regions because of environmental restrictions on timber harvesting, increased sharply during the first nine months of 1995 in connection with the over-heated pulp and paper markets, before declining between 20 and 25 percent in 1996.

Other Income and Expense Items

General corporate expenses increased to $96 million in 1996 from $58 million in 1995. The increase principally resulted from consulting and other costs incurred during 1996 in installing new integrated management information systems to support the company's cost reduction programs. Corporate costs are expected to begin trending lower in 1997, as the new systems installations are completed.

        Interest expense decreased by $61 million, from $226 million in 1995 to $165 million in 1996, principally due to significant reductions in outstanding debt. The application of divestiture proceeds, net of acquisitions, and free cash flow to pay down debt resulted in a $918 million reduction in outstanding debt during 1995 and 1996, as debt declined from $2,889 million as of the beginning of 1995 to $1,971 million as of the end of 1996.

        Other income declined by $19 million, from $40 million in 1995 to $21 million in 1996, due to a $15 million reduction in equity earnings of unconsolidated affiliates and a $4 million reduction in interest income. The company's share of equity earnings of Aracruz Celulose S.A., the world's largest producer of eucalyptus market pulp, was lower in 1996 following the downturn in worldwide market pulp prices during 1996.

        The company's effective tax rate was 44 percent in 1996, compared to 43 percent in 1995, excluding the effect of the charge resulting from the French income tax rate increase. The effective tax rate differed from the combined federal and state statutory rate primarily because of the relative size of nondeductible goodwill amortization expense and, in 1995, certain foreign pretax losses for which no tax benefit was then available.

-------------------------------------------------------------------------------
LIQUIDITY
AND
CAPITAL
RESOURCES

Operating Activities

Cash provided by operations increased to $719 million in 1996, 18 percent higher than the $609 million provided in 1995. Working capital reductions generated $147 million of cash in 1996, including $71 million from inventory reductions resulting principally from lower per unit valuations. Free cash flow (cash provided by operations, less expenditures for property, plant and equipment and dividends) increased to $196 million in 1996, from $48 million in 1995, before the effect of divestitures and acquisitions.


Investing Activities

Net cash used for investing activities totaled $119 million during 1996 and included $426 million of capital expenditures and $200 million of cash paid for the remaining 14 percent minority interest in the company's European Consumer Products Business, net of $497 million of cash proceeds from asset sales and $10 million of other miscellaneous cash proceeds. During 1995, net cash used for investing activities was $432 million and included capital spending of $441 million and cash paid for acquisitions of $53 million, net of cash proceeds from assets sales and other items of $62 million.

        The $497 million of 1996 cash proceeds from divestitures included $373 million from the sale of the Flexible Packaging division, $52 million from the sale of the foam cup operations, $30 million from the sale of the specialty operations, $27 million from the sale of the Inks division, and $15 million from other miscellaneous asset sales. The company currently expects that the asset rationalization process will continue in 1997 and may include, among other items, the divestiture of some of the company's owned timberlands. Future divestiture proceeds and free cash flow will be directed toward capital structure simplification, debt reduction, or possibly, strategic acquisitions.

        Capital spending of $426 million in 1996 declined by $15 million compared to 1995 spending of $441 million. On a pro forma basis, excluding spending for Flexible Packaging and Crown Vantage from both years, spending was approximately $414 million in 1996 compared to $361 million in 1995. Nearly three-quarters of the total 1996 expenditures were for the Consumer Products Business, including approximately $25 million of spending on tissue converting equipment modernizations at the Pennington, Alabama, mill and $15 million for secondary fiber capacity expansions in Green Bay, Wisconsin. The company currently expects 1997 capital spending to be in the range of $400 million. Contractual capital commitments as of December 29, 1996, were not material.

Financing Activities

Total indebtedness decreased by $577 million, from $2,548 million as of December 31, 1995, to $1,971 million as of December 29, 1996, principally from the use of divestiture proceeds, net of acquisitions, and free cash flow. During 1996, new borrowings totaled $4 million and debt payments totaled $545 million. Additionally, changes in foreign currency translation rates reduced debt denominated in foreign currencies by $36 million.

        As of December 29, 1996, James River and its subsidiaries had domestic and foreign revolving credit facilities providing for unsecured borrowings of up to $1,162 million, of which $935 million expire in December 1999 and the balance expires between 1997 and 1998. The company also had domestic and foreign commercial paper programs, supported by the revolving credit facilities, providing for issuances of up to $624 million. In addition, James River had agreements with several banks under which it may borrow funds on an uncommitted basis at below-prime rates. On December 29, 1996, the company had outstanding borrowings of $399 million that were supported by the revolving credit facilities, including $341 million outstanding under such facilities, $48 million of money market notes and $10 million of commercial paper.

        Total outstanding debt of $1,971 million on December 29, 1996, included approximately $1,526 million of fixed rate and $445 million of floating rate obligations. As of December 29, 1996, the company also had outstanding interest rate swap agreements that effectively converted $1,286 million of fixed rate debt and other financial obligations to variable rate obligations. The effect of the swaps was an increase in interest expense of approximately $4 million in 1996 and $8 million in 1995. These contracts expire between September 1998 and January 1999. As of December 29, 1996, the interest rate swaps had a fair value of $(15) million. Additional information on the interest rate swaps is provided in Note 11 of Notes to Consolidated Financial Statements. As of the end of 1996, James River's weighted-average interest rate was 7.53 percent (including the impact of the interest rate swaps), compared to 7.38 percent as of the end of 1995. Subsequent to the end of 1996, the company effectively unwound $648 million of the swap agreements.

        The company's ratio of total debt to total capitalization decreased to 46 percent as of the end of 1996, from 51.3 percent as of the end of 1995, resulting from the decrease in debt levels. The company defines total capitalization as the sum of current and long-term debt, preferred and common equity and minority interests.

        The company's most restrictive debt covenants contain limitations on borrowings and require the maintenance of a minimum amount of net worth. As of December 29, 1996, under the most restrictive provisions of the company's debt agreements, the company had additional borrowing capacity of $1.6 billion and net worth in excess of the minimum requirement of approximately $390 million.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

As of December 29, 1996, the company's debt ratings were investment grade and were as follows:

                                             Senior       Preferred   Commercial
                             Outlook          Debt          Stock        Paper
                            ----------------------------------------------------
Moody's Investors Services   Stable           Baa3           ba2        Prime-3

Standard & Poor's            Positive         BBB-           BB+          A-3


As of December 29, 1996, James River had $738 million face value of outstanding preferred stocks. Of this total, (i) $287 milllion (the Series P preferred stock) may be redeemed by the company at a call price payable in common shares beginning July 1, 1997; (ii) $353 million (the Series K, L, and N preferred stocks) were redeemable at a cash price of $355 million; and (iii) $98 million (the Series O preferred stock) may be redeemed at face value beginning in October 1997. The Series K, L, and N preferred stocks are also exchangeable by the company for convertible subordinated debentures. The terms of these preferred stocks are more fully described in Note 13 of Notes to Consolidated Financial Statements. The company is currently reviewing its options regarding the Series P preferred stock, one of which would be to redeem them beginning July 1, 1997, resulting in an additional 15.3 million outstanding common shares and a $26 million reduction in annual preferred dividend requirements. James River is also currently studying its alternatives regarding the other outstanding series of preferred stocks.

        Dividends paid declined from $120 million in 1995 to $97 million in 1996. The decline was solely attributable to timing, with five common dividend payment dates occurring in 1995, versus three quarterly payment dates occurring in 1996.

        As of the end of 1996, the company had outstanding foreign currency contracts totaling $470 million, which were designated as a hedge of a portion of the investment in the European Consumer Products Business. These contracts were principally denominated in French francs, British pounds, Belgian francs and Spanish pesetas and expire on September 1, 1998. Subsequent to the end of the year, the company unwound all $470 million of the foreign currency contracts. See Note 17 of Notes to Consolidated Financial Statements.


Contractual Labor Agreements

James River currently employs approximately 23,000 people. The majority of hourly employees are members of unions. Contracts covering approximately 3,000 domestic and Canadian employees are scheduled for renegotiation in 1997.


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

        James River has made and will continue to make substantial capital investments and operating expenditures, as well as production adjustments, to comply with increasingly stringent standards for air, water, and solid and hazardous waste regulations. Capital expenditures totaling approximately $20 million in 1996 and $50 million in 1995 were made by James River for pollution control facilities and equipment.

        In 1993, the U.S. Environmental Protection Agency published draft regulations, generally referred to as the "Cluster Rules," intended to reduce air and water discharges of specific substances from U.S. pulp and paper mills. The final rules are likely to be issued in 1997. These rules may require significant changes in the pulping and/or bleaching processes presently used in some U.S. pulp mills, including several of James River's mills. Based on its evaluation of the rules as they are currently expected to be issued, the company believes that capital expenditures totaling approximately $100 million may be required during the nominal three-year compliance period following the date of promulgation, in order to bring James River's facilities into compliance.

        As of December 29, 1996, James River had been identified as a "potentially responsible party," along with others, under federal or state laws with respect to approximately 50 sites where hazardous substances or other contaminants are located. Note 15 of Notes to Consolidated Financial Statements provides information on the company's accrued remediation liabilities.


Contingent Liabilities

During 1994, James River was sued by certain former holders of James River's 103/4% Debentures due October 1, 2018. Most of these debentures were retired by means of a tender offer to all holders which commenced on September 18, 1992. The remainder were redeemed on November 2, 1992. In general, the complaints allege violations of a covenant prohibiting the use of lower cost borrowed funds to redeem the debentures before October 1, 1998, and violations of various disclosure obligations, and seek damages in excess of $50 million plus punitive damages in excess of $500 million. James River believes that these claims are without merit and intends to defend them vigorously. Further information on James River's contingent liabilities is included in Note 15 of Notes to Consolidated Financial Statements.


Effect of Changing Prices

Prior to 1994, the company had experienced only moderate levels of inflation for several years. Between mid-1994 and mid-1995, the company experienced significant increases in the cost of many of its base raw materials. In almost all cases, selling price increases followed these cost increases, although on a lag basis. In the second half of 1995 and throughout 1996, costs of many of these same raw materials declined.


------------------------------------------------------------------------------
RESULTS OF
OPERATIONS--
1995 COMPARED
WITH 1994

James River's 1995 consolidated net sales increased 25 percent to $6,800 million compared with $5,417 million in 1994. The change in results was impacted by (i) the effect of the inclusion of the European Consumer Products Business sales for a full year in 1995, (ii) the spin-off of Crown Vantage in 1995, and (iii) the impact of higher pricing for many of James River's products. Income from operations totaled $423 million in 1995, a nearly three-fold improvement over the $147 million reported in 1994. The company reported net income of $126 million, or $.81 per share, in 1995, versus a net loss of $13 million, or $(.72) per share, in 1994.

        The 1995 results included $32 million, net of taxes and minority interests, primarily for severance and related costs and $6 million, net of minority interests, for the cumulative effect of an increase in the French income tax rate. Non-recurring items reported in 1994 included $16 million, net of taxes, for severance, litigation and environmental costs, and after-tax income of $5 million for interest income on tax refunds. Excluding non-recurring items, net income was $165 million, or $1.26 per share, in 1995 compared to a net loss of $2 million, or $(.59) per share, in 1994.

        In July 1994, James River increased its ownership interest in the European Consumer Products Business from 43.2% to 86.4% for a purchase price of approximately $575 million. This business was included in James River's consolidated results for all of 1995, compared to only five months in 1994, accounting for approximately $815 million of the increase in net sales and $35 million of the increase in operating profits between 1994 and 1995. In addition, interest expense and preferred dividend requirements increased by approximately $39 million and $13 million, respectively, due to this purchase.

North American Consumer Products Business

Reported net sales for the North American Consumer Products Business increased by 11 percent, to $2,689 million in 1995 from $2,423 million in 1994. Net sales of retail products increased by 7 percent over the prior year, principally due to higher net selling prices. For the first nine months of 1995, retail

Management's Discussion and Analysis of
Financial Condition and Results of Operations


product volumes averaged approximately 2.5 percent higher than the prior year; however, fourth quarter retail volumes were significantly below the prior year's due to reduced promotional spending in the quarter. Net sales of commercial products increased by 11 percent over the prior year, reflecting significantly higher selling prices, partially offset by lower volumes. Price increases were implemented in commercial markets several times during the first half of 1995, following a sharp escalation in waste paper costs. Commercial product volumes declined by approximately 8 percent compared to 1994 levels, resulting from a combination of the company's decision to reduce its product line offerings and more competitive pricing conditions experienced in the second half of 1995. Net sales of warehouse club products increased by 15 percent, reflecting both higher volumes and higher average selling prices.

        Operating profits for the North American Consumer Products Business increased to $235 million in 1995 from $143 million in 1994, while operating margins improved to 8.7 percent from 5.9 percent. The improved profitability was driven by cost reduction initiatives combined with pricing gains which outpaced raw material cost increases.


European Consumer Products Business

Reported 1995 net sales for the European Consumer Products Business were up sharply due to the inclusion of this business in consolidated results for all of 1995, versus only five months in 1994. On a pro forma basis, reflecting a full year of results in both 1994 and 1995, sales increased by 14 percent, from $1,446 million in 1994 to $1,655 million in 1995. Increased pro forma sales were driven by a combination of price increases, implemented to recover sharply higher raw material costs, and mix improvements, partially offset by lower shipments. Market pulp and waste paper cost increases during 1994 and 1995 outpaced tissue price increases, resulting in a contraction in margins. In addition, volumes declined in response to the business' aggressive program to increase pricing. The negative impact of these items was largely offset by cost reduction program benefits, as work force reductions of approximately 10 percent were made during 1995. On a pro forma basis, operating profits improved slightly from $42 million in 1994 to $46 million in 1995.


Packaging Business

Reported net sales for the Packaging Business were relatively level, at $1,620 million in 1995 compared to $1,610 million in 1994. On a pro forma basis, excluding the specialty packaging papers facilities spun off to Crown Vantage, net sales increased by 6 percent, from $1,333 million in 1994 to $1,419 million in 1995. Net sales increases reflected higher average prices for most products, on relatively level shipments. Price increases were implemented in all major product categories, including folding cartons, paperboard and flexible packaging, in an effort to pass through the cost escalation in major raw material inputs, such as waste paper, plastic resins, and paperboard, experienced in the first half of 1995. Operating profits declined from $97 million in 1994 to $61 million in 1995. On a pro forma basis, excluding the spun-off facilities, the decline in profitability was less sharp, falling from $84 million in 1994 to $65 million in 1995. While the spun-off operations contributed approximately $13 million to 1994 profits, they generated an operating loss during the eight months they were included in 1995 results, due to unrecovered pulp cost increases. Flexible packaging 1995 results were also below 1994 levels, and were negatively affected by unrecovered raw material cost increases, competitive markets caused in part by new industry capacity and higher manufacturing costs.


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

        Selling prices for uncoated free sheet papers increased sharply during the first nine months of 1995, before falling slightly in the fourth quarter. Average selling prices for the retained uncoated free sheet operations increased from $600 per ton in 1994 to $970 per ton in 1995. During the first half of 1995, shipments for the retained uncoated free sheet operations were comparable to the prior year. However, shipments fell approximately 20 percent during the second half of the year due to major customer inventory corrections and weaker economic growth, causing James River to curtail production in the fourth quarter. Average selling prices for uncoated groundwood papers increased from $445 per ton in 1994 to $675 per ton in 1995, while shipments were comparable with those of the prior year.

        Reported operating results improved from a loss of $36 million in 1994 to a profit of $191 million in 1995. On a pro forma basis, excluding facilities spun off to Crown Vantage, this business had an operating loss of $22 million in 1994 compared to a profit of $127 million in 1995. The improved profitability was driven principally by significantly higher pricing, partially offset by higher Northwestern wood chip and other raw material costs.


Other Income and Expense Items

General corporate expenses increased to $58 million in 1995, from $55 million in 1994. Corporate expenses for 1994 included $11 million of non-recurring litigation and environmental costs, while 1995 expenses included more than $10 million of costs for systems redesign efforts related to cost reduction initiatives.

       Interest expense increased by $41 million, from $185 million in 1994 to $226 million in 1995. The majority of the increase was due to the full year's impact of the European Consumer Products Business consolidation, partially offset by the debt reduction following the Crown Vantage spin-off. On a pro forma basis, assuming the consolidation and the spin-off had occurred at the beginning of 1994, interest expense would have increased from $199 million in 1994 to $204 million in 1995, due to higher average short-term interest rates.

       Other income increased to $40 million in 1995, from $29 million in 1994. Substantially all of the increase was attributable to higher equity earnings of unconsolidated affiliates, principally from the improved performance of Aracruz following the sharp upturn in worldwide market pulp prices in 1995.

       In 1995, the company reported an effective tax rate of 43 percent, excluding the charge for the French income tax rate increase. This differed from the combined federal and state statutory rate primarily because of the relative size of nondeductible goodwill amortization expense and certain foreign pretax losses for which no tax benefit was then available. At 45.2 percent, the 1994 effective tax rate was slightly higher than the 1995 rate, principally because of the smaller absolute pretax results.

James River Corporation of Virginia and Subsidiaries
Consolidated Statements of Operations

                                                                                      52 Weeks       53 Weeks          52 Weeks
                                                                                         Ended          Ended             Ended
                                                                                   December 29,   December 31,      December 25,
(in millions, except per share amounts)                                                   1996           1995              1994
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                           $  5,690.5       $6,799.5       $   5,417.3
Cost of goods sold                                                                     4,216.7        5,258.9           4,452.0
Selling and administrative expenses                                                    1,030.2        1,065.4             808.7
Severance and other items                                                                 10.7           51.9               9.6
                                                                                    ----------       --------       -----------
    Income from operations                                                               432.9          423.3             147.0
Interest expense                                                                         165.4          226.4             185.6
Other income, net                                                                         21.6           40.3              28.9
                                                                                    ----------       --------       -----------
Income (loss) before income taxes and minority interests                                 289.1          237.2              (9.7)
Income tax expense:
    Tax on current income or loss                                                        127.2          102.0               4.4
    Effect of tax rate change                                                                             7.4
                                                                                    ----------       --------       -----------
      Total income tax expense                                                           127.2          109.4               4.4
                                                                                    ----------       --------       -----------
    Income (loss) before minority interests                                              161.9          127.8             (14.1)
Minority interests                                                                        (4.6)          (1.4)              1.1
                                                                                    ----------       --------       -----------
      Net income (loss)                                                             $    157.3       $  126.4       $     (13.0)
                                                                                    ==========       ========       ===========
Preferred dividend requirements                                                          (58.5)         (58.5)            (45.8)
                                                                                    ----------       --------       -----------
      Net income (loss) applicable to common shares                                 $     98.8       $   67.9       $     (58.8)
                                                                                    ==========       ========       ===========
      Net income (loss) per share                                                   $     1.15       $    .81       $      (.72)
                                                                                    ==========       ========       ===========

Weighted-average number of common shares
    and common share equivalents                                                          86.0          84.1              81.7
                                                                                    ==========       ========       ===========

The accompanying notes are an integral part of the consolidated financial statements.

James River Corporation of Virginia and Subsidiaries
Consolidated Balance Sheets

                                                             December 29,      December 31,
(in millions)                                                       1996              1995
-------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                   $   33.8          $    66.1
    Accounts receivable                                            717.9              847.3
    Inventories                                                    650.4              821.4
    Prepaid expenses and other current assets                       39.1               52.3
    Deferred income taxes                                           78.5               83.4
                                                                --------          ----------
      Total current assets                                       1,519.7            1,870.5
                                                                --------          ----------
Net property, plant and equipment                                3,751.5            4,074.1
Investments in affiliates                                          154.6              146.8
Other assets                                                       385.7              395.8
Goodwill                                                           730.0              771.7
                                                               ---------          ---------
      Total assets                                             $ 6,541.5          $ 7,258.9
                                                               =========          =========

Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable                                            $  507.8          $   560.5
    Accrued liabilities                                            595.6              493.7
    Current portion of long-term debt                              116.9               44.8
                                                                --------          ----------
      Total current liabilities                                  1,220.3            1,099.0
                                                                --------          ----------
Long-term debt                                                   1,853.9            2,503.0
Accrued postretirement benefits other than pensions                458.0              464.7
Deferred income taxes                                              443.0              489.3
Other long-term liabilities                                        259.9              448.7
                                                                --------          ----------
      Total liabilities                                          4,235.1            5,004.7
                                                                --------          ----------
Shareholders' equity:
    Preferred stock                                                738.4              740.3
    Common stock, $.10 par value; shares outstanding,
      1996-86.2 million and 1995-84.9 million                        8.6                8.5
    Additional paid-in capital                                   1,307.6            1,294.1
    Retained earnings                                              251.8              211.3
                                                                --------          ----------
      Total shareholders' equity                                 2,306.4            2,254.2
                                                                --------          ----------
         Total liabilities and shareholders' equity             $6,541.5          $ 7,258.9
                                                                ========          ==========

The accompanying notes are an integral part of the consolidated financial statements.

James River Corporation of Virginia and Subsidiaries
Consolidated Statements of Cash Flows

                                                                                    52 Weeks         53 Weeks           52 Weeks
                                                                                       Ended            Ended              Ended
                                                                                 December 29,     December 31,       December 25,
(in millions)                                                                           1996             1995               1994
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) operating activities:


    Net income (loss)                                                               $  157.3         $  126.4         $    (13.0)
    Depreciation expense and cost of timber harvested                                  400.9            461.4              398.4
    Amortization of goodwill                                                            21.4             24.4               12.1
    Deferred income tax provision (benefit)                                             21.0             33.0               (4.6)
    Severance and other items                                                           10.7             51.9                9.6
    Undistributed earnings of unconsolidated affiliates                                 (1.1)            (1.9)             (13.7)
Change in current assets and liabilities,
    net of effects of acquisitions and dispositions:
    Accounts receivable                                                                 61.6             (6.6)             (25.5)
    Inventories                                                                         70.7            (48.3)              46.3
    Other current assets                                                                 7.3             (0.8)             (17.6)
    Accounts payable and accrued liabilities                                             7.5            (30.7)             (19.3)
Other, net                                                                             (38.1)             0.5               38.4
                                                                                     --------         --------          ---------
      Cash provided by operating activities                                            719.2            609.3              411.1
                                                                                     --------         --------          ---------
Cash provided by (used for) investing activities:
    Expenditures for property, plant and equipment                                    (426.1)          (441.2)            (351.7)
    Cash paid for acquisitions, net                                                   (199.9)           (52.5)            (538.0)
    Cash received from sale of assets                                                  496.6             10.9               34.6
    Other, net                                                                          10.3             50.9               (4.1)
                                                                                     --------         --------          ---------
      Cash used for investing activities                                              (119.1)          (431.9)            (859.2)
                                                                                     --------         --------          ---------
Cash provided by (used for) financing activities:
    Additions to long-term debt                                                          4.2              9.1              439.5
    Payments of long-term debt                                                        (545.2)          (608.5)            (145.2)
    Proceeds from spin-off of Crown Vantage Inc.                                                        480.4
    Preferred stock issued, net of issuance costs                                                                          278.8
    Common and preferred stock cash dividends paid                                     (97.2)          (120.4)             (88.4)
    Common stock issued on exercise of stock options                                     7.8             68.8                0.4
    Other, net                                                                          (2.0)                               (1.3)
                                                                                     --------         --------          ---------
      Cash provided by (used for) financing activities                                (632.4)          (170.6)             483.8
                                                                                     --------         --------          ---------
    Increase (decrease) in cash and cash equivalents                                   (32.3)             6.8               35.7
    Cash and cash equivalents, beginning of year                                        66.1             59.3               23.6
                                                                                     --------         --------          ---------
      Cash and cash equivalents, end of year                                        $   33.8         $   66.1           $   59.3
                                                                                     ========         ========          =========

The accompanying notes are an integral part of the consolidated financial statements.

James River Corporation of Virginia and Subsidiaries
Consolidated Statements of Changes in Capital Accounts


                                                                                       52 Weeks         53 Weeks          52 Weeks
                                                                                          Ended            Ended             Ended
                                                                                    December 29,     December 31,      December 25,
(in millions)                                                                              1996             1995              1994
-----------------------------------------------------------------------------------------------------------------------------------


Preferred stock
    Balance, beginning of year                                                      $     740.3      $     740.3       $     454.1
    Issuance of Series P preferred stock                                                                                     287.5
    Other                                                                                  (1.9)                              (1.3)
                                                                                    -----------      -----------      ------------
      Balance, end of year                                                          $     738.4      $     740.3       $     740.3
                                                                                    ===========      ===========       ============
Common shareholders' equity


Common stock:
    Balance, beginning of year                                                      $       8.5      $       8.2       $       8.2
    Exercise of stock options and awards                                                                      .3
    Restricted stock awards                                                                  .1
                                                                                    -----------      -----------       -----------
      Balance, end of year                                                                  8.6              8.5               8.2
                                                                                    -----------      -----------       -----------
Additional paid-in capital:
    Balance, beginning of year                                                          1,294.1          1,211.9           1,219.0
    Exercise of stock options and awards, net of tax effect                                10.6             82.2               1.6
    Restricted stock compensation earned                                                    2.9
    Preferred stock issuance costs                                                                                            (8.7)
                                                                                    -----------      -----------       -----------
      Balance, end of year                                                              1,307.6          1,294.1           1,211.9
                                                                                    -----------      -----------       -----------
Retained earnings:
    Balance, beginning of year                                                            211.3            201.2             286.9
    Net income (loss)                                                                     157.3            126.4             (13.0)
    Common stock cash dividends declared                                                  (51.2)           (50.0)            (49.0)
    Preferred stock cash dividends declared                                               (58.5)           (58.5)            (45.8)
    Spin-off of Crown Vantage Inc.                                                                         (38.2)
    Change in equity component of minimum pension liability                                11.6               .5              14.9
    Foreign currency translation and other                                                (18.7)            29.9               7.2
                                                                                    -----------      -----------       -----------
      Balance, end of year                                                                251.8            211.3             201.2
                                                                                    -----------      -----------       -----------
         Common shareholders' equity, end of year                                   $   1,568.0      $   1,513.9       $   1,421.3
                                                                                    ===========      ===========       ===========



The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements


Note 1
-----------------------------------------------------------------------------
SUMMARY OF
SIGNIFICANT
ACCOUNTING
POLICIES




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


Fiscal Year
James River's fiscal year includes the 52 or 53 weeks ending on the last Sunday in December. The years ended December 29, 1996, and December 25, 1994, each included 52 weeks while the year ended December 31, 1995, included 53 weeks. In 1995, the Company changed the fiscal year end of its European Consumer Products subsidiary from November 30 to December 31 to eliminate the one-month lag in reporting. The one-month lag was eliminated as an adjustment to retained earnings of $8 million.


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

Intangible Assets
The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over 40 years. Goodwill is presented net of accumulated amortization of $108.7 million as of December 29, 1996, and $92.2 million as of December 31, 1995. Differences between the Company's carrying value of investments in unconsolidated affiliates and its share of the underlying net assets of such affiliates are amortized over periods of up to 40 years.
        The recoverability of goodwill is periodically evaluated to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation is based upon whether the goodwill is fully recoverable from the projected undiscounted cash flows of the assets and businesses to which the goodwill relates. On December 29, 1996, and December 31, 1995, the Company believes that no impairment of goodwill was indicated.

Interest Costs
The Company capitalizes interest costs as part of the cost of constructing certain facilities and equipment.

(in millions)                                                1996           1995           1994
-----------------------------------------------------------------------------------------------
Total interest costs                                    $   170.5      $   233.3     $    188.7
Interest capitalized                                         (5.1)          (6.9)          (3.1)
                                                        ---------      ---------     ----------
    Net interest expense                                $   165.4      $   226.4     $    185.6
                                                        =========      =========     ==========
Interest paid                                           $   168.7      $   233.9     $    168.3
                                                        =========      =========     ==========

Other Operating Expenses
Research and development expenditures are expensed as incurred. Direct and readily identifiable indirect research and development costs totaled $46.4 million in 1996, $53.5 million in 1995 and $47.0 million in 1994. Advertising costs are expensed as incurred and amounted to $92.0 million in 1996, $100.2 million in 1995 and $82.8 million in 1994.


Foreign Currency Translation
The accounts of most foreign subsidiaries and affiliates are measured using local currency as the functional currency. For those entities, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net earnings and accumulated as a separate component of retained earnings.
        Gains and losses from foreign currency transactions are included in other income. The U.S. dollar is used as the functional currency for subsidiaries and affiliates operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in other income.
        The change in the cumulative gain (loss) included in the translation component of retained earnings resulting from the translation of assets and liabilities of foreign subsidiaries and affiliates, net of the effect of exchange rate hedges, was as follows:

(in millions)                                                1996           1995           1994
------------------------------------------------------------------------------------------------
Balance, beginning of year                              $    13.1      $   (31.3)    $    (38.5)
Translation adjustments                                     (19.2)          19.8           (6.5)
Related income tax effect                                    (3.9)          24.6           13.7
                                                        ----------     ----------    -----------
    Balance, end of year                                $   (10.0)     $    13.1     $    (31.3)
                                                        ==========     ==========    ===========

Derivative Financial Instruments
The Company's debt structure and international operations give rise to exposure to market risks from changes in interest rates and foreign currency exchange rates. To manage these risks, derivative financial

Notes to Consolidated Financial Statements

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



NOTE 2
-----------------------------------------------------------------------------
ACQUISITIONS,
DISPOSITIONS
AND OTHER
TRANSACTIONS


1996
On September 3, 1996, the Company purchased the remaining 14% minority interest in its European Consumer Products subsidiary, under an existing put and call agreement, from EuroPaper Inc. ("EuroPaper") for $199.9 million. Prior to the settlement, James River's consolidation of its European Consumer Products subsidiary included the EuroPaper minority interest at a book value of $151 million. Concurrent with the receipt of the put exercise notice from EuroPaper on June 29, 1996, James River recorded the acquisition of the remaining 14% minority interest under the purchase method of accounting.
        On August 22, 1996, the Company completed the sale of its Flexible Packaging group for gross cash proceeds of $372.7 million. The Flexible Packaging group included ten manufacturing facilities with 2,200 employees. These facilities included four lamination and coating plants, five film and converting plants, and a rigid plastics container plant. Net assets sold totaled $336.7 million, net of total liabilities of $8.4 million. The Flexible Packaging group had annual net sales of $483 million. Proceeds from this transaction were used to settle the EuroPaper put and reduce long-term debt. Pro forma results for 1996 and 1995, adjusted for the Flexible Packaging group sale, are presented under the heading Supplemental Pro Forma Financial Information, herein.
        In October 1996, the Company completed the sale of its Inks division of the Packaging Business, which included seven plants, for gross cash proceeds of $27 million. This division manufactured and sold high quality inks for packaging applications with annual sales of approximately $47 million. In May 1996, James River completed the sale of its specialty operations business, which was a part of the North American Consumer Products Business, for cash proceeds of approximately $30 million and a combination of subordinated long-term notes and preferred stock. The specialty operations business, with annual sales of approximately $125 million, consisted of a party goods facility, a specialty mill, and a foodservice specialties plant. In January 1996, the Company contributed its Handi-Kup foam cup operations, formerly part of the North American Consumer Products Business, to a joint venture for $26 million of cash, approximately $10 million face value of subordinated long-term notes, and a 45% minority interest in the joint venture. The Handi-Kup operations contributed to the joint venture included four foam cup plants, with annual sales of approximately $96 million. The Company's interest in the joint venture was subsequently sold in December 1996 for cash proceeds of $26 million, including the collection of the subordinated long-term notes.

1995
On August 25, 1995, the Company completed the spin-off to shareholders of Crown Vantage Inc. ("Vantage") which included a large part of the Company's Communications Papers Business, along with the specialty paper-based portion of its Packaging Business. Net proceeds from Vantage's financings totaling $480 million and pay-in-kind notes valued at $85 million were received by James River as a result of the spin-off. These amounts were treated as a return of the Company's investment. The book value of net assets spun off to Vantage less proceeds received totaled $38 million which was recorded as an adjustment to retained earnings. The operating results of the facilities which comprise Vantage were included in the consolidated statement of operations and the consolidated statement of cash flows through the eight months (35 weeks) ended August 27, 1995. Pro forma results for 1995, adjusted for the Vantage spin-off, are presented under the heading Supplemental Pro Forma Financial Information, herein.
        In November 1995, the Company acquired the cutlery division of Benchmark Holdings, Inc. for $52.5 million. In May 1995, James River sold its option to purchase its partners' 50% interest in the chemical recovery and cogeneration facility at the Pennington, Alabama, pulp and paper mill for $22.2 million. The net proceeds were recognized as a deferred gain and are being amortized over 18 years. James River retained ownership of the remaining 50% interest in this facility.


1994
Prior to July 5, 1994, James River and Rayne Holdings Inc. ("Rayne") each owned 50% of Jamont Holdings N.V. ("Jamont Holdings") which, in turn, owned 86.4% of the European Consumer Products Business. The European Consumer Products Business produces branded and private label tissue, feminine hygiene and foodservice products for the retail and away-from-home markets in Europe. On July 5, 1994, James River completed the acquisition of Rayne's 50% ownership interest in Jamont Holdings for approximately $575 million in cash. The European Consumer Products Business was consolidated beginning in July 1994; prior to that time, it was accounted for using the equity method.

        In March 1994, the Company sold its 50% interest Coastal Paper
Company, a Mississippi-based producer of lightweight papers. The Company also completed the sale of certain assets of its inactive Fitchburg, Massachusetts, facility in September 1994, and the sale of its Sandston, Virginia, specialty tabletop facility in November 1994. During 1994, James River also completed the sale of 47,000 acres of timberlands.


Summary
The purchase prices of acquisitions were allocated to the acquired net assets based on their respective fair values as summarized below.

(in millions)                                                1996           1995           1994
-----------------------------------------------------------------------------------------------
Acquisitions of consolidated entities:
    Fair value of assets acquired                       $   199.9      $    55.2     $  2,119.9
    Liabilities assumed or created                                          (2.7)      (1,543.0)
                                                        ---------      ----------     ---------
    Cash paid for acquisitions                              199.9           52.5          576.9
                                                        ---------      ----------     ---------
    Cash acquired                                                                         (38.9)
                                                        ---------      ----------     ---------
      Cash paid for acquisitions, net                   $   199.9      $    52.5     $    538.0
                                                        =========      ==========    ==========
Dispositions (other than Vantage spin-off):
    Fair value of assets sold                           $   508.9      $    13.7     $     37.0
    Noncash consideration received                          (12.3)          (2.8)          (2.4)
                                                        ---------      ----------     ---------
      Cash received from sale of assets                 $   496.6      $    10.9     $     34.6
                                                        =========      ==========    ==========

Notes to Consolidated Financial Statements
NOTE 3
---------------------------------------------------------------------------
SEVERANCE
AND OTHER
ITEMS

1996
During 1996, the Company recorded a net severance and other items charge of $10.7 million which included $40.6 million of severance charges and $59.3 million of asset write-downs offset by $89.2 million in net gains on business dispositions (see Note 2). Severance charges related to the termination of 580, 200 and 90 employees at the Company's North American Consumer Products Business, European Consumer Products Business and other domestic manufacturing and corporate facilities, respectively. Asset write-downs related to the phase-out of certain packaging equipment and planned asset consolidations in Europe. The Company has made severance payments of $69.7 million to approximately 2,000 employees for whom severance costs have been accrued since December 1994.


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


1994
In December 1994, the Company recorded $9.6 million which included severance charges for announced reductions-in-force of $16.4 million, asset write-offs of $28.9 million, and the reversal of $35.7 million of reserves associated with a 1992 restructuring program. Severance charges represent the costs related to the termination of approximately 650 employees primarily located at Communications Papers and Packaging facilities. Asset write-offs related to the phase-out of certain packaging equipment and planned asset consolidations in Europe. The reversal of a portion of the 1992 restructuring charge results from the Company's decision not to dispose of certain facilities.


NOTE 4
---------------------------------------------------------------------------
OTHER INCOME


(in millions)                                                 1996          1995           1994
-----------------------------------------------------------------------------------------------
Equity in earnings of unconsolidated affiliates         $     10.2     $    25.7     $     13.7
Interest income                                                6.6          11.2            9.9
Gain on sale of assets                                         5.1           4.3            5.2
Foreign currency exchange gains (losses)                        .8           (.3)           (.6)
Other, net                                                    (1.1)          (.6)            .7
                                                        ----------     ---------     ----------
    Total other income                                  $     21.6     $    40.3     $     28.9
                                                        ==========     =========     ==========

NOTE 5
-------------------------------------------------------------------------------
INCOME TAXES

The components of income (loss) before income taxes and minority interests were as follows:



(in millions)                                  1996          1995           1994
---------------------------------------------------------------------------------
Domestic                                 $    210.6     $   197.2     $      7.2
Foreign                                        78.5          40.0          (16.9)
                                         ----------     ---------     -----------
    Income (loss) before income taxes
      and minority interests             $    289.1     $   237.2     $     (9.7)
                                         ==========     =========     ===========

Income tax expense (benefit) consisted of the following:


(in millions)                          1996        1995           1994
-----------------------------------------------------------------------
Current:
    Federal                         $  65.3     $  66.5        $   3.6
    State                              10.5         6.3            1.3
    Foreign                            30.4         3.6            4.1
                                   --------     -------       ---------
      Total current income
         tax provision                106.2        76.4            9.0
                                   --------     -------       ---------

Deferred:
    Federal                            14.1         1.3           (3.3)
    State                                .5         8.1            (.6)
    Foreign                             6.4        23.6            (.7)
                                   --------     -------       ---------
      Total deferred income
         tax provision (benefit)       21.0        33.0           (4.6)
                                   --------     -------       ---------
         Income tax expense         $ 127.2     $ 109.4         $  4.4
                                   ========     =======       =========

During 1996 and 1995, tax benefits credited to shareholders' equity which primarily related to the redemption of stock options were $1.1 million and $12.4 million, respectively. Cash payments for income taxes totaled $58.5 million in 1996, $78.7 million in 1995 and $14.1 million in 1994.
        No provision for income taxes has been made for $66.2 million of undistributed earnings of certain of the Company's foreign subsidiaries and affiliates which have been indefinitely reinvested. It is not practicable to determine the amount of U.S. income tax which would be payable if such undistributed foreign earnings were repatriated because any U.S. taxes payable on such repatriation would be offset, at least in part, by foreign tax credits.
        Principal reasons for the difference between the federal statutory income tax rate on income (loss) before income taxes and minority interests and the Company's effective income tax rate were as follows:

                                                            Percent of Pretax Income or (Loss)
                                                           ------------------------------------
                                                            1996           1995          1994
-----------------------------------------------------------------------------------------------
Federal statutory income tax rate                           35.0%          35.0%        (35.0)%
State income taxes, net of federal income tax effect         2.5            3.9           5.1
Charitable contributions fair market value in excess
 of basis                                                                               (22.9)
Foreign losses not benefitted                                               4.4          63.4
Goodwill                                                     4.0            3.3          43.3
Other items, net                                             2.5           (3.6)         (8.7)
                                                           -------        -------       ------
   Effective income tax rate on current income (loss)       44.0%          43.0%         45.2%
                                                           -------        -------       ------
Effect of increase in income tax rate                                       3.1
                                                           -------        -------       ------

   Effective income tax rate                                44.0%          46.1%         45.2%
                                                           ======          =====        ======

In August 1995, the French Parliament passed a law imposing a 10% tax surcharge on the normal corporate tax rate, effectively increasing this rate 3%. The Company recorded a $7.4 million charge ($6.3 million, net of minority interests) to increase the deferred tax liability for the effect of this increase in tax rate.
                                                                        39

Notes to Consolidated Financial Statements

        The income tax effects of temporary differences that gave rise to the net deferred tax liability as of December 29, 1996, and December 31, 1995, were as follows:

(in millions)                                                               1996           1995
-----------------------------------------------------------------------------------------------
Excess of book over tax basis of property, plant and equipment         $   680.8     $    785.8
Pension benefits                                                            76.1           72.5
Other items                                                                 64.0           49.9
                                                                       ---------      ---------
    Total deferred tax liabilities                                         820.9          908.2
                                                                       ---------      ---------
Postretirement benefits other than pensions                               (181.3)        (184.3)
Alternative minimum tax credit carryforwards                               (92.7)        (126.5)
Accrued liabilities                                                       (113.3)        (105.2)
Tax loss carryforwards                                                     (40.0)         (63.3)
Other items                                                                (60.1)         (66.8)
                                                                        ---------      ---------
    Total deferred tax assets                                             (487.4)        (546.1)
                                                                        ---------      --------
    Valuation allowance                                                     31.0           43.8
                                                                        --------      ----------
      Net deferred tax liability                                       $   364.5     $    405.9
                                                                       =========     ===========

The valuation allowance as of December 29, 1996, and December 31, 1995, reflects the impact of foreign net operating losses and tax credits for which the Company does not currently anticipate receiving future tax benefits. If recognized in the future, $9.5 million of these tax benefits will be allocated to reduce goodwill of certain acquired subsidiaries.
       The Internal Revenue Service is currently reviewing the Company's federal income tax returns for the years 1990 through 1992. In the opinion of management, potential adjustments resulting from these examinations will not have a material effect on the Company's financial condition.
       As of December 29, 1996, the Company had $104.3 million of foreign net operating loss carryforwards which expire primarily from 1997 through 2005 and $2.8 million of foreign tax credit carryforwards which expire from 1998 through 2000. The Company also had alternative minimum tax ("AMT") credit carryforwards of $92.7 million which have been reflected as a reduction of deferred taxes. AMT credits may generally be carried forward indefinitely and used in future years to the extent the Company's regular tax liability exceeds the AMT liability for such future years.


NOTE 6
----------------------------------------------------------------------------
PENSION PLANS


James River sponsors various contributory and noncontributory pension plans which cover substantially all employees. The Company also participates in several multiemployer retirement plans which provide defined benefits to employees covered under certain collective bargaining agreements. Benefits under the majority of plans for hourly employees are primarily based on stated benefits per year of credited service. Benefits for salaried employees are primarily related to compensation and years of credited service. The Company makes contributions to its plans sufficient to meet the minimum funding requirements of applicable laws and regulations plus additional amounts, if any, as the Company, in consultation with its actuaries, deems to be appropriate. Contributions to multiemployer plans are generally based on negotiated labor contracts. The Company's contributions totaled $19.5 million, $32.6 million and $26.7 million in 1996, 1995 and 1994, respectively. Plan assets consist principally of equity securities and corporate and government obligations.

        The components of net pension cost were as follows:


(in millions)                                                1996           1995           1994
------------------------------------------------------------------------------------------------
Service cost                                            $    16.7      $    16.2     $     20.8
Interest accrued on projected benefit obligation             84.8           95.5           95.0
Net investment (income) loss on plan assets:
    Actual                                                 (162.9)        (246.0)         (12.8)
    Deferral of difference between actual and
      expected investment income                             59.1          137.0          (97.4)
Net amortization                                             11.9            8.8           19.8
Contributions to multiemployer pension plans                  4.6            5.1            5.1
                                                        ---------     ----------     -----------
    Net pension cost                                    $    14.2      $    16.6     $     30.5
                                                        =========     ===========    ===========

Net amortization included amortization of the net transition assets, net experience gains and losses, and prior service costs over 15 to 20 years. The Company incurred termination benefit and curtailment costs associated with the 1996, 1995 and 1994 business dispositions and severance programs. Charges of $18.3 million, $8.0 million and $4.1 million are included with severance and other expenses for the years ended December 29, 1996, December 31, 1995, and December 25, 1994, respectively.
        The actuarial assumptions used in determining net pension costs were as follows:

                                                            1996           1995           1994
----------------------------------------------------------------------------------------------
Discount rate                                               7.5%           8.6%           7.4%
Assumed rate of increase in compensation levels             5.0%           5.0%           5.5%
Expected long-term rate of return on plan assets           10.0%          10.0%          10.0%

   The following table sets forth the funded status of the Company's plans:

                                                   1996                         1995
                                        --------------------------    --------------------------
                                             Assets    Accumulated         Assets    Accumulated
                                             Exceed       Benefits         Exceed       Benefits
                                        Accumulated         Exceed    Accumulated         Exceed
(in millions)                              Benefits         Assets       Benefits         Assets
------------------------------------------------------------------------------------------------
Actuarial present value of:
    Vested benefits                      $    902.2     $    164.0      $   859.9         $216.4
    Nonvested benefits                         31.6           17.6           29.8           23.3
                                         ----------     ----------      ----------    -----------

      Accumulated benefit obligation          933.8          181.6          889.7          239.7
    Effect of projected future salary
       increases                               22.8             .8           25.0             .5
                                         ----------     ----------      ----------    -----------
      Projected benefit obligation            956.6          182.4          914.7          240.2
                                         ----------     ----------      ----------    -----------
Plan assets at fair value                   1,200.4          158.0        1,067.6          198.7
                                         ----------     ----------      ----------    -----------
Plan assets in excess of (less than)
    projected benefit obligation              243.8          (24.4)         152.9          (41.5)
Unrecognized net (gain) loss                  (82.6)          11.9           10.0           31.9
Unrecognized prior service cost                33.3           30.9           30.9           40.6
Unrecognized net transition asset              (7.7)          (3.0)          (8.7)          (4.4)
Minimum pension liability                                    (39.0)                        (67.6)
                                         ----------     ----------      ----------    -----------
    Net pension asset (liability)        $    186.8     $    (23.6)     $   185.1     $    (41.0)
                                         ==========     ==========      ==========     ==========


As of December 29, 1996, benefit obligations were determined using a discount rate of 7.75% and an assumed rate of increase in compensation levels of 5.0%. The effect of the changes in these assumptions was a decrease in the projected benefit obligation of $28.6 million.
        Other assets included net noncurrent pension assets of $202.2 million as of December 29, 1996, and $211.7 million as of December 31, 1995, exclusive of the additional minimum pension liabilities. As of December 29, 1996, $39.0 million of additional minimum pension liabilities for underfunded plans were included in other long-term liabilities, offset by an intangible asset of $30.5 million and a charge of $5.1

Notes to Consolidated Financial Statements

million to retained earnings, net of deferred taxes of $3.4 million. As of December 31, 1995, the additional minimum pension liability of $67.6 million was offset by an intangible asset of $40.2 million and a charge to retained earnings of $16.7 million, net of deferred taxes of $10.7 million.
        In 1995, net noncurrent pension assets and minimum pension liabilities were reduced by $28.7 million and $22.2 million, respectively, reflecting plans spun off with Vantage. Under certain conditions, including the inability of Vantage to fund required contributions, the Company has agreed to assume the liability for any underfunded benefits for the plans spun off. In the opinion of the Company's management, it is unlikely that these conditions will occur.

NOTE 7
--------------------------------------------------------------------------
POSTRETIREMENT
BENEFITS OTHER
THAN PENSIONS

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

(in millions)                                                 1996          1995           1994
------------------------------------------------------------------------------------------------
Service cost                                            $      8.0     $    10.4     $     11.4
Interest cost on accumulated
    postretirement benefit obligation                         28.2          39.7           38.8
Net amortization                                              (7.0)         (8.4)          (7.4)
                                                        ----------     ---------     -----------
    Net periodic postretirement benefit cost            $     29.2     $    41.7     $     42.8
                                                        ==========     =========     ===========

Net amortization included amortization of prior service gains and net experience gains and losses over 15 years. In 1996, the Company incurred curtailment gains of $12.2 million related to its business dispositions. The discount rate used in determining the net periodic postretirement benefit cost was 7.4% for 1996, 8.5% for 1995 and 7.5% for 1994. The discount rate used in determining the accumulated postretirement benefit obligation was 7.6% as of December 29, 1996. The effect of the increase in the discount rate was a decrease in the accumulated benefit obligation of $10.7 million.
        Summary information on the Company's plans was as follows:

(in millions)                                                              1996           1995
----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                                           $  183.1      $   179.0
    Fully eligible active participants                                     40.8           50.3
    Other active participants                                             118.8          157.5
                                                                       --------      ----------
      Total accumulated postretirement benefit obligation                 342.7          386.8
Unrecognized net gain                                                      63.3           18.4
Unrecognized prior service gain                                            74.4           81.5
                                                                       --------      ----------
    Accrued postretirement benefit obligation                          $  480.4      $   486.7
                                                                       ========      ==========

As of December 29, 1996, and December 31, 1995, the Company has included $22.4 million and $22.0 million of accrued postretirement benefit costs in accrued liabilities, respectively, representing the estimated current portion of this liability.
        The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% in 1996, declining by .5% per year through 2003 and .25% thereafter through 2005 to an ultimate rate of 5.0%. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 29, 1996, would have increased by $33.8 million. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1996 would have been an increase of $4.4 million.




NOTE 8
------------------------------------------------------------------------------
SUPPLEMENTAL
BALANCE SHEET
INFORMATION

Inventories
(in millions)                                                              1996          1995
---------------------------------------------------------------------------------------------
Raw materials                                                            $135.7        $197.1
Finished goods and work in process                                        418.2         557.6
Stores and supplies                                                       131.6         151.4
                                                                       --------      --------
                                                                          685.5         906.1
Subtraction to state certain inventories at last-in, first-out cost       (35.1)        (84.7)
                                                                       --------      --------
    Total inventories                                                    $650.4        $821.4
                                                                       ========      ========
Valued at lower of cost or market:
    Last-in, first-out                                                   $365.7        $482.9
    First-in, first-out or average                                        284.7         338.5
                                                                       --------      --------
    Total inventories                                                    $650.4        $821.4
                                                                       ========      ========

Property, Plant and Equipment
(in millions)                                                              1996          1995
----------------------------------------------------------------------------------------------
Land and improvements                                                 $   168.9    $    177.5
Buildings                                                                 824.4         894.9
Machinery and equipment                                                 4,564.6       4,788.7
Construction in progress                                                  219.1         226.8
                                                                       --------      --------
                                                                        5,777.0       6,087.9
Accumulated depreciation                                               (2,115.7)     (2,106.9)
                                                                       --------      --------
                                                                        3,661.3       3,981.0
Timber and timberlands, net                                                90.2          93.1
                                                                       --------      --------
    Net property, plant and equipment                                 $ 3,751.5    $  4,074.1
                                                                       ========      ========

Accrued Liabilities
(in millions)                                                              1996          1995
---------------------------------------------------------------------------------------------
Taxes payable, other than income taxes                                 $   95.8      $   93.3
Employee insurance benefits                                                69.9          63.6
Compensated absences                                                       53.7          61.7
Income taxes payable                                                       55.1           3.5
Other items                                                               321.1         271.6
                                                                       --------      --------
    Total accrued liabilities                                          $  595.6      $  493.7
                                                                       ========      ========

                                                                        43

Notes to Consolidated Financial Statements

NOTE 9
--------------------------------------------------------------------------------
INVESTMENTS
IN AFFILIATES

As of December 29, 1996, James River's principal investments in affiliates accounted for using the equity method included investments in Aracruz Celulose S.A. ("Aracruz"), the Naheola Cogeneration Limited Partnership (the "Naheola Partnership"), Dubreuil Forest Products Limited ("Dubreuil"), and Ipek Kagit Sanayi ve Ticaret A.S. ("Ipek Kagit"). Aracruz, in which James River has a 5.2% indirect ownership interest, is a major Brazilian eucalyptus pulp producer. James River's investment in Aracruz is accounted for using the equity method, as the Company has direct ownership interests in excess of 20% in certain intervening holding companies. James River has a 50% ownership interest in the Naheola Partnership, which owns and operates a $300 million chemical recovery cogeneration facility at the Company's Pennington, Alabama, pulp and paper mill. Dubreuil, in which James River has a 40% indirect ownership interest, operates a sawmill in Dubreuilville, Ontario. James River has a 50% ownership interest in Ipek Kagit, a Turkish producer of sanitary paper products.
        Changes in James River's investments in affiliates during 1996 and 1995 were as follows:

(in millions)                                           1996          1995
---------------------------------------------------------------------------
Balance, beginning of year                         $   146.8        $125.1
Foreign currency translation adjustments, net           (1.1)          1.2
Equity in net income                                    10.2          25.7
Dividends received                                      (9.1)        (23.8)
Other, net                                               7.8          18.6
                                                   ---------        ------
    Balance, end of year                           $   154.6        $146.8
                                                   =========        ======

James River's share of undistributed earnings of affiliates included in consolidated retained earnings was $71.5 million as of December 29, 1996, and $61.9 million as of December 31, 1995.
        James River's investments in affiliates and equity in net income were not material to the financial condition and results of operations for the year ended December 29, 1996. The summarized financial information presented below represents an aggregation of 100% of the principal companies accounted for by the equity method for the year ended December 31, 1995.

(in millions)                                                      1995
-------------------------------------------------------------------------
Condensed income statement information:
    Revenues                                                  $   184.5
    Gross profit                                                   62.1
    Net earnings                                                   74.2

Consolidated balance sheet information:
    Current assets                                            $    70.6
    Noncurrent assets, including intangibles                      509.9
    Current liabilities                                            45.0
    Noncurrent liabilities                                        193.6
    Equity                                                        341.9

James River's share of equity                                 $   153.4
                                                              =========

NOTE 10
-------------------------------------------------------------------------------
INDEBTEDNESS


(in millions)                                                               1996          1995
-------------------------------------------------------------------------------------------------
Revolving credit facilities, 4.82% average interest rate             $     341.0   $     498.6
Money market notes, 6.95% average interest rate                             48.4         305.0
Commercial paper, 3.33% average interest rate                                9.5         119.7
Notes and debentures:
    6.7% notes, payable in 2003                                            249.6         249.6
    6.75% notes, payable in 1999                                           199.8         199.7
    7.57% average interest rate medium-term notes,
      payable from 1997 to 2004                                            200.0         200.0
    7.75% debentures, payable in 2023                                      149.7         149.7
    7.50% average interest rate notes, payable to 2009                     106.0         153.9
    8.375% notes, payable in 2001                                          199.5         199.4
    9.25% debentures, payable in 2021                                      200.0         200.0
    9.77% note, payable from 2005 to 2014                                  200.0         200.0
Revenue bonds, average interest rate 7.03%, payable to 2028                 67.3          72.2
                                                                         -------       -------
    Total                                                                1,970.8       2,547.8
    Less current portion                                                   116.9          44.8
                                                                         -------       -------
      Long-term debt                                                    $1,853.9      $2,503.0
                                                                        ========      ========

Minimum Principal Payments
Minimum principal payments on long-term debt, excluding commercial paper, money market notes and revolving credit borrowings, for the next five years are as follows:

(in millions)              1997       1998        1999        2000       2001
-----------------------------------------------------------------------------
Scheduled maturities    $ 116.9    $  21.0     $ 215.6     $  41.5    $ 208.8
                        =======    =======     =======     =======    =======

If the current level of commercial paper, money market notes and revolving credit agreements remains outstanding until the expiration of the underlying or supporting agreements, additional payments of $399 million would be required in 1999. It is the Company's current intention to refinance or renew such agreements prior to their expiration.


Revolving Credit Facilities
As of December 29, 1996, James River and its consolidated subsidiaries had revolving credit agreements with various domestic and foreign banks providing for unsecured borrowings of up to approximately $1,162 million. The interest rates associated with the revolving credit agreements are primarily based, at the option of the Company, on the prime rate, the London Interbank Offered Rate ("LIBOR"), the Paris Interbank Offered Rate, certificate of deposit rates, or bankers' acceptance rates. Annual commitment fees of up to 25 basis points of the unused portion of the commitments may be incurred during the revolving loan periods; additionally, certain agreements provide for facility fees which may range from 10 to 20 basis points of the committed amounts. The majority of the Company's domestic and foreign revolving credit agreements, totaling $935 million, expire in December 1999; the remaining agreements expire between 1997 and 1998.


Commercial Paper and Money Market Notes
As of December 29, 1996, James River had domestic and foreign commercial paper programs providing for commercial paper issuances of up to $624.1 million. In addition, James River had agreements with several banks providing for other borrowings, dependent upon bank availability. Commercial paper and money market notes generally bear interest at below-prime rates. As of December 31, 1995, the outstanding commercial paper and money market notes had average interest rates of 4.68% and 6.69%, respectively. Because of the availability of long-term financing through the Company's global revolving

Notes to Consolidated Financial Statements

credit capacity and the Company's intention to refinance commercial paper and money market notes, these borrowings have been classified as long-term debt.
        During 1996, the Company made payments on long-term debt of $545 million, resulting in the reduction of commercial paper and money market borrowings of $358 million, revolving credit agreements of $138 million and notes and debentures of $49 million. This reduction in long-term debt was primarily funded through divestiture proceeds (see Note 2) and cash flows from operations.


Notes and Debentures
The Company's most restrictive debt agreements contain limitations on borrowings and require maintenance of a minimum amount of net worth. As of December 29, 1996, under the most restrictive provisions of the Company's debt agreements, the Company had additional borrowing capacity of $1.6 billion and net worth in excess of the minimum requirement of approximately $390 million.
        Certain of the Company's notes and revenue bonds are collateralized by assets consisting of property, plant and equipment, accounts receivable and inventories. Such assets are immaterial in relation to total assets.


NOTE 11
--------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS


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


Interest Rate Instruments
The Company's strategy is to optimize the ratio of the Company's fixed to variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuation. To obtain this mix, the Company primarily uses interest rate swaps and options that have the effect of converting specific debt obligations of the Company from fixed to variable rate, or vice versa, as required.
        The Company has entered into interest rate swap agreements under which it pays to counterparties a variable interest rate based on LIBOR and the counterparties pay the Company a fixed interest rate on a notional principal amount of $1,286 million. Additionally, the Company entered into options under which premiums are paid to a counterparty in exchange for protection from paying the LIBOR based rates in excess of 6.5% up to 8.01% on $646 million of the $1,286 million in notional amount of interest rate swaps. These contracts mature in September 1998 and January 1999. The weighted average pay rate and receive rate under the interest rate contracts were 4.0% and 3.7%, respectively, for the years ended December 29, 1996, and December 31, 1995.
        The fair value of the Company's financial instruments related to its indebtedness were as follows:

                                                        1996                         1995
                                           ---------------------------  ---------------------------
                                                 Carrying                     Carrying
                                                 Value or                     Value or
                                           Gross Notional        Fair   Gross Notional        Fair
(in millions)                                      Amount       Value           Amount       Value
---------------------------------------------------------------------------------------------------
Long-term debt, including current maturities    $  (1,971)  $  (2,065)       $  (2,548)   $ (2,700)
Interest rate swaps                                 1,286         (15)           1,286          (3)

The estimates of fair values of the Company's financial instruments related to indebtedness are based on quoted market prices of comparable instruments or on current rates available to the Company for financial instruments with similar terms and remaining maturities. Based on the Company's total indebtedness at

December 29, 1996, a 10 basis point interest rate change would impact the fair value of the total debt portfolio by approximately $9.6 million. This exposure would be offset by a $2.5 million change to the fair value of the interest rate swap portfolio.


Currency Instruments
The Company entered into foreign exchange contracts that hedge a portion of its net investment in its European Consumer Products Business. The total notional amount of such hedges was $470 million as of December 29, 1996, and December 31, 1995. Of such notional amount, $330 million was denominated in French francs and the remaining $140 million was denominated in British pounds, Belgian francs and Spanish pesetas. In connection with these contracts, the Company has entered into interest rate swap agreements to mitigate the related interest rate exposure of the foreign exchange contracts. The weighted-average pay and receive rates on the interest rate agreements were 7.6% and 5.1%, and 7.9% and 5.4%, respectively, for the years ended December 29, 1996, and December 31, 1995, respectively. These contracts mature on September 1, 1998.
        As of December 29, 1996, and December 31, 1995, the carrying value of foreign exchange contracts was a net liability of $59.3 million and $86.7 million, respectively, and the fair value, based on quoted market prices of comparable instruments, was a net liability of $85.3 million and $108.0 million, respectively.
        The Company's European Consumer Products Business entered into foreign exchange contracts which mature in one year or less to hedge its market rate risk from exposure to changes in foreign currency exchange rates primarily resulting from intercompany financing and commercial transactions. As of December 29, 1996, and December 31, 1995, the Company had net unrealized (losses) gains of $(.1) million and $.4 million, respectively, on a notional amount of $47 million and $81 million, respectively, for these hedge instruments.


Credit Risk
The counterparties to the Company's interest rate and foreign exchange contracts consist of a number of major financial institutions. The Company continually monitors its positions with, and the credit quality of, these institutions and does not anticipate nonperformance by the counterparties.


NOTE 12
--------------------------------------------------------------------------------
COMMON
STOCK


The Company has 150 million authorized shares of common stock, $.10 par value ("Common Stock"), of which 86,194,612 shares were outstanding on December 29, 1996. Common shares reserved for issuance as of December 29, 1996, were as follows:

                                                                    1996
-------------------------------------------------------------------------
Stock option plans                                             2,813,038
Incentive stock plan                                           2,772,158
Deferred stock plan                                              374,051
Director stock ownership plan                                     97,175
Conversion of Series K preferred stock                         2,675,087
Conversion of Series L preferred stock                         5,451,077
Conversion of Series N preferred stock                         1,439,313
Conversion of Series P preferred stock                        15,341,215
                                                              ----------
    Total common shares reserved for issuance                 30,963,114
                                                              ==========

Shareholder Rights Plan
Under a shareholder rights plan, preferred stock purchase rights ("Rights") are issued at the rate of one Right for each share of Common Stock. Each Right entitles its holder to purchase one one-thousandth of a share of Series M Cumulative Participating Preferred Stock ("Series M") at an exercise price of $150,

Notes to Consolidated Financial Statements

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

NOTE 13
--------------------------------------------------------------------------------
PREFERRED
STOCK


The Company is authorized to issue up to five million shares of preferred stock, $10 par value. The preferred shares are issuable in series, each with varying dividend rates, redemption rights, conversion terms, liquidation values and voting rights. Outstanding series of preferred stock were as follows:

                         Depositary Shares
          -----------------------------------------      Preferred         Annual        Liquidation Value
          Liquidation         Shares         Annual         Shares       Dividend          (in millions)
                Value    Outstanding       Dividend    Outstanding    Requirement      --------------------
            Per Share           1996      Per Share           1996  (in millions)        1996            1995
-------------------------------------------------------------------------------------------------------------
Series K*      $   50                      $ 3.3750      1,999,895          $ 6.7     $ 100.0         $ 100.0
Series L           50      4,000,000         3.5000      1,000,000           14.0       200.0           200.0
Series N           50      1,056,168         3.5000        264,042            3.7        52.8            52.8
Series 0           25      3,924,600         2.0625        196,230            8.1        98.1           100.0
Series P        17.25     16,664,366         1.5525        166,644           25.9       287.5           287.5
                                                         ---------         ------     -------         -------
 Total                                                   3,626,811          $58.4     $ 738.4         $ 740.3
                                                         =========         ======     =======         =======



*Amounts listed for Series K are for preferred shares


The Company has reserved 150,000 preferred shares for the issuance of Series M preferred stock under the Shareholder Rights Plan.
        The Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock ("Series K") is convertible at the option of the holder into Common Stock at $37.38 per common share (or 1.3376 shares of Common Stock for each preferred share). The Series K is redeemable by the Company at $50 per share plus accrued dividends. The Series K is exchangeable at the option of the Company for 6.75% Convertible Subordinated Debentures due November 1, 2016, at $50 principal amount per share of Series K. If issued, these debentures will be convertible into Common Stock on the same terms as the Series K.
        The Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series L") and the Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series N") are each held in the form of depositary shares, with each depositary share representing a one-quarter interest in a preferred share. The Series L and the Series N depositary shares are convertible at the option of the holder into Common Stock at $36.69 per common share (or 1.3626 shares of Common Stock per depositary share). The Series L and Series N depositary shares are each redeemable by the Company at a redemption price declining from $50.35 per depositary share as of December 29, 1996, to $50 per depositary share in October 1997, and thereafter, plus accrued dividends. The Series L and Series N depositary shares are each exchangeable at the option of the Company for 7% Convertible Subordinated Debentures due October 1, 2017, at $50 principal amount per depositary share.
If issued, these debentures will be convertible into Common Stock on the same terms as the depositary shares.
        The Series O 8 1/4% Cumulative Preferred Stock ("Series O") is held in the form of depositary shares, with each depositary share representing a one-twentieth interest in a preferred share. The Series O depositary shares are not redeemable prior to October 1, 1997. On or after that date, they are redeemable by the Company at $25 per depositary share, plus accrued dividends.
        The Series P 9% Cumulative Convertible Preferred Stock ("Series P") is held in the form of depositary shares, with each depositary share representing a one-hundredth interest in a preferred share. Each depositary share is entitled to .8547 of a vote, voting as a single group with holders of Common Stock. The Series P depositary shares are convertible at the option of the holder into Common Stock at a rate of .9206 common shares for each depositary share. After July 1, 1997, the Series P depositary shares are redeemable by the Company at a call price payable in shares of Common Stock. The number of shares to be issued upon redemption is tied to the market value of Common Stock at the time of redemption. If still outstanding on July 1, 1998, each Series P depositary share will automatically convert into 1.0771 shares of Common Stock.


NOTE 14
-------------------------------------------------------------------------------
EMPLOYEE
BENEFIT PLANS

The Company applies APB 25 and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," pro forma net income and earnings per share would have been as follows:

(in millions, except per share amounts)                  1996          1995
----------------------------------------------------------------------------
Net income                                             $154.0        $125.2
Earnings per share                                     $ 1.11        $  .79

Stock Options
The Company's stock option plans provide for the granting of options to purchase Common Stock to certain directors, officers and key employees. Options are granted at exercise prices equal to the fair market value of such stock as of the date of grant and have terms of ten years. Options vest in two or three equal annual installments. As of December 29, 1996, there were 852 employees and directors holding options.
        Stock option activity was as follows:

                                               1996                  1995                    1994
                                         ------------------    -------------------     -------------------
                                                   Weighted               Weighted                Weighted
                                                    Average                Average                 Average
(in thousands,                                     Exercise               Exercise                Exercise
except per share amounts)                Shares       Price    Shares        Price     Shares        Price
-----------------------------------------------------------------------------------------------------------
Balance, beginning of year                3,273     $ 25.59     5,892      $ 22.52      5,408      $ 23.81
    Granted                               1,385       26.66     1,203        30.00        938        16.35
    Forfeited                              (110)      27.12      (171)       20.79       (136)       21.72
    Exercised                              (375)      20.67    (3,477)       21.99        (23)       19.78
    Expired                                (209)      27.77      (174)       28.62       (295)       27.20
                                          -----     -------     -----      -------      -----      -------
Balance, end of year                      3,964     $ 26.28     3,273      $ 25.59      5,892      $ 22.52
                                          =====     =======     =====      =======      =====      =======
Exercisable                               1,788                 1,555                   4,178
Available for grant                         132                 1,473                   2,261
Weighted-average fair value of options
    granted during the year              $ 7.95                $ 8.82

Notes to Consolidated Financial Statements

        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

                                                         1996          1995
-----------------------------------------------------------------------------
Dividend yield                                           2.00%         2.00%
Volatility rate                                         27.26%        26.02%
Risk-free interest rate                                  6.18%         6.37%
Expected option life                                  5 years       5 years

The following table summarizes information about fixed stock options outstanding as of December 29, 1996:


(in thousands, except year and per share amounts)
--------------------------------------------------------------------------------------------------
                                 Options Outstanding                      Options Exercisable
                 -------------------------------------------------   -----------------------------
                               Weighted-Average  Weighted-Average                 Weighted-Average
    Range of          Number          Remaining          Exercise         Number          Exercise
Exercise Prices  Outstanding   Contractual Life             Price    Exercisable             Price
--------------------------------------------------------------------------------------------------
$15.63 - $22.97          917          6.7 years            $18.47            719            $18.91
$23.07 - $31.87        2,114          7.6 years             26.39            651             26.34
$32.25 - $40.66          933          7.2 years             33.69            418             33.83
                       -----                                               -----
   Total               3,964                                               1,788
                       =====                                               =====

Deferred Stock Plan
The Company's Deferred Stock Plan provides for the award of hypothetical shares of Common Stock ("Units") to certain officers and key employees. The value of each Unit on the award date is equal to the current market value of a share of Common Stock. Benefits will be paid in cash and Common Stock as vested or, at the option of the holder, over varying periods after retirement. As of December 29, 1996, Units were held by 40 employees. The Company recognized compensation expense under the Deferred Stock Plan of $1.1 million in 1996, $2.1 million in 1995 and $3.4 million in 1994.
        Deferred Stock Plan activity was as follows:

(in thousands)                             1996           1995           1994
-----------------------------------------------------------------------------
Outstanding Units, beginning of year        537            559            631
   Granted                                   39            108              8
   Accrued dividends                          7             19             16
   Distributed                             (104)           (77)           (74)
   Canceled                                (105)           (72)           (22)
                                          ------         ------         ------
Outstanding Units, end of year              374            537            559
                                          ======         ======         ======
Available for grant                                      1,043          1,099

Restricted and Incentive Stock
Pursuant to the Company's 1996 Stock Incentive Plan and the Director Stock Ownership Plan, James River may also grant restricted stock and incentive stock awards to certain directors, officers and key employees. Restricted stock awards of 715,650 shares of Common Stock were granted in 1996 (of which 2,825 shares were deferred) at a weighted-average grant date fair value of $26.79 per share. Awards granted to officers and key employees will vest in eight years, with the potential for earlier vesting based on the Company's performance, and awards granted to directors will vest one year from the date of grant. Incentive stock awards of 150,000 shares of Common Stock were granted in 1996 at a weighted-average grant date fair value of $26.44 per share. Vesting of these shares is based on the Company's financial performance. James River recognized compensation expense related to restricted and incentive stock awards of $3.0 million in 1996. As of December 29, 1996, there were 1,489 thousand shares available for grant pursuant to the 1996 Stock Incentive Plan which may be granted as options, restricted stock or incentive stock. The Director Stock Ownership Plan has 94 thousand shares available for grant as of December 29, 1996.

Stock Plans for Employees
The Company's StockPlus Investment Plan is available to substantially all domestic employees. Several alternative investment funds are available, including an investment fund consisting of Common Stock (the "James River Stock Fund"). Participating employees may contribute, through periodic payroll deductions, up to 10% of their compensation. Participant contributions of up to 6% of compensation are matched by the Company at a 50% rate. The Company additionally contributes 1% of all eligible employees' base salary to the plan. As of December 29, 1996, there were 22,000 participants in the plan, and the plan held 10 million shares of Common Stock and $77 million of other investments. Company contributions to this plan totaled $16.8 million in 1996, $15.2 million in 1995 and $16.1 million in 1994.
        In addition, the Company maintains a stock purchase plan for the benefit of certain Canadian employees. As of December 29, 1996, 65,000 shares of Common Stock were held in this plan.

NOTE 15
------------------------------------------------------------------------------
COMMITMENTS
AND CONTINGENT
LIABILITIES

Leases
The Company leases certain facilities, vehicles and equipment over varying periods. None of the agreements contain unusual renewal or purchase options. As of December 29, 1996, future minimum rental payments under noncancelable operating leases were as follows:

                                              Minimum
(in millions)                                 Rentals
------------------------------------------------------
1997                                        $    25.1
1998                                             22.8
1999                                             20.5
2000                                             19.8
2001                                             16.6
Later years                                      48.4
                                            ---------
      Total future minimum rentals             $153.2
                                            =========

Rent expense totaled $70.3 million in 1996, $71.6 million in 1995 and $72.7 million in 1994. Leases which may be considered capital leases are not material.


Litigation and Environmental Matters
The Company is a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, James River faces exposure from actual or potential claims and legal proceedings.
        During 1994, James River was sued in Morgan County, Alabama, in a class action and in Bridgeport, Connecticut, by certain former holders of James River's 103/4% Debentures due October 1, 2018. Most of these Debentures were retired by means of a tender offer to all holders which commenced on September 18, 1992. The remainder were redeemed on November 2, 1992. Merrill Lynch & Co., which acted as James River's dealer manager for the tender, is also named as a defendant in the Alabama case. In general, the complaints allege violations of a covenant prohibiting use of lower cost borrowed funds to redeem the Debentures before October 1, 1998, and of various disclosure obligations, and seek damages

Notes to Consolidated Financial Statements

in excess of $50 million plus punitive damages in excess of $500 million. The Alabama case has been certified as a class action and holders of approximately one-half of the Debentures elected not to be part of the class. Most of the holders electing out of the class are plaintiffs in the Connecticut case. James River believes that these claims are without merit and intends to defend them vigorously. In May 1996, James River settled the claim of an institutional holder of approximately 16.54% of the Debentures for $425,000 plus reimbursement of attorneys' fees. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the present opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition of James River but could materially affect consolidated results of operations in a given year.
        In addition, James River has been identified as a potentially responsible party, along with others, at various U.S. Environmental Protection Agency ("EPA") designated superfund sites and is involved in remedial investigations and actions under federal and state laws. It is the Company's policy to accrue remediation costs on an undiscounted basis when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. James River's accrued environmental liabilities, including remediation and landfill closure costs, totaled $20.3 million and $24.2 million as of December 29, 1996, and December 31, 1995, respectively. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. The Company believes that its share of the costs of cleanup for its current remediation sites will not have a material adverse impact on its consolidated financial position but could have a material effect on consolidated results of operations in a given year. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a potentially responsible party at additional sites in the future or that the costs associated with such additional sites would not be material.
        In December 1993, the EPA published draft rules which contain proposed regulations affecting pulp and paper industry discharges of wastewater and gaseous emissions, commonly referred to as the "cluster rules." The final rules are likely to be issued in 1997. These rules may require significant changes in the pulping and/or bleaching processes presently used in some U.S. pulp mills, including several of James River's mills. Based on its evaluation of the rules as they are currently expected to be issued, the Company believes that capital expenditures of approximately $100 million may be required during the nominal compliance period of three years following the date of promulgation to bring James River's facilities into compliance.

NOTE 16
-------------------------------------------------------------------------------
SEGMENT
INFORMATION

The Company operates in the following industry segments: (i) the Consumer Products segment, which consists of the manufacture and marketing of personal care products including tissue and towels and disposable tabletop products including napkins, plates and cutlery organized along retail and commercial market channels; (ii) the Packaging segment, which after the sale of the Flexible Packaging group, manufactures folding cartons and foodwrap papers principally for food and other consumer products manufacturers; and (iii) the Communications Papers segment, which after the spin-off to Vantage (see Note 2), manufactures and markets uncoated business and printing papers serving the commercial printing and office markets. The Company's operations are principally domestic other than the Consumer Products segment, which includes the European Consumer Products Business. The European Consumer Products Business' operations results have been included beginning in July 1994, when it became a consolidated subsidiary.

                                   Consumer Products
                                  -------------------                                 Intersegment
                                    North                            Communications   elimination/
(in millions)                     America       Europe     Packaging         Papers      Corporate       Total
--------------------------------------------------------------------------------------------------------------
1996
Net sales                        $2,642.3     $1,693.2      $1,109.6         $427.4       $(182.0)    $5,690.5
Segment results before
    severance and other items       277.0        152.9          87.7           22.2         (96.2)       443.6
Severance and other items           (13.1)       (42.0)         49.0                         (4.6)       (10.7)
                                 ---------    ---------     --------         ------       --------    ---------
Income from operations              263.9        110.9         136.7           22.2        (100.8)       432.9
Depreciation and amortization       189.7        119.7          61.5           48.6           4.4        423.9
Capital expenditures                222.9         90.5          63.4           34.1          15.2        426.1
Total assets                      2,328.0      2,438.5         503.0          603.4         668.6      6,541.5
                                 ==============================================================================
1995
Net sales                        $2,689.1     $1,654.7      $1,620.4       $1,038.8       $(203.5)    $6,799.5
Segment results before
    severance and other items       235.1         45.9          61.0          191.2         (58.0)       475.2
Severance and other items            (5.1)       (22.3)         (7.1)          (2.2)        (15.2)       (51.9)
                                 ---------    ---------     ---------      ---------      --------    ---------
Income from operations              230.0         23.6          53.9          189.0         (73.2)       423.3
Depreciation and amortization       179.3        128.9          72.2          103.1           4.3        487.8
Capital expenditures                203.5         91.2          99.5           45.7           1.3        441.2
Total assets                      2,378.7      2,631.1         879.6          672.4         697.1      7,258.9
                                 ==============================================================================
1994
Net sales                        $2,422.7      $ 630.9      $1,609.9        $ 929.7       $(175.9)    $5,417.3
Segment results before
    severance and other items       143.4          6.9          97.4          (35.8)        (55.3)       156.6
Severance and other items            (5.8)       (15.7)         11.3            2.2          (1.6)        (9.6)
                                  --------     --------     --------        --------      --------     --------
Income from operations              137.6         (8.8)        108.7          (33.6)        (56.9)       147.0
Depreciation and amortization       164.8         46.1          70.8          125.4           7.0        414.1
Capital expenditures                148.7         32.4          99.2           60.0          11.4        351.7
Total assets                      2,230.5      2,495.2       1,079.9        1,457.4         661.3      7,924.3
                                 ==============================================================================

Notes to Consolidated Financial Statements

Intersegment sales are recorded at market prices and are eliminated in consolidation. Corporate assets consist primarily of cash and cash equivalents, current deferred income taxes, investments in unconsolidated affiliates, and the net pension asset. During each of the three years in the period ended December 29, 1996, export sales to foreign markets from the Company's domestic operations represented less than 10% of total sales to unaffiliated customers; no single customer accounted for more than 10% of total sales in any year.



NOTE 17
--------------------------------------------------------------------------------
SUBSEQUENT
EVENTS

In January and February 1997, the Company unwound $470 million in notional amount of foreign exchange contracts, along with related interest rate agreements, at a cost of $31 million, net of tax benefits. The foreign exchange contracts were designated as hedges of a portion of the Company's net investment in its European Consumer Products Business (see Note 11). The Company terminated such contracts prior to their original expiration in September 1998. Additionally, the Company effectively unwound $648 million of the $1,286 million in notional amount of interest rate swaps (see Note 11), following the overall reduction of debt in 1996.
        On February 21,1997, the Company signed an agreement for the sale of approximately 95,000 acres of timberlands located in Alabama and Mississippi. Cash proceeds from the sale are expected to be in excess of $110 million.

NOTE 18
--------------------------------------------------------------------------------
SELECTED
QUARTERLY
FINANCIAL
DATA
(UNAUDITED)

                                                                   Per Common Share
                                                            ------------------------------------
                                                                                   Stock Price
(in millions,                            Gross       Net     Net     Dividends   ---------------
except per share amounts)   Net Sales    Profit     Income  Income   Declared    High      Low
------------------------------------------------------------------------------------------------
December 1996:(a,b,c,d)
    1st Quarter              $1,486.6    $369.7      $20.5    $.07       $.15  $28 1/8   $22 3/8
    2nd Quarter               1,496.8     387.9       30.5     .18        .15   27 3/8    24 3/4
    3rd Quarter               1,407.4     383.0       70.9     .62        .15   27 1/4    24 5/8
    4th Quarter               1,299.7     333.2       35.4     .24        .15   34 1/4    27 5/8
------------------------------------------------------------------------------------------------
December 1995:(e,f)
    1st Quarter              $1,667.6    $347.9      $26.5    $.14       $.15  $25 5/8   $20
    2nd Quarter               1,817.9     410.9       41.0     .32        .15   28 5/8    23 1/4
    3rd Quarter               1,734.7     412.0       37.3     .27        .15   37 3/8    25 3/8
    4th Quarter               1,579.3     369.8       21.6     .08        .15   33 3/4    22 1/4
------------------------------------------------------------------------------------------------

(a) Results for the fourth quarter of 1996 included nonrecurring charges of $10.6 million ($8.2 million net of taxes, or $.09 per share) for severance costs, asset write-downs and net gains on asset dispositions.

(b) Results for the third quarter of 1996 included a nonrecurring gain of $46.9 million ($24.2 million net of taxes, or $.24 per share) for the Flexible Packaging disposition and nonrecurring charges of $16.6 million ($10.4 million net of taxes, or $.10 per share) for severance costs.

(c) Results for the second quarter of 1996 included nonrecurring charges of $7.0 million ($4.2 million net of taxes, or $.06 per share) for severance costs and net losses on asset dispositions.

(d) Results for the first quarter of 1996 included nonrecurring charges of $23.4 million ($14.3 million net of taxes, or $.16 per share) for severance costs and net losses on asset dispositions.

(e) Results for the fourth quarter of 1995 included nonrecurring charges of $26.1 million ($13.8 million net of taxes and minority interests, or $.17 per share) primarily for severance and related exit costs.

(f) Results for the third quarter of 1995 included nonrecurring charges of $20.8 million ($14.0 million net of taxes and minority interests, or $.16 per share) primarily for severance and transaction costs related to the spin-off of Vantage. Also during the third quarter of 1995, the Company recorded a charge of $8.3 million ($7.1 million net of minority interests, or $.08 per share) for an increase in the French corporate tax rate.

SUPPLEMENTAL PRO FORMA FINANCIAL INFORMATION
===============================================================================
(UNAUDITED)


In August 1996, James River sold its Flexible Packaging group and in August 1995, James River completed the spin-off to shareholders of a large part of the Company's Communications Papers Business, along with the specialty paper-based portion of its Packaging Business (see Note 2). These transactions made reported results for 1996 not comparable to 1995. Accordingly, the following pro forma information is presented to report 1996 and 1995 on a more comparable basis. Results for 1996 and 1995 have been adjusted to give pro forma effect to (i) James River's receipt of cash in connection with the sale of the Flexible Packaging group and the spin-off of Vantage, (ii) the receipt of pay-in-kind notes to James River from Vantage and (iii) the execution of the transition agreements between James River and Vantage. The pro forma information is presented as if these transactions had been completed as of the beginning of each period for which pro forma consolidated operating data is presented. The pro forma financial information does not purport to be indicative of the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated, or which may be reported in the future.


(in millions, except per share data)                        1996           1995
--------------------------------------------------------------------------------
Net sales:
    Consumer Products:
      North America                                   $   2,642.3   $   2,697.1
      Europe                                              1,693.2       1,654.7
    Packaging                                               824.2         935.2
    Communications Papers                                   427.4         592.9
    Intersegment elimination                               (160.7)       (166.4)
                                                      ------------  ------------
      Total net sales                                 $   5,426.4   $   5,713.5
                                                      ============  ============
Segment results before severance and other items:
    Consumer Products:
      North America                                   $     277.0   $     237.1
      Europe                                                152.9          45.9
    Packaging                                                85.3          75.8
    Communications Papers                                    22.2         126.7
    General corporate expenses                              (96.2)        (52.3)
Severance and other items (a)                               (10.7)         (7.3)
                                                      ------------  ------------
      Income from operations                          $     430.5   $     425.9
                                                      ============  ============
Net income                                            $     164.4   $     143.4
                                                      ============  ============
Net income per share                                  $      1.23   $      1.01
                                                      ============  ============

(a) In 1996, pro forma severance and other items (expense) income included in segment income from operations would have been $(13.1) million, $(42.0) million, $49.0 million and $(4.6) million for the North American Consumer Products, European Consumer Products, Packaging and Corporate segments, respectively. In 1995, pro forma severance and other items (expense) income included in segment income from operations would have been $(5.1) million, $(22.3) million, $37.5 million, $(2.2) million and $(15.2) million for the North American Consumer Products, European Consumer Products, Packaging, Communications Papers and Corporate segments, respectively.

Management Responsibility Statement
-------------------------------------------------------------------------------
The management of James River Corporation of Virginia is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles, and include, where necessary, amounts which are based on management's best estimates and judgments.
   The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with proper authorizations, and financial records are maintained so as to permit the preparation of reliable financial statements. The system of internal controls is enhanced by written policies and procedures, an organizational structure which provides appropriate division of responsibilities, careful selection and training of qualified people, and a program of periodic audits by both internal auditors and independent accountants. The control environment is further enhanced by the Company's "Standards of Business Conduct Policy" which sets standards of professionalism and integrity for employees worldwide.
   The Audit Committee of the Board of Directors, composed entirely of non-employee directors, meets periodically with management, the internal auditors, and the independent accountants to review the adequacy of internal accounting controls, reported financial results, and the nature, extent and results of internal and external audits. The independent accountants and internal auditors have direct and independent access to the Audit Committee.



/s/ Miles L. Marsh                                     /s/ William A. Paterson

Miles L. Marsh                                         William A. Paterson
Chairman and Chief Executive Officer                   Senior Vice President
                                                       and Controller

Report of Independent Accountants
--------------------------------------------------------------------------------
THE BOARD OF
DIRECTORS AND
SHAREHOLDERS OF
JAMES RIVER
CORPORATION
OF VIRGINIA:

We have audited the accompanying consolidated balance sheets of James River Corporation of Virginia and Subsidiaries as of December 29, 1996, and December 31, 1995, and the related consolidated statements of operations, cash flows, and changes in capital accounts for each of the three fiscal years in the period ended December 29, 1996. These financial statements are the responsibility of the management of James River Corporation of Virginia. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James River Corporation of Virginia and Subsidiaries as of December 29, 1996, and December 31, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


Richmond, Virginia
January 23, 1997, except as to
the information presented
in Note 17, for which the date
is February 21, 1997

Selected Financial Data(a)


(in millions, except ratios and per share amounts)                                  1996          1995           1994
----------------------------------------------------------------------------------------------------------------------
Operations
    Net sales                                                                   $5,690.5      $6,799.5       $5,417.3
    Costs and expenses                                                           5,246.9       6,324.3        5,260.7
    Restructuring, severance and other items                                        10.7          51.9            9.6
    Interest expense                                                               165.4         226.4          185.6
    Income (loss) before income taxes, minority interests, extraordinary items
      and accounting changes                                                       289.1         237.2           (9.7)
    Extraordinary items and accounting changes, net of income tax benefits
    Net income (loss)                                                              157.3         126.4          (13.0)
    Net income (loss) applicable to common shares                                   98.8          67.9          (58.8)
                                                                                ========      ========       =========
Financial Position, End of Year
    Total current assets                                                        $1,519.7      $1,870.5       $1,975.5
    Property, plant and equipment, net                                           3,751.5       4,074.1        4,679.9
    Investments in affiliates                                                      154.6         146.8          125.1
    Goodwill                                                                       730.0         771.7          776.0
    Total assets                                                                 6,541.5       7,258.9        7,924.3
    Total current liabilities                                                    1,220.3       1,099.0        1,568.9
    Current debt                                                                   116.9          44.8          446.5
    Long-term debt                                                               1,853.9       2,503.0        2,668.0
    Minority interests                                                              11.3         165.3          154.9
    Preferred stock                                                                738.4         740.3          740.3
    Common shareholders' equity                                                  1,568.0       1,513.9        1,421.3
                                                                                ========      ========       ========
Common Stock Information

    Per Share of Common Stock
      Net income (loss) before extraordinary items and accounting changes       $   1.15      $   0.81      $   (0.72)
      Extraordinary items and accounting changes
      Net income (loss)                                                             1.15          0.81          (0.72)
      Annual rate of dividends declared                                             0.60          0.60           0.60
      Book value                                                                   18.19         17.84          17.40
    Common Stock Market Price
      High                                                                      $  34.25      $  37.38      $   24.75
      Low                                                                          22.38         20.00          15.63
      Year-end                                                                     34.00         24.13          21.00
    Weighted-average number of common shares and equivalents                        86.0          84.1           81.7
                                                                                ========      ========      =========
Other Data
    Capital expenditures (excluding acquisitions)                               $  426.1      $  441.2      $   351.7
    Depreciation and amortization expense                                          426.6         487.8          414.1
    Return on average capital employed                                               7.7%          7.1%           3.1%
    Return on average common equity                                                  6.4%          4.6%          (4.0)%
    Ratio of total debt to total capitalization                                     46.0%         51.3%          57.4%
    Current ratio                                                                   1.25          1.70           1.26
    Cash dividend payout ratio                                                      69.7%         85.9%          +100%
    Ratio of earnings to interest                                                    2.6           2.0             .9
                                                                                ========      ========      =========

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
58

(in millions, except ratios and per share amounts)                                    1993           1992          1991
------------------------------------------------------------------------------------------------------------------------
Operations
    Net sales                                                                     $4,650.2       $4,728.2      $4,561.7
    Costs and expenses                                                             4,536.2        4,678.9       4,317.7
    Restructuring, severance and other items                                                        111.7
    Interest expense                                                                 137.6          149.1         138.0
    Income (loss) before income taxes, minority interests, extraordinary items
      and accounting changes                                                          16.7         (188.1)        132.9
    Extraordinary items and accounting changes, net of income tax benefits                         (305.3)
    Net income (loss)                                                                 (0.3)        (427.3)         78.3
    Net income (loss) applicable to common shares                                    (33.1)        (453.8)         53.7
                                                                                   ========       ========     =========
Financial Position, End of Year
    Total current assets                                                          $1,282.3       $1,697.2      $1,533.3
    Property, plant and equipment, net                                             3,571.5        3,502.8       2,933.1
    Investments in affiliates                                                        519.4          587.8         619.7
    Goodwill                                                                         153.3          158.0         172.4
    Total assets                                                                   5,851.3        6,336.3       5,626.6
    Total current liabilities                                                        781.1          928.2         705.5
    Current debt                                                                      97.3          212.7         131.0
    Long-term debt                                                                 1,942.8        2,153.9       1,758.1
    Minority interests                                                                 7.0           10.2           2.3
    Preferred stock                                                                  454.1          454.3         354.6
    Common shareholders' equity                                                    1,514.1        1,659.3       2,220.8
                                                                                  ========        =======       =======
Common Stock Information

    Per Share of Common Stock
      Net income (loss) before extraordinary items and accounting changes         $  (0.40)     $   (1.82)     $   0.66
      Extraordinary items and accounting changes                                                    (3.73)
      Net income (loss)                                                              (0.40)         (5.55)         0.66
      Annual rate of dividends declared                                               0.60           0.60          0.60
      Book value                                                                     18.55          20.34         27.25
    Common Stock Market Price
      High                                                                        $  23.38       $  23.38      $  29.25
      Low                                                                            16.25          17.00         17.00
      Year-end                                                                       18.50          18.00         19.88
    Weighted-average number of common shares and equivalents                          81.6           81.8          81.9
                                                                                  ========       ========       =======
Other Data
    Capital expenditures (excluding acquisitions)                                 $  331.1       $  469.7      $  467.5
    Depreciation and amortization expense                                            365.9          364.5         298.6
    Return on average capital employed                                                 2.9%           1.4%          6.0%
    Return on average common equity                                                   (2.1)%         (3.6)%         2.4%
    Ratio of total debt to total capitalization                                       50.8%          52.7%         42.3%
    Current ratio                                                                     1.64           1.83          2.17
    Cash dividend payout ratio                                                        +100%          +100%         88.6%
    Ratio of earnings to interest                                                      1.1             .5           1.6
                                                                                   ========      ========      ========



(in millions, except ratios and per share amounts)                                 1990(b)       1990         1989        1988
-------------------------------------------------------------------------------------------------------------------------------
Operations
    Net sales                                                                    $3,391.5    $5,950.0     $5,871.8    $5,098.0
    Costs and expenses                                                            3,063.9     5,490.2      5,307.0     4,670.3
    Restructuring, severance and other items                                        200.0
    Interest expense                                                                104.2       182.2        161.5       115.5
    Income (loss) before income taxes, minority interests, extraordinary items
      and accounting changes                                                         51.6       372.2        441.3       377.5
    Extraordinary items and accounting changes, net of income tax benefits
    Net income (loss)                                                                 9.7       221.6        255.1       209.0
    Net income (loss) applicable to common shares                                    (6.9)      200.0        233.6       193.8
                                                                                  ========   ========      =======     =======
Financial Position, End of Year
    Total current assets                                                         $1,910.7    $1,454.4     $1,456.1    $1,443.9
    Property, plant and equipment, net                                            2,843.4     3,491.9      3,386.0     2,935.7
    Investments in affiliates                                                       600.9       495.0        376.7       269.3
    Goodwill                                                                        181.0       201.9        225.2       224.6
    Total assets                                                                  5,741.4     5,818.4      5,558.1     5,005.7
    Total current liabilities                                                       788.8       811.8        734.6       730.1
    Current debt                                                                     86.2       156.1        102.6        81.4
    Long-term debt                                                                1,801.9     1,771.2      1,918.3     1,623.0
    Minority interests                                                                2.3        18.8         12.2         7.8
    Preferred stock                                                                 354.8       355.0        302.4       304.9
    Common shareholders' equity                                                   2,212.2     2,203.0      2,045.8     1,877.5
                                                                                  =======     =======      =======     =======
Common Stock Information
    Per Share of Common Stock
      Net income (loss) before extraordinary items and accounting changes        $  (0.08)    $  2.45      $  2.87    $   2.36
      Extraordinary items and accounting changes
      Net income (loss)                                                             (0.08)       2.45         2.87        2.36
      Annual rate of dividends declared                                              0.60        0.60         0.48        0.40
      Book value                                                                    27.21       27.14        25.24       23.12
    Common Stock Market Price
      High                                                                       $  27.12    $  34.38     $  30.75    $  39.00
      Low                                                                           18.50       22.75        21.12       18.50
      Year-end                                                                      26.38       22.88        28.50       24.63
    Weighted-average number of common shares and equivalents                         81.8        81.7         81.5        82.3
                                                                                 ========    ========      =======     =======
Other Data
    Capital expenditures (excluding acquisitions)                                $  272.1    $  574.6     $  684.6    $  623.1
    Depreciation and amortization expense                                           202.1       307.6        253.3       209.5
    Return on average capital employed                                               11.1%       10.8%        12.8%       12.2%
    Return on average common equity                                                   8.8%        9.4%        11.9%       10.7%
    Ratio of total debt to total capitalization                                      42.4%       42.8%        46.1%       43.8%
    Current ratio                                                                    2.42        1.79         1.98        1.98
    Cash dividend payout ratio                                                       +100%       34.4%        23.5%       22.5%
    Ratio of earnings to interest                                                     2.8         2.6          3.1         3.6
                                                                                  =======     =======      =======     =======



(in millions, except ratios and per share amounts)                                   1987          1986
---------------------------------------------------------------------------------------------------------
Operations
    Net sales                                                                    $4,479.0      $2,607.0
    Costs and expenses                                                            4,071.1       2,421.7
    Restructuring, severance and other items
    Interest expense                                                                111.6          44.3
    Income (loss) before income taxes, minority interests, extraordinary items
      and accounting changes                                                        356.3         150.0
    Extraordinary items and accounting changes, net of income tax benefits
    Net income (loss)                                                               169.9          95.3
    Net income (loss) applicable to common shares                                   165.9          89.2
                                                                                  =======       =======
Financial Position, End of Year
    Total current assets                                                         $1,343.1      $  743.8
    Property, plant and equipment, net                                            2,529.6       1,205.8
    Investments in affiliates
    Goodwill                                                                        240.7
    Total assets                                                                  4,210.5       1,972.2
    Total current liabilities                                                       631.3         303.0
    Current debt                                                                     69.5          10.1
    Long-term debt                                                                1,280.4         646.5
    Minority interests                                                                5.9           2.7
    Preferred stock                                                                 106.9           8.9
    Common shareholders' equity                                                   1,747.2         744.2
                                                                                  =======       =======
Common Stock Information
    Per Share of Common Stock
      Net income (loss) before extraordinary items and accounting changes        $   2.03      $   1.73
      Extraordinary items and accounting changes
      Net income (loss)                                                              2.03          1.73
      Annual rate of dividends declared                                              0.40          0.37
      Book value                                                                    21.22         14.40
    Common Stock Market Price
      High                                                                       $  43.75      $  31.12
      Low                                                                           22.00         17.12
      Year-end                                                                      36.00         30.75
    Weighted-average number of common shares and equivalents                         81.8          51.5
                                                                                  =======       =======
Other Data
    Capital expenditures (excluding acquisitions)                                $  509.0      $  281.1
    Depreciation and amortization expense                                           175.1          82.5
    Return on average capital employed                                               17.4%         12.2%
    Return on average common equity                                                  10.0%         13.2%
    Ratio of total debt to total capitalization                                      42.1%         46.5%
    Current ratio                                                                    2.13          2.45
    Cash dividend payout ratio                                                       21.4%         27.2%
    Ratio of earnings to interest                                                     3.6           3.2
                                                                                 ========       =======

Ratio of total debt to total capitalization:
Total debt divided by the sum of total debt, minority interests, preferred stock and common shareholder's equity.

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

Exhibit 13 - Appendix A

Operating Income - North American Consumer Products bar chart as defined by the following data points:

(in millions)                         1994           1995            1996
1st Quarter                          $28.3          $38.4           $67.4
2nd Quarter                           47.0           58.4            60.4
3rd Quarter                           44.0           77.2            82.9
4th Quarter                           24.1           61.1            66.3


Operating Income - European Consumer Products bar chart as defined by the following data points:

(in millions)                         1994           1995            1996
1st Quarter                                         $ 8.8           $24.8
2nd Quarter                                          12.9            41.8
3rd Quarter                           $0.5            8.5            47.8
4th Quarter                            6.4           15.7            38.5


Operating Income - Packaging bar chart as defined by the following data points:

(in millions)                         1994           1995            1996
1st Quarter                          $26.6          $18.0           $26.1
2nd Quarter                           34.3           16.5            24.1
3rd Quarter                           16.5            8.5            20.5
4th Quarter                           20.0           18.0            17.0


Operating Income - Communications Papers bar chart as defined by the following data points:

(in millions)                         1994           1995            1996
1st Quarter                         $(25.1)         $44.5            $4.1
2nd Quarter                          (26.5)          60.2             3.1
3rd Quarter                           (4.1)          60.8             5.0
4th Quarter                           19.9           25.7            10.0



Pretax Interest Coverage Ratio bar chart as defined by the following data points:

                                      1992    1993    1994    1995    1996
Pretax interest coverage ratio         .45    1.08     .98    2.21    2.73

Working Capital bar chart as defined by the following data points:

(in millions)                         1992    1993    1994    1995    1996
Working capital                       $769    $501    $407    $772    $299

Capital Expenditures and Cash Flow from Operations bar chart as defined by the following data points:

(in millions)                         1992    1993    1994    1995    1996
Capital expenditures                  $470    $331    $352    $441    $426
Cash flow from operations              313     441     411     609     719

Total Debt to Capitalization Ratio bar chart as defined by the following data points:

                                      1992    1993    1994    1995    1996
Total debt to capitalization ratio    52.7    50.8    57.4    51.3    46.0

Total Capitalization bar chart as defined by the following data points:

(in billions)                         1992    1993    1994    1995    1996
Total debt                           $2.37   $2.04   $3.11   $2.55   $1.97
Minority interests                     .01     .01     .15     .17     .01
Total preferred stock                  .45     .45     .74     .74     .74
Common shareholders' equity           1.66    1.51    1.42    1.51    1.57

Total Assets bar chart as defined by the following data points:

(in billions)                         1992    1993    1994    1995    1996
Current assets                       $1.70   $1.28   $1.98   $1.87   $1.52
Net fixed and other assets            4.64    4.57    5.95    5.39    5.02




Annual Rate of Cash Dividends Per Common Share bar chart as defined by the following data points:

(in dollars)                          1992    1993    1994    1995    1996
Annual rate of cash dividends         $.60    $.60    $.60    $.60    $.60