Form 10-K, Exhibit 13
period 1997-12-28
FORT JAMES CORP
filed 1998-03-24
CIK 53117

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

                                                      FORT JAMES CORPORATION 21

Management believes that the following commentary and tables appropriately discuss and analyze the comparative results of operations and the financial condition of the company for the periods covered. Certain events occurring in the last three years represent major unusual or non-recurring items. These events and their effect on the comparability of data presented herein are discussed below.

   The components of the non-recurring items and their effect on reported results for the past three years are summarized as follows:


                                       1997                   1996                    1995
                              ----------------------------------------------------------------------

(in millions)                   Pretax         Net      Pretax        Net      Pretax         Net
----------------------------------------------------------------------------------------------------
Restructuring and other:
   Merger restructuring charge   $(523.8) $   (377.5)
   Gain on divestitures             69.6        42.5    $   89.2    $  49.1
   Severance costs                                         (40.6)     (25.3)   $  (42.7)   $  (25.3)
   Asset write-downs                                       (59.3)     (36.7)       (4.2)       (2.6)
   Crown Vantage spin-off costs                                                    (5.0)       (4.2)
----------------------------------------------------------------------------------------------------
      Subtotal                    (454.2)     (335.0)      (10.7)     (12.9)      (51.9)      (32.1)
Extraordinary loss on
   debt extinguishment                        (131.5)                  (8.1)                  (18.8)
U.S. Tax Court settlement                                              36.0
French statutory tax rate increase                                                             (6.3)
----------------------------------------------------------------------------------------------------
      Total non-recurring        $(454.2) $   (466.5)   $  (10.7)   $  15.0    $  (51.9)   $  (57.2)
====================================================================================================

                                                1997                   1996                    1995
                                      -----------------------------------------------------------------------
(in millions, except per share data)     Reported   Recurring   Reported   Recurring    Reported   Recurring
-------------------------------------------------------------------------------------------------------------
Income from operations               $   602.7      $1,056.9    $  909.3    $ 920.0    $  783.4      $835.3
Income before income taxes               272.3         726.5       503.6      514.3       289.1       341.0
Net income (loss)                        (27.0)        439.5       319.9      304.9       141.1       198.3
Diluted earnings (loss) per share    $    (.28)     $   1.97    $   1.43    $  1.35    $    .50      $  .85
-------------------------------------------------------------------------------------------------------------

1997 Business
Combination, Integration
Plan, Restructure
and Other Unusual Items
and Refinancing Activities

Business Combination

On August 13, 1997, James River Corporation of Virginia ("James River") and Fort Howard Corporation ("Fort Howard") merged, with Fort Howard shareholders receiving 1.375 James River common shares for each Fort Howard share, and James River shareholders retaining their current holdings. A total of 104.8 million additional shares of common stock were issued in the merger. In connection with the merger, James River was renamed Fort James Corporation. The merger qualified as a tax-free reorganization and has been accounted for as a pooling of interests for financial reporting purposes. Accordingly, the company's consolidated financial statements have been restated for all years presented to include the combined results of operations, cash flows and financial positions of James River and Fort Howard. Similarly, the financial data presented in this Management's Discussion and Analysis represent the combined James River and Fort Howard data for all periods presented.

   Net sales and earnings data for James River and its subsidiaries and for Fort Howard and its subsidiaries for the six months ended June 29, 1997, and for the prior two years are presented in Note 2 of Notes to Consolidated Financial Statements.

Integration Plan

Fort James believes the merger will enable it to achieve significant cost reductions not available to either James River or Fort Howard, individually. By combining complementary technologies, optimizing product manufacturing and logistics across the combined system, increasing purchasing efficiencies, eliminating redundant over-

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


22 FORT JAMES CORPORATION

head costs and consolidating work forces where duplication exists, Fort James expects to reduce costs and increase productivity. As a result of these integration efforts, Fort James expects to realize cost savings estimated to be at a $150 million annual run rate by the end of 1998, increasing to $200 million per year over time.

Restructure and Other Unusual Items

In conjunction with the merger integration plan, the company recorded a pretax charge of $523.8 million in 1997. Included in the total is $234.5 million for facility closures and write-downs of redundant property, plant and equipment; $103.1 million for employee severance and other employee-related costs; $82.8 million for the cost of terminating contracts and other long-term agreements; $54.2 million for investment banking, legal, accounting and other transaction costs; and $49.2 million for other costs. The charge for facility closures includes amounts related to the company's permanent closure of two tissue mills, in Ashland, Wisconsin, and Carthage, New York, in the spring of 1998, and additional rationalization of manufacturing operations planned in North America and Europe. The integration plan is anticipated to result in a net reduction of 2,500 employees, representing approximately 8 percent of the company's combined worldwide workforce. Cash costs of the restructure program are estimated to total approximately $150 million, net of tax benefits. Additional information on the merger restructure charge is contained in Note 3. Also during 1997, the company recognized a pretax gain of $69.6 million on the sale of approximately 232,000 acres of timberlands. The merger restructure charge, net of the gain on the sale of timberlands totaled $454.2 million and was reported as "restructure and other unusual items" in the statement of operations. The income tax benefit of the net charge was $119.2 million, or 26 percent of the pretax charge. The income tax benefit is lower than the statutory income tax rate principally because certain merger costs and fees are non-deductible. The restructure and other unusual items reduced 1997 net income by $335.0 million, or $1.62 per diluted share. An additional estimated $60 million of non-accruable merger integration costs will be recorded in 1998, as incurred.

Refinancing Activities

In October 1997, the company completed the refinancing of a total of approximately $2.1 billion principal amount of debt, as further described in
Note 9. An extraordinary charge of $215.0 million ($131.5 million net of taxes, or $.63 per diluted share) was recorded associated with these refinancings. The debt refinancings are expected to result in an annual reduction in interest expense of approximately $50 million.

1996 and 1995
Dispositions,
Restructuring and
Other Items
and Refinancings

During 1996, the company sold its Flexible Packaging and related Inks divisions, as well as several small domestic North American Consumer Products Business mills. In 1995, the company spun off Crown Vantage Inc. ("Crown Vantage") to its common shareholders. Crown Vantage included a large part of what was formerly in the company's Communications Papers Business, as well as the specialty paper-based portion of the Packaging Business. Divestitures are further described in Note 2. Additionally, the company recorded restructuring and other unusual charges of $10.7 million ($12.9 million net of taxes, or $.07 per diluted share) in 1996 and $51.9 million ($32.1 million net of taxes, or $.20 per diluted share) in 1995, as described in Note 3. Extraordinary losses of $13.4 million ($8.1 million net of taxes, or $.04 per diluted share) were recorded in 1996 and $30.7 million ($18.8 million net of taxes, or $.11 per diluted share) were recorded in 1995 in connection with the early extinguishment of debt. In 1996, the company recorded a $36 million tax benefit ($.19 per diluted share) as a result of a U.S. Tax Court decision allowing the company to deduct certain expenses relating to Fort Howard's 1988 leveraged buy-out ("LBO"). In 1995, the company recorded a $6.3 million charge ($.04 per diluted share) to increase deferred taxes for the effect of a French tax rate increase. Unusual tax items are described in Note 5.

                                                      FORT JAMES CORPORATION 23

Results of Operations

(in millions)                                                  1997           1996           1995
----------------------------------------------------------------------------------------------------
Net sales:
   North American Consumer Products                          $4,360.0       $4,362.0       $4,440.6
   European Consumer Products                                 1,828.1        1,980.2        1,949.9
   Packaging                                                    782.9        1,139.9        1,659.9
   Communications Papers                                        467.7          456.7        1,091.4
   Intersegment elimination                                    (179.7)        (231.7)        (253.9)
----------------------------------------------------------------------------------------------------
      Consolidated                                           $7,259.0       $7,707.1       $8,887.9
====================================================================================================

Income from operations:(a)
   North American Consumer Products                            $845.4       $  753.3       $  583.5
   European Consumer Products                                   202.4          177.1           63.5
   Packaging                                                     81.3           91.9           76.1
   Communications Papers                                         19.8           22.2          191.2
   General corporate expenses                                   (92.0)        (124.5)         (79.0)
----------------------------------------------------------------------------------------------------
      Consolidated                                           $1,056.9       $  920.0       $  835.3
====================================================================================================
Income from operations as a percent of net sales(a)              14.6%          11.9%           9.4%
====================================================================================================

(a) Represents segment results before restructuring and other unusual items. The allocation of restructuring and other unusual items by business segment is presented in Note 16.

Results of
Operations--1997
Compared to 1996

North American Consumer Products Business

Net sales remained level between 1996 and 1997, while operating profits, before restructuring and other unusual items, increased $92.1 million, or 12 percent. Segment operating margins increased to 19.4 percent in 1997 versus 17.3 percent in 1996. Excluding the sales of the divested party goods and foam cup operations, sales increased by 1 percent. Also impacting the sales comparison was the loss of three days of Fort Howard shipments in fiscal 1997, resulting from the conversion to the Fort James fiscal year cutoff. Operating results for 1996 included an $18 million charge for revised estimates of costs of certain environmental matters.

   Net sales of retail products increased approximately 1 percent in 1997 compared to 1996, on higher volumes and slightly lower average pricing. Retail towel and tissue product unit volumes increased by approximately 2 percent over the prior year, while retail tabletop product volumes increased nearly 5 percent year-over-year. Average pricing in 1997 was fairly comparable to 1996 levels for retail tabletop products, but pricing for retail towel and tissue products declined approximately 2 percent, reflecting the effect of list price reductions put into effect in the spring of 1996. Additionally, promotional spending for retail towel and tissue products increased moderately in the second half of 1997, in response to competitive activity. In January 1998, the company announced list price increases for its retail towel and tissue products, generally ranging from 4 to 6.5 percent.

   Net sales of away-from-home products decreased approximately 1 percent in 1997 compared to 1996, reflecting the combination of improved away-from-home towel and tissue product volumes, more than offset by reduced away-from-home foodservice product volumes and slightly lower pricing for tissue products. Away-from-home towel and tissue product unit volumes increased by approximately 4 percent over the prior year, however, away-from-home foodservice volumes decreased by approximately 9 percent compared to 1996. Average pricing improved modestly for away-from-home foodservice products compared to the prior year, while average away-from-home tissue pricing declined approximately 2 percent. The company implemented a list price increase for away-from-home towel and tissue products ranging from 6 to 9 percent late in the year in 1997.

   Net sales of other products (comprised of excess market pulp and the Harmon Associates wastepaper brokerage business) increased 23 percent in 1997 versus 1996. The company's domestic tissue operations are fully integrated to either kraft or deinked pulp, with excess capacity of approximately 250,000 metric tons per

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


24  FORT JAMES CORPORATION

year sold as market pulp. The increase in sales reflected higher market pulp volumes in 1997 compared to 1996, partially offset by lower average pulp selling prices. Tissue-grade wastepaper prices remained relatively level in 1996 and 1997.

U.S tissue industry operating rates were at approximately 94 to 95 percent of capacity in 1997. The company believes that tissue capacity growth, net of capacity closures, will not exceed demand growth, which should allow supply and demand to remain in approximate balance in 1998 and 1999.


European Consumer Products Business

Net sales declined $152.1 million, or 8 percent, in 1997 compared to 1996. For the same period, operating profits, before restructuring and other unusual items, increased $25.3 million, or 14 percent. Segment operating margins continued to improve, rising to 11.1 percent in 1997 from 8.9 percent in 1996. Sales and operating profits were both negatively affected by changes in foreign currency translation associated with the strengthening of the U.S. dollar. Absent these changes, the company estimates 1997 sales would have been similar to the prior year levels and operating profits would have increased by 20 percent.

   Selling prices for European tissue products averaged between 2 and 3 percent lower in 1997 compared to 1996; however, pricing trends varied significantly by country. Finished goods pricing trends were weakest in Italy, where aggressive industry capacity additions have made the market more price competitive, while pricing in other countries generally ranged from level with the prior year to a decline of approximately 5 percent. The company expects pricing in European tissue markets to remain competitive in the near-term future, as additional industry capacity is anticipated to come on-line at rates greater than expected demand growth. Italian producers, who also export tissue into Germany, are adding a disproportionately large percentage of the new capacity. Therefore, it is expected that the Italian and German markets, where the company has relatively less exposure, will remain among the most price competitive in Europe.

   Finished goods unit volumes increased more than 2 percent in 1997 versus 1996, as the company was able to consolidate the strong volume gains achieved in 1996. Unconverted tissue parent roll volumes, which currently account for approximately 8 percent of the tons sold in Europe, declined by more than 2 percent, reflecting increased sales of converted tissue products.

   Operating profits were favorably affected by a continued gradual decline in the cost of market pulp during 1997. Similar to most of its European tissue competitors, Fort James' European business is not backward integrated to kraft pulp. Approximately two-thirds of the business' fiber requirements are met with purchased market pulp (some of which is provided by excess pulp within the company's North American Consumer Products Business), while the remaining one-third is provided by its deinked pulp facilities. European operating results also benefited from manufacturing and other cost reductions and increased productivity.


Packaging Business

Net sales declined $357.0 million, or 31 percent, in 1997 compared to 1996. For the same period, operating profits, before restructuring and other unusual items, declined $10.6 million, or 12 percent, while segment operating margins improved to 10.4 percent in 1997 versus 8.1 percent in 1996. The decline in sales was principally attributable to the 1996 sale of the Flexible Packaging and related Inks divisions, while the decline in operating profits was primarily the result of lower average pricing. On a pro forma basis, excluding the Flexible Packaging division, sales decreased by $72 million, from $855 million in 1996 to $783 million in 1997 and operating profits decreased by $9 million, from $90 million to $81 million, respectively.

   The decline in pro forma sales and profits was primarily the result of lower average selling prices for the company's folding cartons and coated recycled board, partially offset by improved volumes. Average carton and recycled board prices declined approximately 5 percent versus the prior year, as declines in raw material costs created a more competitive pricing environment. Folding carton unit volumes improved approximately 5 percent in 1997 compared to 1996, while recycled board volumes increased by more than 10 percent, reflecting

                                                     FORT JAMES CORPORATION 25

improvements in productivity and efficiency at the company's Kalamazoo, Michigan, recycled board mill. Operating profits were also affected by a modest increase in wastepaper and other raw material costs.

   The Packaging Business experienced a transition in its customer base at the end of 1997, with the loss of one of the business' major customers. The company is aggressively seeking new customers and has been successful in replacing a large portion of the lost business. However, the company expects the transition in customer base will have a negative affect on this business in the first half of 1998.

Communications Papers Business

Net sales increased $11 million, or 2 percent, in 1997 compared to 1996. For the same period, operating profits, before restructuring and other unusual items, declined $2.4 million, or 11 percent, while segment operating margins declined slightly to 4.2 percent in 1997 versus 4.9 percent in 1996. The change in sales and operating profits was principally attributable to a decline in average selling prices for both uncoated free sheet and uncoated groundwood papers, offset by increased sales volumes and lower wood costs.

   Selling prices for most uncoated papers declined steadily during 1996, reaching their lowest levels in the first quarter of 1997, before modestly improving during the last three quarters of 1997. Lower average prices for communications papers were the result of a combination of excess industry capacity and declining market pulp prices creating a more competitive pricing environment. Selling prices for uncoated free sheet papers averaged approximately $60 per ton lower in 1997 compared to 1996, while selling prices for uncoated groundwood papers averaged more than $100 per ton lower. Unit volumes improved by approximately 15 percent for uncoated free sheet papers and 4 percent for uncoated groundwood papers, reflecting a higher-than-normal level of market-related downtime taken in 1996. The change in operating profits was also affected by a 20 percent decline in average wood chip costs in the Pacific Northwest. Wood costs average higher in this region than in others because of environmental restrictions on timber harvesting.

   The company believes there is a risk that prices for communications papers could come under increased pressure in 1998, from weakening pulp markets, continuing excess industry inventories, new capacity start-ups and risks of increased imports from Asia.


Other Income and Expense Items

General corporate expenses declined $32.5 million, or 26 percent in 1997 compared to 1996, as a result of reduced spending on new, integrated management information systems. Corporate costs are expected to increase somewhat in 1998 associated with the establishment of the company's executive offices in Chicago, Illinois, and merger-related management changes.

   The company has developed and is executing plans to address the impact of Year 2000 on key financial information and operational systems. The financial impact of making the required system modifications and software replacements to comply with Year 2000 issues prior to December 31, 1999, has not been and is not expected to be material to the company's consolidated financial position or results of operations.

   Interest expense decreased $72.6 million, or 17 percent, from $424.4 million in 1996 to $351.8 million in 1997. The decline resulted from lower average debt levels, combined with the benefits from the company's refinancing activities. Total debt declined by $244.3 million during 1997, from $4,434 million at the beginning of the year to $4,190 million at the end of the year. Fort James plans to continue to focus on debt reduction, which is expected to be the primary use of the company's free cash flow in the near-term future.

   Other income increased marginally, to $21.4 million in 1997 from $18.7 million in 1996, reflecting an increase in gains on the sale of miscellaneous assets, partially offset by increased foreign currency exchange losses. See Note 4.

   The company's reported effective tax rate increased to 60.2 percent in 1997 versus 33.9 percent in 1996, principally due to non-deductible merger costs. Excluding restructuring and other unusual items and the 1996 tax deduction of 1988 LBO expenses, the effective tax rate declined to 39 percent in 1997 compared to 39.8 percent in the prior year. This recurring effective tax rate declined primarily due to the decreased relative size of non-deductible items.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

26  FORT JAMES CORPORATION

Results of
Operations--1996
Compared to 1995

North American Consumer Products Business

Net sales declined $78.6 million, or 2 percent, in 1996 compared to 1995. For the same periods, operating profits, before restructuring and other unusual items, improved $169.8 million, or 29 percent. The business' return on sales improved to 17.3 percent in 1996 compared to 13.1 percent in the prior year. The decline in sales was principally attributable to the divestitures of the company's foam cup and party goods operations, combined with the decline in average selling prices for the company's excess North American pulp and wastepaper.

   Net sales of retail products were comparable in 1996 and 1995, as unit volume increases for retail tissue products were offset by lower retail tabletop volumes. Average pricing was comparable to the prior year for retail tissue products, but slightly higher for retail tabletop products. List prices for retail tissue and towel products were increased twice in 1995, but were reduced in the spring of 1996 by between 5 and 8 percent, following competitive pricing actions tied to the falling cost of market pulp. Net sales into warehouse club and private label channels increased over 1995 sales, driven by both stronger volumes and higher average selling prices.

   Net sales of away-from-home products declined from the prior year, reflecting a combination of unit volume increases for tissue products, more than offset by unit volume and price decreases for foodservice products. Average pricing for commercial tissue products improved slightly compared to 1995 levels. High industry utilization rates contributed to relatively stable commercial tissue pricing throughout 1996, despite significantly lower average wastepaper costs. Commercial foodservice products experienced lower average pricing in 1996 compared to the prior year, as competitive price reductions were taken following raw material cost reductions.

   The improvement in operating results was driven by a combination of cost reduction initiatives, lower raw material costs and lower levels of trade spending, partially offset by increased advertising and marketing costs and reduced market pulp profitability.

European Consumer Products Business

Net sales increased by $30.3 million, or 2 percent in 1996 compared to 1995. For the same periods, operating profits, before restructuring and other unusual items, increased by $113.6 million, or more than 175 percent. Operating margins increased to 8.9 percent in 1996 from 3.3 percent in 1995.

   Increased sales in 1996 were attributable to market share gains, partially offset by a small decline in average net selling prices. Converted product unit volumes increased in 1996, despite a two-month strike at the company's Spanish tissue facility. Volume gains occurred in all geographic regions and were attributable, in part, to successful new product innovations, as well as a recovery of lower than normal volumes experienced in 1995. Average finished goods pricing declined somewhat compared to 1995, in response to dramatically lower raw material costs.

   In Europe, where the company is not backward integrated to kraft pulp, a sharp reduction in fiber costs, without a commensurate reduction in average selling prices, contributed to the higher operating margins reported in 1996. In addition to higher volumes and lower fiber costs, operating profit improvements were generated by manufacturing cost reductions, partially offset by the lower average selling prices and increased expenses for advertising, consumer promotion and trade spending.

Packaging Business

Net sales decreased by $520.0 million, or 31 percent, in 1996 compared to 1995. For the same periods, operating profits, before restructuring and other unusual items, increased $15.8 million, or 21 percent. The majority of the decline in sales was due to divestitures. On a pro forma basis, excluding the Flexible Packaging division and the packaging facilities spun off to Crown Vantage, sales decreased by $120 million, from $975 million in 1995 to $855 million in 1996, while operating profits decreased $1 million, from $91 million to $90 million, respectively. The business' pro forma return on sales improved to 10.5 percent in 1996 from 9.3 percent in 1995.

                                                    FORT JAMES CORPORATION 27

   The decline in pro forma sales was principally attributable to lower volumes for folding cartons, partially offset by increased volumes for coated recycled board. Selling prices for coated recycled board averaged approximately 10 percent lower in 1996 compared to 1995. Average folding carton prices were similar in 1996 and 1995, as prices trended higher throughout 1995, before trending lower during 1996. The improvement in operating profits was attributable to a combination of lower raw material costs, particularly for purchased wastepaper, and manufacturing cost reductions, partially offset by the lower volumes and pricing for certain packaging grades. Operating profits also improved following the Flexible Packaging sale and the Crown Vantage spin-off, as these divisions reported operating losses in 1995.

Communications Papers Business

Net sales decreased by $634.7 million, or 58 percent, in 1996 compared to 1995. For the same periods, operating profits, before restructuring and other unusual items, declined $169.0 million, or 88 percent. The majority of the decline in sales was due to the August 1995 spin-off of Crown Vantage. On a pro forma basis, excluding the communications papers facilities spun off to Crown Vantage, sales decreased by $189 million, from $646 million in 1995 to $457 million in 1996, and operating profits declined by $105 million, from $127 million to $22 million, respectively. The business' pro forma return on sales declined from
19.7 percent in 1995 to 4.9 percent in 1996.

   The decline in pro forma sales and profits was principally due to significantly lower average selling prices and unit volumes for both uncoated free sheet and uncoated groundwood papers. After increasing sharply during the first nine months of 1995, selling prices fell steadily throughout 1996 due to major customer inventory corrections combined with weaker demand growth and excess industry capacity. Selling prices for uncoated free sheet papers averaged approximately $250 per ton lower in 1996 compared to 1995, while selling prices for uncoated groundwood papers averaged approximately $50 per ton lower. Unit volumes declined from 1995 levels by 6 to 7 percent. The majority of the volume declines occurred in the first half of 1996, as substantial market-related downtime was taken to prevent a build-up of inventory. The decline in pro forma profits was partially offset by reduced wood chip costs, which decreased between 20 and 25 percent in 1996 compared to 1995.

Other Income and Expense Items

General corporate expenses, before restructuring and other unusual items, increased 58 percent, to $124.5 million in 1996 from $79.0 million in 1995. The increase principally resulted from consulting and other costs incurred during 1996 in installing new integrated management information systems to support the company's cost reduction initiatives.

   Interest expense decreased by $111.9 million, or 21 percent, from $536.3 million in 1995 to $424.4 million in 1996 principally due to significant reductions in outstanding debt. The application of divestiture proceeds (net of acquisitions), common stock issuance proceeds and free cash flows to pay down debt resulted in a $1,761 million reduction in debt, from $6,195 million at the beginning of 1996 to $4,434 million as of the end of 1996.

   Other income declined by $23.3 million, from $42.0 million in 1995 to $18.7 million in 1996, largely due to an $18 million reduction in equity earnings of unconsolidated affiliates and a $3 million reduction in interest income. The company's share of earnings of Aracruz Celulose S.A., the world's largest producer of eucalyptus market pulp, was lower in 1996 following the downturn in worldwide market pulp prices during 1996.

   Fort James' reported effective tax rate was 33.9 percent in 1996, compared to
44.2 percent in 1995. Excluding restructuring and other unusual items, the 1996 tax deduction of 1988 LBO expenses and the 1995 French tax rate increase, the effective tax rate declined to 39.8 percent in 1996 compared to 41.4 percent 1995. This recurring effective tax rate declined primarily due to the decreased relative size of non-deductible items.

MANAGEMENT'S DISCUSSION
and analysis of financial condition
and results of operations

28  FORT JAMES CORPORATION

Liquidity and
Capital Resources

Operating Activities

Cash provided by operating activities totaled $764.2 million in 1997 compared to $1,084.6 million in 1996. Working capital reductions generated $230.3 million of cash in 1996, while working capital increases used cash of $163.4 million in 1997. A portion of the working capital increase in 1997 related to the termination of a $60 million Fort Howard accounts receivable securitization facility and a planned increase in inventories in anticipation of mill closures.

Investing Activities

Net cash used for investing activities totaled $297.7 million in 1997 and included $505.9 million of capital expenditures, net of $190.1 million of cash proceeds from asset sales and $18.1 million of other miscellaneous cash proceeds. During 1996, net cash used for investing activities totaled $192.5 million and included $499.5 million of capital expenditures and $199.9 million of cash paid for the remaining 14 percent minority interest in the company's European Consumer Products Business, net of $496.6 million of cash proceeds from asset sales and $10.3 million of other miscellaneous cash proceeds.

   Cash proceeds from assets sales in 1997 totaled $190.1 million, primarily from the sale of its remaining 232,000 acres of timberlands in the southeastern U.S. and in Maine, pursuant to an ongoing timberlands divestiture program. Divestitures are detailed in Note 2.

   Capital spending of $505.9 million in 1997 was only slightly higher than the $499.5 million spent in 1996. Approximately three-quarters of the total 1997 expenditures were within the Consumer Products Businesses, including approximately $68 million of spending on tissue converting modernizations and $45 million of spending on a new tissue machine under construction at the company's Rincon, Georgia mill. The company currently expects 1998 capital spending to be in the range of $550 million, reflecting the spending to complete the new Rincon tissue machine in the fall. Contractual capital commitments as of December 28, 1997, were not material.

Financing Activities

Total indebtedness decreased by $244.3 million in 1997, principally from the use of free cash flows and divestiture proceeds. During 1997, new borrowings totaled $2,200.9 million and debt payments totaled $2,378.4 million, principally associated with the company's refinancings. Additionally, changes in currency translation rates reduced debt denominated in foreign currencies by $66.8 million.

   As of December 28, 1997, Fort James and its subsidiaries had domestic and foreign revolving credit facilities providing for unsecured borrowings of up to $2,790 million, of which $2,500 million expire in 2002 and the balance expire between 1998 and 2000. The company also had domestic and foreign commercial paper programs, supported by the revolving credit facilities, providing for issuances of up to $583.5 million. In addition, Fort James had agreements with several banks under which it may borrow funds on an uncommitted basis at below-prime rates. On December 28, 1997, the company had outstanding borrowings of $1,731.5 million that were supported by the revolving credit facilities.

   As of the end of 1997, Fort James' weighted-average interest rate was 7.19 percent (including the impact of the interest rate swaps), compared to 8.24 percent as of the end of 1996. The company's total debt portfolio is sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of the company's debt portfolio due to differences between market interest rates and rates at the inception of the debt agreements. Based on the company's debt portfolio outstanding at December 28, 1997, and current market perception, a 10 basis point change in interest rates as of December 28, 1997 would have changed the fair value of the debt portfolio by approximately $12.3 million, and made an immaterial change to the fair value of the interest rate swap portfolio discussed below. See Note 9 for additional information.

   Total outstanding debt of $4,190 million on December 28, 1997, included approximately $2,224 million of fixed rate and $1,966 million of floating rate obligations. The company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the company enters into interest rate swap agreements, in which it agrees to exchange

                                                      FORT JAMES CORPORATION 29

various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. The company had $1,138 million and $1,286 million in notional amounts of interest rate swap agreements in effect as of December 28, 1997, and December 29, 1996, respectively. The strategy employed by the company to manage its exposure to interest rate fluctuations is consistent with that of prior years. Management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future. Additional information on interest rate management activities is provided in Note 10.

   The company's most restrictive debt covenants contain limitations on borrowings and require maintenance of a minimum ratio of net tangible assets. As of December 28, 1997, under the most restrictive provision of the company's debt agreements, Fort James had additional borrowing capacity of $1.9 billion.

   As of December 28, 1997, the company's debt ratings were investment grade and were as follows:

                                                                  Preferred     Commercial
                                    Outlook       Senior Debt       Stock          Paper
-------------------------------------------------------------------------------------------
Moody's Investor Services            Stable          Baa3            ba2        Prime-3
Standard & Poor's                    Stable          BBB-            BB+            A-3

   As of December 28, 1997, Fort James had $352.7 million face value of outstanding preferred stocks. All of the company's preferred stocks are redeemable at its option, at any time, at face value. The preferred stocks are also convertible, at the option of the holder, into common stock at conversion prices ranging between $36.69 and $37.38 per common share. When the common stock price is at a sufficient premium to the conversion prices, the company may consider calling these preferred stocks for redemption. During 1997, the company converted its Series P 9% preferred stock, having a face value of $287.5 million, into 15.3 million shares of common stock, and redeemed its Series O 8.25% preferred stock, having a face value of $98.1 million, for cash.

   Dividends paid increased to $121.6 million in 1997, compared to $97.2 million in 1996. The increase was due to a combination of increased common dividend payments, partially offset by reduced preferred dividends. Common dividends increased due to both timing (four common dividend payment dates occurred in fiscal 1997 while only three quarterly dividend payments dates occurred in fiscal 1996) and the payment of common dividends to former Fort Howard shareholders. Prior to the merger, Fort Howard did not pay a common dividend. The conversion and redemption of the Series P and Series O preferred stocks will reduce annual net dividend payments by approximately $25 million.

   The company's international operations create exposure to foreign currency exchange rate risks. To manage these risks, the company utilizes foreign exchange contracts. As of December 28, 1997, and December 29, 1996, the company had outstanding foreign exchange contracts of $304 million and $47 million in notional amount, respectively, to hedge firm and anticipated purchase commitments and firm sales commitments denominated in foreign currencies. The use of these derivative financial instruments allows the company to reduce its overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of December 28, 1997 and December 29, 1996, Fort James had unrealized gains (losses) on foreign currency exposures of $.5 million and $(.1) million, respectively, primarily related to French francs, British pounds, Spanish pesatas and Dutch guilders. A 10% change from the prevailing market rates of these foreign currencies would not have a material effect on the results of operations. Management does not foresee or expect any significant changes in foreign currency exposure or in the strategies it employs to manage such exposures in the near future. In the first quarter of 1997, the company unwound $470 million in notional amount of foreign exchange contracts at a cost of $31.5 million, net of taxes. These contracts had been designated as hedges of a portion of the company's net investment in its European Consumer Products Business, which is no longer hedged.

Environmental Matters

Like its competitors, Fort James is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations

MANAGEMENT'S DISCUSSION
and analysis of financial condition
and results of operations


30 FORT JAMES CORPORATION

impose limitations on the discharge of materials into the environment, as well as require the company to obtain and operate in compliance with the conditions of permits and other governmental authorities.

   Fort James has made and will continue to make substantial capital investments and operating expenditures, as well as production adjustments, to comply with increasingly stringent standards for air, water, and solid and hazardous waste regulations. Capital expenditures totaling approximately $15 million in 1997 and $30 million in 1996 were made by Fort James for pollution control facilities and equipment.

   In 1997, the U.S. Environmental Protection Agency ("EPA") published regulations, generally referred to as the "Cluster Rules", affecting pulp and paper industry discharges of wastewater and gaseous emissions. These rules require changes in the pulping and bleaching processes presently used in some U.S. pulp mills, including several of Fort James' mills. Based on its evaluation of the rules, the company believes that capital expenditures totaling approximately $100 million may be required, the majority of which will be spent in the next three to four years.

   As of December 28, 1997, Fort James had been identified as a "potentially responsible party," along with others, under federal or state laws with respect to various sites where hazardous substances or other contaminants are located.
Note 15 provides information on the company's accrued remediation liabilities.

Contingent Liabilities

During 1994, James River was sued in Alabama and in Connecticut by former holders of James River's 10 3/4% Debentures due October 1, 2018, all of which were either retired in a tender offer or redeemed in the fall of 1992. In general, the complaints alleged violations of certain covenants and disclosure obligations, and sought damages in excess of $50 million plus punitive damages in excess of $500 million. In June 1997, the Alabama court granted the company's motion for summary judgement and dismissed the action. The Alabama plaintiffs have appealed. Fort James believes that these claims are without merit and intends to defend them vigorously. In 1996 and 1997, the company settled the claims of all non-Alabama suit holders, representing approximately 55 percent of the debentures, for a total of $1.4 million plus reimbursement of attorney fees.

   During 1997, civil actions were filed in several jurisdictions against Fort James and various other manufacturers of sanitary paper products alleging violations of federal and state antitrust and unfair competition laws. This litigation is in its early stages. The Company believes these cases are without merit and intends to defend the litigation vigorously. Further information on Fort James' legal matters is included in Note 15.

Effect of New Accounting Standards

During 1997 and 1998, the Financial Accounting Standards Board issued several new disclosure-related accounting standards, effective for 1998. These new standards are described in Note 1.

Information Concerning
Forward-Looking
Statements

Certain sections of this annual report contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the company. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and company plans and objectives to differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business and economic conditions; competitive pricing pressures for the company's products; changes in raw material, energy and other costs; opportunities that may be presented to and pursued by the company; determinations by regulatory and governmental authorities; the ability to successfully integrate the James River and Fort Howard businesses; and the ability to achieve synergistic and other cost reductions and efficiencies.

CONSOLIDATED
statements of operations

                                                       FORT JAMES CORPORATION 31

                                           52 Weeks      52 Weeks       53 Weeks
                                            Ended          Ended          Ended
                                          December 28,  December 29,   December 31,
(in millions, except per share amounts)      1997           1996           1995
------------------------------------------------------------------------------------

Net sales                                 $ 7,259.0      $ 7,707.1      $ 8,887.9
Cost of goods sold                          5,077.7        5,564.2        6,835.2
Selling and administrative expenses         1,124.4        1,222.9        1,217.4
Restructure and other unusual items           454.2           10.7           51.9
------------------------------------------------------------------------------------
         Income from operations               602.7          909.3          783.4
Interest expense                              351.8          424.4          536.3
Other income, net                              21.4           18.7           42.0
------------------------------------------------------------------------------------
         Income before income taxes,
            minority interests and
            extraordinary item                272.3          503.6          289.1
Income tax expense                            164.0          171.0          127.8
------------------------------------------------------------------------------------
         Income before minority
            interests and
            extraordinary item                108.3          332.6          161.3
Minority interests                             (3.8)          (4.6)          (1.4)
------------------------------------------------------------------------------------
         Income before extraordinary
            item                              104.5          328.0          159.9
Extraordinary loss on early
   extinguishment of debt, net of
   taxes of $83.5 million in 1997,
   $5.3 million in 1996 and $11.9
   million in 1995                           (131.5)          (8.1)         (18.8)
------------------------------------------------------------------------------------
                  Net income (loss)       $   (27.0)     $   319.9      $   141.1
====================================================================================
Preferred dividend requirements               (43.4)         (58.5)         (58.5)
------------------------------------------------------------------------------------
                  Net income (loss)
                    applicable to
                    common shares         $   (70.4)     $   261.4      $    82.6
====================================================================================
Net income (loss) per share:
         Before extraordinary item        $     .31      $    1.49      $     .62
         Extraordinary loss on
            early extinguishment
            of debt                            (.67)          (.05)          (.11)
------------------------------------------------------------------------------------
                  Net income (loss)
                     per share            $    (.36)     $    1.44      $     .51
====================================================================================
Weighted-average number of
   common shares                              195.5          181.4          163.4
====================================================================================
Net income (loss) per share --
   assuming dilution:
         Before extraordinary item        $     .35      $    1.47      $     .62
         Extraordinary loss on
            early extinguishment
            of debt                            (.63)          (.04)          (.12)
------------------------------------------------------------------------------------
                  Net income (loss)
                    per share             $    (.28)     $    1.43      $     .50
====================================================================================
Weighted-average number of common
   shares and common share
   equivalents                                207.6          183.1          164.1
====================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED
balance sheets

32 FORT JAMES CORPORATION


                                                      December 28,   December 29,
(in millions)                                             1997          1996
------------------------------------------------------------------------------------
Assets
Current assets:
         Cash and cash equivalents                          $   33.6      $   34.6
         Accounts receivable                                   787.8         781.3
         Inventories                                           854.3         801.6
         Deferred income taxes                                 214.4         138.5
         Prepaid expenses and other current assets              26.4          52.6
------------------------------------------------------------------------------------
                  Total current assets                       1,916.5       1,808.6
------------------------------------------------------------------------------------
Property, plant and equipment                                4,565.3       4,999.3
Goodwill                                                       636.9         730.0
Other assets                                                   614.5         619.0
------------------------------------------------------------------------------------
                     Total assets                           $7,733.2      $8,156.9
====================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
         Accounts payable                                   $  636.5      $  607.3
         Accrued liabilities                                   913.0         805.8
         Current portion of long-term debt                      34.4         128.9
------------------------------------------------------------------------------------
                  Total current liabilities                  1,583.9       1,542.0
------------------------------------------------------------------------------------
Long-term debt                                               4,155.5       4,305.3
Deferred income taxes                                          650.8         690.5
Accrued postretirement benefits other than pensions            474.8         475.9
Other long-term liabilities                                    283.9         291.7
------------------------------------------------------------------------------------
                  Total liabilities                          7,148.9       7,305.4
------------------------------------------------------------------------------------
Shareholders' equity:
         Preferred stock                                       352.7         738.4
         Common stock, $.10 par value; shares outstanding
            1997--209.3 million and 1996--188.5 million         20.9          18.9
         Additional paid-in capital                          2,807.9       2,407.0
         Retained deficit                                   (2,597.2)     (2,312.8)
------------------------------------------------------------------------------------
                  Total shareholders' equity                   584.3         851.5
------------------------------------------------------------------------------------
                     Total liabilities and shareholders'
                         equity                             $7,733.2      $8,156.9
====================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED
statements of cash flows

                                                 FORT JAMES CORPORATION 33

                                                                 52 Weeks        52 Weeks        53 Weeks
                                                                   Ended          Ended           Ended
                                                                December 28,   December 29,    December 31,
(in millions)                                                      1997            1996            1995
-----------------------------------------------------------------------------------------------------------
Cash provided by (used for) operating activities:
         Net income (loss)                                         $(27.0)      $  319.9       $  141.1
         Depreciation expense and cost of timber harvested          474.7          502.5          560.3
         Amortization of goodwill                                    20.1           21.4           24.4
         Deferred income tax provision (benefit)                    (41.4)          53.7           49.4
         Restructure and other unusual items                        454.2           10.7           51.9
         Loss on early extinguishment of debt, net of tax           131.5            8.1           18.8
Change   in current assets and  liabilities,  net of effects
         of acquisitions and dispositions:
         Accounts receivable                                        (88.8)          96.1           18.8
         Inventories                                                (79.7)          82.5          (80.5)
         Other current assets                                        23.5           (2.1)           3.7
         Accounts payable and accrued liabilities                   (18.4)          53.8          (28.2)
         Foreign currency hedge                                     (31.5)
         Other, net                                                 (53.0)         (62.0)           6.5
-----------------------------------------------------------------------------------------------------------
                  Cash provided by operating activities             764.2        1,084.6          766.2
-----------------------------------------------------------------------------------------------------------
Cash provided by (used for) investing activities:
         Expenditures for property, plant and equipment            (505.9)        (499.5)        (488.5)
         Cash paid for acquisitions, net                                          (199.9)         (52.5)
         Cash received from sale of assets                          190.1          496.6           10.9
         Other, net                                                  18.1           10.3           50.9
-----------------------------------------------------------------------------------------------------------
                  Cash used for investing activities               (297.7)        (192.5)        (479.2)
-----------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities:
         Additions to long-term debt                              2,200.9            4.2        1,476.9
         Payments of long-term debt                              (2,378.4)      (1,049.2)      (2,419.4)
         Debt premiums and issuance costs                          (152.3)          (1.5)         (50.1)
         Proceeds from spin-off of Crown Vantage Inc.                                             480.4
         Common stock issued, net of offering costs                                203.8          284.1
         Preferred stock redeemed                                   (98.1)          (1.9)
         Common and preferred stock cash dividends paid            (121.6)         (97.2)        (120.4)
         Common stock issued on exercise of stock options            82.0           16.1           68.8
         Other, net                                                                  1.2
-----------------------------------------------------------------------------------------------------------
                  Cash used for financing activities               (467.5)        (924.5)        (279.7)
-----------------------------------------------------------------------------------------------------------
         Increase (decrease) in cash and cash equivalents            (1.0)         (32.4)           7.3
         Cash and cash equivalents, beginning of year                34.6           67.0           59.7
-----------------------------------------------------------------------------------------------------------
                  Cash and cash equivalents, end of year         $   33.6       $   34.6       $   67.0
===========================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED
statements of changes
in capital accounts

34  FORT JAMES CORPORATION

                                                  52 Weeks          52 Weeks             53 Weeks
                                                    Ended             Ended                Ended
                                                 December 28,      December 29,         December 31,
(in millions)                                        1997               1996               1995
------------------------------------------------------------------------------------------------------
Preferred stock
         Balance, beginning of year                $  738.4          $  740.3             $  740.3
         Conversion of preferred stock               (287.6)
         Redemption of preferred stock                (98.1)             (1.9)
------------------------------------------------------------------------------------------------------
                  Balance, end of year             $  352.7          $  738.4             $  740.3
======================================================================================================
Common shareholders' equity (deficit)
Common stock:
         Balance, beginning of year                $   18.9          $   17.2             $   13.4
         Common stock offerings                                           1.5                  3.5
         Conversion of preferred stock                  1.5
         Exercise of stock options and awards            .4                .1                   .3
         Other                                           .1                .1
------------------------------------------------------------------------------------------------------
                  Balance, end of year                 20.9              18.9                 17.2
------------------------------------------------------------------------------------------------------
Additional paid-in capital:
         Balance, beginning of year                 2,407.0           2,181.7              1,807.2
         Common stock offerings                                         202.3                280.6
         Conversion of preferred stock                286.1
         Exercise of stock options and
            awards, net of tax effect                 103.7              18.8                 82.2
         Restricted stock compensation earned          13.1               3.0
         Other                                         (2.0)              1.2                 11.7
------------------------------------------------------------------------------------------------------
                  Balance, end of year              2,807.9           2,407.0              2,181.7
------------------------------------------------------------------------------------------------------
Retained deficit:
         Balance, beginning of year                (2,312.8)         (2,523.4)            (2,547.7)
         Net income (loss)                            (27.0)            319.9                141.1
         Common stock cash dividends declared         (88.5)            (51.2)               (50.0)
         Preferred stock cash dividends declared      (43.4)            (58.5)               (58.5)
         Spin-off of Crown Vantage Inc.                                                      (38.2)
         Change in equity component of minimum
            pension liability                           3.0              11.6                   .5
         Unrealized gain (loss) on securities          13.9               4.4                 (6.1)
         Foreign currency translation and other      (142.4)            (15.6)                35.5
------------------------------------------------------------------------------------------------------
                  Balance, end of year             (2,597.2)         (2,312.8)            (2,523.4)
------------------------------------------------------------------------------------------------------
                     Common shareholders' equity
                       (deficit), end of year      $  231.6          $  113.1             $ (324.5)
======================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES
to consolidated
financial statements

                                                       FORT JAMES CORPORATION 35

NOTE 1
Summary of
Significant
Accounting
Policies


Basis of Presentation

The consolidated financial statements of Fort James Corporation ("Fort James" or the "Company") have been prepared to give retroactive effect to the merger of a wholly-owned subsidiary of James River Corporation of Virginia ("James River") with and into Fort Howard Corporation ("Fort Howard") on August 13, 1997, accounted for as a pooling of interests (see Note 2). In connection with the
merger,   James  River  was  renamed  Fort  James  Corporation.

Principles  of Consolidation

The  consolidated  financial  statements  present  the  operating results  and
financial   position  of  Fort  James  and  its  majority   owned subsidiaries.
Significant intercompany balances and transactions have been eliminated. Investments in unconsolidated affiliates which are at least 20% owned are accounted for using the equity method and are stated at cost plus the Company's share of undistributed earnings and foreign currency translation adjustments, as applicable, since acquisition.

Fiscal Year

Fort James' fiscal year includes the 52 or 53 weeks ending on the last Sunday in December. The years ended December 28, 1997, and December 29, 1996, each included 52 weeks while the year ended December 31, 1995, included 53 weeks. In 1995, the Company changed the fiscal year end of Jamont N.V., part of the European Consumer Products Business, from November 30 to December 31 to eliminate the one-month lag in reporting. The one-month lag was eliminated as an adjustment to retained deficit.

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

Inventories

Inventories are stated at the lower of cost or market and include the cost of materials, labor and manufacturing overhead. The last-in, first-out cost flow assumption is used for valuing substantially all domestic inventories other than stores and supplies. Other inventories, including substantially all inventories held by Fort Howard prior to the merger and foreign subsidiaries, are valued using first-in, first-out or average cost assumptions.

Property,  Plant and Equipment

Property, plant  and  equipment  is  stated  at  cost,  less   accumulated
depreciation. Expenditures for improvements which increase asset values or extend useful lives are capitalized. Maintenance and repair costs are expensed as incurred. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which range from 20 to 50 years for buildings and generally 5 to 25 years for machinery and equipment. For income tax purposes, depreciation is calculated using accelerated methods. Certain assets are depreciated using composite depreciation methods; accordingly, no gain or loss is recognized on partial sales or retirements of these assets.

Timber and Timberlands

Timber and timberlands are stated at cost less accumulated cost of timber harvested. Cost of timber harvested is recorded as timber is cut at rates which are determined annually based on the relationship of unamortized timber cost to the estimated volume of recoverable timber.

NOTES
to consolidated
financial statements

36  FORT JAMES CORPORATION

Intangible  Assets

The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over 40 years. Goodwill is presented net of accumulated amortization of $128.8 million as of December 28, 1997, and $108.7 million as of December 29, 1996. Differences between the Company's carrying value of investments in unconsolidated affiliates and its share of the underlying net assets of such affiliates are amortized over periods of up to 40 years. The recoverability of goodwill is periodically evaluated to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation is based upon whether the goodwill is fully recoverable from the projected undiscounted cash flows of the assets and businesses to which the goodwill relates.

Interest Costs

The Company capitalizes interest costs as part of the cost of constructing certain facilities and equipment.

(in millions)                            1997       1996      1995
---------------------------------------------------------------------
Total interest costs                    $362.8     $431.0    $545.3
Interest capitalized                     (11.0)      (6.6)     (9.0)
---------------------------------------------------------------------
         Net interest expense           $351.8     $424.4    $536.3
=====================================================================
                  Interest paid         $379.2     $417.6    $551.8
=====================================================================

Other Operating Expenses

Research and development expenditures are expensed as incurred. Direct and readily identifiable indirect research and development costs totaled $40.9 million in 1997, $49.8 million in 1996 and $56.1 million in 1995. Advertising costs are expensed as incurred and amounted to $102.9 million in 1997, $94.4 million in 1996 and $101.6 million in 1995.

Foreign  Currency  Translation

The accounts of most foreign subsidiaries and affiliates are measured using local currency as the functional currency. For those entities, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net earnings and accumulated as a separate component of retained deficit. Gains and losses from foreign currency transactions are included in other income. The U.S. dollar is used as the functional currency for subsidiaries and affiliates operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in other income.

    The change in the cumulative gain (loss) included in the translation component of retained deficit resulting from the translation of assets and liabilities of foreign subsidiaries and affiliates, net of the effect of exchange rate hedges, was as follows:

(in millions)                     1997       1996        1995
---------------------------------------------------------------------
Balance, beginning of year     $  (5.3)     $ 10.3     $(33.6)
Translation adjustments         (139.4)      (11.7)      19.3
Related income tax effect         (3.0)       (3.9)      24.6
---------------------------------------------------------------------
       Balance,  end of  year  $(147.7)     $ (5.3)    $ 10.3
=====================================================================

Derivative Financial Instruments

The Company's debt structure and international operations create exposure to interest rate and foreign currency exchange rate risks. To manage these risks, derivative financial instruments are utilized by the Company. They include interest rate swaps, caps, options and foreign exchange contracts.

                                                       FORT JAMES CORPORATION 37

        The Company does not hold or issue financial instruments for trading purposes. Translation gains and losses on hedges of net foreign investments are deferred and accumulated in the foreign currency translation component of retained deficit. Gains and losses on transactional hedges are recognized in income and offset the foreign exchange gains and losses on related transactions. Unrealized gains and losses on interest rate swap and option agreements accounted for as hedges are deferred; related interest income and expense is recognized as incurred. The cost of interest rate option agreements is amortized over the respective lives of the agreements.

        Occasionally, the Company may terminate a derivative financial instrument. If an interest rate swap, cap or option is terminated because related debt no longer exists, any gain or loss is recognized into income immediately; otherwise, the gain or loss is deferred and amortized to interest expense over the remaining periods originally covered by the derivative contract. If a foreign exchange contract hedging a net investment in a foreign subsidiary is terminated, the gain or loss is recognized in a separate component of equity, net of tax, consistent with the accounting treatment of the hedged item. If a transactional hedge is terminated, the gain or loss is recognized in income.

Net Income  (Loss)  Per  Common  Share and Common  Share Equivalent

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share" ("SFAS 128"), which is effective for periods ending after December 15, 1997, including interim periods. Earnings per share for the three years ended December 28, 1997, were calculated under SFAS 128 as follows:

                                             1997             1996             1995
                                        -------------------------------------------------
(in millions)                           Income   Shares  Income   Shares  Income   Shares
-----------------------------------------------------------------------------------------
Income before extraordinary item        $104.5           $328.0           $159.9
Preferred stock dividends                (43.4)           (58.5)           (58.5)
-----------------------------------------------------------------------------------------
Amounts used to compute basic
         earnings per share               61.1    195.5   269.5    181.4   101.4    163.4
-----------------------------------------------------------------------------------------
Effect of dilutive securities:
         Options                                    2.5              1.7               .7
         Convertible preferred stock*     12.9      9.6
-----------------------------------------------------------------------------------------
Amounts used to compute diluted
         earnings per share             $ 74.0    207.6  $269.5    183.1  $101.4    164.1
=========================================================================================

 *Series K, L and N preferred stocks were antidilutive for all years presented; Series P preferred stock was antidilutive in 1996 and 1995.

Adoption  of Accounting Pronouncements

In 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," which will require the Company to report and display comprehensive income and Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for the way public companies report information about operating segments in both interim and annual financial statements, including related disclosures about products and services, geographic areas, and major customers. The Company has not determined what, if any, impact Statement No. 131 will have on the reported operating segments and the related disclosures. These standards will be effective for the Company's 1998 fiscal year.

Reclassifications

Certain amounts in the financial statements and supporting footnote disclosures have been reclassified to conform to 1997 classifications including a reclassification of customer freight charges from net sales to cost of sales. Reportable segments for all periods have been reconfigured to include bleached board operations (formerly in the North American Consumer Products segment) in the Packaging segment and to include the foodwrap operations (formerly in the Packaging segment) in the North American Consumer Products segment.

NOTES
to consolidated
financial statements

38  FORT JAMES CORPORATION

NOTE 2
Acquisitions,
Dispositions
and Other
Transactions

1997

Effective  August 13, 1997, in connection  with the merger,  the Company  issued
104.8 million shares of its Common Stock in exchange for all the outstanding common stock of Fort Howard based on a conversion ratio of 1.375 shares (the merger exchange ratio) of the Company's Common Stock for each share of Fort Howard common stock, for a total value of $4.6 billion. The merger qualified as a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include the combined financial results of James River and Fort Howard. Net sales, income before extraordinary item and net income for the individual companies reported prior to the merger were as follows:


                                      Six months        Year           Year
                                         Ended          Ended          Ended
                                        June 29,     December 29,   December 31,
(in millions)                             1997           1996           1995
--------------------------------------------------------------------------------
                                       (Unaudited)
[S] [C]
Net sales:
         James River                      $2,794.3       $5,971.9      $7,141.2
         Fort Howard                         812.2        1,580.8       1,620.9
Reclassifications                             65.6          154.4         125.8
--------------------------------------------------------------------------------
                  Total                   $3,672.1       $7,707.1      $8,887.9
================================================================================
Income before extraordinary item:
         James River                      $  138.3       $  157.3      $  126.4
         Fort Howard                         108.6          170.7          33.5
--------------------------------------------------------------------------------
                  Total                   $  246.9       $  328.0      $  159.9
================================================================================
Net income:
         James River                      $  138.3       $  157.3      $  126.4
         Fort Howard                         106.7          162.6          14.7
--------------------------------------------------------------------------------
                  Total                   $  245.0       $  319.9      $  141.1
================================================================================


The consolidated financial information presented above reflects reclassifications of customer freight expenses and certain trade promotions to conform the classifications of Fort Howard to those of Fort James. The conforming of the accounting practices of Fort James and Fort Howard resulted in no adjustments to net income or shareholders' equity. There were no significant intercompany transactions between Fort James and Fort Howard.

        Cash proceeds from asset sales in 1997 totaling $190.1 million were primarily from the sale of timberlands in the southeastern U.S. and in Maine pursuant to an ongoing timberland divestiture program.

1996

In September 1996, the Company purchased the remaining 14% minority interest in Jamont N.V., which is included in the European Consumer Products Business, under an existing put and call agreement for $199.9 million. Fort James recorded the acquisition of the remaining 14% minority interest, which had a book value of $151 million, under the purchase method of accounting.

        In October 1996, the Company completed the sale of its Inks division of the Packaging Business, which included seven plants, for gross cash proceeds of $27 million. This division manufactured and sold high quality inks for packaging applications with annual net sales of approximately $47 million. In August 1996, the Company completed the sale of its Flexible Packaging group for gross cash proceeds of $372.7 million. The Flexible Packaging group had ten manufacturing facilities, annual net sales of $483 million and net assets totaling $336.7 million, which were net of total liabilities of $8.4 million. In May 1996, the Company completed the sale of its specialty operations business, which was a part of the North American Consumer Products Business, for cash proceeds of approximately $30 million and a combination of subordinated long-term notes and preferred stock. The specialty operations business had annual net sales of approximately $125 million. Additionally in 1996, the Company sold its Handi-Kup foam cup operations, formerly part of the North American

                                                       FORT JAMES CORPORATION 39

Consumer Products Business, for approximately $52 million. The Handi-Kup operations had annual net sales of approximately $96 million.

1995

In August 1995, the Company completed the spin-off to shareholders of Crown Vantage Inc. ("Crown Vantage") which included a large part of the Company's Communications Papers Business, along with the specialty paper-based portion of its Packaging Business. Net proceeds from Crown Vantage's financings totaling $480 million and pay-in-kind notes valued at $85 million were received by the Company as a result of the spin-off. These amounts were treated as a return of the Company's investment. The book value of net assets spun off to Crown Vantage less proceeds received totaled $38 million which was recorded as an adjustment to retained deficit. The operating results of the facilities which now make up Crown Vantage were included in the consolidated statements of operations and the consolidated statements of cash flows for the eight months (35 weeks) ended August 27, 1995.

    In November 1995, the Company acquired the cutlery division of Benchmark Holdings, Inc. for $52.5 million. In May 1995, Fort James sold its option to purchase its partners' 50% interest in the chemical recovery and cogeneration facility at the Pennington, Alabama, pulp and paper mill for $22.2 million. Fort James retained ownership of the remaining 50% interest in this facility.

Summary

The purchase prices of acquisitions were allocated to the acquired net assets based on their respective fair values. Acquisitions and dispositions are summarized below.

(in millions)                                       1997     1996     1995
---------------------------------------------------------------------------

Acquisitions of consolidated entities:
         Fair value of assets acquired                      $199.9   $55.2
         Liabilities assumed or created                               (2.7)
---------------------------------------------------------------------------
                  Cash paid for acquisitions                $199.9   $52.5
---------------------------------------------------------------------------
Dispositions  (other than Crown Vantage spin-off):
         Fair value of assets sold                  $190.1  $508.9   $13.7
         Non-cash consideration received                     (12.3)   (2.8)
---------------------------------------------------------------------------
                  Cash received from sale of assets $190.1  $496.6   $10.9
===========================================================================


NOTE 3
Restructure
and Other
Unusual
Items

In 1997, the Company recorded a $454.2 million net charge for restructure and other unusual items primarily associated with the merger and integration of the combined operations. Included in this total are facility closures and write-downs of redundant property, plant and equipment of $234.5 million, severance and other employee related costs of $103.1 million, contract termination costs of $82.8 million, transaction costs of $54.2 million, and other merger related costs of $49.2 million offset by gains on sales of timberlands of $69.6 million. As of December 28, 1997, payments of $87.8 million have been made for these charges. The Company anticipates that substantially all of the remaining restructure costs will be paid in 1998.

        The facility closure costs represent the estimated loss on the closure of facilities primarily in the North American and European Consumer Products businesses that were necessary to eliminate redundancies in the combined company. The charge for property, plant and equipment represents the write-down to the net realizable value of less efficient and duplicate machinery and equipment not needed in the combined restructured manufacturing operations. The severance and other employee related costs provide for a reduction of approximately 3,100 employees related to the facility closures duplicate position eliminations and streamlining of operations related to cost reduction initiatives. However, approximately 600 new jobs will be created from the upgrade of remaining manufacturing facilities and expanded marketing and
product   development   capabilities.   The  costs  of  contract terminations
are comprised primarily of supply and sales distributor  contracts.

NOTES
to consolidated
financial statements

40 FORT JAMES CORPORATION

Transaction costs include investment bankers fees, legal fees, and other costs paid for the consummation of the merger. An additional estimated $60 million of nonaccruable merger-related costs will be recorded in 1998 as incurred.

        Additionally, the Company had recorded restructuring and other items charges of $10.7 million and $51.9 million in 1996 and 1995, respectively. These charges included $83.3 million of severance charges, $63.5 million of asset write-offs, and $5.0 million of transaction costs associated with the Crown Vantage spinoff, offset by $89.2 million in net gains on business dispositions (see Note 2). Severance charges related to approximately 1,250, 580 and 460 employees at the Company's European Consumer Products Business,
North American Consumer Products Business,   and  other   domestic manufacturing
and  corporate   facilities, respectively.  Asset write-downs  related to asset consolidations in Europe and the phase-out of certain packaging equipment. As of December 28, 1997, the amount remaining in the accruals for the 1996 and 1995 charges was immaterial and is expected to be fully utilized in 1998.

NOTE 4
Other
Income

(in millions)                                         1997     1996     1995
-------------------------------------------------------------------------------
Equity in earnings of unconsolidated affiliates      $ 7.4     $ 7.7    $25.7
Interest income                                        8.6       8.1     11.4
Gain on sale of assets                                 9.6       3.4      4.7
Foreign currency exchange gains (losses)              (4.8)       .6      (.4)
Other, net                                              .6      (1.1)      .6
-------------------------------------------------------------------------------
                  Total other income                 $21.4     $18.7    $42.0
===============================================================================

NOTE 5
Income
Taxes

The components of income before income taxes, minority interests and extraordinary item were as follows:

(in millions)                                        1997     1996      1995
-------------------------------------------------------------------------------
Domestic                                            $192.9    $405.9    $236.3
Foreign                                               79.4      97.7      52.8
-------------------------------------------------------------------------------
    Income before income taxes, minority interests
       and extraordinary item                       $272.3    $503.6    $289.1
===============================================================================

Income tax expense (benefit) excluding income taxes on extraordinary item, consisted of the following:

(in millions)                                        1997      1996     1995
-------------------------------------------------------------------------------
Current:
         Federal                                    $135.4    $ 67.9   $ 66.2
         State                                        29.2      13.3      7.1
         Foreign                                      40.8      36.1      5.1
-------------------------------------------------------------------------------
             Total current income tax provision      205.4     117.3     78.4
-------------------------------------------------------------------------------
Deferred:
         Federal                                     (19.4)     42.0     18.5
         State                                       (15.6)      3.8      5.4
         Foreign                                      (6.4)      7.9     25.5
-------------------------------------------------------------------------------
             Total deferred income tax
               provision (benefit)                   (41.4)     53.7     49.4
-------------------------------------------------------------------------------
                  Income tax expense                $164.0    $171.0   $127.8
===============================================================================

                                                       FORT JAMES CORPORATION 41


During 1997, 1996 and 1995, tax benefits credited to shareholders' equity, which primarily related to the redemption of stock options, were $35.1 million, $3.0 million and $12.4 million, respectively. Cash payments for income taxes totaled $125.9 million in 1997, $108.0 million in 1996 and $73.0 million in 1995. No provision for income taxes has been made for $54.7 million of undistributed earnings of certain of the Company's foreign subsidiaries and affiliates which have been indefinitely reinvested. It is not practicable to determine the amount of U.S. income tax which would be payable if such undistributed foreign earnings were repatriated because any U.S. taxes payable on such repatriation would be offset, at least in part, by foreign tax credits.

     The difference between the federal statutory income tax rate on income before income taxes, minority interests, and extraordinary item and the Company's effective income tax rate relates to the following:

                                                             Percent of Pretax Income
                                                             ------------------------
                                                               1997     1996    1995
-------------------------------------------------------------------------------------
Federal statutory income tax rate                              35.0%    35.0%   35.0%
State income taxes, net of federal income tax effect            3.2      2.5     3.6
Restructured operations                                         9.2
Nondeductible transaction expenses                              4.9
Federal audit settlement                                                (7.2)
Foreign losses not benefited                                                     3.6
Goodwill                                                        4.1      2.3     2.7
Other items, net                                                3.8      1.3    (3.2)
-------------------------------------------------------------------------------------
         Effective income tax rate on current income           60.2%    33.9%   41.7%
-------------------------------------------------------------------------------------
Effect of increase in income tax rate                                            2.5
-------------------------------------------------------------------------------------
         Effective income tax rate                             60.2%    33.9%   44.2%
=====================================================================================


In August 1995, the French Parliament passed a law imposing a 10% tax surcharge on the normal corporate tax rate. The Company recorded a $7.4 million charge ($6.3 million, net of minority interests) to increase the deferred tax liability for the effect of this increase in tax rate.

     In December 1996, following a retroactive amendment to the Internal Revenue Code, the United States Tax Court issued a favorable decision allowing certain deductions claimed by Fort Howard in the years 1988 through 1995. As a result of this decision, Fort James realized a $36 million tax benefit representing the reversal of taxes previously accrued for these years. The Internal Revenue Service is currently reviewing Fort James' federal income tax returns for the years 1989 through 1995. In the opinion of management, potential adjustments resulting from these examinations will not have a material effect on the Company's results of operations or financial condition.

     The income tax effects of temporary differences that gave rise to the net deferred tax liability as of December 28, 1997, and December 29, 1996, were related to the following:

(in millions)                                        1997              1996
--------------------------------------------------------------------------------
Property, plant and equipment                      $  904.4         $  928.3
Pension benefits                                       88.5             75.3
Other items                                            91.8             64.1
--------------------------------------------------------------------------------
                  Total deferred tax liabilities    1,084.7          1,067.7
--------------------------------------------------------------------------------
Accrued liabilities                                  (290.2)          (148.5)
Postretirement benefits other than pensions          (187.0)          (181.3)
Alternative minimum tax credit carryforwards          (87.7)           (99.5)
Intangibles                                           (77.4)           (59.6)
Tax loss carryforwards                                (26.3)           (62.7)
Other items                                           (66.1)           (43.4)
--------------------------------------------------------------------------------
                  Total deferred tax assets          (734.7)          (595.0)
--------------------------------------------------------------------------------
                  Valuation allowance                  86.4             79.3
--------------------------------------------------------------------------------
                     Net deferred tax liability    $  436.4         $  552.0
================================================================================

NOTES
to consolidated
financial statements

FORT JAMES CORPORATION 42

The change in the valuation allowance from December 29, 1996, to December 28, 1997, is primarily related to the effects of a French law change offset by the usage of foreign net operating losses not previously recognized. If recognized in the future, $39.0 million of these tax benefits will be allocated to reduce goodwill of certain acquired subsidiaries.

     As of December 28, 1997, the Company had $64.5 million of foreign net operating loss carryforwards which expire primarily from 1998 through 2004 and $1.8 million of foreign tax credit carryforwards which expire from 1998 through 2002. The Company also had alternative minimum tax ("AMT") credit carryforwards of $87.7 million which have been reflected as a reduction of deferred taxes. AMT credits may generally be carried forward indefinitely and used in future years to the extent the Company's regular tax liability exceeds the AMT liability for such future years.

NOTE 6
PENSION
  PLANS

Pursuant to pre-existing James River plans, the Company sponsors various noncontributory pension plans which cover substantially all of the James River employees, and also participates in several multiemployer retirement plans which provide defined benefits to those James River employees covered under certain collective bargaining agreements. Fort Howard did not sponsor any defined benefit plans for its employees. Benefits under the majority of plans for hourly employees are primarily based on stated benefits per year of credited service. Benefits for salaried employees are primarily related to compensation and years of credited service. The Company makes contributions to its plans sufficient to meet the minimum funding requirements of applicable laws and regulations plus additional amounts, if any, as the Company, in consultation with its actuaries, deems to be appropriate. Contributions to multiemployer plans are generally based on negotiated labor contracts. The Company's contributions totaled $17.2 million, $19.5 million and $32.6 million in 1997, 1996 and 1995, respectively. Plan assets consist principally of equity securities and corporate and government obligations.

     The components of net pension (income) cost were as follows:

(in millions)                                                   1997     1996     1995
----------------------------------------------------------------------------------------
Service cost                                                  $  16.8  $  16.7  $  16.2
Interest accrued on projected benefit obligation                 86.1     84.8     95.5
Net investment (income) loss on plan assets:
         Actual                                                (303.1)  (162.9)  (246.0)
         Deferral of difference between actual and expected
                  investment income                             186.9     59.1    137.0
Net amortization                                                  5.3     11.9      8.8
Contributions to multiemployer pension plans                      4.5      4.6      5.1
----------------------------------------------------------------------------------------
         Net pension (income) cost                            $  (3.5) $  14.2  $  16.6
========================================================================================

Net amortization included amortization of the net transition assets, net experience gains and losses, and prior service costs over 15 to 20 years. The Company incurred termination benefit and curtailment costs associated with enhanced benefits in the 1997, 1996 and 1995 restructure programs and business dispositions. Charges of $3.8 million, $18.3 million and $8.0 million are included with restructure and other unusual items for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, respectively.

     The actuarial assumptions used in determining net pension (income) cost were as follows:

                                                           1997    1996    1995
--------------------------------------------------------------------------------
Discount rate                                              7.75%   7.5%    8.6%
Assumed rate of increase in compensation levels             5.0%   5.0%    5.0%
Expected long-term rate of return on plan assets           10.0%  10.0%   10.0%
--------------------------------------------------------------------------------

                                                       FORT JAMES CORPORATION 43

       The following table sets forth the funded status of the Company's plans:

                                                                   1997                             1996
                                                     ------------------------------------------------------------
                                                          Assets    Accumulated            Assets    Accumulated
                                                          Exceed       Benefits            Exceed       Benefits
                                                     Accumulated         Exceed       Accumulated         Exceed
(in millions)                                           Benefits         Assets          Benefits         Assets
-----------------------------------------------------------------------------------------------------------------
Actuarial present value of:
         Vested benefits                                $1,044.2         $102.8            $902.2         $164.0
         Nonvested benefits                                 36.9            9.1              31.6           17.6
-----------------------------------------------------------------------------------------------------------------
                  Accumulated benefit obligation         1,081.1          111.9             933.8          181.6
         Effect of projected future salary increases        29.7            1.9              22.8             .8
-----------------------------------------------------------------------------------------------------------------
                  Projected benefit obligation           1,110.8          113.8             956.6          182.4
-----------------------------------------------------------------------------------------------------------------
Plan assets at fair value                                1,478.1          103.2           1,200.4          158.0
-----------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
         projected benefit obligation                      367.3          (10.6)            243.8          (24.4)
Unrecognized net (gain) loss                              (190.0)           5.7             (82.6)          11.9
Unrecognized prior service cost                             38.8           20.1              33.3           30.9
Unrecognized net transition asset                           (6.8)          (1.5)             (7.7)          (3.0)
Minimum pension liability                                                 (22.5)                           (39.0)
-----------------------------------------------------------------------------------------------------------------
         Net pension  asset  (liability)                 $ 209.3         $ (8.8)          $ 186.8        $ (23.6)
=================================================================================================================

As of December 28, 1997, benefit obligations were determined using a discount rate of 7.25% and an assumed rate of increase in compensation levels of 5.0%. The effect of the change in the discount rate and other actuarial assumptions was an increase in the projected benefit obligation of $74.4 million.

    Other assets included net noncurrent pension assets of $223.0 million as of December 28, 1997, and $202.2 million as of December 29, 1996, exclusive of the additional minimum pension liabilities. As of December 28, 1997, $22.5 million of additional minimum pension liabilities for underfunded plans were included in other long-term liabilities, offset by an intangible asset of $18.9 million and a charge of $2.1 million to retained deficit, net of deferred taxes of $1.5 million. As of December 29, 1996, the additional minimum pension liability of $39.0 million was offset by an intangible asset of $30.5 million and a charge to retained deficit of $5.1 million, net of deferred taxes of $3.4 million.

    In 1995, the Company spun off plans to Crown Vantage. Under certain conditions, including the inability of Crown Vantage to fund required contributions, the Company has agreed to assume the liability for any underfunded benefits for the plans spun off. In the opinion of the Company's management, it is unlikely that these conditions will occur.

NOTE 7
POSTRETIREMENT
      BENEFITS
    OTHER THAN
    PENSIONS

Fort James provides certain medical and life insurance benefits to eligible retired employees under the pre-existing James River and Fort Howard postretirement benefit plans. The related postretirement benefit obligations are valued as separate plans. All of the Company's retiree medical plans are unfunded.


James  River Plans

Under the James River plans, domestic salaried employees hired before January 1, 1993, generally become eligible for retiree medical benefits after reaching age 55 with 15 years of service or after reaching age 65. Under the salaried plan, post-age 65 eligible retirees are reimbursed for a portion of the cost of premiums of Medicare supplement insurance policies, based upon vested years of service. Post-age 65 salaried retirees
are  also  reimbursed  for  certain   prescription  drug  costs,  less
deductibles. Pre-age 65 eligible retirees are paid a stated percentage of covered medical expenses, less deductibles. Salaried employees hired after January 1, 1993, are not eligible for retiree medical benefits. Benefits, eligibility and cost-sharing provisions for domestic hourly employees vary by location and collective bargaining unit.

NOTES
to consolidated
financial statements

44 FORT JAMES CORPORATION

    The discount rate used in determining the net periodic postretirement benefit cost was 7.6% for 1997, 7.4% for 1996 and 8.5% for 1995. The discount rate used in determining the accumulated postretirement benefit obligation was 7.1% and 7.6% as of December 28, 1997, and December 29, 1996, respectively. The effect of the decrease in the discount rate was an increase in the accumulated benefit obligation of $19.4 million. In addition, other actuarial assumptions were changed to reflect current trends. The effect of these changes was a decrease in the accumulated benefit obligation of $9.5 million.

    The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation begins at 7.25% in 1998, declining by .25% per year through 2002, .5% per year for 2003 through 2005 and .25% for 2006 to an ultimate rate of 4.5%. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 28, 1997, would have increased by $39.3 million. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1997 would have been an increase of $3.9 million.

Fort Howard Plans

Under the Fort Howard plans, domestic salaried and hourly employees generally become eligible for retiree medical benefits after reaching age 55 with 10 years of service. Those employees retiring prior to February 1, 1990, who had met certain eligibility requirements are entitled to postretirement health care benefit coverage. These benefits, including a percentage of medical
expenses  and   prescription   drugs,  are  subject  to deductibles,   copayment
provisions, a lifetime maximum benefit and other limitations. In addition, those employees who retire after January 31, 1990, and meet certain age and years of service requirements may purchase health care benefit coverage from Fort James up to age 65.

    The discount rate used in determining the net periodic postretirement benefit cost was 7.5% in 1997, 1996 and 1995. The discount rate used in determining the accumulated post-retirement benefit obligation was 7.1% in 1997 and 7.5% in both 1996 and 1995. The effect of the decrease in the discount rate was an increase in the accumulated benefit obligation of $.2 million. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation begins at 8.5% in 1998, declining by 1% per year through 2000 to an ultimate rate of 6.5%. If the health care cost trend rate assumptions were increased by 1%, there would have been no material effect on the accumulated postretirement benefit obligation as of December 28, 1997, or the net periodic postretirement benefit cost for 1997.

    The components of net periodic postretirement benefit cost for Fort James were as follows:

(in millions)                                                   1997      1996     1995
---------------------------------------------------------------------------------------
Service cost                                                   $ 6.6     $ 8.1    $10.5
Interest cost on accumulated postretirement benefit obligation  26.9      29.0     40.6
Net amortization                                                (9.8)     (7.7)    (9.1)
----------------------------------------------------------------------------------------
         Net  periodic   postretirement  benefit  cost         $23.7     $29.4    $42.0
========================================================================================

Net amortization included amortization of prior service gains and unrecognized net gains over approximately 12 to 15 years. In 1997 and 1996, the Company incurred curtailment gains of $11.4 million and $12.2 million, respectively, related to its restructure programs and business dispositions. In 1995, the Company incurred a curtailment gain of $3.4 million related to revisions in eligibility requirements and monthly benefits received under the Fort Howard plans. In addition to the curtailment gain, the accumulated postretirement benefit obligation as of December 31, 1995, was reduced by $10.6 million which is being amortized over 12 years, the average remaining service period of Fort Howard active employees.

                                                       FORT JAMES CORPORATION 45

    Summary information on Fort James' plans was as follows:

(in millions)                                            1997         1996
-----------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
         Retirees                                       $207.8       $191.0
         Fully eligible active participants               48.5         42.1
         Other active participants                       115.2        120.6
-----------------------------------------------------------------------------
Total accumulated postretirement benefit obligation      371.5        353.7
Unrecognized net gain                                     52.3         63.5
Unrecognized prior service gain                           73.5         81.1
-----------------------------------------------------------------------------
         Accrued  postretirement  benefit  obligation   $497.3       $498.3
=============================================================================

As of December 28, 1997, and December 29, 1996, the Company has included
$22.5 million and  $22.4   million  of  accrued   postretirement   benefit costs
in accrued liabilities, respectively, representing the estimated current portion of this liability.


     NOTE 8
    BALANCE
      SHEET
INFORMATION

Inventories


(in millions)                                                        1997        1996
---------------------------------------------------------------------------------------
Raw materials                                                       $184.3      $177.0
Finished goods and work in process                                   550.2       498.8
Stores and supplies                                                  159.4       160.9
---------------------------------------------------------------------------------------
                                                                     893.9       836.7
Subtraction to state certain inventories at last-in, first-out cost  (39.6)      (35.1)
---------------------------------------------------------------------------------------
         Total inventories                                          $854.3      $801.6
=======================================================================================
Valued at lower of cost or market:
         Last-in, first-out                                         $507.2      $365.7
         First-in, first-out or average                              347.1       435.9
---------------------------------------------------------------------------------------
         Total inventories                                          $854.3      $801.6
=======================================================================================


Property, Plant and Equipment

(in millions)                                                        1997        1996
---------------------------------------------------------------------------------------
Land and improvements                                            $   216.2   $   214.6
Buildings                                                          1,142.5     1,154.3
Machinery and equipment                                            6,081.5     6,202.6
Construction in progress                                             327.4       263.0
---------------------------------------------------------------------------------------
                                                                   7,767.6     7,834.5
Accumulated depreciation                                          (3,218.8)   (2,925.4)
---------------------------------------------------------------------------------------
                                                                   4,548.8     4,909.1
Timber and timberlands, net                                           16.5        90.2
---------------------------------------------------------------------------------------
         Net property, plant and equipment                       $ 4,565.3   $ 4,999.3
=======================================================================================

NOTES
to consolidated
financial statements

46 FORT JAMES CORPORATION

Accrued Liabilities


(in millions)                                                         1997       1996
----------------------------------------------------------------------------------------
Restructure reserve                                                  $263.2     $ 60.0
Taxes payable, other than income taxes                                 75.7      102.6
Interest payable                                                       64.6       92.0
Employee insurance benefits                                            76.8       76.1
Compensated absences                                                   75.5       74.1
Other items                                                           357.2      401.0
----------------------------------------------------------------------------------------
         Total accrued liabilities                                   $913.0     $805.8
========================================================================================


NOTE 9
INDEBTEDNESS

                                         Weighted
                                          Average
(in millions)                       Interest Rate     Maturities       1997       1996
---------------------------------------------------------------------------------------
Revolving credit facilities                  6.02%     2000-2002   $1,642.0   $  368.3
Commercial paper/credit agreements           4.67      2000-2002       89.5       57.9
5.57% - 6.88% notes                          6.67      1999-2007    1,232.1      463.1
7.75% - 8.38% notes                          8.06      2001-2023      454.1      555.4
9.25% notes                                  9.25      2001-2021      255.0      850.0
Subordinated notes                           9.52      2003-2006      123.1      916.6
Medium-term notes                            7.84      2000-2004      106.0      200.0
Revenue bonds                                7.29      2005-2023      107.7      109.3
Capital lease obligations                   10.21      2004-2017      180.4      170.6
Term loans                                                                       743.0
---------------------------------------------------------------------------------------
         Total                                                      4,189.9    4,434.2
         Less current portion                                          34.4      128.9
---------------------------------------------------------------------------------------
                  Long-term debt                                   $4,155.5   $4,305.3
=======================================================================================


Minimum Principal Payments

Minimum principal payments on long-term debt, excluding commercial paper, credit agreements and revolving credit borrowings, for the next five years are as follows:

(in millions)           1998        1999        2000        2001        2002
--------------------------------------------------------------------------------
Scheduled  maturities  $34.4      $228.2       $53.5      $284.8      $186.8
================================================================================

If the current level of commercial paper/credit agreements and revolving credit agreements remains outstanding until the expiration of the underlying or supporting agreements, additional payments of $47 million and $1,684 million would be required in 2000 and 2002, respectively. It is the Company's current intention to refinance or renew such agreements prior to their expiration.

    In connection with the merger, Fort James undertook a plan (the "Debt Refinancing Plan") designed to refinance an aggregate of approximately $2 billion principal amount of debt of Fort James and Fort Howard. In connection with the Debt Refinancing Plan, the Company incurred a $131.5 million, net of taxes, extraordinary loss for prepayment penalties and the write-off of deferred loan costs.

    At the time of the merger, as the first step in the Debt Refinancing Plan, Fort James and Fort Howard entered into a new $2.5 billion bank credit facility (the "New Credit Facility") and borrowed $666 million thereunder to replace certain of the pre-merger bank credit facilities. Additionally, on August 13, 1997, prior to the effectiveness of the merger, Fort James repurchased and retired $200 million in aggregate principal amount of its 9.77% Senior Notes due 2014 with proceeds from previous divestitures and excess cash from operations. As the second step in the Debt Refinancing Plan, on September 8, 1997, Fort Howard commenced cash tender offers for approximately $1.47 billion of its outstanding public debt securities and, upon expiration of the

                                                       FORT JAMES CORPORATION 47


tender offers in the fourth quarter, purchased a total of $1.28 billion of such debt securities as follows: (i) $89.9 million of 8 1/4% Senior Notes due 2002, (ii) $395.0 million of 9 1/4% Senior Notes due 2001, (iii) $559.3 million of 9% Senior Subordinated Notes due 2006 and (iv) $234.2 million of 10% Subordinated Notes due 2003. The tender offers were funded through a combination of borrowings under the New Credit Facility and the issuance of $720 million aggregate principal amount of notes. These notes were issued on September 29, 1997, as follows: (i) $100 million 6 1/2% Senior Notes due 2002, (ii) $320 million 6 5/8% Senior Notes due 2004 and (iii) $300 million 6 7/8% Senior Notes due 2007.

    In January 1998, the Company gave notice that it will exercise its call option on its 10% Subordinated Notes due March 15, 2003, in March of 1998 at a premium of 105% of the notes' face value of $64.3 million. Costs associated with the early extinguishment of debt are expected to be $4.2 million (or $2.6 million, net of taxes). The call will be financed with borrowings under the New Credit Facility.

Revolving  Credit  Facilities

As of December 28, 1997, Fort James and its consolidated subsidiaries had revolving credit agreements with various domestic and foreign banks providing for unsecured borrowings of up to approximately $2,790 million. The interest rates associated with the revolving credit agreements are primarily based, at the option of the Company, on the prime rate, the London Interbank Offered Rate ("LIBOR"), the Paris Interbank Offered Rate, certificate of deposit rates, or bankers' acceptance rates. Annual commitment fees of up to 15 basis points on the unused portion of the commitments may be incurred during the revolving loan periods; additionally, certain agreements provide for facility fees which may range from 6 to 10 basis points of the committed amounts. The majority of the Company's domestic and foreign revolving credit agreements, totaling $2,500 million, expire in August 2002; the remaining agreements expire from 1998 through 2000.

Commercial  Paper and Credit  Agreements

As of December 28, 1997, the Company had domestic and foreign commercial paper programs providing for commercial paper issuances of up to $583.5 million. In addition, the Company had agreements with several banks providing for other borrowings, dependent upon bank availability. These obligations generally bear interest at below-prime rates. As of December 29, 1996, the outstanding commercial paper and borrowings under credit agreements had average interest rates of 6.35%. Because of the availability of long-term financing through the Company's global revolving credit capacity and the Company's intention to refinance commercial paper and credit agreements borrowings, these borrowings have been classified as long-term debt.

Term Loans,  Notes and Debentures

Fort James' most restrictive agreements contain limitations on borrowings and require maintenance of a minimum ratio of net tangible assets. As of December 28, 1997, under the most restrictive provisions of Fort James' debt agreements, Fort James had additional borrowing capacity of $1.9 billion.

    Certain of Fort James' notes and revenue bonds are collateralized by assets consisting of property, plant and equipment, accounts receivable and inventories. Such assets are immaterial in relation to total assets.

    NOTE 10
  FINANCIAL
INSTRUMENTS

The Company employs derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign exchange rates. These financial instruments, when entered into, are designated as hedges of underlying exposures. Because of the high correlation between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the instruments are generally offset by changes in the value of the underlying exposures. Fort James effectively monitors the use of these derivative financial instruments through the use of objective measurement systems, well-defined market and credit risk limits and timely reports

NOTES
to consolidated
financial statements

48 FORT JAMES CORPORATION

to senior management according to prescribed guidelines. Virtually all of the Company's derivatives are "over-the-counter" instruments.

    The estimated fair values of derivatives used to hedge or modify the Company's risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the
underlying  hedged   transactions  and investments,  and the overall  reduction in exposure to adverse fluctuations in interest rates, foreign exchange rates, and other market risks.

    The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of Fort James' exposure through its use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates, exchange rates or other financial indices.

Credit Risk

Fort James has established strict counterparty credit guidelines and only enters into transactions with financial institutions that are investment grade. Counterparty exposures are monitored and any downgrade in credit rating receives immediate review. To minimize the concentration of credit risk, the Company enters into derivative transactions with a portfolio of financial institutions. As a result, the Company considers the risk of counterparty default to be minimal.

Interest Rate  Management

Fort James has implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements that maintain the fixed/variable mix within these defined parameters. These contracts had maturities ranging from one to two years on December 28, 1997. Variable rates are predominantly linked to LIBOR. Additionally, the Company enters into interest rate cap agreements that entitle it to receive from a financial institution the amount, if any, by which the interest payments on variable rate debt exceed pre-specified interest rates through 1999. During 1997, the Company unwound $648 million in notional amount of interest rate swaps at a cost of $8 million which is being amortized through January 1999.

    The fair value of the Company's financial instruments related to its indebtedness were as follows:

                                                       1997                             1996
                                         --------------------------------------------------------------
                                         Carrying Value                   Carrying Value
                                               or Gross                         or Gross
                                               Notional         Fair            Notional          Fair
(in millions)                                    Amount(1)     Value              Amount(1)      Value
-------------------------------------------------------------------------------------------------------
Long-term debt, including current maturities    $(4,190)     $(4,291)            $(4,434)      $(4,586)
Interest rate swaps                               1,138           (8)              1,286           (15)
Interest rate caps                                  500                              500             1
-------------------------------------------------------------------------------------------------------

(1) Long-term debt amount is carrying value; interest rate swap and cap amounts are notional amounts.

The estimates of fair values of the Company's financial instruments related to indebtedness are based on quoted market prices of comparable instruments or on current rates available to the Company for financial instruments with similar terms and remaining maturities. Based on the Company's total indebtedness at December 28, 1997, a 10 basis point interest charge would impact the fair value of the total debt portfolio by approximately $12.3 million. This exposure would be offset by a $.2 million change to the fair value of the interest rate swap portfolio. The weighted-average pay rate exceeded the weighted-average receive rate under the interest rate contracts by
 .6% and .3%, respectively, for the years ended December 28, 1997, and December 29, 1996.

                                                       FORT JAMES CORPORATION 49

Foreign Currency Management

Most of Fort James foreign currency exposures are managed on a consolidated basis, which allow for the netting of certian exposures and thus, take advantage of any natural offsets. The Company enters into forward exchange contracts and purchase currency options which mature in one year or less (principally
European currencies) to hedge firm and anticipated purchase committments and firm sales commitments denominated in foreign currencies. As of December 28, 1997, and December 29, 1996, the Company had net unrealized gains (losses) of $.5 million and $(.1) million, respectively, on a national amount of $304 million and $47 million, respectively, for these hedge instruments.

    In January and February 1997, the Company unwound $470 million in notional amount of foreign exchange contracts, along with related interest rate agreements, at a cost of $31.5 million, net of tax benefits that was recorded as a charge to equity. These foreign exchange contracts were designated as hedges of a portion of the Company's net investment to its European Consumer Products Business and were terminated prior to their original expiration in September 1998.

NOTE 11
COMMON
 STOCK

Fort James has 500 million authorized shares of common stock, $.10 par value ("Common Stock"), of which 209,306,016 shares were outstanding as of December 28, 1997. Common shares reserved for issuance as of December 28, 1997, were as follows:

                                                                            1997
--------------------------------------------------------------------------------
Stock option plans                                                     7,585,221
Incentive stock plan                                                   9,901,347
Deferred stock plan                                                      261,456
Director stock ownership plan                                             95,589
Conversion of Series K preferred stock                                 2,674,953
Conversion of Series L preferred stock                                 5,449,305
Conversion of Series N preferred stock                                 1,439,313
--------------------------------------------------------------------------------
    Total common shares reserved for issuance                         27,407,184
================================================================================

During 1996 and 1995, the Company issued 14.5 million shares of Common Stock at $14.73 per share and 34.7 million shares of Common Stock at $8.73 per share, respectively. The net proceeds to the Company were primarily used to prepay or redeem a portion of its indebtedness.

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

    After the Rights are exercisable, if the Company is acquired in a merger or other business combination, or if 50% or more of the Company's assets are sold, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the then-current exercise price, common stock of the acquiring person having a value of twice the exercise price. In addition, in the event a 15% or greater shareholder (i) acquires the Company through a merger where Fort James is the surviving corporation, (ii) engages in certain self-dealing transactions, or (iii) increases his ownership other than through a cash tender offer providing fair value to all holders of Common Stock, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the then-current exercise price, Common Stock having a value of twice the exercise price.

NOTES
to consolidated
financial statements

50 FORT JAMES CORPORATION

  NOTE 12
PREFERRED
    STOCK

The Company is authorized to issue up to five million shares of preferred stock, $10 par value. The preferred shares are issuable in series, each with varying dividend rates, redemption rights, conversion terms, liquidation values and voting rights. Outstanding series of preferred stock were as follows:

                        Depositary Shares
          -------------------------------------------   Preferred          Annual         Liquidation Value
          Liquidation          Shares         Annual       Shares          Dividend       ------------------
                Value     Outstanding       Dividend  Outstanding       Requirement           (in millions)
            Per Share            1997      Per Share         1997     (in millions)         1997        1996
------------------------------------------------------------------------------------------------------------
Series K*         $50                        $3.3750    1,999,795             $6.7       $100.0      $100.0
Series L           50       3,998,700         3.5000      999,675             14.0        199.9       200.0
Series N           50       1,056,168         3.5000      264,042              3.7         52.8        52.8
Series O                                                                                               98.1
Series P                                                                                              287.5
------------------------------------------------------------------------------------------------------------
         Total                                          3,263,512            $24.4       $352.7      $738.4
============================================================================================================

*Amounts listed for Series K are for preferred shares.

As of December 28, 1997, the Company has reserved 250,000 preferred shares for the issuance of Series M preferred stock under the Shareholder Rights Plan. In 1997, the Series O 8 1/4% Cumulative Preferred Stock ("Series O") was redeemed for $98.1 million and the Series P 9% Cumulative Convertible Preferred Stock ("Series P") was converted to 15.3 million shares of Common Stock in a non-cash financing transaction of $287.5 million.

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

    The Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series L") and the Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series N") are each held in the form of depositary shares, with each depositary share representing a one-quarter interest in a preferred share. The Series L and the Series N depositary shares are convertible at the option of the holder into Common Stock at $36.69 per common share (or 1.3626 shares of Common Stock per depositary share). The Series L and Series N depositary shares are each redeemable by the Company at $50 per depositary share plus accrued dividends. The Series L and Series N depositary shares are each exchangeable at the option of the Company for 7% Convertible Subordinated Debentures due October 1, 2017, at $50 principal amount per depositary share. If issued, these debentures will be convertible into Common Stock on the same terms as the depositary shares.

      NOTE 13
     EMPLOYEE
BENEFIT PLANS

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," pro forma net income (loss) and earnings per share would have been as follows:

(in millions, except per share amounts)           1997         1996        1995
--------------------------------------------------------------------------------
Net income (loss)                                $(37.4)     $315.2      $139.3
Earnings per  share--basic                       $ (.41)     $ 1.42      $  .49
Earnings per  share--diluted                     $ (.33)     $ 1.40      $  .49
--------------------------------------------------------------------------------

Pursuant to the merger, all of Fort Howard's options became fully vested, thereby increasing the impact of pro forma compensation cost in 1997. Fort James' stock option plans provide for the granting of options to pur-

                                                       FORT JAMES CORPORATION 51


chase common stock to certain directors, officers and key employees. Options are granted at exercise prices equal to the fair market value of such stock as of the date of grant and have terms of ten years. Fort James' options vest in two or three equal annual installments. Effective with the merger, Fort Howard's options were automatically converted into Fort James options at the merger exchange ratio. As of December 28, 1997, there were 655 employees and directors holding options.
    Stock option activity, including the retroactive effect of converting Fort Howard's options into Fort James' options, was as follows:

                                                   1997                   1996                1995
                                          --------------------------------------------------------------------
                                                       Weighted-             Weighted-              Weighted-
                                                        Average               Average                Average
                                                        Exercise             Exercise                Exercise
(in thousands, except per share amounts)    Shares       Price      Shares     Price     Shares       Price
--------------------------------------------------------------------------------------------------------------
Balance, beginning of year                   10,543      $18.34      9,437     $16.86     11,039      $17.52
         Granted                                354       40.27      2,416      23.90      2,225       22.82
         Forfeited                             (117)      27.41       (150)     23.61       (176)      20.62
         Exercised                           (4,373)      14.53       (951)     14.95     (3,477)      21.99
         Expired                               (109)      20.53       (209)     27.77       (174)      28.62
--------------------------------------------------------------------------------------------------------------
Balance, end of year                          6,298      $21.83     10,543     $18.34      9,437      $16.86
==============================================================================================================
Exercisable                                   5,026                  6,679                 6,698
Available for grant                           2,692                  2,707
Weighted-average fair value of
   options granted during the year           $13.22                  $7.26                 $6.96
==============================================================================================================

The fair value of each option grant, including the retroactive effect of converting Fort Howard's options into Fort James' options, was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

                                                 Fort James               Fort Howard
                                   ----------------------------------  ------------------
                                        1997       1996       1995       1996      1995
------------------------------------------------------------------------------------------
Dividend  yield                         1.50%      2.00%      2.00%      0.00%     0.00%
Volatility  rate                       27.56%     27.26%     26.02%     19.26%    24.32%
Risk-free  interest  rate               6.27%      6.18%      6.37%      6.07%     5.51%
Expected option life                  5 years    5 years    5 years    5 years   5 years
==========================================================================================

The following table summarizes information about fixed stock options outstanding, as of December 28, 1997:

(in thousands, except year and per share amounts)

                               Options Outstanding                            Options Exercisable
                  -------------------------------------------------    --------------------------------
       Range of                 Weighted-Average
       Exercise        Number          Remaining   Weighted-Average         Number    Weighted-Average
         Prices   Outstanding   Contractual Life     Exercise Price    Exercisable      Exercise Price
-------------------------------------------------------------------------------------------------------
$11.19 - $14.36       2,153          4.3 years              $13.21          2,153            $13.21
$15.63 - $22.97       1,469          7.4 years               19.64          1,464             19.63
$23.07 - $31.87       1,720          7.1 years               26.44            971             26.36
$32.25 - $40.66         956          8.2 years               36.31            438             33.66
-------------------------------------------------------------------------------------------------------
         Total        6,298                                                 5,026
=======================================================================================================

Restricted and Incentive Stock

Pursuant to the 1996 Stock Incentive Plan and the Director Stock Ownership Plan, the Company may also grant restricted stock and incentive stock awards to certain directors, officers and key employees. Restricted stock awards of 925,901 and 715,650 shares of Common Stock were granted in 1997 and 1996 (of which 2,994 and 2,825 shares were deferred) at a weighted-average grant date fair value of $43.57 and $26.79 per share, respectively. Awards granted to officers and key employees will vest in three to eight years, with the potential for earlier vesting of certain awards based on the Company's performance, and awards granted to

NOTES
to consolidated
financial statements
52 FORT JAMES CORPORATION


directors will vest one year from the date of grant. Incentive stock awards of 114,112 and 150,000 shares of Common Stock were granted in 1997 and 1996 at a weighted-average grant date fair value of $43.05 and $26.44 per share, respectively. Vesting of these shares is based on the Company's financial performance. The Company recognized compensation expense related to restricted and incentive stock awards of $13.1 million in 1997 and $3.0 million in 1996. As of December 28, 1997, there were 8,497,000 shares available for grant pursuant to the 1996 Stock Incentive Plan which may be granted as options, restricted stock or incentive stock. Effective with the merger, the Company authorized an additional 8 million shares available for grant pursuant to the 1996 Stock Incentive Plan. The Director Stock Ownership Plan has 90,000 shares available for grant as of December 28, 1997.

Stock Plans for  Employees

    The  Company's StockPlus  Investment  Plan is available to  substantially
all of James River's domestic  employees.   Several  alternative   investment
funds are available, including an investment fund consisting of Common Stock. Participating employees may contribute, through periodic payroll deductions, up to 10% of their compensation. Participant contributions of up to 6% of compensation are matched by the Company at a 60% rate. Additionally the Company may make discretionary contributions of up to 1% of all eligible employees' base salary to the plan. As of December 28, 1997, there were 15,000 participants in the plan, and the plan held 9 million shares of Common Stock and $140 million of other investments. Company contributions to this plan totaled $12.1 million in 1997, $16.8 million in 1996 and $15.2 million in 1995.
    A substantial majority of Fort Howard's employees are covered by defined contribution plans. The Company makes annual discretionary contributions under these plans. Participants may also contribute a percentage of their compensation to the plans. As of December 28, 1997, there were approximately 6,000 participants in these plans, and the plans held .9 million shares of Common Stock. Company contributions to these plans totaled $16.3 million in 1997 and 1996 and $13.2 million in 1995.
    In addition, the Company maintains a stock purchase plan for the benefit of certain Canadian employees. As of December 28, 1997, 59,000 shares of Common Stock were held in this plan.

NOTE 14
Related
Party
Transactions

As of December 28, 1997, Morgan Stanley, Dean Witter Discover & Co. (the surviving Corporation in the June 1, 1997, merger of Morgan Stanley Group Inc. ("Morgan Stanley Group") with and into Dean Witter Discover & Co.) ("Morgan
Stanley, Dean Witter") and certain of its affiliates owned 3% of Common Stock. As of December 29, 1996, Morgan Stanley Group and certain of its affiliates controlled 26% of Fort Howard's common stock.

    Morgan Stanley & Co. Incorporated ("MS&Co"), an affiliate of Morgan Stanley, Dean Witter, has served as lead underwriter with respect to Fort James' and Fort Howard's common stock and public debt offerings and has received underwriting fees of $5 million in 1997, $3 million in 1996 and $7 million in 1995 in connection with such public offerings. MS&Co is also a market maker with respect to Fort Howard's public debt securities. MS&Co also periodically provided financial advisory services for Fort Howard for which it received customary fees. Additionally, in connection with the merger, Fort Howard paid MS&Co approximately $20 million in fees for its services as an investment advisor.

                                                      FORT JAMES CORPORATION 53
NOTE 15
Commitments
and Contingent
Liabilities

Operating Leases

The Company leases certain facilities, vehicles and equipment over varying periods. None of the agreements contain unusual renewal or purchase options. As of December 28, 1997, future minimum rental payments under noncancelable operating leases were as follows:

                                    Minimum
(in millions)                       Rentals
--------------------------------------------
1998                                $  29.3
1999                                   25.4
2000                                   23.4
2001                                   19.2
2002                                   12.7
2003 and thereafter                    48.2
--------------------------------------------
  Total future minimum rentals       $158.2
============================================

Rent expense totaled $83.2 million in 1997, $88.6 million in 1996 and $87.6 million in 1995.

Litigation and Environmental  Matters

The  Company  is  party  to  various  legal  proceedings generally   incidental
to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, Fort James faces exposure from actual or potential claims and legal proceedings.

    During 1994, James River was sued in Morgan County, Alabama, in a class action and in Bridgeport, Connecticut, by certain former holders of James River's 10 3/4% Debentures due October 1, 2018, all of which were retired by means of a tender offer to all holders or redeemed on November 2, 1992. In general, the complaints alleged violations of a covenant prohibiting use of lower cost borrowed funds to redeem the Debentures before October 1, 1998, and of various disclosure obligations, and sought damages in excess of $50 million plus punitive damages in excess of $500 million. In June 1997, the Alabama court granted James River summary judgement on the remaining claims, and dismissed the action. The plaintiffs have appealed to the Alabama Supreme Court. The Company believes the Alabama case is without merit and intends to defend it vigorously. Most of the holders electing out of the class are plaintiffs in the Connecticut case. In 1996 and 1997, the Company settled the
claims  of  an  institutional   holder  and  the  Connecticut   plaintiffs,
representing approximately 55 percent of the debentures, for a total of $1.4 million plus reimbursement of attorney's fees.

    In May 1997, the Attorney General of the State of Florida filed a civil action in the Gainesville Division of the United States District Court for the Northern District of Florida against the Company and eight other manufacturers of sanitary paper products alleging violations of federal and state antitrust and unfair competition laws. The complaint seeks civil penalty under Florida law of $1 million for each alleged violation against each defendant, an unspecified amount of treble damages and injunctive relief. Over the following weeks, additional civil class actions were filed in various federal and state courts against the same defendants alleging violations of federal and state antitrust statutes and seeking treble damages and injunctive relief. Pursuant to the order of the Judicial Panel on Multidistrict Litigation, the federal cases were consolidated in the U.S. District Court for the Northern District of Florida at Gainesville. Similar state actions are proceeding in California and Tennessee. The litigation is in its early stages. The Company believes these cases are without merit and is vigorously defending both federal and state actions.

    Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the present opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition of Fort James but could materially affect consolidated results of operations in a given year.

NOTES
to consolidated
financial statements


54  FORT JAMES CORPORTATION

    In addition, Fort James has been identified as a potentially responsible party ("PRP"), along with others, at various U.S. Environmental Protection Agency ("EPA") designated superfund sites and is involved in remedial investigations and actions under federal and state laws. Among these sites, the Company, along with six other current and former operators of pulp and paper facilities, has been identified as a PRP by the U.S. Fish and Wildlife Service and other state and federal agencies, including the EPA, and tribal entities, regarding contamination of the lower Fox River by hazardous substances. The agencies and tribes seek primary restoration of the river, and natural resources damages. At this time, the Company, in conjunction with other PRPs, has agreed to participate with the State of Wisconsin in the
funding of primary  restoration studies  and  a  natural  resources   damages
assessment and is engaged in negotiations with federal and state agencies and tribes to resolve outstanding claims.

    In 1997, the Company adopted the American Institute of Certified Public Accountants Statement of Position 96-1, "Environmental Remediation Liability" which had no material effect on the Company's consolidated financial position or results of operations. It is the Company's policy to accrue remediation costs on an undiscounted basis when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Fort James' accrued environmental liabilities, including remediation and landfill closure costs, totaled $55.4 million and $57.0 million as of December 28, 1997, and December 29, 1996, respectively. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. The Company believes that its share of the costs of cleanup for its current remediation sites will not have a material adverse impact on its consolidated financial position but could have a material effect on consolidated results of operations in a given year. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional sites in the future or that the costs associated with such additional sites would not be material.

    In 1997, the EPA published rules which contain regulations affecting pulp and paper industry discharges of wastewater and gaseous emissions, commonly referred to as the "cluster rules." These rules require changes in the pulping and bleaching processes presently used in some U.S. pulp mills, including several of Fort James' mills. Based on its evaluation of the rules, the Company believes that capital expenditures of approximately $100 million may be required, the majority of which will be spent during the next three to four years.

NOTE 16
Segment
Information

The Company operates in the following industry segments: (i) the Consumer Products segment, which consists of the manufacture and marketing of personal care products including tissue and towels and disposable tabletop products including napkins, plates and cutlery organized along retail and away-from-home market channels; (ii) the Packaging segment manufactures folding cartons and paperboard principally for food and other consumer products manufacturers; and
(iii) the Communications Papers segment manufactures and markets uncoated business and printing papers serving the commercial printing and office markets. The Company's operations are principally domestic other than the Consumer Products segment, which includes the European Consumer Products Business.

FORT JAMES CORPORATION 55

                                     Consumer Products
                                ---------------------------                            Intersegment
                                        North                        Communications     elimination/
(in millions)                          America       Europe     Packaging    Papers       Corporate        Total
----------------------------------------------------------------------------------------------------------------
1997
Net Sales                              $4,360.0     $1,828.1     $782.9      $467.7       $(179.7)     $7,259.0
Segments results before restructure
   and other unusual items                845.4        202.4       81.3        19.8         (92.0)      1,056.9
Restructure and other unusual items      (138.3)       (90.4)     (25.2)       (3.9)       (196.4)       (454.2)
-----------------------------------------------------------------------------------------------------------------
Income from operations                    707.1        112.0       56.1        15.9        (288.4)        602.7
Depreciation and amortization             274.3        114.5       52.9        48.4           7.2         497.3
Capital expenditures                      313.0         69.0       55.0        36.4          32.5         505.9
Total assets                            3,520.7      2,191.1      612.3       570.8         838.3       7,733.2
=================================================================================================================
1996
Net sales                              $4,362.0     $1,980.2   $1,139.9     $ 456.7       $(231.7)     $7,707.1
Segment results before restructure
   and other unusual items                753.3        177.1       91.9        22.2        (124.5)        920.0
Restructure and other unusual items       (13.1)       (42.0)      49.0                      (4.6)        (10.7)
-----------------------------------------------------------------------------------------------------------------
Income from operations                    740.2        135.1      140.9        22.2        (129.1)        909.3
Depreciation and amortization             269.4        128.4       72.1        48.6           7.1         525.6
Capital expenditures                      272.2         96.3       78.6        34.1          18.3         499.5
Total assets                            3,527.5      2,607.5      585.2       603.4         833.3       8,156.9
=================================================================================================================
1995
Net sales                              $4,440.6     $1,949.9   $1,659.9      $1,091.4     $(253.9)     $8,887.9
Segment results before restructure
   and other unusual items                583.5         63.5       76.1         191.2       (79.0)        835.3
Restructure and other unusual items        (5.1)       (22.3)      (7.1)         (2.2)      (15.2)        (51.9)
-----------------------------------------------------------------------------------------------------------------
Income from operations                    578.4         41.2       69.0         189.0       (94.2)        783.4
Depreciation and amortization             255.8        137.5       83.7         103.1         6.6         586.7
Capital expenditures                      231.2         94.5      113.0          45.7         4.1         488.5
Total assets                            3,661.4      2,793.1      949.7         672.4       834.7       8,911.3
=================================================================================================================

Intersegment sales are recorded at market prices and are eliminated in consolidation. Corporate assets consist primarily of cash and cash equivalents, current deferred income taxes, investments in uncolsolidated affiliates, and the net pension asset. During each of the three years in the period ended December 28, 1997, export sales to foreign markets from the Company's domestic operations represented less than 10% of total sales to unaffili- ated customers; no single customer accounted for more than 10% of total sales in any year.

NOTES
to consolidated
financial statements

56 FORT JAMES CORPORTATION


NOTE 17
Fort James
Operating
Company

The Consolidated Financial statements for Fort James Operating Company ("FJOC"), which includes the merged operations of Fort Howard, have been omitted because certain securities registered under the Securities Act of 1933, of which FJOC is an obligor (thus subjecting them to reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934), are fully and unconditionally guaranteed by Fort James. Financial information relating to FJOC is presented herein in accordance with Staff Accounting Bulletin 53 as an addition to the notes to the financial statements of Fort James. Summarized financial information for Fort James Operating Company is as follows:

                                                     1997       1996        1995
--------------------------------------------------------------------------------
Condensed income statement information:
         Net sales                               $4,851.6    $5,179.1   $6,324.3
         Gross profit                             1,435.5     1,384.5    1,331.0
         Income (loss) before extraordinary item    (65.5)      175.3       12.2
         Net income (loss)                         (167.1)      167.2       (6.6)
Condensed balance sheet information:
         Current assets                             928.4      843.2
         Noncurrent assets                        3,292.8    3,458.2
         Current liabilities                        861.1      715.8
         Noncurrent liabilities                   5,850.4    5,064.4
         Deficit                                 (1,629.2)  (1,478.8)
================================================================================

                                                       FORT JAMES CORPORATION 57
NOTE 18
Selected
Quarterly
Financial
Data
(Unaudited)

                                                                                              Per Diluted Common Share
                                                                                     -----------------------------------------
                                                           Income                    Income
                                                           (Loss)                    (Loss)
                                                           Before                    Before
                                                           Extra-          Net       Extra-                    Stock Price
(in millions, except                            Gross    ordinary       Income     ordinary   Dividends    -------------------
per share amounts)               Net Sales     Profit        Item       (Loss)         Item    Declared     High        Low
------------------------------------------------------------------------------------------------------------------------------
December 1997:(a,b,c,d)
         1st Quarter              $1,817.8     $539.7      $  97.2      $  95.9      $  .43      $.15     $36 1/4      $29 1/4
         2nd Quarter               1,854.3      568.2        149.7        149.1         .68       .15      38 7/8       27 1/4
         3rd Quarter               1,825.4      555.0         68.7         23.5         .29       .15      45 1/16      36 5/8
         4th Quarter               1,761.5      518.4       (211.1)      (295.5)      (1.05)      .15      47 1/8       36 1/16
------------------------------------------------------------------------------------------------------------------------------
December 1996:(e,f,g,h)
         1st Quarter              $1,981.0     $532.9      $  47.4      $  47.4      $  .19      $.15    $ 28 1/8      $22 3/8
         2nd Quarter               2,014.6      563.1         66.9         63.6         .29       .15      27 3/8       24 3/4
         3rd Quarter               1,925.9      567.1        114.0        114.0         .51       .15      27 1/4       24 5/8
         4th Quarter               1,785.6      479.8         99.7         94.9         .45       .15      34 1/4       27 5/8
------------------------------------------------------------------------------------------------------------------------------

(a) Results for the fourth quarter of 1997 included a restructure charge of $458.0 million ($317.6 million net of taxes, or $1.53 per share).

(b) Results for the third quarter of 1997 included a nonrecurring charge related to transaction costs of $53.9 million (or $.25 per share).

(c) Results for the second quarter of 1997 included a nonrecurring gain on the sale of timberlands of $57.7 million ($35.2 million net of taxes, or $.16 per share).

(d) Results for the first, second, third and fourth quarters of 1997 included net extraordinary charges for the early extinguishment of debt of $1.3 million, $.6 million, $45.2 million (or $.22 per share) and $84.4 million (or $.41 per share), respectively.

(e) Results for the fourth quarter of 1996 included nonrecurring charges of $10.6 million ($8.2 million net of taxes, or $.04 per share) for
    severance  costs,   asset   write-downs  and  net  gains  on  asset
    dispositions.

(f) Results for the third quarter of 1996 included a nonrecurring gain of $46.9 million ($24.2 million net of taxes, or $.12 per share) for the Flexible Packaging disposition and nonrecurring charges of $16.6 million ($10.4 million net of taxes, or $.05 per share) for severance costs.

(g) Results for the second quarter and first quarter of 1996 included nonrecurring charges of $7.0 million ($4.2 million net of taxes, or $.02 per share) and $23.4 million ($14.3 million net of taxes, or $.09 per share), respectively, for severance costs and net losses on asset dispositions.

(h) Results for the second and fourth quarters of 1996 included net extraordinary charges for the early extinguishment of debt of $3.3 million (or $.02 per share) and $4.8 million (or $.02 per share), respectively.

MANAGEMENT
responsibility
statement

58 FORT JAMES CORPORATION

The management of Fort James Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting
principles,   and  include,   where  necessary,   amounts  which  are  based  on
management's  best  estimates and judgments.
    The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with proper authorizations, and financial records are maintained so as to permit the preparation of reliable financial statements. The system of internal controls is enhanced by written policies and procedures, an organizational structure which provides appropriate division of responsibilities, careful selection and training of qualified people, and a program of periodic audits by both internal auditors and independent accountants. The control environment is further enhanced by the Company's "Standards of Business Conduct Policy" which sets standards of professionalism and integrity for employees worldwide.
    The Audit Committee of the Board of Directors, composed entirely of non-employee directors, meets periodically with management, the internal auditors, and the independent accountants to review the adequacy of internal accounting controls, reported financial results, and the nature, extent and results of internal and external audits. The independent accountants and internal auditors have direct and independent access to the Audit Committee.

/s/ Miles L. Marsh

Miles L. Marsh
Chairman of the Board
and Chief Executive Officer

/s/ Ernst A. Haberli

Ernst A. Haberli
Executive Vice President and
Chief Financial Officer



REPORT
of independent
accountants

The Board of  Directors  and  Shareholders  of Fort James  Corporation:

We have audited the accompanying consolidated balance sheets of Fort James Corporation as of December 28, 1997, and December 29, 1996, and the related consolidated statements of operations, cash flows, and changes in capital accounts for each of the three fiscal years in the period ended December 28, 1997. These financial statements are the responsibility of the management of Fort James Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fort James Corporation as of December 28, 1997, and December 29, 1996, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand, L.L.P.


Richmond, Virginia
February 3, 1998

SELECTED
financial data(a)


                                                       FORT JAMES CORPORATION 59

(in millions, except ratios and per share amounts)   1997           1996          1995         1994         1993(b)
-------------------------------------------------------------------------------------------------------------------
Operations

         Net sales                                 $7,259.0      $7,707.1       $8,887.9     $7,103.7      $6,166.6
         Costs and expenses                         6,202.1       6,787.1        8,052.6      6,670.3       5,788.8
         Restructure and other unusual items          454.2          10.7           51.9          9.6       1,980.4
         Interest expense                             351.8         424.4          536.3        523.3         480.4
         Income (loss) before income taxes,
             minority interests
             and extraordinary item                   272.3         503.6          289.1        (70.7)     (2,039.7)
         Extraordinary item, net of taxes            (131.5)         (8.1)         (18.8)       (28.2)        (12.0)
         Net income (loss)                            (27.0)        319.9          141.1        (83.3)     (2,052.4)
         Net income (loss) applicable to
             common shares                            (70.4)        261.4           82.6       (129.1)     (2,085.2)
====================================================================================================================
Financial Position, End of Year

         Total current assets                      $1,916.5      $1,808.6       $2,161.9     $2,255.1      $1,530.1
         Property, plant and equipment              4,565.3       4,999.3        5,339.3      6,000.9       4,899.7
         Other assets                                 614.5         619.0          638.4        573.2         918.0
         Goodwill                                     636.9         730.0          771.7        776.0         153.3
         Total assets                               7,733.2       8,156.9        8,911.3      9,605.2       7,501.1
         Total current liabilities                  1,583.9       1,542.0        1,425.1      1,946.0       1,120.6
         Current debt                                  34.4         128.9          107.5        562.7         210.0
         Long-term debt                             4,155.5       4,305.3        5,406.3      5,857.6       5,052.6
         Minority interests                            10.4          11.3          165.3        154.9           7.0
         Preferred stock                              352.7         738.4          740.3        740.3         454.1
         Common shareholders' equity (deficit)        231.6         113.1         (324.5)      (727.1)       (566.8)
====================================================================================================================
Common Stock Information
         Per Share of Common Stock (diluted)
            Net income (loss) before
              extraordinary item                  $    .35      $   1.47        $     62      $ (.75)      $ (15.47)
            Extraordinary item                        (.63)         (.04)           (.12)       (.21)          (.09)
            Net income (loss)                         (.28)         1.43             .50        (.96)        (15.56)
            Annual rate of dividends
              declared                                 .60           .60             .60         .60            .60
            Book value                                1.11           .60           (1.89)      (5.42)         (4.23)
         Common Stock Market Price
            High                                 $   47.13       $ 34.25        $  37.38      $24.75       $  23.38
            Low                                      27.25         22.38           20.00       15.63          16.25
            Year-end                                 37.50         34.00           24.13       21.00          18.50
         Weighted-average number of common shares
                  and equivalents                    207.6         183.1           164.1       134.1          134.0

====================================================================================================================
Other Data
         Capital expenditures
             (excluding acquisitions)            $   505.9       $ 499.5        $  488.5     $435.3        $  496.6
         Depreciation and amortization expense       497.3         525.6           586.7      509.8           493.8
         Return on average capital employed           16.6%         13.0%           11.1%       6.4%            5.5%
         Return on net sales                           6.1%          4.4%            2.2%       (.7)%          (1.0)%
         Ratio of total debt to total capitalization  87.6%         83.7%           90.5%      97.5%          102.1%
         Current ratio                                1.21          1.17            1.52       1.16            1.37
         Cash dividend payout ratio                   +100%         34.3%           76.9%      +100%           +100%
         Ratio of earnings to interest                 3.0           2.2             1.6         .9              .9
====================================================================================================================

(a) Reflects effect of a 6.5-for-one Fort Howard stock split in 1995.
(b) Includes a charge of $1.98 billion related to the write-off of goodwill.

Book value per common share:
Common shareholders' equity (deficit) divided by outstanding shares of common stock.

Return on average capital employed:
Income (loss) before restructure charges, extraordinary item, interest expense and income taxes, divided by average capital employed. Capital employed is calculated as total assets, excluding assets held for sale, minus non-interest bearing current liabilities.

Return on net sales:
Income (loss) before after-tax restructure charges and extraordinary item, divided by net sales.

Ratio of total debt to total capitalization:
Total debt divided by the sum of total debt, minority interests, preferred stock and common shareholders' equity (deficit).

Current Ratio:
Total current assets divided by total current liabilities.

Cash dividend payout ratio:
The sum of common and preferred stock cash dividends, divided by net income
(loss).

Ratio of earnings to interest:
Income (loss) before restructure charges, extraordinary items, interest expense and income taxes, divided by total interest cost. Total interest cost is interest expense plus capitalized interest.

Exhibit 13 - Appendix A

Earnings per share, diluted bar chart as defined by the following data points:

(in dollars)                                        1995       1996       1997
As reported                                        $0.50      $1.43      $(0.28)
Excluding nonrecurring charges (net of tax)         0.81       1.35        1.97


Net sales bar chart as defined by the following data points:

(in billions)                                       1995       1996        1997
As reported                                        $8.89      $7.71       $7.26


Operating income bar chart as defined by the following data points:

(in millions)                                      1995       1996         1997
As reported                                      $783.4     $909.3     $  602.7
Excluding nonrecurring charges (net of tax)       835.3      920.0      1,056.9


Net sales by segment ratio bar chart as defined by the following data points:

                                                   1997

North American Consumer Products                    59%
European Consumer Products                          25%
Packaging                                           10%
Communications Papers                                6%


Operating Income - North American Consumer Products bar chart as defined by the following data points:

(in millions)                                1996               1997
1st Quarter                                $177.6             $204.6
2nd Quarter                                 184.2              231.1
3rd Quarter                                 217.8              219.9
4th Quarter                                 173.7              189.8

Operating Income - European Consumer Products bar chart as defined by the following data points:

(in millions)                                    1996               1997
1st Quarter                                     $31.1              $52.4
2nd Quarter                                      48.8               52.9
3rd Quarter                                      54.5               48.3
4th Quarter                                      42.7               48.8

Operating Income - Packaging bar chart as defined by the following data points:

(in millions)                                    1996              1997
1st Quarter                                     $29.8             $21.2
2nd Quarter                                      24.0              23.8
3rd Quarter                                      22.9              22.7
4th Quarter                                      15.2              13.6

Operating Income - Communications Papers bar chart as defined by the following data points:

(in millions)                                     1996            1997
1st Quarter                                       $4.2           $(3.6)
2nd Quarter                                        3.2             0.4
3rd Quarter                                        4.8            11.0
4th Quarter                                       10.0            12.0


Interest Expense bar chart as defined by the following data points:

(in millions)                                   1995       1996       1997
Interest expense                                $536       $424       $352


Capital Expenditures and Cash Flow from Operations bar chart as defined by the following data points:

(in millions)                                 1995         1996        1997
Capital expenditures                          $489       $  500        $506
Cash flow from operations                      766        1,085         764

Total Debt bar chart as defined by the following data points:

(in billions)                            1995           1996           1997
Total debt                              $5.51          $4.43          $4.19


Working Capital bar chart as defined by the following data points:

(in millions)                              1995           1996           1997
Working capital                            $737           $267           $333


Total Capitalization bar chart as defined by the following data points:

(in billions)                                    1995      1996      1997
Total debt                                       $5.51     $4.43     $4.19
Minority interests                                 .17       .01       .01
Total preferred stock                              .74       .74       .35
Common shareholders' equity                      (0.32)     0.11      0.23


Annual Rate of Cash Dividends Per Common Share bar chart as defined by the following data points:

(in dollars)                                     1995         1996       1997
Annual rate of cash dividends                    $.60         $.60       $.60

Total Assets bar chart as defined by the following data points:

(in billions)                                   1995     1996    1997
Current assets                                 $2.16    $1.81   $1.92
Net fixed and other assets                      6.75     6.35    5.82