Form 10-K, Exhibit 13
period 1998-12-27
FORT JAMES CORP
filed 1999-03-25
CIK 53117

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Results of Operations

Management believes that the following commentary and tables appropriately discuss and analyze the comparative results of operations and the financial condition of Fort James Corporation ("Fort James" or the "Company") for the periods covered. Certain events occurring in the last three years represent significant unusual or non-recurring items. These nonrecurring events are discussed in greater detail later in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results for the three years ended December 27, 1998 are summarized as follows:

---------------------------------------------------------------------------------------------------------
                                            1998                    1997                    1996
---------------------------------------------------------------------------------------------------------
(in millions, except per share data)Reported     Recurring    Reported   Recurring   Reported   Recurring
---------------------------------------------------------------------------------------------------------
Income from operations                $1,060.7    $1,161.5      $602.7    $1,056.9     $909.3      $920.0
Income before income taxes               766.0       866.8       269.7       723.9      499.0       509.7
Net income (loss)                        497.6       550.4       (27.0)      439.5      319.9       304.9
Diluted earnings (loss) per share       $ 2.26      $ 2.51      $ (.28)     $ 1.97     $ 1.43      $ 1.35
---------------------------------------------------------------------------------------------------------

Excluding non-recurring items, earnings per share increased 27% to $2.51 per diluted share during fiscal 1998 from $1.97 per diluted share in 1997 and net income increased 25% to $550.4 million during fiscal 1998 from $439.5 million in fiscal 1997. Excluding non-recurring items, income from operations during 1998 increased 10% to $1.162 billion. Operating margins rose to 15.9% in 1998 from 14.6% in 1997. Net sales of $7.301 billion in 1998 were essentially flat with the $7.259 billion reported in 1997, having been adversely affected by changes in foreign currency translation and divestitures. Excluding these factors, net sales would have increased approximately 1%.

Segment Reporting

During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way public companies report information about operating segments in both interim and annual financial statements, including related disclosures about products and services, geographic areas, and major customers. As a result, the Company's segments, which are organized based on the products it offers, have been restated as follows: (i) Tissue--North America, which manufactures and markets paper-based consumer towel and tissue products; (ii) Tissue--Europe, which also manufactures and markets paper-based consumer towel and tissue products, as well as feminine hygiene products and health care and pharmacy items; (iii) Dixie, which manufactures and markets disposable plates, cups and cutlery principally under its DIXIE brand; (iv) Packaging, which manufactures folding cartons and paperboard principally for food and other consumer products manufacturers; and (v) Communications Papers, which manufactures and markets uncoated business and printing papers serving the commercial printing and office markets, and Fiber, which includes the Harmon Associates wastepaper brokerage business and market pulp sales to both intercompany and third-party customers. The Communications Papers and Fiber businesses, for which separate reporting is not required, have been aggregated. Both the Dixie and Fiber businesses were previously included in the Consumer Products--North America business.



Net Sales by Segment
[graph]

                                                      FORT JAMES CORPORATION 23

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Results of Operations--1998 Compared to 1997


-----------------------------------------------------------------------------------------------------
                                         1998                   1997                    1996
-----------------------------------------------------------------------------------------------------
                                           Income from            Income from            Income from
(in millions)                     Sales    operations     Sales   operations     Sales   operations
-----------------------------------------------------------------------------------------------------
Tissue--North America            $3,440.9    $  864.8    $3,314.4     $ 783.0   $3,352.7   $ 707.4
Tissue--Europe                    1,869.4       236.2     1,828.1       202.4    1,980.2     177.1
Dixie                               775.5        89.1       780.8        67.5      796.6      64.1
Packaging                           717.7        56.6       782.9        81.3    1,139.9      91.9
Communications Papers and Fiber     796.6         2.4       859.0        14.7      829.5       4.0
Intercompany and Corporate         (299.0)      (87.6)     (306.2)      (92.0)    (391.8)   (124.5)
Restructure and Other
   Unusual Items                    --         (100.8)       --        (454.2)      --       (10.7)
-----------------------------------------------------------------------------------------------------
      Consolidated               $7,301.1    $1,060.7    $7,259.0     $ 602.7   $7,707.1   $ 909.3
=====================================================================================================

Tissue--North America

The Tissue--North America business reported both improved sales and income from operations during 1998. Sales increased $126.5 million or 4% over prior year sales. Income from operations increased $81.8 million, or 10%, to $864.8 million. Segment operating margins increased to 25.1% in 1998 versus 23.6% in 1997. The improved profitability was primarily the result of merger synergies and other cost reductions, strong retail tissue volumes and moderately higher retail pricing.

     Excluding the effects of divested operations, retail tissue sales increased 7% over the prior year and operating results improved 21%. A 3% increase in volume and a 4% increase in average prices were the primary drivers of the sales improvement. The improvement in income from operations was primarily the result of higher sales and merger synergies and other cost reductions, partially offset by raw material inflation.

     Competitive market conditions for away-from-home products continue to negatively impact the business. Year over year, both sales and operating margins were essentially unchanged reflecting flat volumes and prices.

     In 1998, the Company unveiled several improvements to its tissue products, including QUILTED NORTHERN bathroom tissue with significantly greater quilted thickness, and continued to expand distribution of its retail products. Additional product improvements are anticipated in 1999 and 2000.

     The Company believes that domestic tissue capacity growth, net of capacity closures, will not exceed demand growth, which should allow supply and demand to remain in approximate balance in 1999 and 2000; however, competitive market conditions may result in minimal price growth and increased marketing expenditures in the near term.

Tissue--Europe

The Tissue--Europe business reported a 17% improvement in income from operations on a 2% sales increase. Income from operations increased $33.8 million to $236.2 million and sales increased $41.3 million to $1.869 billion. Segment operating margins increased to 12.6% in 1998 versus 11.1% in 1997. The benefits of cost reduction initiatives and strong finished goods volume growth were the primary drivers of the improvements, but were partially offset by lower average prices resulting from increased promotional activities.

     Finished goods volumes, which account for 90% of shipments, increased in all countries. Semi-finished goods volumes, which primarily consist of unconverted tissue parent rolls, decreased 11% reflecting increased finished goods sales. In addition, new product offerings contributed to volume growth. The net effect was a 4% increase in volume.

Operating Income Tissue-North America

[graph]

24  FORT JAMES CORPORATION

     Prices, which were negatively impacted by competitive conditions, were 1% lower in 1998 than in 1997. Prices for finished goods declined in most countries. Prices for semi-finished goods increased 9% as a result of improvements in all countries except Italy.

     Operating profits, led by a 35% improvement in France, increased in substantially all countries. The improvements were primarily the result of successful cost reduction programs and strong finished goods volume growth, slightly offset by other cost inflation.

     During 1998, the Company introduced or completed the rollout of new products into selected European markets, including improved 2-ply and 3-ply bathroom tissues and uniquely embossed kitchen roll towels. The Company also improved LOTUS handkerchiefs, expanded the LOTUS professional away-from-home line, repositioned existing lines and introduced regional products in new markets.

     The Company expects pricing in European tissue markets to remain competitive in the near term, as additional industry capacity is anticipated to come on-line at rates greater than expected demand growth. While the capacity increases are spread across Europe, the most significant additions are expected in Italy and the United Kingdom. Much of the Italian capacity has historically been exported to Germany. Therefore, it is expected that the Italian and German markets, where the Company's exposure is currently limited, will remain among the most price competitive in Europe.

Dixie

The Dixie business reported a 32% improvement in income from operations despite flat sales. Segment operating margins increased to 11.5% in 1998 versus 8.6% in 1997 primarily due to significant progress in cost reduction programs. Continued product rationalization activities have resulted in lower away-from-home volumes, but improved average pricing.

     Pricing for retail tabletop, which accounts for just over half of the segment's sales, improved 3% while volumes were flat. In the away-from-home foodservice business, pricing improved 2% while product rationalization lowered volume 6%. Volume on the innovative PERFECTOUCH hot cup doubled.

     During 1998, the Company introduced new DIXIE designs and products. New designs, such as Quick-drink cups with "Save the Children" graphics, helped increase the consumer appeal and household reach of the brand. New products, such as value packs, larger bowls, and serving platters, help busy consumers avoid time-consuming clean-up after meals.

     Though competitive initiatives have increased, management believes that recent new product launches, combined with continued cost savings, will result in modest increases in sales and operating results in 1999.

Packaging

The Packaging business reported decreases in both sales and income from operations for the year. For 1998, sales decreased $65.2 million, or 8% and income from operations decreased $24.7 million, or 30%. Segment operating margins decreased to 7.9% in 1998 versus 10.4% in 1997. The business continues to replace volume lost following a turnover in its customer base. This replacement volume, however, is at lower average prices and combined with pricing pressure due to lower market prices for board, resulted in the unfavorable year-over-year sales comparison. The volume and price declines were partially offset by cost reductions. During 1998, folding carton prices declined 2% and volumes decreased 9%. Board prices and volumes for 1998 were also below 1997 levels.

     The purchase of Beckett Technologies in 1998 gave the Company a new and improved form of microwave packaging technology.

     The Company believes that weak board prices and competitive market conditions will have a negative effect on this business through at least the first half of 1999 resulting in flat year-over-year operating results.

Operating Income Tissue-Europe

[graph]

Operating Income Dixie

[graph]


                                                     FORT JAMES CORPORATION  25

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Communications Papers and Fiber

Sales and income from operations decreased by 7% and $12.3 million, respectively, for the Communications Papers and Fiber businesses. The decreases were primarily the result of a 7% decrease in market pulp prices in the Fiber business, partially offset by a 7% increase in groundwood paper prices in the Communications Papers business.
Declines in market pulp, business papers and groundwood paper volumes were partially offset by increased wastepaper volumes.

Other Income and Expense Items

Interest expense decreased $63.3 million, or 18%, from $351.8 million in 1997 to $288.5 million in 1998. Lower average borrowing costs and reduced debt levels continue to positively affect interest costs. Despite approximately
$150 million of merger-related payments, total debt declined by $302.7 million during 1998, from $4.2 billion at the beginning of the year to $3.9 billion at the end of the year.

   The Company reported other expenses of $6.2 million in 1998 compared to other income of $18.8 million in 1997.
The decrease is primarily due to lower earnings of unconsolidated subsidiaries and interest and investment income and to increased foreign currency exchange losses.

   The Company's effective income tax rate, excluding tax effects of restructure and other unusual items, was 36.5% in 1998 compared to 39.3% in 1997. The decrease in the effective tax rate from the prior year was primarily the result of the benefits of tax planning actions. Including restructure and other unusual items, the effective tax rate was 34.7% in 1998 compared to 61.3% in 1997. The reported effective tax rates were impacted by non-deductible merger costs in 1997 and the reversal in 1998 of merger-related tax reserves which were established in 1997 in accordance with temporary IRS regulations, which have since been rescinded.

Non-Recurring Items

The components of the non-recurring items and their effect on reported results for the past three years are summarized as follows:

-------------------------------------------------------------------------------------------------------
                                          1998                   1997                    1996
-------------------------------------------------------------------------------------------------------
(in millions)                       Pretax       Net       Pretax        Net      Pretax        Net
-------------------------------------------------------------------------------------------------------
Restructure and other unusual items:
   Merger restructuring (charges)/
      reversals                    $  58.2     $  35.3     $(523.8)    $(363.5)
   Non-accruable merger-related
      costs                          (74.4)      (47.1)
   Gain on divestitures                                       69.6        42.5    $  89.2       $49.1
   Non-accruable severance costs     (31.1)      (19.0)                             (40.6)      (25.3)
   Asset write-downs and
      plant closures                 (19.7)      (12.7)                             (59.3)      (36.7)
   Permanent impairment of a
      non-operating asset            (26.2)      (16.0)
   Other                              (7.6)       (4.7)
-------------------------------------------------------------------------------------------------------
      Subtotal                      (100.8)      (64.2)     (454.2)     (321.0)     (10.7)      (12.9)
Extraordinary loss on
   debt extinguishment                            (2.6)                 (131.5)                  (8.1)
Merger-related tax reserves                       14.0                   (14.0)
U.S. Tax Court settlement                                                                        36.0
-------------------------------------------------------------------------------------------------------
Total non-recurring                $(100.8)     $(52.8)    $(454.2)    $(466.5)    $(10.7)      $15.0
=======================================================================================================

Effective August 13, 1997, the Company completed the merger of a wholly-owned subsidiary of James River Corporation of Virginia ("James River") with and into Fort Howard Corporation ("Fort Howard") (the "Merger"). During 1998, the Company made significant progress in implementing the 1997 merger integration

Operating Income Packaging

[graph]

Interest Expense

[graph]


26  FORT JAMES CORPORATION
plan, closing five facilities in North America and Europe. Seven additional facility closures are in progress and a planned closure has been cancelled. Staffing has been reduced by 1,300 employees, or approximately 5% of the Company's combined worldwide workforce. A reduction of approximately 400 employees will occur in 1999. The North American and European corporate headquarters and the Packaging business headquarters have been relocated; however, the former Packaging business headquarters building has not been sold. Costs associated with the headquarter relocation efforts were expensed as incurred. Additionally, during 1998 the Company terminated various contracts and other long-term agreements; one of which was settled on terms more favorable than anticipated. Payments for restructure and other merger-related expenditures were $153.4 million in 1998 and $87.8 million in 1997.

     During 1998, the Company recorded net non-recurring pre-tax expenses of $100.8 million. Included in this total is $74.4 million for merger-related costs and $31.1 million of severance costs that were not accruable in 1997; $26.2 million for the permanent impairment of a non-operating asset; $19.7 million for asset write-downs and plant closures; and other net miscellaneous expenses of $7.6 million. These costs were partially offset by a net reversal of $58.2 million of accruals due to revisions of estimates resulting from changes in circumstances or settlement of such liabilities on terms more favorable than anticipated. In addition, the Company reversed $14.0 million of merger-related tax reserves established in 1997 in accordance with temporary IRS regulations, which have since been rescinded.

     During 1997, the Company recorded net non-recurring pre-tax expenses of $454.2 million. Included in this total were amounts for facility closures and write-downs of redundant property, plant and equipment ($234.5 million); employee severance and other employee-related costs ($103.1 million); costs of terminating contracts and other long-term agreements ($82.8 million); investment banking, legal, accounting and other merger-related transaction costs ($54.2 million); and other costs ($49.2 million). These charges were offset by a gain on the sale of timberlands of $69.6 million.

     During 1996, the Company recorded net non-recurring pre-tax expenses of $10.7 million which included $40.6 million of severance charges and $59.3 million of asset write-downs offset by $89.2 million in net gains on business dispositions. Severance charges were related to the termination of 870 employees at the Company's Tissue--North America business, Tissue--Europe business, and other domestic manufacturing and corporate facilities. Asset write-downs were related to the phase-out of certain equipment and asset consolidations. Additionally, the Company recorded a $36.0 million tax benefit as a result of a U.S. Tax Court decision allowing the Company to deduct certain expenses relating to Fort Howard's 1988 leveraged buy-out.

     Extraordinary charges of $4.2 million ($2.6 million net of taxes, or $0.01 per diluted share), $215.0 million ($131.5 million net of taxes, or $0.63 per diluted share) and $13.4 million ($8.1 million net of taxes or $0.04 per diluted share) associated with debt refinancings were recorded in 1998, 1997 and 1996, respectively.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities totaled $924.8 million in 1998 compared to $764.2 million in 1997. Working capital increased from $332.6 at December 28, 1997 to $338.8 million at December 27, 1998. The increase is primarily attributable to increases in accounts receivable, offset by a comparable increase in the current portion of long-term debt. During 1998, the Company spent $153.4 million, excluding tax benefits, on one-time merger-related items. Synergy and cost-related savings during 1998 were approximately $230 million. In addition, productivity improvements to the Company's paper machines resulted in approximately 86,000 tons of incremental tissue production.

Working Capital

[graph]

                                                      FORT JAMES CORPORATION 27

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Investing Activities

Net cash used for investing activities totaled $544.4 million in 1998 and included $545.8 million of capital expenditures, offset by $1.4 million of net cash provided by miscellaneous investing activities. Net cash used for investing activities totaled $297.7 million in 1997 and included $490.2 million of capital expenditures, net of $190.1 million of cash proceeds from asset sales and $2.4 million of miscellaneous cash proceeds. The increase in capital spending was primarily attributable to construction of a new tissue machine at the Savannah River Mill. The Company currently expects 1999 capital spending to approximate 1998 levels. Contractual capital commitments as of December 27, 1998 were not material.

Financing Activities

Total indebtedness decreased by $302.7 million in 1998, principally from the use of free cash flows. During 1998, new borrowings totaled $466.3 million and debt payments, including the net decrease in revolving debt, totaled $767.9 million.

     At December 27, 1998, Fort James had committed revolving credit agreements with various domestic and foreign banks providing for unsecured borrowings of up to $2.1 billion. These facilities allow the Company to borrow at competitive interest rates for general corporate purposes. At December 27, 1998, the Company had unused credit facilities of approximately $1.2 billion.

     At December 27, 1998, Fort James' weighted-average interest rate was 6.96% (including the impact of interest rate swaps), compared to 7.19% as of the end of 1997. The Company's total debt portfolio is sensitive to changes in interest rates. Changes in interest rates result in unrealized gains or losses in the market value of the Company's debt portfolio due to differences between market interest rates and rates at the inception of the debt agreements. Based on the Company's total indebtedness at December 27, 1998, a 100 basis point interest rate change would impact the fair value of the total debt portfolio by approximately $104 million. This exposure would be offset by a $3 million change in the fair value of the interest rate swap portfolio. See Note 9 for additional information.

     The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the Company enters into interest rate swap agreements, in which it agrees to various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. Total outstanding debt of $3.9 billion at December 27, 1998 included approximately $2.8 billion of fixed rate and $1.1 billion of floating rate obligations (including the effect of interest rate swaps). The Company had $0.9 billion and $1.1 billion in notional amounts of interest rate swap agreements in effect at December 27, 1998, and December 28, 1997, respectively. The strategy employed by the Company to manage its exposure to interest rate fluctuations is consistent with that of prior years. Management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future. Additional information on interest rate management activities is provided in Note 9.

     As of December 27, 1998, the Company's debt ratings were investment grade and were as follows:

-------------------------------------------------------------------------------
                                        Outlook  Senior Debt    Commercial Paper
-------------------------------------------------------------------------------
Moody's Investor Services                Stable         Baa2         Prime-2
Standard & Poor's                      Positive         BBB-              A3
===============================================================================

In April 1998, the Company completed the redemption and conversion of its Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock, its Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock and its Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock"). Substantially all of the outstanding preferred stock was converted into
9.5 million shares of common stock in a non-cash financing transaction of $350.9 million. The balance was redeemed for $1.8 million in cash. The conversion reduced net dividend payments by approximately $19 million.

Capital Expenditures and Cash Flow From Operations

[graph]

Total Debt

[graph]

28 FORT JAMES CORPORATION

     During 1997, the Company converted its Series P 9% preferred stock into
15.3 million shares of common stock and redeemed its Series O 8 1/4% preferred stock for $98.1 million. The conversion and redemption of the Series P and Series O preferred stocks reduced annual net dividend payments by approximately $25 million.

     Dividends paid on common and preferred stock increased to $139.5 million in 1998, compared to $121.6 million in 1997, due to an increase in common stock dividends, partially offset by reduced preferred stock dividends. Prior to the Merger, Fort Howard did not pay common stock dividends. The decrease in preferred stock dividends was due to the redemption and conversion of outstanding preferred shares.

     The Company's international operations create exposure to foreign currency exchange rate risks. To manage these risks, the Company utilizes foreign exchange contracts. As of December 27, 1998, and December 28, 1997, the Company had outstanding foreign exchange contracts with notional amounts of $20 million and $304 million, respectively, to hedge firm and anticipated purchase commitments and firm sales commitments denominated in foreign currencies. The use of these derivative financial instruments allows the Company to reduce its overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of December 27, 1998 and December 28, 1997, Fort James had net unrealized gains on foreign exchange contracts of $0.1 million and $0.5 million, respectively. A 10% change from the prevailing market rates of these foreign currencies would not have a material effect on the results of operations.

Environmental Matters

Like its competitors, Fort James is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements and certain operating expenses in future years.

     Fort James has made and will continue to make substantial capital investments and operating expenditures, as well as production adjustments, to comply with increasingly stringent standards for air, water, and solid and hazardous waste regulations. Capital expenditures totaling approximately $31 million and $15 million were made for pollution control facilities and equipment in 1998 and 1997, respectively.

     In 1997, the U.S. Environmental Protection Agency published regulations, commonly referred to as the "Cluster Rules," affecting pulp and paper industry discharges of wastewater and gaseous emissions. These rules require changes in the pulping and bleaching processes presently used in some U.S. pulp mills, including several of the Company's mills. Based on its evaluation of the rules, the Company believes that capital expenditures of approximately $100 million may be required to comply with the Cluster Rules, the majority of which will be spent in the next three to four years.

     Fort James, along with others, has been identified as a "potentially responsible party" under federal or state laws with respect to various sites where hazardous substances or other contaminants are located. Note 13 provides information on the Company's accrued remediation liabilities.

Contingent Liabilities

During 1997, civil actions were filed in several jurisdictions against Fort James and various other manufacturers of sanitary paper products alleging violations of federal and state antitrust and unfair competition laws. The Company believes these cases are without merit and intends to defend the litigation vigorously. Further information on Fort James' legal matters is included in Note 13.

Total Capitalization

[graph]

Annual Rate of Cash Dividends per Common Share

[graph]


                                                      FORT JAMES CORPORATION 29

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Year 2000

The Year 2000 (Y2K) issue is the result of computer programs using two digits rather than four to define the applicable year. The Company's computer equipment, information technology (IT) software and devices with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. The problem goes beyond standard IT application software and includes phone systems, security systems, process control and shop floor systems, embedded code, data and databases, operating systems, and electronic networks. Any device that contains a microprocessor is subject to this problem.

     To coordinate its Y2K efforts, the Company established a Y2K Project Office. The Y2K Project Office is comprised of representatives from a variety of departments throughout the Company, including manufacturing, legal, and corporate communications. The Y2K Project Office is responsible for all aspects of the project, including IT and non-IT date conversion plans, cost control, risk management action plans, and both internal and external communications. The Y2K Project Office reports to senior management and the Audit Committee of the Board of Directors on a regular basis.

The Y2K Project Plan (the "Y2K Project") is comprised of four phases.

o Phase I--High Level Inventory and Assessment, includes the initial inventory of company-wide systems; the deployment of analytical software tools; and project and high-level scope definition.

o Phase II--Detailed Inventory and Assessment, includes system assessment and determination of renovation strategy (repair, retire or replace); the design of solutions for application work packets; and development of detailed plans and cost estimates.

o Phase III--Analysis, Conversion, Testing and Redeployment, includes the implementation of a renovation strategy for each application; testing for functionality and Y2K compliance; and redeployment into production.

o Phase IV--Business Continuity Plan, includes procedures to identify, categorize, and prioritize business functions; risk assessment of system failures; a plan for reasonably foreseeable failures that could result from non-compliant information and embedded systems; and development of a disaster recovery plan to respond to unanticipated systems failures.

     To assist with management of the Y2K Project, work is organized into various work categories. Where appropriate, each category includes specific work plans, contingency plans, schedules and goals. A separate Methodology and Quality Control group (MQC) was established to oversee work category remediation and testing and to provide general project management support. A brief description and status of the work categories follows:

     Mainframe--Internal Systems: Remediation of core business applications that are not being replaced as a result of the Merger is in process. System applications for logistics, tax and intercompany accounting have been remediated, system tested and returned to production. Other applications that are being remediated will be tested in conjunction with the Company's business systems merger activity. All plans are proceeding on schedule for anticipated completion during the second quarter of 1999.

30 FORT JAMES CORPORATION

     Midrange: The Company utilizes vendor supplied client-server products to perform key business functions. Vendor code within these systems is represented to be Y2K ready while Company created custom code requires examination. Accounts payable, procurement and general ledger applications have been examined, remediated, tested and returned to production. Remediation of the payroll system is in process with completion planned for the third quarter of 1999. Remediation of custom code for accounts receivable is in the planning stage, with completion estimated for the second quarter of 1999. Y2K testing and documentation of Company created code have been incorporated into the project plans for other vendor supplied software to be installed during 1999.

     Plants & Mills--(Distributed Systems): A detailed inventory of software applications at the Company's plants and mills has been completed. Project plans, detailing specific activities by application, have been completed for each facility. More than 40% of the applications inventoried have either been verified as Y2K ready or remediated, tested and returned to production. Completion is estimated for the third quarter of 1999.

     Electronic Data Interchange (EDI): Fort James communicates with many of its trading partners electronically through a system known as EDI. To maintain these relationships, the Company has developed a two-tiered strategy. The Company has installed software that allows it to send and receive Y2K ready EDI transmissions. As a result, the Company has the ability to communicate with customers and suppliers who are Y2K ready and also with those who have not upgraded to Y2K ready systems. The Company will use Y2K ready data transmissions to communicate with trading partners as they migrate to Y2K ready environments.

     Process Control (Manufacturing Operations): Fort James is currently remediating process control equipment at its manufacturing facilities worldwide. Process and instrumentation engineers at each site have completed detailed inventories of all process equipment and are now engaged in verification of Y2K compliance and the appropriate remediation and testing efforts. More than 17,000 distinct Programmable Logic Controllers (PLCs) and Distributed Control Systems
(DCS) have been identified. Over 9,000 items have already been either repaired or verified as being Y2K ready. Before accepting vendor representations that a PLC is Y2K ready, the Company tests the downstream use of the data and the custom code in the application. The target date for completion of process control remediation and testing is the third quarter of 1999.

     Infrastructure: All sites completed an inventory of intelligent devices in the first quarter of 1998. Research into the inventoried products indicated that only phone systems required upgrades. Hardware upgrades for devices not supported by vendors have been completed. Software upgrades are currently underway, with completion estimated for the third quarter of 1999.

     Desktop--includes Local Area Network (LAN) and Wide Area Network (WAN): A detailed inventory of approximately 10,000 personal computers (PCs) and more than 80 LANs has been completed. PCs that are not Y2K ready have been identified and are scheduled to be upgraded or replaced before the end of the third quarter of 1999. In general, the vast majority of the Company's PCs are loaded with standard corporate software suites from IBM and Microsoft. The Company has created a comprehensive database to record Y2K compliance information for software resident on its PCs. This information is based on assurance statements retrieved from vendor web sites. Additional vendor support to address the remaining Y2K issues has been contracted.

     Value Chain: The Company has surveyed its customers and suppliers to assess potential Y2K risks presented by trading partners. In addition, the Company has identified materially significant suppliers and customers. Materially significant suppliers, for this purpose, are defined as suppliers who provide
(i) significant dollar amounts of goods or services, (ii) goods and services that are critical to uninterrupted production or (iii) the sole-source for goods and services. Material customers are those to whom the Company sells a significant dollar amount of product. If it is determined that a materially significant supplier or customer will not be Y2K ready, the potential effect on the Company and the Company's response will be evaluated in Business Continuity Planning as described below. The Value Chain assessment will be completed during the second quarter of 1999.

                                                      FORT JAMES CORPORATION 31

Management's Discussion and Analysis
of Financial Condition and Results of Operations

     Legal: Legal counsel is responsible for assuring that the Company's legal rights are protected during the course of the Y2K Project. Key tasks include ensuring proper documentation and records management; monitoring communications with third parties to ensure the delivery of accurate, timely information while minimizing the potential for liability; and advising management of Y2K related legal developments. In addition, legal counsel may also pursue recovery from vendors who may have supplied the Company with Y2K defective products.

     Business Continuity Planning: The Business Continuity Planning project consists of three components: risk management, contingency planning, and disaster recovery. Risk management efforts are focused on determining the internal functions and supporting systems that are mission critical; analyzing the risk exposures; prioritizing the work; and ensuring that the most efficient allocation of resources is used toward remediation efforts. In addition, responses provided to the Value Chain assessment will be used to evaluate material external exposures. All business units are actively involved in this project including those focused on key services supplied by third party vendors such as the distribution of energy used in the production process and the delivery of finished product to customers. The contingency planning and disaster recovery efforts, which will follow completion of the risk management component, are scheduled to be substantially complete by October 1999.

     The Company spent approximately $35 million during 1998 and $8 million during 1997 on the Y2K Project. The Company currently estimates additional spending of approximately $45 million to $55 million in 1999 to make the required Y2K system modifications and replacements, and for testing. Costs for system maintenance and modification are expensed as incurred while spending for new software or to replace existing systems is capitalized and amortized over the assets' useful lives.

     The Company expects its Y2K Project to be completed on a timely basis; however, due to the interdependent nature of computer systems there can be no assurance that the systems of other entities on which the Company's systems rely will be remediated in a timely manner. Though it is impossible to predict all potential Y2K uncertainties, the Company believes that its Y2K Project will significantly reduce its risk of material loss in the event of non-compliance by the Company, its vendors or its suppliers. In the opinion of management, delays in the production or processing of orders, or the delivery of finished goods would be the most likely worst-case scenario of the inability of the Company or its customers or suppliers to resolve their Y2K problems.

     The foregoing Y2K Project timetable and assessments of costs and risks reflect management's best estimates. These estimates were derived utilizing numerous assumptions of future events. There can be no assurance, however, that these estimates will be achieved or that actual results will not differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and the ability of technology vendors to deliver new systems on schedule. In addition, there are certain material risk exposures represented by the Company's Value Chain, including but not limited to the delivery of adequate energy supplies, for which the Company can exercise minimal, if any, control. There can be no assurance that these efforts will prevent the failure to become year 2000 capable from having a material adverse effect on the Company's financial condition or results of operations.

Euro Conversion

On January 1, 1999, eleven of the fifteen members of the European Union (the "Participating Countries") established fixed conversion rates between their existing sovereign currencies (the "Legacy Currencies") and a single new currency (the "Euro"). For a three-year transition period, transactions can be conducted in both the Euro and the Legacy Currencies. After June 30, 2002, the Euro will be the sole legal tender of the participating countries. The adoption of the Euro will affect a multitude of financial systems and business applications.

32 FORT JAMES CORPORATION

     The Company has operations in seven of the Participating Countries and has product sales in all of the Participating Countries. The Company's European businesses affected by the Euro conversion are establishing plans to address the information system issues and the potential business implications of converting to a common currency. As part of this process, the Company is evaluating its information technology systems. The Company believes it will be able to modify its financial systems and business activities to accommodate the conversion and transition to the Euro. The Company is unable to determine the financial impact of the conversion on its operations, if any, given that the impact will depend on the competitive situations which exist in the various regional markets in which the Company participates and potential actions which may or may not be taken by the Company's competitors and suppliers.

Effect of New Accounting Standards

During 1998, new accounting standards were issued, which will be effective for the Company's 1999 and 2000 fiscal years. These new standards are described in
Note 1.


Results of Operations--1997 Compared to 1996

Tissue--North America

Net sales declined slightly between 1996 and 1997, while income from operations increased $75.6 million, or 11%. Impacting the sales comparison was the loss of three days of Fort Howard shipments in fiscal 1997, resulting from the conversion to the Fort James fiscal year. Operating results for 1996 included an $18 million charge for revised estimates of costs of certain environmental matters.

     Net sales of retail products decreased approximately 2% in 1997 compared to 1996, on higher volumes and slightly lower average pricing. Retail tissue unit volumes increased by approximately 2% over the prior year, but pricing declined approximately 2%, reflecting the effect of list price reductions put into effect in the spring of 1996. Additionally, promotional spending for retail towel and tissue products increased moderately in the second half of 1997, in response to competitive activity.

     Net sales of away-from-home products were flat in 1997 compared to 1996, as improved product volumes were essentially offset by marginally lower average prices. Away-from-home tissue unit volumes increased by approximately 4% over the prior year.

Tissue--Europe

Net sales declined $152.1 million, or 8%, in 1997 compared to 1996. For the same period, income from operations increased $25.3 million, or 14%. Segment operating margins continued to improve, rising to 11.1% in 1997 from 8.9% in 1996. Sales and operating profits were both negatively affected by changes in foreign currency translation associated with the strengthening of the U.S. dollar. Absent these changes, the Company estimates 1997 sales would have been similar to the prior year levels and operating profits would have increased by 20%.

     Selling prices for European tissue products averaged between 2% and 3% lower in 1997 compared to 1996; however, pricing trends varied significantly by country. Finished goods pricing trends were weakest in Italy, where aggressive industry capacity additions have made the market more price competitive, while pricing in other countries generally ranged from level with the prior year to a decline of approximately 5%.

                                                      FORT JAMES CORPORATION 33

Management's Discussion and Analysis
of Financial Condition and Results of Operations


     Finished goods unit volumes increased more than 2% in 1997 versus 1996, as the Company was able to consolidate the strong volume gains achieved in 1996. Unconverted tissue parent roll volumes, which accounted for approximately 8% of the tons sold in Europe, declined by more than 2%, reflecting increased sales of converted tissue products.

Dixie

Net sales declined $15.8 million, or 2%, in 1997 compared to 1996 while income from operations increased $3.4 million, or 5%, for the same period. Retail tabletop volumes increased nearly 5% year-over-year while average pricing in 1997 was fairly comparable to 1996 levels. Foodservice volumes decreased by approximately 9% compared to 1996 due to product rationalization efforts, while average pricing improved modestly compared to the prior year. The increase in income from operations was primarily due to cost reductions, although some of the gain was invested in increased retail advertising and promotion spending.

Packaging

Net sales declined $357.0 million, or 31%, in 1997 compared to 1996. For the same period, income from operations declined $10.6 million, or 12%, while segment operating margins improved to 10.4% in 1997 versus 8.1% in 1996. The decline in sales was principally attributable to the 1996 sale of the Flexible Packaging and related Inks divisions, while the decline in operating profits was primarily the result of lower average pricing. On a pro forma basis, excluding the Flexible Packaging division, sales decreased by $72 million, from $855 million in 1996 to $783 million in 1997 and operating profits decreased by $9 million, from $90 million to $81 million, respectively.

     The decline in pro forma sales and profits was primarily the result of lower average selling prices for the Company's folding cartons and coated recycled board, partially offset by improved volumes. Average carton and recycled board prices declined approximately 5% versus the prior year, as declines in raw material costs created a more competitive pricing environment. Folding carton unit volumes improved approximately 5% in 1997 compared to 1996, while recycled board volumes increased by more than 10%, reflecting improvements in productivity and efficiency at the Company's Kalamazoo, Michigan, recycled board mill. Operating profits were also affected by a modest increase in wastepaper and other raw material costs.

Communications Papers and Fiber

Net sales in the Communications Papers and Fiber businesses increased 3.6% in 1997 compared to 1996. For the same period, income from operations increased $10.7 million. Sales and income from operations were favorably affected by higher uncoated free sheet, groundwood paper and market pulp volumes, and lower wood costs. These factors were partially offset by declines in average selling prices for uncoated free sheets, uncoated groundwood papers and market pulp.

34 FORT JAMES CORPORATION

Other Income and Expense Items

Interest expense decreased $72.6 million, or 17%, from $424.4 million in 1996 to $351.8 million in 1997. The decline resulted from lower average debt levels, combined with the benefits from the Company's refinancing activities. Total debt declined by $244.3 million during 1997, from $4.4 billion at the beginning of the year to $4.2 billion at the end of the year.

     Other income increased to $18.8 million in 1997 from $14.1 million in 1996, reflecting an increase in gains on the sale of miscellaneous assets, partially offset by increased foreign currency exchange losses.

     The Company's reported effective tax rate increased to 61.3% in 1997 versus 34.3% in 1996, principally due to non-deductible merger costs. Excluding restructuring and other unusual items and the 1996 tax deduction of 1988 LBO expenses, the effective tax rate declined to 39.3% in 1997 compared to 40.2% in the prior year. The recurring effective tax rate declined primarily due to the decreased relative size of non-deductible items.

     General corporate expenses declined $32.5 million, or 26% in 1997 compared to 1996, as a result of reduced spending on new, integrated management information systems.


Information Concerning Forward-Looking Statements

Certain sections of this annual report contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the Company. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Company plans and objectives to differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business and economic conditions; competitive pricing pressures for the Company's products; changes in raw material, energy and other costs; opportunities that may be presented to and pursued by the Company; determinations by regulatory and governmental authorities; the ability to achieve synergistic and other cost reductions and efficiencies; and the ability to successfully remediate Year 2000 problems.

                                                      FORT JAMES CORPORATION 35

Consolidated Statements of Operations and Comprehensive Income

                                                                                         For the years ended
---------------------------------------------------------------------------------------------------------------------------
                                                                           December 27,  December 28,      December 29,
  (in millions, except per share amounts)                                          1998          1997              1996
---------------------------------------------------------------------------------------------------------------------------
  Net sales                                                                      $7,301.1      $7,259.0          $7,707.1
  Cost of goods sold                                                              4,965.1       5,077.7           5,564.2
  Selling and administrative expenses                                             1,174.5       1,124.4           1,222.9
  Restructure and other unusual items                                               100.8         454.2              10.7
---------------------------------------------------------------------------------------------------------------------------
     Income from operations                                                       1,060.7         602.7             909.3
  Interest expense                                                                 (288.5)       (351.8)           (424.4)
  Other income (expense), net                                                        (6.2)         18.8              14.1
---------------------------------------------------------------------------------------------------------------------------
     Income before income taxes and extraordinary items                             766.0         269.7             499.0
  Income tax expense                                                               (265.8)       (165.2)           (171.0)
---------------------------------------------------------------------------------------------------------------------------
     Income before extraordinary items                                              500.2         104.5             328.0
  Extraordinary loss on early extinguishment of debt, net of taxes of
     $1.6 million in 1998, $83.5 million in 1997 and $5.3 million in 1996            (2.6)       (131.5)             (8.1)
---------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                                              497.6         (27.0)            319.9
===========================================================================================================================
  Preferred dividend requirements                                                    (4.4)        (43.4)            (58.5)
---------------------------------------------------------------------------------------------------------------------------
     Net income (loss) available to common stockholders                           $ 493.2   $     (70.4)          $ 261.4
===========================================================================================================================

  Comprehensive Income:
  Net income (loss)                                                               $ 497.6       $ (27.0)          $ 319.9
  Other comprehensive income:
     Minimum pension liability adjustment                                             1.9           4.9              18.9
     Foreign currency translation adjustments                                        59.8        (139.4)            (11.7)
     Unrealized gains (losses) on available-for-sale securities                     (20.0)         22.8               7.0
     Net tax (expense) benefit                                                        7.1         (13.8)            (13.8)
---------------------------------------------------------------------------------------------------------------------------
        Total other comprehensive income (expense)                                   48.8        (125.5)               .4
---------------------------------------------------------------------------------------------------------------------------
  Comprehensive income (loss)                                                     $ 546.4      $ (152.5)          $ 320.3
===========================================================================================================================

  Basic earnings per share:
     Income before extraordinary items                                             $ 2.29         $ .31            $ 1.49
     Extraordinary loss on early extinguishment of debt                              (.01)         (.67)             (.05)
---------------------------------------------------------------------------------------------------------------------------
        Net income (loss)                                                          $ 2.28       $  (.36)           $ 1.44
===========================================================================================================================
  Weighted average common shares outstanding                                        216.1         195.5             181.4
===========================================================================================================================

  Diluted earnings per share:
     Income before extraordinary items                                             $ 2.27       $   .35            $ 1.47
     Extraordinary loss on early extinguishment of debt                              (.01)         (.63)             (.04)
---------------------------------------------------------------------------------------------------------------------------
        Net income (loss)                                                          $ 2.26  $       (.28)           $ 1.43
===========================================================================================================================
  Weighted average common shares and
     common share equivalents outstanding                                           217.9         207.6             183.1
===========================================================================================================================
  Cash dividends per common share                                                  $  .60        $  .60            $  .60
===========================================================================================================================

  The accompanying notes are an integral part of the consolidated financial statements.

36 FORT JAMES CORPORATION

Consolidated Balance Sheets


                                                                                                       As of
---------------------------------------------------------------------------------------------------------------------------
                                                                                         December 27,      December 28,
  (in millions)                                                                                  1998              1997
---------------------------------------------------------------------------------------------------------------------------
  Assets
  Current assets:
     Cash and cash equivalents                                                                    $ 5.3            $ 33.6
     Accounts receivable                                                                          891.5             787.8
     Inventories                                                                                  869.5             854.3
     Deferred income taxes                                                                        162.7             214.4
     Prepaid expenses and other current assets                                                     25.1              26.4
---------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                    1,954.1           1,916.5
---------------------------------------------------------------------------------------------------------------------------
  Property, plant and equipment                                                                 4,654.3           4,565.3
  Goodwill                                                                                        628.7             636.9
  Other assets                                                                                    555.2             614.5
---------------------------------------------------------------------------------------------------------------------------
        Total assets                                                                           $7,792.3          $7,733.2
===========================================================================================================================

  Liabilities and Shareholders' Equity
  Current liabilities:
     Accounts payable                                                                           $ 702.8           $ 636.5
     Accrued liabilities                                                                          672.5             913.0
     Current portion of long-term debt                                                            240.0              34.4
---------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                               1,615.3           1,583.9
---------------------------------------------------------------------------------------------------------------------------
  Long-term debt                                                                                3,647.2           4,155.5
  Deferred income taxes                                                                           756.5             650.8
  Accrued postretirement benefits other than pensions                                             458.8             474.8
  Other long-term liabilities                                                                     263.1             283.9
---------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                       6,740.9           7,148.9
---------------------------------------------------------------------------------------------------------------------------
  Preferred stock, $10 par value, 5.0 million shares authorized, issuable in series;
     3.3 million shares outstanding December 28, 1997                                               --              352.7
  Common stock, $0.10 par value, 500.0 million shares authorized;
     shares outstanding, 1998--220.5 million and 1997--209.3 million                               22.1              20.9
  Additional paid-in capital                                                                    3,215.6           2,807.9
  Accumulated comprehensive loss                                                                  (88.8)           (137.6)
  Accumulated deficit                                                                          (2,097.5)         (2,459.6)
---------------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                              1,051.4             584.3
---------------------------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                             $7,792.3          $7,733.2
===========================================================================================================================

  The accompanying notes are an integral part of the consolidated financial statements.

                                                      FORT JAMES CORPORATION 37

Consolidated Statements of Cash Flows


                                                                                         For the years ended
---------------------------------------------------------------------------------------------------------------------------
                                                                           December 27,  December 28,      December 29,
  (in millions)                                                                    1998          1997              1996
---------------------------------------------------------------------------------------------------------------------------
  Cash provided by (used for) operating activities:
     Net income (loss)                                                            $ 497.6       $ (27.0)          $ 319.9
     Depreciation expense                                                           471.1         474.7             502.5
     Amortization of goodwill                                                        19.7          20.1              21.4
     Deferred income tax provision (benefit)                                        148.1         (41.4)             53.7
     Restructure and other unusual items                                             34.6         366.4              10.7
     Loss on early extinguishment of debt, net of tax                                 2.6         131.5               8.1
     Change in current assets and liabilities, net of effects
        of acquisitions and dispositions:
        Accounts receivable                                                         (89.1)        (88.8)             96.1
        Inventories                                                                 (25.8)        (79.7)             82.5
        Other current assets                                                         (1.6)         23.5              (2.1)
        Accounts payable and accrued liabilities                                    (89.4)         69.4              53.8
     Foreign currency hedge                                                          --           (31.5)             --
     Other, net                                                                     (43.0)        (53.0)            (62.0)
---------------------------------------------------------------------------------------------------------------------------
        Cash provided by operating activities                                       924.8         764.2           1,084.6
---------------------------------------------------------------------------------------------------------------------------
  Cash provided by (used for) investing activities:
     Expenditures for property, plant and equipment                                (545.8)       (490.2)           (484.9)
     Cash paid for acquisitions, net                                                 --            --              (199.9)
     Proceeds from sale of assets                                                     5.9         190.1             496.6
     Other, net                                                                      (4.5)          2.4              (4.3)
---------------------------------------------------------------------------------------------------------------------------
        Cash used for investing activities                                         (544.4)       (297.7)           (192.5)
---------------------------------------------------------------------------------------------------------------------------
  Cash provided by (used for) financing activities:
     Additions to long-term debt                                                    466.3       2,200.9               4.2
     Payments of long-term debt                                                    (767.9)     (2,378.4)         (1,049.2)
     Common and preferred stock cash dividends paid                                (139.5)       (121.6)            (97.2)
     Premiums paid on early extinguishment of debt                                   (3.2)       (152.3)             (1.5)
     Redemption of preferred stock                                                   (6.6)        (98.1)             (1.9)
     Proceeds from exercise of stock options                                         30.4          82.0              16.1
     Common stock issued, net of offering costs                                      --            --               203.8
     Other, net                                                                      11.8          --                 1.2
---------------------------------------------------------------------------------------------------------------------------
        Cash used for financing activities                                         (408.7)       (467.5)           (924.5)
---------------------------------------------------------------------------------------------------------------------------
  Decrease in cash and cash equivalents                                             (28.3)         (1.0)            (32.4)
  Cash and cash equivalents, beginning of year                                       33.6          34.6              67.0
---------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents, end of year                                            $ 5.3        $ 33.6            $ 34.6
===========================================================================================================================

  The accompanying notes are an integral part of the consolidated financial statements.

38 FORT JAMES CORPORATION

Consolidated Statements of Changes in Capital Accounts


                                                                                         For the years ended
---------------------------------------------------------------------------------------------------------------------------
                                                                             December 27,  December 28,    December 29,
  (in millions)                                                                      1998          1997            1996
-------------------------------------------------------------------------------------------------------------------------
  Preferred Stock
     Balance, beginning of year                                                   $ 352.7       $ 738.4         $ 740.3
     Conversion of preferred stock                                                 (350.9)       (287.6)           --
     Redemption of preferred stock                                                   (1.8)        (98.1)           (1.9)
---------------------------------------------------------------------------------------------------------------------------
        Balance, end of year                                                      $    --       $ 352.7         $ 738.4
---------------------------------------------------------------------------------------------------------------------------
  Common shareholders' equity
  Common stock:
     Balance, beginning of year                                                    $ 20.9        $ 18.9          $ 17.2
     Conversion of preferred stock                                                    1.0           1.5            --
     Exercise of stock options and awards                                              .2            .4              .1
     Common stock offerings                                                          --            --               1.5
     Other                                                                           --              .1              .1
---------------------------------------------------------------------------------------------------------------------------
        Balance, end of year                                                         22.1          20.9            18.9
---------------------------------------------------------------------------------------------------------------------------
  Additional paid-in capital:
     Balance, beginning of year                                                   2,807.9       2,407.0         2,181.7
     Conversion of preferred stock                                                  349.9         286.1            --
     Exercise of stock options and awards                                            53.3         103.7            18.8
     Restricted stock compensation earned                                             9.3          13.1             3.0
     Common stock offerings                                                          --            --             202.3
     Other                                                                           (4.8)         (2.0)            1.2
---------------------------------------------------------------------------------------------------------------------------
        Balance, end of year                                                      3,215.6       2,807.9         2,407.0
---------------------------------------------------------------------------------------------------------------------------
  Accumulated other comprehensive income:
     Balance, beginning of year                                                    (137.6)        (12.1)          (12.5)
     Other comprehensive income                                                      48.8        (125.5)             .4
---------------------------------------------------------------------------------------------------------------------------
        Balance, end of year                                                        (88.8)       (137.6)          (12.1)
---------------------------------------------------------------------------------------------------------------------------
  Retained deficit:
     Balance, beginning of year                                                  (2,459.6)     (2,300.7)       (2,510.9)
     Net income (loss)                                                              497.6         (27.0)          319.9
     Common stock cash dividends declared                                          (131.1)        (88.5)          (51.2)
     Preferred stock cash dividends declared                                         (4.4)        (43.4)          (58.5)
---------------------------------------------------------------------------------------------------------------------------
        Balance, end of year                                                     (2,097.5)     (2,459.6)       (2,300.7)
---------------------------------------------------------------------------------------------------------------------------
           Common shareholders' equity, end of year                              $1,051.4       $ 231.6         $ 113.1
===========================================================================================================================

  The accompanying notes are an integral part of the consolidated financial statements.

                                                      FORT JAMES CORPORATION 39

Notes to Consolidated Financial Statements


1
Summary of
Significant
Accounting Policies


Basis of Presentation

The consolidated financial statements of Fort James Corporation ("Fort James" or the "Company") have been prepared to give retroactive effect to the merger of a wholly-owned subsidiary of James River Corporation of Virginia ("James River") with and into Fort Howard Corporation ("Fort Howard") on August 13, 1997. The merger was accounted for as a pooling of interests (see Note 2). In connection with the merger, James River was renamed Fort James Corporation.

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

Fiscal Year

Fort James' fiscal year includes the 52 or 53 weeks ending on the last Sunday in December. The years ended December 27, 1998, December 28, 1997 and December 29, 1996 each included 52 weeks.

Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported therein. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company invests cash in marketable securities, including commercial paper, government repurchase agreements, and time deposits, with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturity of these investments.

Inventories

Inventories are stated at the lower of cost or market and include the cost of materials, labor and manufacturing overhead. The last-in, first-out cost flow assumption is used for valuing substantially all domestic inventories other than stores and supplies. Other inventories, including substantially all inventories held by foreign subsidiaries, are valued using first-in, first-out or average cost assumptions.

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

Timber and Timberlands

Timber and timberlands are stated at cost less the accumulated cost of timber harvested. The cost of timber harvested is recorded as timber is cut based on rates which are determined annually from the relationship of unamortized timber cost to the estimated volume of recoverable timber.


40 FORT JAMES CORPORATION

Intangible Assets

The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over the estimated useful life, not to exceed 40 years. Goodwill is presented net of accumulated amortization of $148.5 million as of December 27, 1998 and $128.8 million as of December 28, 1997. Differences between the Company's carrying value of investments in unconsolidated affiliates and its share of the underlying net assets of such affiliates are amortized over the estimated useful life, not to exceed 40 years. The recoverability of goodwill is periodically evaluated to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation is based upon whether the goodwill is fully recoverable from the projected undiscounted cash flows of the businesses to which the goodwill relates.

Interest Costs

The Company capitalizes interest costs as part of the cost of constructing certain facilities and equipment.

----------------------------------------------------------------------------
(in millions)                                1998        1997        1996
----------------------------------------------------------------------------
Total interest costs                        $298.4      $362.8      $431.0
Interest capitalized                          (9.9)      (11.0)       (6.6)
----------------------------------------------------------------------------
   Net interest expense                     $288.5      $351.8      $424.4
============================================================================
     Interest paid                          $306.6      $379.2      $417.6
============================================================================

Other Operating Expenses

Research and development expenditures are expensed as incurred. Direct and readily identifiable indirect research and development costs totaled $40.1 million in 1998, $40.9 million in 1997, and $49.8 million in 1996. Advertising and other promotional expenses are expensed as incurred and totaled $81.4 million in 1998, $102.9 million in 1997, and $94.4 million in 1996.

Software Development Costs

Software development costs are accounted for in conjunction with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" which was adopted at the beginning of fiscal 1998. Third-party costs of materials and services and payroll costs for employees directly associated with software development are capitalized and amortized over the expected life of the software. Other development-related costs are expensed as incurred. In 1998, the effect of adopting SOP 98-1 was to increase net income and fully diluted earnings per share by approximately $30.5 million and $0.14, respectively. A substantial portion of the software development costs relate to conversion of the Tissue--North America segment to a combined order entry and invoicing system.

Foreign Currency Translation

The accounts of most foreign subsidiaries and affiliates are measured using local currency as the functional currency. For those entities, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net earnings and accumulated as a component of other comprehensive income. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. The U.S. dollar is used as the functional currency for subsidiaries and affiliates operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in net income in the period during which they arise.


                                                       FORT JAMES CORPORATION 41

Notes to Consolidated Financial Statements

Derivative Financial Instruments

The Company utilizes derivative financial instruments, including interest rate swaps, caps, options and foreign exchange contracts, to manage its exposure to interest rate and foreign currency exchange rate risks. The Company does not hold or issue derivative financial instruments for trading purposes.

   Net interest to be paid or received under interest rate hedges is accrued and recognized as an adjustment to interest expense. The costs of interest rate hedges, as well as gains or losses on terminated interest rate swap and cap agreements, are deferred and charged to interest expense over the shorter of the original term of the agreements or the life of the financial instruments to which they are matched. Changes in the fair value of interest rate hedges are not recorded in the Company's financial statements.

   Foreign exchange contracts which effectively meet risk reduction and correlation criteria are accounted for using hedge accounting. Under this method, gains and losses are recognized in income and offset the foreign exchange gains and losses on the related transactions. Contracts which do not meet the risk reduction and correlation criteria are recorded at fair value with the unrealized gain or loss included in other income. If a foreign exchange contract hedging a net investment in a foreign subsidiary is terminated, the gain or loss is recognized in other comprehensive income, net of tax, consistent with the accounting treatment of the hedged item. If a transactional hedge is terminated, the gain or loss is recognized in income.

Net Income (Loss) Per Common Share and Common Share Equivalent

Income and share information used in determining earnings per share were calculated as follows:


--------------------------------------------------------------------------------------------------
                                          1998               1997               1996
--------------------------------------------------------------------------------------------------
(in millions)                      Income   Shares       Income   Shares    Income    Shares
--------------------------------------------------------------------------------------------------
Income before extraordinary item     $500.2               $104.5              $328.0
Preferred stock dividends              (4.4)               (43.4)              (58.5)
--------------------------------------------------------------------------------------------------
Amounts used to compute basic
   earnings per share                 495.8     216.1       61.1    195.5      269.5      181.4
--------------------------------------------------------------------------------------------------
Effect of dilutive securities:
   Options*                              --       1.8       --        2.5       --          1.7
   Convertible preferred stock*          --       --        12.9      9.6       --         --
--------------------------------------------------------------------------------------------------
Amounts used to compute diluted
   earnings per share                $495.8     217.9     $ 74.0    207.6     $269.5      183.1
==================================================================================================

* Series K, L and N preferred stocks, which were redeemed in the second quarter of 1998, were antidilutive for all years presented; Series P preferred stock, which was converted in the fourth quarter of 1997, was antidilutive in 1996. Outstanding options to purchase shares of common stock for which the exercise price of the option was greater than the average market price of the common shares were excluded from the computation of diluted earnings per share.

Prospective Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 (Fiscal 2000 for the Company). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in current-period earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The ineffective portion of all hedges will be recognized in current-period earnings. The Company has not determined what affect FAS 133 will have on the Company's results of operations or financial position.

   In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up and organization costs. It requires such costs to be expensed as incurred and is effective for the Company's 1999 fiscal year. As a result of adopting SOP 98-5, the

42 FORT JAMES CORPORATION

Company estimates that in the first quarter of fiscal 1999 it will recognize a pre-tax charge of approximately $25-$35 million to write-off unamortized start-up and organization costs. This charge will be accounted for as a cumulative effect of an accounting change.

Reclassifications

Certain amounts in the financial statements and supporting footnotes have been reclassified to conform to the current year's classification.

2
Acquisitions,
Dispositions
and Other
Transactions

Effective August 13, 1997, the Company completed the merger of a wholly-owned subsidiary of James River with and into Fort Howard. In connection with the merger, the Company issued 104.8 million shares of its common stock, valued at $4.6 billion, in exchange for all the outstanding common stock of Fort Howard. The merger qualified as a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include the combined financial results of James River and Fort Howard. There were no significant intercompany transactions between James River and Fort Howard.

   Cash proceeds from asset sales totaled $190.1 million during 1997. The majority of the proceeds were from the sale of timberlands in the southeastern U.S. and in Maine, which were sold pursuant to an ongoing timberland divestiture program.

   In September 1996, the Company purchased the remaining 14% minority interest in Jamont N.V., a European subsidiary, for $199.9 million. The acquisition of the minority interest, which had a book value of $151 million, was recorded under the purchase method of accounting. In October 1996, the Company completed the sale of its Inks division, which included seven plants, for gross cash proceeds of $27 million. This division, with annual net sales of approximately $47 million, manufactured and sold high quality inks for packaging applications. In August 1996, the Company completed the sale of its Flexible Packaging group for gross proceeds of $373 million. The Flexible Packaging group had ten manufacturing facilities, annual net sales of $483 million and net assets totaling $336.7 million. In May 1996, the Company completed the sale of its specialty operations business for cash proceeds of $30 million and a combination of subordinated long-term notes and preferred stock. The specialty operations business had annual net sales of approximately $125 million. The Company sold its Handi-Kup foam cup operations in 1996 for $52 million. The Handi-Kup operations had annual net sales of approximately $96 million.

Summary

The purchase prices of acquisitions were allocated to the acquired net assets based on their respective fair values. Acquisitions and dispositions are summarized below.

--------------------------------------------------------------------------------
(in millions)                                         1998       1997     1996
--------------------------------------------------------------------------------
Cash paid for acquisitions of consolidated entities    $--      $ --     $199.9
--------------------------------------------------------------------------------
Dispositions:
  Fair value of assets sold                            $5.9     $190.1   $508.9
  Non-cash consideration received                      --         --      (12.3)
--------------------------------------------------------------------------------
    Cash received from sale of assets                  $5.9     $190.1   $496.6
================================================================================

                                                      FORT JAMES CORPORATION  43

Notes to Consolidated Financial Statements


3
Restructure
and Other
Unusual Items

During 1998, the Company recorded net non-recurring pre-tax expenses of $100.8 million. Included in this total is $74.4 million for merger-related costs and $31.1 million of severance costs that were not accruable in 1997; $26.2 million for the permanent impairment of a non-operating asset; $19.7 million for asset write-downs and plant closures; and other net miscellaneous expenses of $7.6 million. These costs were partially offset by a net reversal of $58.2 million of accruals due to revisions of estimates resulting from changes in circumstances or settlement of such liabilities on terms more favorable than anticipated.

   During 1997, the Company recorded net non-recurring pre-tax expenses of $454.2 million. Included in this total were amounts for facility closures and write-downs of redundant property, plant and equipment ($234.5 million); employee severance and other employee-related costs ($103.1 million); costs of terminating contracts and other long-term agreements ($82.8 million); investment banking, legal, accounting and other merger-related transaction costs ($54.2 million); and other costs ($49.2 million). These charges were offset by a gain on the sale of timberlands of $69.6 million.

   During 1998, the Company made significant progress in implementing the 1997 merger integration plan, closing five facilities in North America and Europe. Seven additional facility closures are in progress and a planned closure has been cancelled. Staffing has been reduced by 1,300 employees, or approximately 5% of the Company's combined worldwide workforce. A reduction of approximately 400 employees will occur in 1999. The North American and European corporate headquarters and the Packaging business headquarters have been relocated; however, the former Packaging business headquarters building has not been sold. Costs associated with the headquarter relocation efforts were expensed as incurred. Additionally, during 1998, the Company terminated various contracts and other long-term agreements; one of which was settled on terms more favorable than anticipated. Payments for restructure and other merger-related expenditures were $153.4 million in 1998 and $87.8 million in 1997.

   Accrued liabilities related to restructuring activities decreased during the year due to the settlement of such liabilities through the payment of cash; revisions of cost estimates due to changing circumstances and favorable contract settlements, which were recorded through the income statement; and reclassifications to more appropriately reflect the carrying amounts of assets and liabilities in the balance sheet. Changes in accrued restructuring costs were as follows:


--------------------------------------------------------------------------------------------------------
                                                         Estimate    Cash    Reclassifi-
(in millions)                                   1997    Revisions   Payments  cations      1998
--------------------------------------------------------------------------------------------------------
Facility closures and write-downs of redundant
   property, plant and equipment               $ 85.2    $ (4.5)   $(24.7)   $(31.1)      $24.9
Severance and other employee-related costs       95.5       0.9     (41.2)     (8.3)       46.9
Costs of terminating contracts and other
  long-term agreements                           82.5     (33.7)    (19.1)    (21.9)        7.8
--------------------------------------------------------------------------------------------------------
     Accrued restructure costs                 $263.2    $(37.3)   $(85.0)   $(61.3)      $79.6
========================================================================================================

   During 1996, the Company recorded net non-recurring pre-tax expenses of $10.7 million which included $40.6 million of severance charges and $59.3 million of asset write-downs offset by $89.2 million in net gains on business dispositions. Severance charges were related to the termination of 870 employees at the Company's Tissue--North America business, Tissue--Europe business, and other domestic manufacturing and corporate facilities. Asset write-downs were related to the phase-out of certain equipment and asset consolidations.

44 FORT JAMES CORPORATION

4
Other Income
(Expense)


----------------------------------------------------------------------------------------------
 (in millions)                                        1998        1997        1996
----------------------------------------------------------------------------------------------
 Equity in earnings (losses) of unconsolidated
 affiliates                                          $ (0.8)      $ 7.4       $ 7.7
 Interest and investment income                         2.1         8.6         8.1
 Gain on sale of assets                                 2.8         9.6         3.4
 Minority interest                                     (4.0)       (2.6)       (4.6)
 Foreign currency exchange gains (losses)             (10.1)       (4.8)        0.6
 Other, net                                             3.8         0.6        (1.1)
----------------------------------------------------------------------------------------------
    Total other income (expense)                     $ (6.2)      $18.8       $14.1
==============================================================================================


5
Income Taxes


The components of income before taxes and extraordinary items were as follows:

----------------------------------------------------------------------------
(in millions)                          1998        1997        1996
----------------------------------------------------------------------------
Domestic                              $588.4      $192.9       $405.9
Foreign                                177.6        76.8         93.1
----------------------------------------------------------------------------
 Income before income taxes and
    extraordinary items               $766.0      $269.7       $499.0
============================================================================

Income tax expense excluding income taxes on extraordinary items, consisted of the following:

------------------------------------------------------------------------------
(in millions)                                  1998        1997        1996
------------------------------------------------------------------------------
Current:
   Federal                                     $ 48.9      $135.4      $ 67.9
   State                                         15.3        29.2        13.3
   Foreign                                       53.5        42.0        36.1
------------------------------------------------------------------------------
     Total current income tax provision         117.7       206.6       117.3
------------------------------------------------------------------------------
Deferred:
   Federal                                      123.9       (19.4)       42.0
   State                                         15.0       (15.6)        3.8
   Foreign                                        9.2        (6.4)        7.9
------------------------------------------------------------------------------
    Total deferred income tax provision
       (benefit)                                148.1       (41.4)       53.7
------------------------------------------------------------------------------
     Income tax expense                        $265.8      $165.2      $171.0
==============================================================================

During 1998, 1997 and 1996, tax benefits credited to shareholders' equity, which primarily related to the exercise of stock options, were $22.1 million, $35.1 million and $3.0 million, respectively. Cash payments for income taxes totaled $95.0 million in 1998, $125.9 million in 1997 and $108.0 million in 1996. No provision for income taxes has been made for $178.2 million of undistributed earnings of certain of the Company's foreign subsidiaries and affiliates which have been indefinitely reinvested. It is not practicable to determine the amount of U.S. income tax which would be payable if such undistributed foreign earnings were repatriated because any U.S. taxes payable on such repatriation would be offset, at least in part, by foreign tax credits.


                                                       FORT JAMES CORPORATION 45

Notes to Consolidated Financial Statements

   The difference between the federal statutory income tax rate on income before income taxes and extraordinary items and the Company's effective income tax rate relates to the following:

-------------------------------------------------------------------------------
                                                     Percent of Pretax Income
-------------------------------------------------------------------------------
                                                  1998        1997        1996
-------------------------------------------------------------------------------
Federal statutory income tax rate                 35.0%       35.0%       35.0%
State income taxes, net of federal tax effect      2.8         3.2         2.5
Restructured operations                           (1.8)        9.2        --
Nondeductible transaction expenses                --           4.9        --
Goodwill                                           0.9         4.1         2.3
Federal audit settlement                          --          --          (7.2)
Other items, net                                  (2.2)        4.9         1.7
-------------------------------------------------------------------------------
   Effective income tax rate                      34.7%       61.3%       34.3%
===============================================================================

In 1998, the Company determined that $14.0 million of non-recurring merger-related tax reserves established in 1997 in accordance with temporary IRS regulations were no longer required. In December 1996, following a retroactive amendment to the Internal Revenue Code, the United States Tax Court issued a favorable decision allowing certain deductions claimed by Fort Howard in the years 1988 through 1995. As a result of this decision, Fort James realized a $36.0 million tax benefit representing the reversal of taxes previously accrued for these years. The Internal Revenue Service is currently reviewing Fort James' federal income tax returns for the years 1990 through 1996. In the opinion of management, potential adjustments resulting from these examinations will not have a material effect on the Company's results of operations or financial condition.

     The income tax effects of temporary differences that gave rise to the net deferred tax liability as of December 27, 1998 and December 28, 1997, were related to the following:

----------------------------------------------------------------------------
(in millions)                                           1998        1997
----------------------------------------------------------------------------
Property, plant and equipment                          $ 915.3     $ 904.4
Pension benefits                                          95.5        88.5
Other items                                               92.8        91.8
----------------------------------------------------------------------------
     Total deferred tax liabilities                    1,103.6     1,084.7
----------------------------------------------------------------------------
Accrued liabilities                                     (212.1)     (290.2)
Postretirement benefits other than pensions             (181.2)     (187.0)
Alternative minimum tax credit carryforwards             (27.7)      (87.7)
Intangibles                                              (22.7)      (77.4)
Tax loss carryforwards                                   (26.2)      (26.3)
Other items                                              (60.4)      (66.1)
----------------------------------------------------------------------------
     Total deferred tax assets                          (530.3)     (734.7)
----------------------------------------------------------------------------
     Valuation allowance                                  20.5        86.4
----------------------------------------------------------------------------
        Net deferred tax liability                     $ 593.8     $ 436.4
============================================================================

The deferred tax asset valuation allowance primarily relates to foreign net operating losses and foreign tax credits. Management believes sufficient uncertainty exists regarding the realization of these items that a valuation allowance is required. If realized in the future, $8.8 million of these tax benefits will be allocated to reduce goodwill of certain acquired subsidiaries. The decrease in the valuation allowance from December 28, 1997 to December 27, 1998 was primarily due to tax strategies implemented in 1998 which resulted in the elimination of certain deferred tax assets and the related valuation allowance.


46 FORT JAMES CORPORATION

As of December 27, 1998, the Company had $68.0 million of foreign net operating loss carryforwards which expire primarily from 1999 through 2005 and $6.2 million of foreign tax credit carryforwards which expire from 1999 through 2003. The Company also had alternative minimum tax ("AMT") credit carryforwards of $27.7 million. In general, AMT credits may be carried forward indefinitely and used in future years to the extent the Company's regular tax liability exceeds the AMT liability for such future years.


6
Pension
and Other
Postretirement
Benefit Plans


During 1998, the Company adopted FASB Statement No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits--an amendment to FASB Statements No. 87, No. 88, and No. 106" which revised the Company's disclosures about pension and other postretirement benefit plans.

     The Company sponsors various pension plans covering certain employees. Benefits under these plans are based primarily on years of service and compensation levels. The Company makes contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations plus additional discretionary amounts. Contributions to multiemployer plans are generally based on negotiated labor contracts. Plan assets principally consist of equity securities and corporate and government obligations.

     The Company provides certain health care and life insurance benefits to eligible retired employees, their covered dependents, and their beneficiaries. All of the Company's retiree medical plans are unfunded.

     The following schedules present changes in, and components of, the Company's net asset/(liability) for pension and other postretirement benefits at December 27, 1998 and December 28, 1997:

-------------------------------------------------------------------------------------
                                                                     Other
                                        Pension Benefits     Postretirement Benefits
(in millions)                           1998        1997        1998        1997
-------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation, beginning of year  $1,400.0    $1,314.4      $371.5      $353.7
   Service cost                            23.9        16.8         6.4         6.6
   Interest cost                           99.3        86.1        26.1        26.9
   Participant contributions                2.2        --           2.9         2.9
   Amendments                              (6.3)        1.4        --          --
   Actuarial loss                          91.6        74.1        18.2         9.4
   Acquisitions/divestitures/transfers     --           (.8)       --          --
   Curtailments                            (1.9)       --          (2.9)       --
   Special termination benefits             4.7        --           1.2        --
   Benefits paid                         (100.3)      (92.0)      (28.5)      (28.0)
------------------------------------------------------------------------------------
Benefit obligation, end of year        $1,513.2    $1,400.0      $394.9      $371.5
====================================================================================
Change in Plan Assets
Fair value of plan assets, beginning
 of year                               $1,773.5    $1,550.6      $  --        $  --
   Actual return on plan assets            91.1       303.1         --           --
   Employer contributions                  12.5        12.7        25.6        25.1
   Participant contributions                2.2         --          2.9         2.9
   Acquisitions/divestitures/transfers      --          (.9)        --          --
   Benefits paid                         (100.3)      (92.0)      (28.5)      (28.0)
------------------------------------------------------------------------------------
Fair value of plan assets, end of year $1,779.0     $1,773.5     $  --        $  --
====================================================================================

                                                       FORT JAMES CORPORATION 47

Notes to Consolidated Financial Statements


--------------------------------------------------------------------------------
                                                                  Other
                                      Pension Benefits   Postretirement Benefits
--------------------------------------------------------------------------------
 (in millions)                           1998       1997        1998        1997
--------------------------------------------------------------------------------

 Funded Status
 Funded status at end of year            $265.8    $ 373.5    $(394.9)  $(371.5)
    Unrecognized net transition assets    (15.2)      (8.3)      --        --
    Unrecognized prior service cost (gain) 43.5       58.9      (62.9)    (73.5)
    Unrecognized net actuarial gain       (38.9)    (184.3)     (23.1)    (52.3)
--------------------------------------------------------------------------------
 Net amount recognized                   $255.2    $ 239.8    $(480.9)  $(497.3)
================================================================================
 Amounts recognized in the statement of
   financial position consists of:
    Prepaid benefit cost                 $255.2    $ 239.8   $   --     $   --
    Accrued benefit liability              (9.2)     (22.5)    (480.9)   (497.3)
    Intangible asset                        7.6       18.9       --        --
    Deferred tax asset                       .7        1.5       --        --
    Accumulated other comprehensive loss     .9        2.1       --        --
--------------------------------------------------------------------------------
 Net amount recognized                   $255.2    $ 239.8    $(480.9)  $(497.3)
================================================================================

The Company merged its domestic pension plans into four plans effective as of the end of the 1998 plan year. The funded status information for 1998 reflects this merger. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $6.0 million, $3.4 million, and $0.2 million, respectively, as of December 27, 1998 and $113.8 million, $111.9 million and $103.2 million, respectively, as of December 28, 1997.

     Benefit obligations were determined using the following weighted-average assumptions:

--------------------------------------------------------------------------------
                                                                  Other
                                      Pension Benefits   Postretirement Benefits
--------------------------------------------------------------------------------
 (in millions)                        1998        1997        1998        1997
--------------------------------------------------------------------------------

 Discount rate                         6.75%       7.25%     6.75%       7.10%
 Expected return on plan assets       10.00%      10.00%      --          --
 Rate of compensation increase         4.50%       5.00%      --          --
================================================================================

 The Company utilizes a method for amortizing unrecognized actuarial gains and losses for other postretirement benefits that accelerates the minimum amount required to be recognized for the year.

    During 1998 and 1996, the Company incurred termination benefit costs as part of enhanced benefit programs offered to certain employees. Charges of $5.5 million and $17.3 million were recorded as restructure and other unusual items for the years ended December 27, 1998 and December 29, 1996.

48  FORT JAMES CORPORATION

The components of net periodic benefit cost recognized in the Consolidated Statements of Operations and Comprehensive Income were as follows:

--------------------------------------------------------------------------------
                                                                  Other
                               Pension Benefits          Postretirement Benefits
--------------------------------------------------------------------------------
(in millions)               1998     1997      1996     1998    1997      1996
--------------------------------------------------------------------------------
Service cost              $   23.9  $  16.8  $  16.7    $ 6.4   $ 6.6     $ 8.1
Interest cost                 99.3     86.1     84.8     26.1    26.9      29.0
Expected return on
  plan assets               (145.0)  (116.2)  (103.8)    --      --        --
Amortization of:
   Transition asset           (3.5)    (2.4)    (2.4)    --      --        --
   Prior service cost (gain)   6.4      6.6      6.8     (7.4)   (7.6)     (7.7)
   Actuarial loss (gain)        .9      1.1      7.5     (7.0)   (2.2)     --
Curtailment charge (credit)   (1.7)     3.8      1.0       .6   (11.4)    (12.2)
Contributions to multiemployer
   pension plans               4.7      4.5      4.6     --      --        --
--------------------------------------------------------------------------------
Net periodic benefit
  (income) expense         $ (15.0)    $ .3    $15.2    $18.7   $12.3     $17.2
================================================================================

For purposes of determining the cost and obligation for postretirement medical benefits, the Company has assumed a health care cost trend rate of 7.0% for 1999, decreasing ratably to 4.5% in 2006 and thereafter. The assumed health care cost trend rate has a significant effect on the amounts reported for retiree medical benefits. A one-percentage point change in the assumed health care cost trend rate would have had the following effects:

--------------------------------------------------------------------------------
                                                           1 Percentage Point
--------------------------------------------------------------------------------
(in millions)                                             Increase   (Decrease)
--------------------------------------------------------------------------------
Effect on service and interest components
 of net periodic cost                                      $ 4.0      $ (3.6)
Effect on accumulated postretirement benefit obligation     42.6       (37.1)
================================================================================

In 1995, the Company transferred certain employee benefit plans to Crown Vantage, Inc. ("Crown Vantage"). Under certain conditions, including the inability of Crown Vantage to fund required contributions, the Company has agreed to assume the liability for any underfunded benefits for these plans. Management believes that if any amounts were to be funded, they would not have a material adverse affect on the Company's financial position or results of operations.


7
Balance Sheet
Information


Inventories

----------------------------------------------------------------------------
(in millions)                                              1998        1997
----------------------------------------------------------------------------
Raw materials                                            $185.4      $184.3
Finished goods and work in process                        558.2       550.2
Stores and supplies                                       170.9       159.4
----------------------------------------------------------------------------
                                                          914.5       893.9
Subtraction to state certain inventories at
  last-in, first-out cost                                 (45.0)      (39.6)
----------------------------------------------------------------------------
   Total inventories                                     $869.5      $854.3
============================================================================
Valued at lower of cost or market:
Last-in, first-out                                       $532.1      $507.2
First-in, first-out or average                            337.4       347.1
----------------------------------------------------------------------------
   Total inventories                                     $869.5      $854.3
============================================================================


                                                       FORT JAMES CORPORATION 49

Notes to Consolidated Financial Statements


Property, Plant and Equipment

--------------------------------------------------------------------------------
(in millions)                                      1998        1997
--------------------------------------------------------------------------------
Land and improvements                             $  210.3    $  216.2
Buildings                                          1,123.1     1,142.5
Machinery and equipment                            6,541.9     6,081.5
Construction in progress                             268.5       327.4
--------------------------------------------------------------------------------
                                                   8,143.8     7,767.6
Accumulated depreciation                          (3,503.9)   (3,218.8)
--------------------------------------------------------------------------------
                                                   4,639.9     4,548.8
Timber and timberlands, net                           14.4        16.5
--------------------------------------------------------------------------------
   Net property, plant and equipment             $ 4,654.3   $ 4,565.3
================================================================================


Accrued Liabilities

--------------------------------------------------------------------------------
(in millions)                                         1998        1997
--------------------------------------------------------------------------------

Restructure reserve                                  $ 79.6      $263.2
Taxes payable, other than income taxes                 84.2        75.7
Interest payable                                       56.4        64.6
Employee insurance benefits                            70.5        76.8
Compensated absences                                   57.4        75.5
Other items                                           324.4       357.2
--------------------------------------------------------------------------------
   Total accrued liabilities                         $672.5      $913.0
================================================================================


In 1998, the Company adopted FASB Statement No. 130, "Reporting Comprehensive Income" which requires the reporting of comprehensive income and accumulated other comprehensive income. Comprehensive income is presented in the Consolidated Statements of Operations and Comprehensive Income. The components of other comprehensive income are shown below:

Accumulated Other Comprehensive Loss

--------------------------------------------------------------------------------
(in millions)                                                1998        1997
--------------------------------------------------------------------------------
Minimum pension liability adjustment                        $ (0.9)     $ (2.1)
Foreign currency translation adjustments                     (87.9)     (147.7)
Unrealized gains on available-for-sale securities             --          12.2
--------------------------------------------------------------------------------
   Accumulated other comprehensive loss                     $(88.8)    $(137.6)
================================================================================



50  FORT JAMES CORPORATION

8
Indebtedness



----------------------------------------------------------------------------
                                  Weighted
                                   Average
(in millions)                Interest Rate    Maturities   1998        1997
----------------------------------------------------------------------------
Revolving credit facilities        5.57%      2000-2002  $ 886.5    $1,642.0
6.23% - 8.88% notes                6.62       1999-2011  1,481.3     1,184.1
7.75% - 8.38% notes                8.11       2001-2023    359.5       359.5
9.25% notes                        9.25       2001-2021    255.0       255.0
Subordinated notes                 9.00            2006     58.8       123.1
Medium-term notes                  7.84       2000-2004    106.0       106.0
Revenue bonds                      6.58       2001-2023    188.1       107.7
Capital lease obligations         10.26       2004-2017    171.4       180.4
Other                                                      380.6       232.1
----------------------------------------------------------------------------
   Total                                                 3,887.2     4,189.9
   Less current portion                                    240.0        34.4
----------------------------------------------------------------------------
     Long-term debt                                     $3,647.2    $4,155.5
============================================================================

Minimum Principal Payments

Minimum principal payments on long-term debt, excluding credit agreements and revolving credit borrowings, for the next five years are as follows:

--------------------------------------------------------------------------------
(in millions)               1999        2000        2001        2002        2003
--------------------------------------------------------------------------------
Scheduled maturities      $240.0       $62.3      $294.2      $502.7      $305.6
================================================================================

If the current level of revolving credit agreement borrowings remain outstanding until the expiration of the underlying or supporting agreements, additional payments of $158.3 million in 1999, $54.1 million in 2000 and $832.4 million in 2002 would be required. It is the Company's intention to refinance or renew such agreements, on a long-term basis, prior to their expiration.

Revolving Credit Facilities

As of December 27, 1998, Fort James had committed revolving credit agreements with various domestic and foreign banks providing for unsecured borrowings of up to $2.1 billion. These facilities allow the Company to borrow at competitive interest rates for general corporate purposes. At December 27, 1998, the Company had unused credit facilities of approximately $1.2 billion. Commitment fees relating to credit facilities are not material.

Restrictive Agreements

Certain of the Company's long-term debt agreements contain various restrictive covenants and require maintenance of certain defined financial ratios with which the Company is in compliance.


9
Financial
Instruments


The Company employs derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign currency exchange rates. These financial instruments, when entered into, are designated as hedges of underlying exposures. Because of the high correlation between the hedging instrument and the exposure being hedged, fluctuations in the value of the instruments are generally offset by changes in the value of the underlying exposures. Fort James effectively monitors the use of these derivative financial instruments through the use of objective measurement systems, well-defined market and credit risk limits and timely reports to senior management according to prescribed guidelines. Virtually all of the Company's derivatives are "over-the-counter" instruments.



                                                       FORT JAMES CORPORATION 51

Notes to Consolidated Financial Statements

     The estimated fair values of derivatives used to hedge or modify the Company's risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and investments, and the overall reduction in exposure to adverse fluctuations in interest rates, foreign currency exchange rates, and other market risks.

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

Interest Rate Management

Fort James has implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements that maintain the fixed/variable mix within these defined parameters. These contracts had maturities ranging from one to two years on December 27, 1998. Variable rates are predominantly linked to the London Interbank Offering Rate. Additionally, the Company has entered into interest rate cap agreements that entitle it to receive from a financial institution the amount by which the interest payments on variable rate debt exceed pre-specified interest rates through 1999. During 1997, the Company terminated $648 million in notional amount of interest rate swaps at a cost of $8 million which was amortized through January 1999.

     The fair value of the Company's financial instruments related to its indebtedness were as follows:



-------------------------------------------------------------------------------------------
                                             1998                          1997
-------------------------------------------------------------------------------------------
                                Carrying Value                  Carrying Value
                                 or Gross          Fair Value:   or Gross       Fair Value:
                                   Notional          Asset       Notional         Asset
(in millions)                     Amount (1)      (Liability)   Amount (1)      (Liability)
-------------------------------------------------------------------------------------------
Long-term debt, including
  current maturities                $3,887            $(3,975)     $4,190      $(4,291)
Interest rate swaps                    940                 --       1,138          (8)
Interest rate caps                     500                 --         500          --
===========================================================================================

(1) Long-term debt amount is carrying value; interest rate swap and cap amounts are notional amounts.

The estimated fair values of the Company's financial instruments related to indebtedness are based on quoted market prices of comparable instruments or on current rates available to the Company for financial instruments with similar terms and remaining maturities. Based on the Company's total indebtedness at December 27, 1998, a 100 basis point interest rate change would impact the fair value of the total debt portfolio by approximately $104 million. This exposure would be offset by a $3 million change to the fair value of the interest rate swap portfolio. The weighted-average pay rate exceeded the weighted-average receive rate under the interest rate contracts by 0.4% and 0.6%, respectively, for the years ended December 27, 1998, and December 28, 1997.

Foreign Currency Management

Most of Fort James' foreign currency exposures are managed on a consolidated basis, which allow for the netting of certain exposures and thus take advantage of any natural offsets. The Company enters into forward

52 FORT JAMES CORPORATION
exchange contracts and purchase currency options which mature in one year or less (principally European currencies) to hedge firm and anticipated purchase commitments and firm sales commitments denominated in foreign currencies. As of December 27, 1998, and December 28, 1997, the Company had net unrealized gains of $0.1 million and $0.5 million, respectively, on a notional amount of $20 million and $304 million, respectively, for these instruments.

   In 1997, the Company terminated $470 million in notional amount of foreign exchange contracts, along with related interest rate agreements, at a cost of $31.5 million, net of tax benefits. These foreign exchange contracts were designated as hedges of a portion of the Company's net investment in its European Tissue business. The net termination cost was recorded as a component of other comprehensive income.


10
Common Stock

Fort James has 500 million authorized shares of common stock, $0.10 par value ("Common Stock"), of which 220,544,203 shares were outstanding as of December 27, 1998. Common shares reserved for issuance as of December 27, 1998, were as follows:

----------------------------------------------------------------------------
                                                                   1998
----------------------------------------------------------------------------
Stock option plans                                              5,856,198
Incentive stock plan                                            9,754,997
Director stock ownership plan                                      64,786
----------------------------------------------------------------------------
   Total common shares reserved for issuance                   15,675,981
============================================================================

During 1996, the Company issued 14.5 million shares of Common Stock at $14.73 per share. The net proceeds to the Company were primarily used to prepay or redeem a portion of its indebtedness.

Shareholder Rights Plan

Under a shareholder rights plan, preferred stock purchase rights ("Rights") are issued at the rate of one Right for each share of Common Stock. Each Right entitles its holder to purchase one one-thousandth of a share of Series M Cumulative Participating Preferred Stock ("Series M") at an exercise price of $150, subject to adjustment. The Rights will only be exercisable if a person or group acquires, has the right to acquire, or has commenced a tender offer for 15% or more of the outstanding Common Stock. The Rights are nonvoting, pay no dividends, expire on March 1, 1999, and may be redeemed by the Company for $0.01 per Right at any time before the tenth day (subject to adjustment) after a 15% position is acquired. The Rights have no effect on earnings per share until they become exercisable.

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

     A new shareholder rights plan was adopted subsequent to year-end. The terms of the new plan are essentially the same as those of the previous plan with the following exceptions: (i) the exercise price has been increased to $200, subject to adjustment; (ii) the expiration date has been extended to March 1, 2009; and
(iii) the ten day period to redeem the Rights after a 15% position is acquired has been eliminated.

                                                       FORT JAMES CORPORATION 53

Notes to Consolidated Financial Statements


11
Preferred Stock


The Company is authorized to issue up to five million shares of preferred stock, $10 par value. The preferred shares are issuable in series, each with varying dividend rates, redemption rights, conversion terms, liquidation values and voting rights.

     In April 1998, the Company completed the redemption and conversion of its Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock ("Series K"), its Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series L") and its Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock ("Series N"). Substantially all of the outstanding Series K, L and N preferred stock was converted into 9.5 million shares of Common Stock in a non-cash financing transaction of $350.9 million. The balance was redeemed for $1.8 million in cash.

     In 1997, the Series O 8 1/4% Cumulative Preferred Stock ("Series O") was redeemed for $98.1 million and the Series P 9% Cumulative Convertible Preferred Stock ("Series P") was converted to 15.3 million shares of Common Stock in a non-cash financing transaction of $287.5 million.

     As of December 27, 1998, the Company has reserved 250,000 preferred shares for the issuance of Series M preferred stock under the Shareholder Rights Plan.


12
Stock Option,
Award and
Purchase Plans


The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," pro forma net income (loss) and earnings per share would have been as follows:

---------------------------------------------------------------------------------------------
                                                  As Reported              Pro Forma
---------------------------------------------------------------------------------------------
(in millions, except per share amounts)    1998     1997     1996     1998     1997     1996
---------------------------------------------------------------------------------------------
Net income (loss)                         $497.6   $(27.0)  $319.9   $484.3   $(37.4)  $315.2
Earnings per share--basic                   2.28     (.36)    1.44     2.22     (.41)    1.42
Earnings per share--diluted                 2.26     (.28)    1.43     2.20     (.33)    1.40
=============================================================================================

Fort James' stock option plans provide for the granting of options to purchase Common Stock to certain directors, officers and key employees. Options are granted at exercise prices equal to the fair market value of such stock as of the date of grant and have terms of ten years. Fort James' options vest in two equal annual installments. Effective with the merger, Fort Howard's options were automatically converted into fully vested Fort James options at the merger exchange ratio. As of December 27, 1998, there were 624 employees and directors holding options.

54 FORT JAMES CORPORATION

     Stock option activity, including the retroactive effect of converting Fort Howard's options into Fort James' options, was as follows:

-----------------------------------------------------------------------------------------------------
                                                 1998                  1997                1996
-----------------------------------------------------------------------------------------------------
                                              Weighted-              Weighted-            Weighted-
                                                Average                Average              Average
(in thousands, except                          Exercise               Exercise             Exercise
per share amounts)                    Shares      Price    Shares        Price    Shares      Price
-----------------------------------------------------------------------------------------------------
Balance, beginning of year             6,298      $21.83    10,543      $18.34    9,437       $16.86
   Granted                             3,155       37.48       354       40.27    2,416        23.90
   Forfeited                             (69)      34.97      (117)      27.41     (150)       23.61
   Exercised                          (1,823)      17.58    (4,373)      14.53     (951)       14.95
   Expired                              (140)      27.67      (109)      20.53     (209)       27.77
----------------------------------------------------------------------------------------------------
Balance, end of year                   7,421      $29.29     6,298      $21.83   10,543       $18.34
====================================================================================================

Exercisable                            4,254                 5,026                6,679
Available for grant                    2,718                 2,692                2,707
Weighted-average fair value of
   options granted during the year    $11.69                $13.22                $7.26
====================================================================================================


The fair value of each option grant, including the retroactive effect of converting Fort Howard's options into Fort James' options, was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

--------------------------------------------------------------------------------
                                                  Fort James         Fort Howard
--------------------------------------------------------------------------------
                                            1998      1997     1996     1996
--------------------------------------------------------------------------------
Dividend yield                               1.60%     1.50%    2.00%    0.00%
Volatility rate                             29.82     27.56    27.26    19.26
Risk-free interest rate                      5.17      6.27     6.18     6.07
Expected option life                      5 years   5 years  5 years  5 years
================================================================================

The following table summarizes information about fixed stock options outstanding, as of December 27, 1998:



(in thousands, except year and per share amounts)
-------------------------------------------------------------------------------------------------
                          Options Outstanding                             Options Exercisable
------------------------------------------------------------------  -----------------------------
                                Weighted-Average
       Range of       Number           Remaining  Weighted-Average       Number  Weighted-Average
Exercise Prices  Outstanding    Contractual Life    Exercise Price  Exercisable    Exercise Price
-------------------------------------------------------------------------------------------------
$10.28-$15.42          1,149           4.3 years          $13.87         1,149           $13.87
$15.43-$20.56            979           6.2 years           19.46           979            19.46
$20.57-$25.70            319           4.1 years           23.53           297            23.44
$25.71-$30.84          1,006           6.9 years           26.89           971            26.82
$30.85-$35.98            613           6.7 years           33.34           593            33.34
$35.99-$41.12          2,981           8.5 years           37.26           121            37.36
$41.13-$46.26            358           6.7 years           43.32           136            43.06
$46.27-$51.41             16           9.3 years           50.88             8            51.41
------------------------------------------------------------------------------------------------
   Total               7,421                                             4,254
================================================================================================

                                                       FORT JAMES CORPORATION 55

Restricted and Incentive Stock

Pursuant to the 1996 Stock Incentive Plan and the Director Stock Ownership Plan, the Company may also grant restricted stock and incentive stock awards to certain directors, officers and key employees. Restricted and incentive stock awards were as follows:

---------------------------------------------------------------------------
                                     1998                    1997
---------------------------------------------------------------------------
                          Restricted   Incentive   Restricted   Incentive
                               Stock       Stock        Stock       Stock
---------------------------------------------------------------------------
Awarded                      198,244         --       922,907     114,112
Deferred                       1,212         --         2,994          --
----------------------------------------------------------------------------
   Total Granted             199,456         --       925,901     114,112
============================================================================

Weighted-Average Fair Value
  per Share at Grant Date     $40.79         --        $43.57      $43.05
============================================================================

Awards granted to officers and key employees will vest in three to eight years, with the potential for earlier vesting of certain awards based on the Company's performance. Awards granted to directors will vest one year from the date of grant. Vesting of incentive stock shares is based on the Company's financial performance. The Company recognized compensation expense related to restricted and incentive stock awards of $16.6 million in 1998 and $13.1 million in 1997. As of December 27, 1998, there were 5,686,365 shares available for grant pursuant to the 1996 Stock Incentive Plan which may be granted as options, restricted stock or incentive stock. The Director Stock Ownership Plan has 55,238 shares available for grant as of December 27, 1998.

Stock Plans for Employees

The Company's StockPlus Investment Plan is available to substantially all of the Company's domestic employees except for former Fort Howard employees covered by separate defined contribution plans. Several alternative investment funds are available, including an investment fund consisting of Common Stock. Participating employees may contribute, through periodic payroll deductions, up to 10% of their compensation. Participant contributions of up to 6% of compensation are matched by the Company at a 60% rate. Additionally, the Company may make discretionary contributions of up to 1% of all eligible employees' base salary to the plan. As of December 27, 1998, there were 15,000 participants in the plan, and the plan held 8.5 million shares of Common Stock and $164.3 million of other investments. Company contributions to this plan totaled $12.7 million in 1998, $12.1 million in 1997 and $16.8 million in 1996.

     A substantial majority of Fort Howard's employees are covered by defined contribution plans. Participants may contribute a percentage of their compensation to the plans. Additionally, the Company makes annual discretionary contributions under these plans. As of December 27, 1998, there were approximately 6,000 participants in these plans, and the plans held 1.0 million shares of Common Stock. Company contributions to these plans totaled $16.0 million in 1998 and $16.3 million in both 1997 and 1996.

     Effective January 1, 1999, the StockPlus Investment Plan and the Fort Howard plans were merged into the new Fort James 401(k) Plan. Under the terms of the new plan, participants may contribute up to 15% of their annual salary. Participant contributions of up to 10% of compensation are matched by the Company at a 60% rate. Also, the Company may no longer make discretionary contributions.

     In addition, the Company maintains a stock purchase plan for the benefit of certain Canadian employees. As of December 27, 1998, 52,000 shares of Common Stock were held in this plan.

56 FORT JAMES CORPORATION

13
Commitments
and Contingent
Liabilities


Operating Leases

The Company leases certain facilities, vehicles and equipment over varying periods. None of the agreements contain unusual renewal or purchase options. As of December 27, 1998, future minimum rental payments under noncancelable operating leases were as follows:


--------------------------------------------------------------------------------
(in millions)                                                    Minimum Rentals
--------------------------------------------------------------------------------
1999                                                                     $ 32.9
2000                                                                       30.6
2001                                                                       23.9
2002                                                                       17.6
2003                                                                       16.0
2004 and thereafter                                                        38.7
--------------------------------------------------------------------------------
   Total future minimum rental payments                                  $159.7
================================================================================

Rent expense totaled $63.6 million in 1998, $64.0 million in 1997, and $66.3 million in 1996.

Litigation and Environmental Matters

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, Fort James faces exposure from actual or potential claims and legal proceedings.

     In May 1997, the Attorney General of the State of Florida filed a civil action against the Company and eight other manufacturers of sanitary paper products. The complaint alleges violations of federal and state antitrust and unfair competition laws and seeks civil penalty under Florida law of $1 million for each alleged violation against each defendant, an unspecified amount of treble damages and injunctive relief. Three other state attorney generals have brought similar suits which are expected to be consolidated in the Florida District Court. In addition, numerous other filings have been filed in federal courts on behalf of an alleged class of direct purchasers, all seeking similar damages for similar alleged violations. The class actions were consolidated in the Florida District Court, and in July 1998, the Court conditionally certified the class. State class actions also have been filed in certain states, on behalf of an alleged class of indirect purchasers, seeking similar damages for similar alleged violations under state law. The Company believes these cases are without merit and is vigorously defending both federal and state actions.

     Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition of Fort James but could materially affect consolidated results of operations in a given year.

     Like its competitors, Fort James is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements and certain operating expenses in future years.

     In 1997, the U.S. Environmental Protection Agency ("EPA") published regulations, commonly referred to as the "Cluster Rules," affecting pulp and paper industry discharges of wastewater and gaseous emissions. These rules require changes in the pulping and bleaching processes presently used in some U.S. pulp mills, including several of the Company's mills. Based on its evaluation of the rules, the Company believes that capital expenditures of approximately $100 million may be required to comply with the Cluster Rules, the majority of which will be spent during the next three to four years.

                                                       FORT JAMES CORPORATION 57

Notes to Consolidated Financial Statements


Fort James, along with others, has been identified as a potentially responsible party ("PRP") at various EPA designated superfund sites and is involved in remedial investigations and actions under federal and state laws. Among these sites, the Company, along with six other current and former operators of pulp and paper facilities, has been identified as a PRP by the U.S. Fish and Wildlife Service and other state and federal agencies, including the EPA, and tribal entities, regarding contamination of the lower Fox River by certain substances. These agencies and tribes seek primary restoration of the river and natural resources damages. The Company, in conjunction with other PRPs, is engaged in negotiations with federal and state agencies and tribes to resolve outstanding claims. The Company is also participating in the funding of a remedial investigation/feasibility study of contamination of the Kalamazoo River by hazardous substance.

     It is the Company's policy to accrue remediation costs on an undiscounted basis when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Fort James' accrued environmental liabilities, including remediation and landfill closure costs, totaled $54.1 million as of December 27, 1998 and $55.4 million as of December 28, 1997. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. The Company believes that its share of the costs of cleanup for its current remediation sites will not have a material adverse impact on its consolidated financial position but could have a material effect on consolidated results of operations in a given year. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.


14
Segment
Information


During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way public companies report information about operating segments in both interim and annual financial statements, including related disclosures about products and services, geographic areas, and major customers. As a result, the Company's segments, which are organized based on the products it offers, have been restated as follows: (i) Tissue--North America, which manufactures and markets paper-based consumer towel and tissue products; (ii) Tissue--Europe, which also manufactures and markets paper-based consumer towel and tissue products, as well as feminine hygiene products and health care and pharmacy items; (iii) Dixie, which manufactures and markets disposable plates, cups and cutlery principally under its DIXIE brand; (iv) Packaging, which manufactures folding cartons and paperboard principally for food and other consumer products manufacturers; and (v) Communications Papers, which manufactures and markets uncoated business and printing papers serving the commercial printing and office markets, and Fiber, which includes the Harmon Associates wastepaper brokerage business and market pulp sales to both intercompany and third-party customers. The Communications Papers and Fiber businesses, for which separate reporting is not required, have been aggregated. Both the Dixie and Fiber businesses were previously included in the Consumer Products-North America business.


58 FORT JAMES CORPORATION


                                          Tissue                                        Commu-         Inter-
                                  ----------------------                               nications      company
                                    North                                               Papers           and
 (in millions)                    America         Europe       Dixie      Packaging    and Fiber      Corporate       Total
-------------------------------------------------------------------------------------------------------------------------------
1998
 Sales                          $  3,440.9    $  1,869.4    $   775.5    $   717.7    $    796.6       $ (299.0)    $  7,301.1
 Intercompany sales                    0.6          --            3.3        122.1         173.0           --            299.0
 Income from operations,
    before nonrecurring
    and other unusual items          864.8         236.2         89.1         56.6           2.4          (87.6)       1,161.5
 Depreciation expense                207.3          93.6         25.1         58.7          71.9           14.5          471.1
 Capital expenditures                258.0          97.8         22.5         60.7          45.9           60.9          545.8
 Assets                            2,823.4       2,308.8        392.4        656.3         825.0          786.4        7,792.3
===============================================================================================================================

1997
 Sales                          $  3,314.4    $  1,828.1    $   780.8      $ 782.9       $ 859.0       $ (306.2)    $  7,259.0
 Intercompany sales                    0.5          --            3.8        129.8         171.4            0.7          306.2
 Income from operations,
    before nonrecurring
    and other unusual items          783.0         202.4         67.5         81.3          14.7          (92.0)       1,056.9
 Depreciation expense                224.1          98.3         26.1         51.7          69.4            5.1          474.7
 Capital expenditures                247.6          69.0         20.5         55.0          65.6           32.5          490.2
 Assets                            2,781.7       2,191.1        414.2        612.3         895.6          838.3        7,733.2
===============================================================================================================================

1996
 Sales                          $  3,352.7    $  1,980.2    $   796.6     $1,139.9       $ 829.5       $ (391.8)    $  7,707.1
 Intercompany sales                    0.7          --           --          178.0         213.1           --            391.8
 Income from operations,
    before nonrecurring
    and other unusual items          707.4         177.1         64.1         91.9           4.0         (124.5)         920.0
 Depreciation expense                213.3         110.4         26.6         71.2          75.9            5.1          502.5
 Capital expenditures                200.4          96.3         16.5         78.6          74.8           18.3          484.9
 Assets                            2,718.6       2,607.5        398.5        585.2       1,013.8          833.3        8,156.9
===============================================================================================================================

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at market prices. Income from operations, before nonrecurring and other unusual items, is used to measure segment profitability. Capital expenditures and depreciation expense not specifically identifiable to a segment are allocated to the reportable segments based on property, plant and equipment used in the production of the segment's products. Segment assets primarily consist of receivables and inventory generated by the segment; property, plant and equipment used in the production of the segment's products; and goodwill resulting from the acquisition of businesses. Assets which can not be specifically identified to a segment, such as equipment used in the production of various products, are allocated based on estimated production. Corporate assets primarily consist of cash and cash equivalents, current deferred income taxes, investments in unconsolidated affiliates, and the net pension asset.

     Sales and long-lived assets by geographic areas are as follows:

------------------------------------------------------------------------------------
                                 1998               1997               1996
------------------------------------------------------------------------------------
                                    Long-              Long-               Long-
                                    lived              lived               lived
 (in millions)              Sales   assets     Sales   assets     Sales    assets
-----------------------------------------------------------------------------------
 United States             $5,261.2  $3,964.8 $5,247.3  $4,028.6  $5,564.0 $4,225.3
 France                       802.9     680.4    794.7     716.3     776.9    888.1
 Other                      1,237.0   1,193.0  1,217.0   1,071.8   1,366.2  1,234.9
-----------------------------------------------------------------------------------
                           $7,301.1 $5,838.2  $7,259.0 $5,816.7  $7,707.1  $6,348.3
===================================================================================


No single customer accounted for more than 10% of consolidated net sales in any year.



                                                       FORT JAMES CORPORATION 59

15
Fort James
Operating
Company


Fort James Operating Company ("FJOC") is an obligor of certain securities registered under the Securities Act of 1933, thus subjecting it to reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934. In accordance with Staff Accounting Bulletin No. 53, the following condensed financial information for FJOC is presented in lieu of consolidated financial statements because the securities are fully and unconditionally guaranteed by Fort James and management has determined that such information is not material to the holders of the securities:

-------------------------------------------------------------------------------
(in millions)                                   1998        1997        1996
-------------------------------------------------------------------------------
Condensed income statement information:
   Net sales                                  $4,868.8    $4,851.6    $5,179.1
   Gross profit                                1,507.4     1,435.5     1,384.5
   Income before extraordinary items and
     nonrecurring and other unusual items        178.7       354.6       207.2
   Income (loss) before extraordinary items      121.1       (65.5)      175.3
   Net income (loss)                             118.5      (167.1)      167.2
===============================================================================
Condensed balance sheet information:
   Current assets                              $ 963.6     $ 928.4
   Noncurrent assets                           3,521.9     3,292.8
   Current liabilities                           694.1       861.1
   Noncurrent liabilities                      5,130.4     4,989.3
   Deficit                                     1,339.0     1,629.2
===============================================================================


16
Selected
Quarterly
Financial
Data
(Unaudited)


----------------------------------------------------------------------------------------------------
                                           Income                Income
                                            (Loss)                (Loss)     Per Common Share
                                            Before                Before ---------------------------
                                            Extra-       Net      Extra-              Stock Price
(in millions, except              Gross   ordinary    Income    ordinary Dividends  ---------------
per share amounts)  Net Sales    Profit      Item     (Loss)     Item(i)  Declared   High     Low
-----------------------------------------------------------------------------------------------------
1998:
   1st Quarter(a)    $1,795.6    $552.5    $ 117.6   $ 115.0     $ 0.53    $0.15  $48 3/16   $34 5/16
   2nd Quarter(b)     1,857.0     589.0      136.2     136.2       0.62     0.15   52  1/4     41 3/8
   3rd Quarter(c)     1,841.9     601.7      150.7     150.7       0.69     0.15   45  1/4     27
   4th Quarter(d)     1,806.6     592.8       95.7      95.7       0.43     0.15   41          32
------------------------------------------------------------------------------------------------------
1997:(h)
   1st Quarter       $1,817.8    $539.7    $  97.2   $  95.9     $ 0.43    $0.15  $36  1/4   $29  1/4
   2nd Quarter(e)     1,854.3     568.2      149.7     149.1       0.68     0.15   38  7/8    27  1/4
   3rd Quarter(f)     1,825.4     555.0       68.7      23.5       0.29     0.15   45 1/16    36  5/8
   4th Quarter(g)     1,761.5     518.4     (211.1)   (295.5)     (1.05)    0.15   47  1/8    36 1/16
-----------------------------------------------------------------------------------------------------

(a) Results for the first quarter of 1998 included nonrecurring merger-related relocation and other costs of $7.5 million ($4.6 million net of taxes or $0.02 per diluted share). Net income for the first quarter of 1998 included a net charge of $2.6 million (or $0.01 per diluted share) for an extraordinary loss on early extinguishment of debt.

(b) Results for the second quarter of 1998 included nonrecurring merger-related relocation and other costs of $9.7 million ($5.9 million net of taxes or $0.03 per diluted share).

(c) Results for the third quarter of 1998 included nonrecurring costs of $14.5 million ($8.9 million after taxes or $0.04 per diluted share). In addition, the Company reversed $10.5 million ($0.05 per diluted share) of merger-related tax reserves.

(d) Results for the fourth quarter of 1998 included nonrecurring costs of $69.1 million ($44.8 million net of taxes or $0.21 per diluted share). In addition, the Company reversed $3.5 million ($0.01 per diluted share) of merger-related tax reserves.

(e) Results for the second quarter of 1997 included a nonrecurring gain on the sale of timberlands of $57.7 million ($35.2 million net of taxes or $0.16 per diluted share).

(f) Results for the third quarter of 1997 included a nonrecurring charge related to transaction costs of $53.9 million ($0.25 per diluted share).

(g) Results for the fourth quarter of 1997 included a restructure charge of $458.0 million ($317.6 million net of taxes or $1.53 per diluted share).

(h) Results for the first, second, third and fourth quarters of 1997 included net extraordinary charges for the early extinguishment of debt of $1.3 million, $0.6 million, $45.2 million ($0.22 per diluted share) and $84.4 million ($0.41 per diluted share), respectively.

(i)  Per diluted common share.


60  FORT JAMES CORPORATION

Report of Independent Accountants

The Board of Directors and Shareholders of Fort James Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, cash flows, and changes in capital accounts present fairly, in all material respects, the financial position of Fort James Corporation at December 27, 1998, and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
-------------------------------
Chicago, Illinois
February 4, 1999


                                                      FORT JAMES CORPORATION 61

Selected Financial Data

(in millions, except ratios and
  per share amounts)                            1998        1997        1996       1995           1994
----------------------------------------------------------------------------------------------------------
  Operations
    Net sales                                $7,301.1    $7,259.0    $7,707.1    $8,887.9       $7,103.7
    Costs and expenses                        6,139.6     6,202.1     6,787.1     8,052.6        6,670.3
    Restructure and other unusual items         100.8       454.2        10.7        51.9            9.6
    Interest expense                            288.5       351.8       424.4       536.3          523.3
    Income (loss) before income taxes
      and extraordinary item                    766.0       269.7       499.0       287.7          (69.6)
    Extraordinary item, net of taxes             (2.6)     (131.5)       (8.1)      (18.8)         (28.2)
    Net income (loss)                           497.6       (27.0)      319.9       141.1          (83.3)
    Net income (loss) available to
      common stockholders                       493.2       (70.4)      261.4        82.6         (129.1)
==========================================================================================================
  Financial Position, End of Year
    Total current assets                     $1,954.1    $1,916.5    $1,808.6    $2,161.9       $2,255.1
    Property, plant and equipment             4,654.3     4,565.3     4,999.3     5,339.3        6,000.9
    Other assets                                555.2       614.5       619.0       638.4          573.2
    Goodwill                                    628.7       636.9       730.0       771.7          776.0
    Total assets                              7,792.3     7,733.2     8,156.9     8,911.3        9,605.2
    Total current liabilities                 1,615.3     1,583.9     1,542.0     1,425.1        1,946.0
    Current debt                                240.0        34.4       128.9       107.5          562.7
    Long-term debt                            3,647.2     4,155.5     4,305.3     5,406.3        5,857.6
    Minority interests                           10.3        10.4        11.3       165.3          154.9
    Preferred stock                              --         352.7       738.4       740.3          740.3
    Common shareholders' equity (deficit)     1,051.4       231.6       113.1      (324.5)        (727.1)
==========================================================================================================
  Common Stock Information(a)
    Per Share of Common Stock (diluted)
      Net income (loss) before
         extraordinary items                   $ 2.27       $ .35      $ 1.47    $    .62       $   (.75)
      Extraordinary item                         (.01)       (.63)       (.04)       (.12)          (.21)
      Net income (loss)                          2.26        (.28)       1.43         .50           (.96)
      Annual rate of dividends declared           .60         .60         .60         .60            .60
      Book value                                 4.77        1.11         .60       (1.89)         (5.42)
    Common Stock Market Price
      High                                    $ 52.25     $ 47.13    $  34.25     $ 37.38        $ 24.75
      Low                                       27.00       27.25       22.38       20.00          15.63
      Year-end                                  37.69       37.50       34.00       24.13          21.00
    Weighted-average of common shares
      and common share equivalents              217.9       207.6       183.1       164.1          134.1
==========================================================================================================
  Other Data
    Capital expenditures (excluding
      acquisitions)                          $ 545.8      $ 490.2     $ 484.9     $ 463.5        $ 435.3
    Depreciation and amortization expense      490.8        494.8       523.9       584.7          506.2
    Return on average capital employed          18.3%        16.6%       13.0%       11.1%           6.4%
    Return on net sales                          7.5%         6.1%        4.4%        2.2%           (.7)%
    Ratio of total debt to total capitalization 78.5%        87.6%       83.7%       90.5%          97.5%
    Current ratio                               1.21         1.21        1.17        1.52           1.16
    Cash dividend payout ratio                  27.2%        +100%       34.3%       76.9%          +100%
    Ratio of earnings to interest                3.9          3.0         2.2         1.6             .9
==========================================================================================================

(a) Reflects effect of a 6.5-for-one Fort Howard stock split in 1995.

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

Cash dividend payout ratio:

The sum of cash common and preferred stock dividends declared, divided by net income (loss).

Ratio of earnings to interest:

Income (loss) before restructure charges, extraordinary items, interest expense and income taxes, divided by total interest cost. Total interest cost is interest expense plus capitalized interest.


62 FORT JAMES CORPORATION

EXECUTIVE OFFICERS
Miles L. Marsh
Chairman and Chief Executive Officer
Mr. Marsh assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He joined James River in October 1995 as Chief Executive Officer and was appointed to the position of Chairman of the Board of Directors of James River in January 1996. From 1991 to 1995, he served as Chairman and Chief Executive Officer of Pet, Inc. He also served as President and Chief Operating Officer of Pet's former parent company, Whitman Corporation, from 1989 to 1991. Prior to that, he spent eight years in executive positions with various divisions of Dart & Kraft Inc., Kraft Inc. and General Foods USA, all of which are part of Philip Morris Companies, Inc.

Clifford A. Cutchins, IV
Senior Vice President, General Counsel, Corporate Secretary
Mr. Cutchins assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He had served as Senior Vice President, General Counsel, Corporate Secretary, for James River since he joined the Company in 1990. From 1982 to 1990, he served as Partner with the law firm of McGuire, Woods, Battle & Boothe, L.L.P., which he joined in 1975.

Francis J. Florido
President, North American
Consumer Products
Mr. Florido assumed his current position in 1998. He joined James River Corporation in 1996 as Category Vice President, Tissue/Towel, and was later named Vice President and General Manager, Retail Tissue for Fort James. Prior to joining James River, he held a number of general management, strategic planning and marketing positions at Kellogg Company, H.J.
Heinz Company and Pet, Inc.

Daniel J. Girvan
Senior Vice President, Human Resources and Administration
Mr. Girvan assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He had served as Senior Vice President, Human Resources, for James River since 1993. He joined James River in 1986 as Director, Human Resources, Communications Papers, in connection with the acquisition of Crown Zellerbach Corporation, which he joined in 1977.

Alan R. Guibord
Vice President and
Chief Information Officer
Mr. Guibord assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He had served as Vice President and Chief Information Officer, for James River, since he joined the Company in 1996. Prior to joining James River, he held a similar position with RR Donnelley in Chicago from 1994 to 1996. From 1991 to 1994, he held the position of Vice President, Information Technology at PicturTel Corporation in Danvers, Massachusetts.


Ernst A. Haberli
Executive Vice President and
Chief Financial Officer
Mr. Haberli assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He had served as Senior Vice President, Strategy, for James River, since he joined the Company in 1996. From 1990 to 1995, he served as President of Pet International. He also held various executive positions in strategic planning and development and international business management with Kraft General Foods, Kraft International and Kraft Inc. since 1985.

George F. Hartmann, Jr.
Senior Vice President, North American Commercial Business
Mr. Hartmann assumed his current position in 1998. Subsequent to the merger of Fort Howard Corporation and James River Corporation he served as Vice President of Sales. Prior to the merger, he had served as Vice President of Sales and Marketing for seven years with Fort Howard.

Gary Kurlancheek
Vice President, Marketing
Mr. Kurlancheek assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He joined James River in 1996 as Vice President of Market Research. Prior to joining James River, he was Director of Market Research at Pillsbury. From 1991 to 1995, he was Director and then Vice President of Market Research at Pet, Inc. From 1978 to 1991 he held various positions at General Mills finishing as Director of Market Research at Red Lobster from 1988 to 1991.


64   FORT JAMES CORPORATION

R. Michael Lempke
Senior Vice President and Treasurer
Mr. Lempke assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He had served as Vice President and Treasurer of Fort Howard since 1994 and as Treasurer since 1989. He joined Fort Howard in 1987 as Manager of Treasury Operations. Prior to that, he had spent 10 years in the financial services industry.

John F. Lundgren
President, European Consumer Products
Mr. Lundgren assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He had served as President, European Consumer Products, for James River since 1995. He joined James River in 1982 as Director of Marketing, Northern Paper Products, in connection with the acquisition of American Can Company. He served in various managerial and executive positions from 1982 to 1995.

Daniel J. McCarty
President, North American
Commercial Business
Mr. McCarty assumed his current position in December 1998. He joined Fort James in 1998 as President, Dixie. Prior to joining Fort James, he served as President and Chief Executive Officer of American Crystal Sugar from 1995 to 1998. He held various management positions with Pet, Inc. from 1992 to 1995 and Del Monte Foods from 1982 to 1992.

Joseph W. McGarr
Senior Vice President,
Planning and Strategy
Mr. McGarr assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He had served as Vice President, Cost and Systems Effectiveness, for James River since 1996. He joined James River in 1982 as Director of Strategy, Consumer Products Business, in connection with the acquisition of American Can Company. He served in various managerial and executive positions from 1982 to 1996.

Andrei A. Mikhalevsky
Senior Vice President, Sales
Mr. Mikhalevsky assumed his current position in August 1998. He joined James River Corporation as Vice President of Sales in 1997. Prior to joining James River, he was employed for 21 years with Campbell Soup Company where he held various managerial and executive positions.

Joe R. Neil
President, Communications Papers
Mr. Neil assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He had served as President, North American Commercial Products, for James River since 1996. He joined James River in 1986 as Vice President, General Manager, White Papers Business, in connection with the Crown Zellerbach acquisition. He held various managerial and executive positions from 1986 to 1996.

William A. Paterson
Senior Vice President and Controller
Mr. Paterson assumed his current position in 1997 in connection with the merger of Fort Howard Corporation and James River Corporation. He joined James River in 1996 as Vice President, Controller and during that same year was named Senior Vice President and Controller. Prior to joining James River, he served as Senior Vice President Finance and Administration, for General Foods Corporation, and held various executive positions in finance with Hobart Corporation, Dart Industries and Kraft Inc.

William Schultz
Executive Vice President, Dixie
Mr. Schultz assumed his current position in December 1998. He joined James River in 1997 as Vice President Retail Tabletop Category. Prior to joining James River, he held various managerial positions with Mars Inc. and Procter & Gamble Company from 1985 to 1997.

B. Gregory Stroh
President, Operations & Logistics
and Packaging

Mr. Stroh assumed additional responsibilities for Operations and Logistics in March 1999. He joined Fort James in 1997 as President, Packaging. Prior to joining Fort James, he had served as President and Chief Executive Officer of Custom Industries since 1995. From 1992 to 1995 he served as Executive Vice President, Operations and Technology, for Pet, Inc. He also held various executive and operating management positions with Kraft Inc. for over 22 years, including the position of Vice President and Director of Commercial Operations and Business Development, from 1989 to 1991.



                                                       FORT JAMES CORPORATION 65

                             EXHIBIT 13 - APPENDIX A

      Net sales by segment ratio bar chart as defined by the following data points:

                                                                        1998
      -----------------------------------------------------------------------
      Tissue - North America                                             47%
      Tissue - Europe                                                    26%
      Dixie                                                              11%
      Packaging                                                           8%
      Communication Papers and Fiber                                      8%
      =======================================================================

      Operating income - Tissue - North America bar chart as defined by the following data points:

      (in millions)                                          1997       1998
      -----------------------------------------------------------------------
      1st Quarter                                          $ 201.4    $ 201.0
      2nd Quarter                                            207.1      216.7
      3rd Quarter                                            201.5      225.4
      4th Quarter                                            173.0      221.7
      =======================================================================

      Operating income - Tissue - Europe bar chart as defined by the following data points:

      (in millions)                                          1997       1998
      -----------------------------------------------------------------------
      1st Quarter                                           $ 52.4    $  55.7
      2nd Quarter                                             52.9       57.4
      3rd Quarter                                             48.3       59.3
      4th Quarter                                             48.8       63.8
      =======================================================================

      Operating income - Dixie bar chart as defined by the following data points:

      (in millions)                                          1997       1998
      -----------------------------------------------------------------------
      1st Quarter                                            $ 7.6    $  17.9
      2nd Quarter                                             27.7       33.2
      3rd Quarter                                             16.0       20.5
      4th Quarter                                             16.2       17.5
      =======================================================================

      Operating income - Packaging bar chart as defined by the following data points:

      (in millions)                                          1997       1998
      -----------------------------------------------------------------------
      1st Quarter                                           $ 21.2    $  10.3
      2nd Quarter                                             23.8       14.6
      3rd Quarter                                             22.7       16.6
      4th Quarter                                             13.6       15.1
      =======================================================================

      Interest Expense bar chart as defined by the following data points:

      (in millions)                                1996      1997       1998
      -----------------------------------------------------------------------
      Interest expense                             $ 424     $ 352     $  289
      =======================================================================

      Working Capital bar chart as defined by the following data points:
      -----------------------------------------------------------------------
      (in millions)                                1996      1997       1998
      -----------------------------------------------------------------------
      Working capital                             $ 267     $ 333     $  339
      =======================================================================


      Capital Expenditures and Cash Flow from Operations bar chart as defined by the following data points:

      (in millions)                                1996      1997       1998
      -----------------------------------------------------------------------
      Capital expenditures                         $ 485     $ 490     $  546
      Cash flow from operations                    1,085       764        925
      =======================================================================

      Total Debt bar chart as defined by the following data points:

      (in billions)                                1996      1997       1998
      -----------------------------------------------------------------------
      Total debt                                  $ 4.43    $ 4.19    $  3.89
      =======================================================================

      Total Capitalization bar chart as defined by the following data points:

      (in billions)                                1996      1997       1998
      -----------------------------------------------------------------------
      Total debt                                  $ 4.43    $ 4.19    $  3.89
      Minority interests                            0.01      0.01       0.01
      Total preferred stock                         0.74      0.35         -
      Common shareholders' equity                   0.11      0.23       1.05
      =======================================================================

      Annual Rate of Cash Dividends Per Common Share bar chart as defined by the following data points:

      (in dollars)                                 1996      1997       1998
      -----------------------------------------------------------------------
      Annual rate of cash dividends               $ 0.60    $ 0.60    $  0.60
      =======================================================================

                                       23