Form 10-K405, Exhibit 13
period 1999-12-26
FORT JAMES CORP
filed 2000-03-27
CIK 53117

Exhibit 13

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Fort James Corporation ("Fort James" or the "Company") manufactures and markets consumer tissue products, including bath tissue, facial tissue, paper towels and napkins, and disposable tabletop products, including cups, plates, bowls and cutlery. Principal markets for the Company's tissue products include North America and Europe, while its disposable tabletop products are marketed primarily in North America under the Dixie name. The Company is the second-largest provider of tissue-based products globally, and holds the leading position in North America. In disposable cups and plates, the Company has the largest U.S. retail market share of such products. Additionally, the Company manufactures and markets business, office and printing papers, primarily in the western United States. Fort James also sells small amounts of market pulp and recycled paper in excess of its local needs. These product lines are the basis for the Company's reportable operating segments.

   Management believes that the following commentary and tables appropriately discuss and analyze the comparative results of operations and the financial condition of the Company for the periods covered. As a result of the 1999 sale of the Company's Packaging business, the financial statements and related notes have been restated to separately report the results of discontinued operations for all periods prior to the disposal date. The results of discontinued operations include operating profits, certain unusual items, and an allocation of interest expense and taxes. All references to Notes are to "Notes to Consolidated Financial Statements."

   Results for the three years ended December 26, 1999, December 27, 1998 and December 28, 1997, both as reported and excluding unusual and non-recurring items ("Recurring"), are summarized as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                 1999                        1998                        1997
-----------------------------------------------------------------------------------------------------------------------
  (in millions except per share data)    Reported    Recurring      Reported      Recurring      Reported    Recurring
-----------------------------------------------------------------------------------------------------------------------
  Income from operations                  $715.8       $904.4       $1,021.1       $1,112.2       $554.3       $983.3
  Income before income taxes 1             504.3        704.2          750.9          842.0        252.5        681.5
  Net income (loss)                        516.5        468.3          497.6          536.7        (27.0)       415.8
  Diluted earnings (loss) per share       $ 2.35       $ 2.13       $   2.26       $   2.44       $(0.28)      $ 1.85
-----------------------------------------------------------------------------------------------------------------------

1 Income from continuing operations before income taxes, extraordinary items, and cumulative effect of a change in accounting principle.

Net Sales by Segment

[GRAPH]

   In 1999, Fort James reported net income and earnings per diluted share of $516.5 million and $2.35, respectively, compared to 1998 net income of $497.6 million and earnings per diluted share of $2.26. Reported results improved, primarily due to the 1999 gain on the sale of the non-strategic Packaging business. The Company reported a net loss of $27.0 million, or $0.28 per diluted share in 1997 primarily due to a merger-related restructure charge.

     Excluding unusual and non-recurring items, 1999 earnings were $468.3 million, or $2.13 per diluted share, a 13% decrease from the prior year's earnings of $536.7 million, or $2.44 per diluted share. Sales increased modestly to $6,827.4 million in 1999 versus $6,802.6 million in 1998. Adjusted for the effect of unfavorable foreign currency translation, sales increased slightly more than 1% compared to the prior year. Operating profits in 1999 declined primarily as a result of increased competitive activity in the North America tissue market; higher raw material costs, largely occurring in the second half of the year, without commensurate recovery in product pricing; and higher distribution, transportation and warehousing costs in North America.

                                                      Fort James Corporation  25

Management's Discussion and Analysis
of Financial Condition and Results of Operations

--------------------------------------------------------------------------------------------------------------------------------
                                                     1999                             1998                       1997
--------------------------------------------------------------------------------------------------------------------------------
                                                    Income from Operations
                                                 ----------------------------            Income from               Income from
  (in millions)                           Sales     Reported    Recurring1        Sales   Operations        Sales   Operations
--------------------------------------------------------------------------------------------------------------------------------
  Tissue - North America               $3,673.9      $ 644.7        $679.4     $3,634.1    $   872.1     $3,514.0       $790.7
  Tissue - Europe                       1,834.0        210.4         210.4      1,869.4        236.2      1,828.1        202.4
  Dixie                                   786.9        105.1         106.0        775.5         89.1        780.8         67.5
  Communications Papers and Fiber         834.5         (8.7)         (6.6)       796.6          2.4        859.0         14.7
  Intercompany and Corporate             (301.9)       (93.1)        (84.8)      (273.0)       (87.6)      (278.9)       (92.0)
--------------------------------------------------------------------------------------------------------------------------------
   Subtotal                             6,827.4        858.4         904.4      6,802.6      1,112.2      6,703.0        983.3
  Restructure and other items                 -       (142.6)            -            -        (91.1)           -       (429.0)
--------------------------------------------------------------------------------------------------------------------------------
   Consolidated                        $6,827.4      $ 715.8        $904.4     $6,802.6     $1,021.1     $6,703.0       $554.3
--------------------------------------------------------------------------------------------------------------------------------

    1 Recurring income from operations excludes unusual charges of $46.0 million for severance and other costs related to a reduction-in-force program and litigation accruals.

For each of the years presented, the Company recorded several unusual and non-recurring items that have been excluded from all applicable amounts presented. Refer to the separate section herein entitled "Unusual and Non-Recurring Items" for further information.


Results of Operations - 1999 Compared to 1998

Tissue - North America

Recurring income from operations in the Tissue - North America business declined 22% to $679.4 million in 1999 versus $872.1 million in 1998, despite a modest increase in sales. The reduced profits were primarily a function of lower pricing, net of trade promotions, resulting from competitive market conditions and higher fiber and distribution costs; however, market shares strengthened in all major retail product categories.

     Aggregate 1999 unit volumes increased by 3.6%, as shipments to retail markets increased by 5.1% and shipments in away-from-home channels improved 1.2%. Retail volumes benefited from product reformulations and other new product initiatives and for the year grew at or above the level of the industry in each major product line. Away-from-home volumes improved over the course of the year, with the largest gains posted in differentiated products.


Operating Income
Tissue - North America

[GRAPH]

   Pricing, net of trade promotions, declined approximately 4% compared to the prior year. Retail tissue promotional and merchandising activity increased in 1999, reaching a peak in the third quarter, largely triggered by major bath tissue product reformulations in the industry. Away-from-home tissue pricing also decreased as a result of competitive market conditions.

   Tissue - North America profits were also affected by higher costs for recycled paper, which is a primary raw material in retail value and private label brands and in away-from-home tissue products. After remaining relatively stable for several years, recycled fiber costs began to rise in the summer of 1999, accelerating through the end of the year. In response to these higher costs, away-from-home list price increases averaging 9% to 10% and retail list price increases ranging from 3.5% to 10% were announced with effective dates in the first half of 2000.

   Higher distribution, transportation and warehousing costs also reduced margins for both retail and away-from-home products. The higher costs were incurred in customer and transfer freight, as well as in storage and handling associated with higher inventories to facilitate system changes and the loss of warehouse space at some mills.


Operating Income Tissue - Europe

[GRAPH]

26 Fort James Corporation

Tissue - Europe

Income from operations for the European Tissue business decreased 11% to $210.4 million from $236.2 million in 1998. At the same time, sales declined 2% to $1,834.0 million versus $1,869.4 million. Excluding the effect of foreign currency translation changes, the Company estimates European profits would have declined approximately 8% and sales would have increased 2% compared to 1998.

   European finished goods unit volumes increased by 2.4%, with higher-than-average volume increases posted in France, Spain, Finland and Greece. Unit volumes declined, however, in Italy and the United Kingdom. Similar to the last few years, the business faced annual pricing erosion, net of trade promotions, of 2% to 3%, driven by the combination of raw material deflation in the first half of the year, low industry operating rates, and the entrance of new competitors into select geographic markets.

   In the second half of 1999, costs for both pulp and recycled fiber began to increase sharply, which together with increased competitive activity particularly in the United Kingdom, resulted in a contraction in operating margins.


Dixie

Recurring income from operations in the Dixie business increased 19% to a record $106.0 million in 1999 from $89.1 million in 1998, while sales increased modestly to $786.9 million versus $775.5 million. Operating margins expanded to 13.5% from 11.5% in 1998, primarily on the combination of strong retail volume growth, an improved product mix in foodservice, and continuing cost reductions.

     Aggregate 1999 unit volumes increased by 1.5%, as retail volume increases of 6.8% were largely offset by a 3.7% contraction in foodservice shipments.


Operating Income
Dixie


[GRAPH]


The retail line increased volumes ahead of the industry growth rate, primarily on successful new product and merchandising activities, including new designs and pack-size offerings. Foodservice volumes were affected throughout 1999 by product line rationalization activities, which reduced sales but improved overall margins. The rationalization activities were completed by the end of 1999. Average Dixie pricing, net of trade promotions, was relatively unchanged compared to 1998.


Communications Papers and Fiber

The Communications Papers and Fiber businesses reported a recurring loss from operations of $6.6 million compared to a profit of $2.4 million in 1998, while sales increased 5% to $834.5 million from $796.6 million. The decline in results reflects the trend in commodity paper pricing, which troughed in the first quarter of 1999, before gradually improving over the balance of the year. The businesses reported losses of $22.8 million in the first half of 1999 before turning profitable in the second half of the year, driven by improved pricing for pulp and uncoated freesheet papers.

     Communications Papers and Fiber sales and profits for 2000 will be influenced by the expected continued improvement in commodity paper pricing, combined with the impact of the first quarter 2000 divestiture of the Company's Marathon, Ontario, Canada pulp mill and the shut-down of its groundwood paper operations (see "Unusual and Non-Recurring Items").


Other Income and Expense Items

Interest expense decreased $36.7 million, or 14%, from $264.8 million in 1998 to $228.1 million in 1999, excluding the effects of an interest rate swap termination loss in 1999 (see "Unusual and Non-Recurring Items"). Reduced debt levels and lower average borrowing costs positively affected interest costs.


Operating Income Communications Papers and Fiber
(In millions)

[GRAPH]

                                                       Fort James Corporation 27

Management's Discussion and Analysis
of Financial Condition and Results of Operations


     The Company reported other income of $27.9 million in 1999 compared to other expense of $5.4 million in 1998. The improvement was primarily due to foreign currency gains and interest on income tax refunds (see Note 4).

     The Company's reported effective tax rate was 30.7% in 1999 compared to 34.5% in 1998. The effective income tax rate, excluding tax effects of unusual and non-recurring items, was 33.5% in 1999 compared to 36.3% in 1998. The decrease in the effective tax rate was primarily the result of beneficial tax planning actions.

Unusual and Non-Recurring Items
The components of unusual and non-recurring items and their effects on reported results for the past three years are summarized as follows:

                                                                                                                 Earnings (Loss)
                                                                           Income from       Pretax   Net Income     Per Diluted
   (in millions)                                                            Operations       Income       (Loss)           Share
--------------------------------------------------------------------------------------------------------------------------------
  1999
  As reported                                                                $   715.8       $504.3       $516.5         $ 2.35
   Severance and litigation                                                       46.0         46.0         28.1           0.13
   Restructure and other items                                                   142.6        142.6         83.7           0.38
   Interest rate swap termination loss                                               -         11.3          6.9           0.03
   Loss from discontinued operations, net of taxes                                   -            -          6.4           0.03
   Extraordinary items, net of taxes                                                 -            -      (195.4)          (0.89)
   Cumulative effect of a change in accounting principle, net of taxes               -            -         22.1           0.10
--------------------------------------------------------------------------------------------------------------------------------

  Before unusual and non-recurring                                           $   904.4       $704.2       $468.3         $ 2.13
--------------------------------------------------------------------------------------------------------------------------------

  1998
  As reported                                                                 $1,021.1       $750.9       $497.6         $ 2.26
   Restructure and other items                                                    91.1         91.1         44.9           0.21
   Income from discontinued operations, net of taxes                                 -            -        (8.4)          (0.04)
   Extraordinary items, net of taxes                                                 -            -          2.6           0.01
--------------------------------------------------------------------------------------------------------------------------------

  Before unusual and non-recurring                                            $1,112.2       $842.0       $536.7         $ 2.44
--------------------------------------------------------------------------------------------------------------------------------

  1997
  As reported                                                                $   554.3       $252.5     $ (27.0)         $(0.28)
   Restructure and other items                                                   429.0        429.0        320.8           1.55
   Income from discontinued operations, net of taxes                                 -            -        (9.5)          (0.05)
   Extraordinary items, net of taxes                                                 -            -        131.5           0.63
--------------------------------------------------------------------------------------------------------------------------------

  Before unusual and non-recurring                                           $   983.3       $681.5       $415.8         $ 1.85
--------------------------------------------------------------------------------------------------------------------------------

     Income from operations for 1999 included unusual charges of $46.0 million for severance and litigation accruals, of which $17.8 million is included in cost of goods sold and $28.2 million is included in selling and administrative expenses. Included in this charge is $25.0 million for the cost of termination benefits for a reduction-in-force program to reduce headcount by approximately 1,300 employees. The litigation accrual included, among other items, an estimate of costs related to the antitrust actions described in Note 13.

     In 1999, the Company recorded net non-recurring pre-tax charges of $142.6 million. These charges included costs of $157.1 million for asset impairment write-downs and other costs associated with the sale of Marathon and exiting the Groundwood Business (as defined below) and $30.0 million for a permanent


Interest Expense

[Graph]

28  Fort James Corporation
impairment write-down of a non-operating asset; partially offset by a credit of $44.5 million for the net reversal of merger-related restructure accruals.

     In December 1999, Fort James announced the sale of its Marathon, Ontario, Canada pulp mill ("Marathon") for $69.1 million. Marathon is a non-integrated pulp mill that did not provide the same strategic benefit as the Company's other pulp mills, all of which are integrated with tissue-making and converting operations. In December 1999, the Company also announced its decision to exit the groundwood paper business ("the Groundwood Business") by closing its groundwood paper operations at the Wauna mill in Clatskanie, Oregon in the first quarter of 2000 (see Note 2). These actions were taken to reduce the Company's exposure to earnings volatility associated with commodity products. At
December 26, 1999, the net assets of Marathon and the Groundwood Business have been classified as Other Assets.

     During 1999, the Company concluded the merger integration initiatives by closing four facilities in North America and Europe. These closures reduced staffing by approximately 600 employees. In addition, the Company settled certain merger-related restructure liabilities on terms more favorable than anticipated and cancelled the remaining European facility closures due to extended regulatory review and competitive actions in the marketplace. As a result, the related restructure accruals were reversed. The Company continues to review various strategic options related to these facilities.

     In December 1999, Fort James purchased its partner's 50% interest in the Naheola Cogeneration Limited Partnership ("the Naheola Partnership"), for $53.6 million. The Naheola Partnership provided energy to the Company's Naheola, Alabama mill. The Company recognized an interest rate swap termination loss of $11.3 million related to the refinancing of $141 million of higher-cost Naheola Partnership debt on more favorable terms.

     In August 1999, Fort James sold its Packaging business for $836.3 million in cash. This business, which produced folding cartons for packaging food and other consumer goods, was divested as part of the Company's strategy to focus on higher-margin consumer product businesses. As a result of this sale, operating results of the Packaging business have been reported as discontinued operations (see Note 2). The sale resulted in an after-tax extraordinary gain of $235.2 million that was partially offset by an extraordinary loss of $39.8 million on the early extinguishment of debt.

     In the first quarter of 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that start-up and organization costs be expensed as incurred. The change in accounting policy has been applied to unamortized start-up costs capitalized in prior years. As a result, a charge of $22.1 million was recorded as a cumulative effect of a change in accounting principle.

     In 1998, the Company recorded net non-recurring pre-tax charges for restructure and other items of $91.1 million. Included in this total were $102.6 million for merger-related costs not accruable in 1997; $26.2 million for a permanent impairment write-down of a non-operating asset; $15.1 million for asset write-downs and plant closures and $6.4 million for other net miscellaneous costs. These costs were partially offset by a net reversal of $59.2 million of restructure accruals due to revisions of estimates or settlement of such liabilities on terms more favorable than anticipated. In addition, the Company recognized an extraordinary loss of $2.6 million on the early extinguishment of debt.

     In 1998, the Company closed five facilities in North America and Europe as part of merger integration and restructure initiatives. In addition, staffing was reduced by 1,300 employees, or approximately 5%, of the Company's combined workforce. The Company's corporate headquarters and the European and Packaging business headquarters were also relocated. Costs associated with the relocation efforts were expensed as incurred.

     In 1997, the Company recorded net non-recurring pre-tax charges for restructure and other items of $429.0 million. These charges included amounts for facility closures and write-downs of redundant property, plant and equipment of $215.6 million; employee severance and other employee-related costs of $97.0 million; costs of terminating contracts and other long-term agreements of $82.8 million; investment banking, legal, accounting and other transaction costs of $54.0 million; and other costs of $49.2 million. These charges were partially offset by a gain on the sale of timberlands of $69.6 million. The Company also recognized an extraordinary loss of $131.5 million on the early extinguishment of debt.

                                                       Fort James Corporation 29

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities totaled $674.5 million in 1999 compared to $870.3 million in 1998. The decrease was primarily due to lower operating income and higher income tax payments related to the sale of the Packaging business, partially offset by reduced merger-related spending. Net payments for restructure and other merger-related expenditures were $28.4 million in 1999 (net of $16.0 million of cash proceeds from the sale of assets) and $153.4 million in 1998.

Investing Activities

Net cash provided by investing activities totaled $172.7 million in 1999 and included $836.3 million of proceeds from the sale of discontinued operations and $14.9 million of miscellaneous cash proceeds, partially offset by $533.8 million of capital expenditures, $110.3 million of net cash paid for acquisitions and a $34.4 million increase in net assets of discontinued operations. Net cash used for investing activities totaled $487.5 million in 1998 and included $492.8 million of capital expenditures. The increase in capital spending was primarily due to the expansion of converting capacity and product development in the Dixie business and product reformulation of Quilted Northern bathroom tissue, partially offset by reduced spending for information systems. The Company currently expects 2000 capital spending to increase by approximately 5% with the commencement of construction of a new European tissue machine and the effect of consolidating the Naheola Partnership. Contractual capital commitments as of December 26, 1999 were not material.

Cash Flow from Operations and Capital Expenditures
[Graph]

Financing Activities

Total indebtedness decreased by $372.5 million in 1999, principally from the proceeds from the sale of the Packaging business and the use of cash provided by operations, partially offset by common stock purchases of $199.7 million as part of a $500 million stock purchase program and the refinancing of $141 million of debt acquired with the purchase of the Naheola Partnership. During 1999, new borrowings totaled $356.7 million and debt payments, including the net decrease in revolving debt, totaled $827.1 million.

     During 1999, the Company refinanced $169.3 million of 9.25% senior notes, $64.0 million of 8.38% senior notes, $62.0 million of 7.75% senior notes and $58.8 million of 9% senior subordinated notes prior to their scheduled maturities.

     As of December 26, 1999, Fort James had committed revolving credit agreements with various domestic and foreign banks providing for unsecured borrowings of up to $1.9 billion. In addition, the Company had a domestic program providing for commercial paper issuances of up to $1 billion. The Company and its consolidated subsidiaries also had agreements with several banks providing for other borrowings, dependent on bank availability. These facilities allow the Company to borrow at competitive interest rates for general corporate purposes. At December 26, 1999, the Company had unused credit facilities amounting to $0.9 billion, net of commercial paper borrowings.

     At December 26, 1999, Fort James' weighted-average interest rate was 6.71% (including the effect of interest rate swap agreements), compared to 6.96% as of the end of 1998. The Company's debt portfolio is sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of the Company's debt portfolio due to differences between market interest rates and rates at the inception of the debt agreements. Based on the Company's indebtedness at December 26, 1999, a 100 basis point interest rate change would impact the fair value of the debt portfolio by approximately $70 million. This exposure would be offset by a change of $3 million in the fair value of the interest rate swap portfolio (see Note 10).

     The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the Company enters into interest rate swap agreements, in which

Total Outstanding Debt

[GRAPH]


30 Fort James Corporation
it agrees to various combinations of fixed and/or variable interest rates based on agreed-upon notional amounts. Total outstanding debt of $3.5 billion on December 26, 1999 included approximately $2.2 billion of fixed rate and $1.3 billion of floating rate obligations (including the effect of interest rate swaps). The Company had $0.3 billion and $0.9 billion in notional amounts of interest rate swap agreements in effect as of December 26, 1999, and December 27, 1998, respectively. The strategy employed by the Company to manage its exposure to interest rate fluctuations is consistent with that of prior years. Management does not foresee or expect any significant changes in its exposure to interest rate fluctuations; however, management is reviewing how such exposures are managed. Additional information on interest rate management activities is provided in Note 10.

   As of December 26, 1999, the Company's debt ratings were investment grade and were as follows:

-------------------------------------------------------------------------------
                                                  Senior        Commercial
                                   Outlook          Debt             Paper
-------------------------------------------------------------------------------

  Moody's Investor Services       Positive          Baa2                P2
  Standard & Poor's                 Stable           BBB                A2
-------------------------------------------------------------------------------

     In 1998, the Company completed the redemption and conversion of its Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock, its Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock and its Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock"). Substantially all of the outstanding Preferred Stock was converted into
9.5 million shares of common stock in a non-cash financing transaction of $350.9 million. The balance was redeemed for $1.8 million in cash. The conversion reduced net dividend payments by approximately $19 million.

     Dividends paid on common and preferred stock decreased to $131.8 million in 1999, compared to $139.5 million in 1998 due to a decrease in the number of common shares outstanding primarily due to the stock purchase program, and the elimination of preferred dividends through the conversion or redemption of preferred stock in 1998.

     The Company's international operations create exposure to foreign currency exchange rate risks. To manage these risks, the Company utilizes foreign exchange contracts. As of December 26, 1999, and December 27, 1998, the Company had outstanding foreign exchange contracts with notional amounts of $20 million to hedge firm and anticipated purchase commitments and firm sales commitments denominated in foreign currencies. During 1999, the Company issued approximately $312 million of Euro denominated bonds which were designated as a hedge against its net investment in Europe. The use of these derivative financial instruments allows the Company to reduce its overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of December 26, 1999 and December 27, 1998, Fort James had unrealized gains on foreign currency contracts of $0.3 million and $0.1 million, respectively. A 10% change from the prevailing market rates of these foreign currencies would not have a material effect on the results of operations.

Inflation

For several years prior to 1999, the Company had experienced moderate levels of inflation. In the second half of 1999, the Company began to see significant increases in the cost of its base raw materials, principally wastepaper and purchased pulp. Management believes that these costs will continue to escalate in 2000. Although the Company has announced price increases in the Tissue - North America retail and away-from-home categories, and selected European markets, the timing and impact of these increases are uncertain and therefore, the degree of recoverability of these increased costs is uncertain.

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

     Fort James has made and will continue to make substantial capital investments and operating expenditures, as well as production adjustments, to comply with increasingly stringent standards for air, water, and solid and hazardous waste regulations. Capital expenditures totaling approximately $32 million in 1999 and $31 million in 1998 were made by Fort James for pollution control facilities and equipment.


                                                       Fort James Corporation 31

Management's Discussion and Analysis
of Financial Condition and Results of Operations

     In 1998, the U.S. Environmental Protection Agency ("EPA") regulations affecting pulp and paper industry discharges of wastewater and gaseous emissions, commonly referred to as the "cluster rules," became effective. These rules require changes in the pulping and bleaching processes presently used in some U.S. pulp mills, including several of Fort James' mills. The majority of the investment required to comply with these regulations is due by 2001, with the possibility of a one-year extension for parts of the program. In fiscal 2000 and 2001, the Company expects to invest a total of approximately $40 million as part of its compliance program.

     Fort James, along with others, has been identified as a potentially responsible party under federal or state laws with respect to various sites where hazardous substances or other contaminants are located. Note 13 provides information on the Company's accrued remediation liabilities.

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

Year 2000

The Year 2000 (Y2K) issue was the result of computer programs using two digits rather than four to define the applicable year. The Company's Y2K remediation efforts were completed in the fourth quarter of 1999. As a result of these efforts, the Company experienced no significant Y2K-related problems.
Fort James spent approximately $26 million in 1999, $35 million in 1998 and $8 million in 1997 on its Y2K project.

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

     The Company has operations in seven of the Participating Countries and has product sales in all but one of the Participating Countries. The Company's European businesses affected by the Euro conversion are establishing plans to address the information system issues and the potential business implications of converting to a common currency. As of December 1999, the Company's information technology systems were Euro-ready for five of the Participating Countries. The Company believes it will be able to modify the remaining financial systems and business activities to accommodate the conversion and transition to the Euro prior to year-end 2001. The Company is unable to determine the financial effect of the conversion on its operations, if any, given that the effect will depend on the competitive conditions which exist in the various regional markets in which the Company participates and potential actions which may or may not be taken by the Company's competitors and suppliers.

Effect of New Accounting Standards

During 1999, the Financial Accounting Standards Board issued FASB Statement No. 137 effective for the Company's fiscal year 2001. This standard is described in
Note 1.

Results of Operations - 1998 Compared to 1997

Tissue - North America

The Tissue - North America business reported both improved sales and income from operations during 1998. Sales increased $120.1 million or 3% over prior year sales. Income from operations increased $81.4 million, or 10%, to $872.1 million. Segment operating margins increased to 24.0% in 1998 versus 22.5% in 1997. The improved profitability was primarily the result of merger synergies and other cost reductions, strong retail tissue volumes and moderately higher retail pricing.

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

     Competitive market conditions for away-from-home products negatively affected the business. Year over year, both sales and operating margins were essentially unchanged reflecting flat volumes and prices.


32  Fort James Corporation

Tissue--Europe

The Tissue--Europe business reported a 17% improvement in income from operations on a 2% sales increase. Income from operations increased $33.8 million to $236.2 million and sales increased $41.3 million to $1,869.4 million. Segment operating margins increased to 12.6% in 1998 versus 11.1% in 1997. The benefits of cost reduction initiatives and strong finished goods volume growth were the primary drivers of the improvements, but were partially offset by lower average prices resulting from increased promotional activities.

   Finished goods volumes, which account for 90% of shipments, increased in all countries. Semi-finished goods volumes, which primarily consist of unconverted tissue parent roll, decreased 11% reflecting increased finished goods sales. In addition, new product offerings contributed to volume growth. The net effect was a 4% increase in volume.

   Prices were 1% lower in 1998 than in 1997 due to competitive conditions. Prices for finished goods declined in most countries. Prices for semi-finished goods increased 9% as a result of improvements in all countries except Italy.

   Operating profits, led by a 35% improvement in France, increased in substantially all countries. The improvements were primarily the result of successful cost reduction programs and strong volume growth, slightly offset by other cost inflation.

Dixie

The Dixie business reported a 32% improvement in income from operations despite flat sales. Segment operating margins increased to 11.5% in 1998 versus 8.6% in 1997, primarily due to significant progress in cost reduction programs. Continued product rationalization activities resulted in lower away-from-home volumes, but improved average pricing.

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

Other Income and Expense Items

Interest expense decreased from $320.5 million in 1997, to $264.8 million in 1998 due to lower average borrowing costs and reduced debt levels. Despite approximately $150 million of merger-related payments, total debt declined by $302.7 million during 1998, from $4.2 billion at the beginning of the year to $3.9 billion at the end of the year.

   The Company reported other expenses of $5.4 million in 1998 compared to other income of $18.7 million in 1997. The decrease was primarily due to lower earnings of unconsolidated subsidiaries and interest and investment income and to increased foreign currency translation losses.

   The Company's effective income tax rate, excluding the tax effects of restructure and other items, was 36.3% in 1998 compared to 39.0% in 1997. The decrease in the effective tax rate from the prior year was primarily the result of the benefits of tax planning actions. The Company's reported effective tax rate was 34.5% in 1998 compared to 62.4% in 1997. The reported effective tax rates were affected by non-deductible merger costs in 1997 and the reversal in 1998 of merger-related tax reserves which were established in 1997.

Information Concerning Forward-looking Statements

Certain sections of this annual report contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management's expectations and beliefs concerning future events affecting the Company. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Company plans and objectives to differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business and economic conditions; competitive pricing pressures for the Company's products; the ability to successfully introduce new products; changes in raw material, energy and other costs; the ability to achieve projected net cost reductions; opportunities that may be presented to and pursued by the Company; and determinations by regulatory and governmental authorities.

                                                      Fort James Corporation  33

Consolidated Statements of Operations

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               For the years ended
---------------------------------------------------------------------------------------------------------------------------------
   (In millions, except per share data)                                             Dec. 26, 1999  Dec. 27, 1998  Dec. 28, 1997
---------------------------------------------------------------------------------------------------------------------------------
   Net sales                                                                          $ 6,827.4      $ 6,802.6      $ 6,703.0
   Cost of goods sold                                                                  (4,724.5)      (4,547.4)      (4,630.6)
   Selling and administrative expenses                                                 (1,244.5)      (1,143.0)      (1,089.1)
   Restructure and other items                                                           (142.6)         (91.1)        (429.0)
---------------------------------------------------------------------------------------------------------------------------------
      Income from operations                                                              715.8        1,021.1          554.3
   Interest expense                                                                      (239.4)        (264.8)        (320.5)
   Other income (expense), net                                                             27.9           (5.4)          18.7
---------------------------------------------------------------------------------------------------------------------------------
      Income from continuing operations before income taxes, extraordinary items,
      and cumulative effect of a change in accounting principle                           504.3          750.9          252.5
   Income tax expense                                                                    (154.7)        (259.1)        (157.5)
---------------------------------------------------------------------------------------------------------------------------------
      Income from continuing operations before extraordinary items
      and cumulative effect of a change in accounting principle                           349.6          491.8           95.0
   Income (loss) from discontinued operations, net of taxes                                (6.4)           8.4            9.5
---------------------------------------------------------------------------------------------------------------------------------
      Income before extraordinary items and cumulative effect
      of a change in accounting principle                                                 343.2          500.2          104.5
   Extraordinary loss on early extinguishment of debt, net of taxes                       (39.8)          (2.6)        (131.5)
   Extraordinary gain on sale of discontinued operations, net of taxes                    235.2              -              -
   Cumulative effect of a change in accounting principle, net of taxes                    (22.1)             -              -
---------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                                   516.5          497.6         (27.0)
   Preferred dividend requirements                                                            -           (4.4)         (43.4)
---------------------------------------------------------------------------------------------------------------------------------
      Net income (loss) available to common shareholders                              $   516.5      $   493.2      $   (70.4)
---------------------------------------------------------------------------------------------------------------------------------

   Basic earnings per share:
      Income from continuing operations before extraordinary items
        and cumulative effect of a change in accounting principle                     $    1.60      $    2.25      $    0.26
      Income (loss) from discontinued operations, net of taxes                            (0.03)          0.04           0.05
      Extraordinary loss on early extinguishment of debt, net of taxes                    (0.18)         (0.01)         (0.67)
      Extraordinary gain on sale of discontinued operations, net of taxes                  1.07               -             -
      Cumulative effect of a change in accounting principle, net of taxes                 (0.10)              -             -
---------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                               $    2.36      $    2.28      $   (0.36)
---------------------------------------------------------------------------------------------------------------------------------
   Weighted average common shares outstanding                                             218.5          216.1          195.5
---------------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share:
      Income from continuing operations before extraordinary items
        and cumulative effect of a change in accounting principle                     $    1.59      $    2.23      $    0.30
      Income (loss) from discontinued operations, net of taxes                            (0.03)          0.04           0.05
      Extraordinary loss on early extinguishment of debt, net of taxes                    (0.18)         (0.01)         (0.63)
      Extraordinary gain on sale of discontinued operations, net of taxes                  1.07              -              -
      Cumulative effect of a change in accounting principle, net of taxes                 (0.10)             -              -
---------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                               $    2.35      $    2.26      $   (0.28)
---------------------------------------------------------------------------------------------------------------------------------
   Weighted average common shares and common share equivalents outstanding                219.4          217.9          207.6
---------------------------------------------------------------------------------------------------------------------------------
   Cash dividends per common share                                                    $    0.60      $    0.60      $    0.60
---------------------------------------------------------------------------------------------------------------------------------
   The accompanying notes are an integral part of these consolidated financial statements.
---------------------------------------------------------------------------------------------------------------------------------

34  Fort James Corporation

Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------
                                                                                     As of
-----------------------------------------------------------------------------------------------------------
   (In millions)                                                          Dec. 26, 1999  Dec. 27, 1998
-----------------------------------------------------------------------------------------------------------
   Assets
   Current assets:
      Cash and cash equivalents                                             $    10.3      $     5.3
      Accounts receivable                                                       880.5          857.5
      Inventories                                                               790.4          806.5
      Deferred income taxes                                                     111.5          162.7
      Prepaid expenses and other current assets                                  35.7           24.3
-----------------------------------------------------------------------------------------------------------
      Total current assets                                                    1,828.4        1,856.3
-----------------------------------------------------------------------------------------------------------
   Property, plant and equipment                                              7,858.0        7,544.4
   Accumulated depreciation                                                  (3,505.9)      (3,225.4)
-----------------------------------------------------------------------------------------------------------
   Net property, plant and equipment                                          4,352.1        4,319.0
   Goodwill, net                                                                528.8          614.9
   Net assets of discontinued operations                                            -          403.4
   Other assets                                                                 548.9          526.7
-----------------------------------------------------------------------------------------------------------
      Total assets                                                          $ 7,258.2      $ 7,720.3
-----------------------------------------------------------------------------------------------------------
   Liabilities and Shareholders' Equity
   Current liabilities:
      Accounts payable                                                      $   619.1      $   679.2
      Accrued liabilities                                                       568.7          636.9
      Current portion of long-term debt                                          81.9          240.0
-----------------------------------------------------------------------------------------------------------
      Total current liabilities                                               1,269.7        1,556.1
-----------------------------------------------------------------------------------------------------------
   Long-term debt                                                             3,432.0        3,646.4
   Deferred income taxes                                                        748.6          756.5
   Accrued postretirement benefits other than pensions                          417.1          446.8
   Other long-term liabilities                                                  263.5          263.1
-----------------------------------------------------------------------------------------------------------
      Total liabilities                                                       6,130.9        6,668.9
-----------------------------------------------------------------------------------------------------------
   Common stock, $0.10 par value, 500.0 million shares authorized;
      shares outstanding, 1999-214.0 million and 1998-220.5 million              21.4           22.1
   Additional paid-in capital                                                 3,045.0        3,215.6
   Accumulated comprehensive loss                                              (227.1)         (88.8)
   Accumulated deficit                                                       (1,712.0)      (2,097.5)
-----------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                              1,127.3        1,051.4
-----------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                            $ 7,258.2      $ 7,720.3
-----------------------------------------------------------------------------------------------------------
   The accompanying notes are an integral part of these consolidated financial statements
-----------------------------------------------------------------------------------------------------------

                                                      Fort James Corporation  35

Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------------------------
                                                                                      For the years ended
--------------------------------------------------------------------------------------------------------------------------
   (In millions)                                                             Dec. 26, 1999  Dec. 27, 1998  Dec. 28, 1997
--------------------------------------------------------------------------------------------------------------------------
   Cash Provided by (Used for) Operating Activities
   Net income (loss)                                                            $  516.5      $  497.6     $    (27.0)
   Depreciation expense                                                            445.0         428.3          434.2
   Amortization of goodwill                                                         18.4          19.2           19.6
   Deferred income tax provision (benefit)                                           4.9         148.1          (39.3)
   Restructure and other items                                                     142.6          24.9          341.2
   (Income) loss from discontinued operations, net of taxes                          6.4          (8.4)          (9.5)
   Gain on sale of discontinued operations, net of taxes                          (235.2)            -              -
   Loss on early extinguishment of debt, net of taxes                               39.8           2.6          131.5
   Cumulative effect of a change in accounting principle, net of taxes              22.1             -              -
   Change in current assets and liabilities, excluding
      effects of acquisitions and dispositions:
        Accounts receivable                                                        (93.8)        (92.7)         (87.4)
        Inventories                                                                (11.9)        (26.4)         (72.0)
        Other current assets                                                       (10.7)         (1.8)          23.6
        Accounts payable and accrued liabilities                                  (130.2)        (75.8)         104.6
   Foreign currency hedge                                                              -             -         (31.5)
   Other, net                                                                      (39.4)        (45.3)         (18.8)
--------------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                                        674.5         870.3          769.2
--------------------------------------------------------------------------------------------------------------------------

   Cash Provided by (Used for) Investing Activities
   Expenditures for property, plant and equipment                                 (533.8)       (492.8)        (447.8)
   Cash paid for acquisitions, net                                                (110.3)            -              -
   (Increase) decrease in net assets of discontinued operations                    (34.4)          3.9          (30.3)
   Proceeds from sale of discontinued operations                                   836.3             -              -
   Proceeds from sale of assets                                                        -           5.9          190.1
   Other, net                                                                       14.9          (4.5)           2.4
--------------------------------------------------------------------------------------------------------------------------
      Cash provided by (used for) investing activities                             172.7        (487.5)        (285.6)
--------------------------------------------------------------------------------------------------------------------------

   Cash Provided by (Used for) Financing Activities
   Additions to long-term debt                                                     356.7         466.3          815.4
   Payments of long-term debt                                                     (590.6)       (108.4)      (2,378.4)
   Net increase (decrease) in revolving debt                                      (236.5)       (659.5)       1,385.5
   Premiums paid on early extinguishment of debt and debt issuance costs           (67.2)         (5.6)        (169.4)
   Redemption of preferred stock                                                       -          (6.6)         (98.1)
   Common and preferred stock dividends paid                                      (131.8)       (139.5)        (121.6)
   Proceeds from exercise of stock options                                          15.9          30.4           82.0
   Common stock purchases                                                         (199.7)            -              -
   Other, net                                                                       11.0          11.8              -
--------------------------------------------------------------------------------------------------------------------------
      Cash used for financing activities                                          (842.2)       (411.1)        (484.6)
--------------------------------------------------------------------------------------------------------------------------
   Increase (Decrease) in Cash and Cash Equivalents                                  5.0        (28.3)          (1.0)
   Cash and Cash Equivalents, Beginning of Year                                      5.3          33.6           34.6
--------------------------------------------------------------------------------------------------------------------------
   Cash and Cash Equivalents, End of Year                                       $   10.3      $    5.3     $     33.6
--------------------------------------------------------------------------------------------------------------------------
   The accompanying notes are an integral part of these consolidated financial statements.
--------------------------------------------------------------------------------------------------------------------------

36  Fort James Corporation

Consolidated Statements of Shareholders' Equity

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Accumulated
                                                                          Additional           Other                          Total
                                                  Preferred     Common       Paid-in   Comprehensive     Accumulated   Shareholders'
(In millions)                                         Stock      Stock       Capital    Income (Loss)        Deficit         Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 29, 1996                          $ 738.4      $18.9      $2,407.0         $ (12.1)      $(2,300.7)      $  851.5
Conversion of preferred stock                        (287.6)       1.5         286.1               -               -              -
Redemption of preferred stock                         (98.1)         -             -               -               -          (98.1)
Exercise of stock options and awards                      -        0.4         103.7               -               -          104.1
Other                                                     -        0.1          11.1               -               -           11.2
Comprehensive income (loss):
  Net loss                                                -          -             -               -           (27.0)         (27.0)
  Minimum pension liability adjustment
     (net of tax benefit of $1.9)                         -          -             -             3.0               -            3.0
  Foreign currency translation adjustments                -          -             -          (142.4)              -         (142.4)
  Unrealized gains on available-for-sale
     securities (net of tax benefit of $8.9)              -          -             -            13.9               -           13.9
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                                  -          -             -               -               -         (152.5)
------------------------------------------------------------------------------------------------------------------------------------
Common stock cash dividends declared                      -          -             -               -           (88.5)         (88.5)
Preferred stock cash dividends declared                   -          -             -               -           (43.4)         (43.4)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 28, 1997                            352.7       20.9       2,807.9          (137.6)       (2,459.6)         584.3
Conversion of preferred stock                        (350.9)       1.0         349.9               -               -              -
Redemption of preferred stock                          (1.8)         -             -               -               -           (1.8)
Exercise of stock options and awards                      -        0.2          53.3               -               -           53.5
Other                                                     -          -           4.5               -               -            4.5
Comprehensive income (loss):
  Net income                                              -          -             -               -           497.6          497.6
  Minimum pension liability adjustment
     (net of tax benefit of $0.7)                         -          -             -             1.2               -            1.2
  Foreign currency translation adjustments                -          -             -            59.8               -           59.8
  Unrealized losses on available-for-sale
     securities (net of tax benefit of $7.8)              -          -             -           (12.2)              -          (12.2)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                -          -             -               -               -          546.4
------------------------------------------------------------------------------------------------------------------------------------
Common stock cash dividends declared                      -          -             -               -          (131.1)        (131.1)
Preferred stock cash dividends declared                   -          -             -               -            (4.4)          (4.4)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 27, 1998                                -       22.1       3,215.6           (88.8)       (2,097.5)       1.051.4
Exercise of stock options and awards                      -          -          24.3               -               -           24.3
Common stock purchases                                    -       (0.7)       (199.0)              -               -         (199.7)
Other                                                     -          -           4.1               -               -            4.1
Comprehensive income (loss):
  Net income                                              -          -             -               -           516.5          516.5
  Minimum pension liability adjustment
     (net of tax benefit of $0.2)                         -          -             -             0.3               -            0.3
  Foreign currency translation adjustments                -          -             -          (138.6)              -         (138.6)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                -          -             -               -               -          378.2
------------------------------------------------------------------------------------------------------------------------------------
Common stock cash dividends declared                      -          -             -               -          (131.0)        (131.0)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 26, 1999                          $     -      $21.4      $3,045.0         $(227.1)      $(1,712.0)      $1,127.3
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

                                                       Fort James Corporation 37

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements present the operating results and financial position of Fort James Corporation ("Fort James" or the "Company") and its majority owned subsidiaries. Significant intercompany balances and transactions have been eliminated. Investments in unconsolidated affiliates which are at least 20% owned are accounted for using the equity method and are stated at cost plus the Company's share of undistributed earnings, amortization of goodwill, and foreign currency translation adjustments, as applicable, since acquisition. As a result of the sale of a discontinued operation, information for prior periods has been restated.

Fiscal Year

Fort James' fiscal year includes the 52 or 53 weeks ending on the last Sunday in December. The years ended December 26, 1999, December 27, 1998 and December 28, 1997 each included 52 weeks.

Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company invests cash in marketable securities, including commercial paper, government repurchase agreements and time deposits, with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturity of these investments.

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

Property, Plant and Equipment

Property, plant and equipment is stated at cost, less accumulated depreciation. Expenditures for improvements which increase asset values or extend useful lives are capitalized. Maintenance and repair costs are expensed as incurred. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which range from 20 to 50 years for buildings, generally 5 to 25 years for machinery and equipment, and 4 to 7 years for computer software developed or obtained for internal use. For income tax purposes, depreciation is calculated using accelerated methods. Certain assets are depreciated using composite depreciation methods; accordingly, no gain or loss is recognized on partial sales or retirements of these assets.

Intangible Assets

The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over the estimated useful life, not to exceed 40 years. Goodwill is presented net of accumulated amortization of $147.7 million as of December 26, 1999 and $143.2 million as of December 27, 1998. Differences between the Company's carrying value of investments in unconsolidated affiliates and its share of the underlying net assets of such affiliates are amortized over the estimated useful life, not to exceed 40 years. The recoverability of goodwill is evaluated periodically to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation is based upon whether the goodwill is fully recoverable from the projected undiscounted cash flows of the businesses to which the goodwill relates.

Revenue Recognition

Sales revenue is recognized at the time of product shipment to unaffiliated customers and appropriate provision is made for uncollectible accounts.

38 Forth James Corporation

Interest Costs

Interest expense not identified with an operating segment has been allocated to discontinued operations based on the ratio of net assets of discontinued operations to consolidated net assets.The Company capitalizes interest costs as part of the cost of constructing certain facilities and equipment.

  (in millions)                                1999          1998         1997
--------------------------------------------------------------------------------
  Total interest expense                     $260.7        $298.4       $362.8
  Interest expense allocated to
   discontinued operations                   (13.3)        (24.4)       (31.7)
  Interest capitalized                        (8.0)         (9.2)       (10.6)
--------------------------------------------------------------------------------
  Net interest expense                       $239.4        $264.8       $320.5
--------------------------------------------------------------------------------
  Interest paid                              $267.7        $306.6       $379.2
--------------------------------------------------------------------------------

Other Operating Expenses

Research and development expenditures are expensed as incurred. Direct and readily identifiable indirect research and development costs totaled $43.3 million in 1999, $37.6 million in 1998, and $38.0 million in 1997. Advertising and other promotional expenses are expensed as incurred and totaled $73.3 million in 1999, $81.4 million in 1998, and $102.6 million in 1997.

Foreign Currency Translation

The accounts of most foreign subsidiaries and affiliates are measured using local currency as the functional currency. For those entities, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net earnings and accumulated as a component of other comprehensive income. Gains and losses from foreign currency transactions are included in net income in the period in which they arise.

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

   Foreign exchange contracts which effectively meet risk reduction and correlation criteria are accounted for using hedge accounting. Under this method, gains and losses are recognized in income and offset the foreign exchange gains and losses on the related transactions. Contracts which do not meet the risk reduction and correlation criteria are recorded at fair value with the unrealized gain or loss included in other income. Gains and losses from foreign exchange contracts which hedge a net investment in a foreign subsidiary are recognized in other comprehensive income, net of tax, consistent with the accounting treatment of the hedged item. If a transactional hedge is terminated, the gain or loss is recognized in income when the underlying transaction is recognized.

Earnings Per Common Share and Common Share Equivalent

Income and share information used in determining earnings per share were calculated as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                          1999                 1998                1997
----------------------------------------------------------------------------------------------------------------------------------
  (in millions)                                                      Income    Shares     Income    Shares    Income    Shares
----------------------------------------------------------------------------------------------------------------------------------
  Income from continuing operations before extraordinary items
   and cumulative effect of a change in accounting principle         $349.6               $491.8              $ 95.0
  Preferred stock dividends                                               -                 (4.4)              (43.4)
----------------------------------------------------------------------------------------------------------------------------------
  Amounts used to compute basic earnings per share                    349.6     218.5      487.4     216.1      51.6     195.5
----------------------------------------------------------------------------------------------------------------------------------
  Effect of dilutive securities:
   Options*                                                               -       0.9          -       1.8         -       2.5
   Convertible preferred stock*                                           -         -          -         -      12.9       9.6
----------------------------------------------------------------------------------------------------------------------------------
  Amounts used to compute diluted earnings per share                 $349.6     219.4     $487.4     217.9    $ 64.5     207.6
----------------------------------------------------------------------------------------------------------------------------------

 *Series K, L and N preferred stocks, which were redeemed in the second quarter
  1998, were antidilutive for 1998 and 1997. Outstanding options to purchase 6.0 million shares of common stock for which the exercise price of the option was greater than the average market price of the common shares were also excluded from the computation of diluted earnings per share.

                                                       Fort James Corporation 39

Notes to Consolidated Financial Statements

Accounting Pronouncements

In the first quarter of 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that start-up and organization costs be expensed as incurred. The change in accounting policy has been applied to unamortized start-up costs capitalized in prior years. As a result, a charge of $34.1 million ($22.1 million after taxes, or $0.10 per diluted share) was recorded as a cumulative effect of a change in accounting principle.

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). This statement requires the recognition of all derivatives on the balance sheet as either assets or liabilities and their measurement at fair value. Depending upon the nature of the derivative, changes in fair value are either recognized in other comprehensive income or in earnings. FASB Statement No. 137 defers the Company's required adoption of FAS 133 until fiscal 2001. The Company has not determined what effect, if any, FAS 133 will have on its results of operations or financial position.

Reclassifications

Certain amounts in the consolidated financial statements and supporting footnotes have been reclassified to conform to the current year's classification.

2. Acquisitions, Dispositions and Other Transactions

In December 1999, Fort James signed an agreement to sell its shares of Fort James - Marathon, LTD ("Marathon"), a non-integrated pulp mill, to a joint venture between Tembec Inc. and Kruger Inc. for $69.1 million. This sale closed on January 31, 2000. In December 1999, the Company also announced its decision to exit the groundwood paper business ("the Groundwood Business") by closing its groundwood paper operations at the Wauna mill in Clatskanie, Oregon. The closing of the Groundwood Business will result in the termination of approximately 70 employees and was completed in the first quarter of 2000. The operations of the Groundwood Business include a whole log chipping operation, a groundwood pulp mill and a single paper machine. A charge of $157.1 million was recorded for asset impairment write-downs and other costs associated with these transactions. At December 26, 1999, the assets of Marathon and the Groundwood Business have been classified as Other Assets.

   Net sales and income (loss) from operations of Marathon and the Groundwood Business for the years ended December 26, 1999, December 27, 1998, and December 28, 1997 is as follows:

-------------------------------------------------------------------------------
  (in millions)                                1999         1998        1997
-------------------------------------------------------------------------------
  Net sales                                   $167.6       $169.3      $173.1
  Income (loss) from operations               $ (0.2)      $  7.5      $ (2.4)
-------------------------------------------------------------------------------

   In December 1999, Fort James purchased its partner's 50% interest in the Naheola Cogeneration Limited Partnership ("the Naheola Partnership") for $53.6 million. The Naheola Partnership provided energy to the Company's Naheola, Alabama mill. The Company recognized an interest rate swap termination loss of $11.3 million related to the refinancing of $141 million of higher-cost Naheola Partnership debt on more favorable terms. The acquisition of the equity interest was recorded as a purchase. The Naheola Partnership was previously accounted for under the equity method.

   In August 1999, the Company sold its Packaging business to ACX Technologies, Inc. for $836.3 million in cash. The Company recognized an extraordinary gain of $386.3 million ($235.2 million after taxes, or $1.07 per diluted share) as a result of this sale. The sale included the operations, assets and liabilities of the Company's folding carton, healthcare, and microwave packaging manufacturing facilities.

40 Forth James Corporation

   Results for the Packaging business through August 1, 1999 and for the years ended December 27, 1998 and December 28, 1997 were as follows:

  (in millions)                                 1999        1998      1997
-------------------------------------------------------------------------------
  Net sales                                   $330.5      $498.5    $556.0
-------------------------------------------------------------------------------
  Income (loss) from
   discontinued operations                    $ (9.1)     $ 15.1    $ 17.2
  Tax benefit (expense)                          2.7       (6.7)      (7.7)
-------------------------------------------------------------------------------
  Income (loss) from discontinued
   operations, net of taxes                   $ (6.4)     $  8.4    $  9.5
-------------------------------------------------------------------------------

   In July 1999, the Company completed the acquisition of Demak'Up for $56.7 million. Demak'Up produces the leading European brand of make-up removal cotton pads. The operations include a cotton product manufacturing plant in Brionne, France. The acquisition was accounted for as a purchase.

   In August 1997, the Company completed the merger of a wholly owned subsidiary of James River with and into Fort Howard. In connection with the merger, the Company issued 104.8 million shares of its common stock, valued at $4.6 billion, in exchange for all the outstanding common stock of Fort Howard. The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements were restated for all periods prior to the business combination to include the combined financial results of James River and Fort Howard.

   Cash proceeds from asset sales totaled $190.1 million during 1997. The majority of the proceeds were from the sale of timberlands in the southeastern U.S. and in Maine, which were sold pursuant to an ongoing timberland divestiture program.

   The purchase prices of acquisitions were allocated to the acquired net assets based on their respective fair values. Acquisitions and dispositions are summarized below:

  (in millions)                                    1999        1998        1997
-------------------------------------------------------------------------------
  Acquisitions of consolidated entities:
   Fair value of assets acquired                 $247.4       $   -      $    -
   Liabilities assumed or created                 137.1           -           -
-------------------------------------------------------------------------------
  Cash paid for acquisitions, net                $110.3       $   -      $    -
-------------------------------------------------------------------------------
  Cash received from sale of assets              $836.3       $ 5.9      $190.1
-------------------------------------------------------------------------------

3. Restructure and Other Items

In 1999, Fort James recorded net non-recurring pre-tax charges of $142.6 million. These charges included costs associated with the sale of Marathon and exiting the Groundwood Business and $30.0 million for a permanent impairment write-down of a non-operating asset, partially offset by a credit of $44.5 million for the net reversal of merger-related restructure accruals.
See Note 2 for additional information on Marathon and the Groundwood Business.

   In 1998, the Company recorded net non-recurring pre-tax charges for restructure and other costs of $91.1 million. Included in this total were $102.6 million for merger-related costs not accruable in 1997; $26.2 million for a permanent impairment write-down of a non-operating asset; $15.1 million for asset write-downs and plant closures; and $6.4 million for other net miscellaneous costs. These costs were partially offset by a net reversal of $59.2 million of restructure accruals due to revisions of estimates or settlement of such liabilities on terms more favorable than anticipated.

   In 1997, the Company recorded net non-recurring pre-tax charges for restructure and other costs of $429.0 million. These charges included amounts for facility closures and write-downs of redundant property, plant and equipment of $215.6 million; employee severance and other employee-related costs of $97.0 million; costs of terminating contracts and other long-term agreements of $82.8 million; investment banking, legal, accounting and other transaction costs of $54.0 million; and other costs of $49.2 million. These charges were partially offset by a gain on the sale of timberlands of $69.6 million.

                                                       Fort James Corporation 41

Notes to Consolidated Financial Statements

     Restructure reserve activity for the year ended December 26, 1999 is summarized below:

------------------------------------------------------------------------------------------------------------------------------------

                                                                               Estimate      Cash
  (in millions)                                                       1998    Revisions     Payments  Reclassifications    1999
------------------------------------------------------------------------------------------------------------------------------------

  Facility closures and other associated costs                       $19.8      $  3.1      $ (15.2)      $ (7.7)          $ -
  Severance and other employee-related costs                          46.9       (16.4)       (26.7)        (3.8)            -
  Cost of terminating contracts and other long-term agreements         5.2         2.9         (2.5)        (5.6)            -
------------------------------------------------------------------------------------------------------------------------------------

   Restructure reserve                                               $71.9      $(10.4)      $(44.4)      $(17.1)          $ -
------------------------------------------------------------------------------------------------------------------------------------


   In 1998, the Company closed five facilities in North America and Europe as part of merger integration and restructure initiatives. In addition, staffing was reduced by 1,300 employees, or approximately 5%, of the Company's combined workforce. The Company's corporate headquarters and the European and Packaging business headquarters were also relocated. Costs associated with the relocation efforts were expensed as incurred.

   During 1999, the Company concluded the merger integration initiatives by closing four facilities in North America and Europe. These closures reduced staffing by approximately 600 employees. In addition, the Company settled certain merger-related restructure liabilities on terms more favorable than anticipated and cancelled the remaining European facility closures due to extended regulatory review and competitive actions in the marketplace. As a result, the related restructure accruals were reversed. The Company continues to review various strategic options related to these facilities. Remaining accruals related to completed facility closures and contract terminations, for which cash settlement will occur beyond one year, have been reclassified to long-term liabilities.

4. Other Income (Expense)

-------------------------------------------------------------------------------
  (in millions)                              1999            1998         1997
-------------------------------------------------------------------------------
  Equity in earnings of
   unconsolidated affiliates               $  6.5        $      -       $  7.4
  Interest and investment income              1.1             2.1          8.6
  Gain on sale of assets                      2.5             2.8          9.6
  Minority interest                         (10.5)           (4.0)        (2.6)
  Foreign currency exchange
   gains (losses)                            15.2           (11.6)        (4.8)
  Interest on income tax refunds              9.9               -            -
  Other, net                                  3.2             5.3          0.5
-------------------------------------------------------------------------------
   Total other income (expense)            $ 27.9        $   (5.4)      $ 18.7
-------------------------------------------------------------------------------

5. Income Taxes

Income tax expense, and the related disclosures, exclude the tax effects of the results of discontinued operations, extraordinary losses on early extinguishment of debt, an extraordinary gain on the sale of discontinued operations, and the cumulative effect of a change in accounting principle. These items are all reported net of applicable income tax effects.

   The components of pretax income were as follows:

-------------------------------------------------------------------------------
  (in millions)                              1999          1998          1997
-------------------------------------------------------------------------------
  Domestic                                 $267.1        $573.3        $175.7
  Foreign                                   237.2         177.6          76.8
-------------------------------------------------------------------------------
  Pretax income                            $504.3        $750.9        $252.5
-------------------------------------------------------------------------------

   Income tax expense consisted of the following:

--------------------------------------------------------------------------------
  (in millions)                                       1999      1998      1997
--------------------------------------------------------------------------------
  Current:
   Federal                                         $  93.5    $ 42.7    $127.3
   State                                              13.5      14.8      27.5
   Foreign                                            42.8      53.5      42.0
--------------------------------------------------------------------------------
     Total current income
      tax provision                                  149.8     111.0     196.8
--------------------------------------------------------------------------------
  Deferred:
   Federal                                          (17.1)     124.4    (18.2)
   State                                             (0.1)      14.5    (14.7)
   Foreign                                            22.1       9.2     (6.4)
--------------------------------------------------------------------------------
     Total deferred income
      tax provision (benefit)                          4.9     148.1    (39.3)
--------------------------------------------------------------------------------
     Income tax expense                             $154.7    $259.1    $157.5
--------------------------------------------------------------------------------

42 Forth James Corporation

   During 1999, 1998 and 1997, tax benefits credited to shareholders' equity, which primarily related to the redemption of stock options, were $3.4 million, $22.1 million and $35.1 million, respectively. Cash payments for income taxes totaled $155.0 million in 1999, $95.0 million in 1998 and $125.9 million in 1997. No provision for income taxes has been made for $328.9 million of undistributed earnings of certain of the Company's foreign subsidiaries and affiliates which have been indefinitely reinvested. It is not practicable to determine the amount of U.S. income tax which would be payable if such undistributed foreign earnings were repatriated because any U.S. taxes payable on such repatriation would be offset, at least in part, by foreign tax credits.

   The difference between the federal statutory income tax rate and the Company's effective income tax rate relates to the following:

--------------------------------------------------------------------------------
                                                     Percent of Pretax Income
--------------------------------------------------------------------------------
                                                     1999      1998      1997
--------------------------------------------------------------------------------

  Federal statutory income tax rate                  35.0%     35.0%     35.0%
  State income taxes, net of
   federal tax effect                                 1.9       2.6       3.3
  Restructured operations                               -      (1.8)      9.9
  Nondeductible transaction expenses                    -         -       5.2
  Foreign tax rate differentials
   and other items                                   (3.0)     (0.5)      3.3
  Goodwill                                            1.7       0.9       4.5
  Dispositions                                       (3.9)        -         -
  Other items, net                                   (1.0)     (1.7)      1.2
--------------------------------------------------------------------------------
   Effective income tax rate                         30.7%     34.5%     62.4%
--------------------------------------------------------------------------------

   In 1998, the Company determined that $14.0 million of non-recurring merger-related tax reserves established in 1997 in accordance with temporary IRS regulations were no longer required. The Internal Revenue Service is currently reviewing Fort James' federal income tax returns for the years 1991 through 1996. In the opinion of management, potential adjustments resulting from these examinations will not have a material effect on the Company's results of operations or financial condition.

   The income tax effects of temporary differences that gave rise to deferred tax assets and liabilities as of December 26, 1999 and December 27, 1998, were related to the following:

--------------------------------------------------------------------------------
  (in millions)                                              1999        1998
--------------------------------------------------------------------------------
  Property, plant and equipment                          $  812.7    $  915.3
  Pension benefits                                           93.2        95.5
  Other items                                               181.2        92.8
--------------------------------------------------------------------------------
   Total deferred tax liabilities                         1,087.1     1,103.6
--------------------------------------------------------------------------------
  Accrued liabilities                                      (138.6)     (212.1)
  Postretirement benefits
   other than pensions                                     (166.3)     (181.2)
  Alternative minimum tax
   credit carryovers                                            -       (27.7)
  Intangibles                                               (18.4)      (22.7)
  Tax loss carryovers                                       (18.4)      (26.2)
  Asset impairments                                         (60.2)          -
  Other items                                               (60.2)      (60.4)
--------------------------------------------------------------------------------
   Total deferred tax assets                               (462.1)     (530.3)
--------------------------------------------------------------------------------
   Valuation allowance                                       12.1        20.5
--------------------------------------------------------------------------------
     Net deferred tax liability                          $  637.1    $  593.8
--------------------------------------------------------------------------------

     The change in the valuation allowance from December 27, 1998 to December 26, 1999 is primarily related to loss carryovers which may not be utilized in the future. As of December 26, 1999, the Company had $48.0 million of foreign net operating loss carryovers that expire primarily from 2000 through 2005, and $1.0 million of foreign tax credit carryovers that expire from 2000 through 2003.

6. Pension and Other Postretirement Benefit Plans

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

                                                       Fort James Corporation 43

Notes to Consolidated Financial Statements

   The Company provides certain health care and life insurance benefits to eligible retired employees, their covered dependents and their beneficiaries. All of the Company's retiree medical plans are unfunded.

   The following schedules present changes in, and components of, the Company's net assets / (liabilities) for pension and other postretirement benefits at December 26, 1999 and December 27, 1998:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Other
                                                                            Pension Benefits      Postretirement Benefits
--------------------------------------------------------------------------------------------------------------------------------
  (in millions)                                                                1999        1998        1999         1998

  Change in benefit obligation
  Benefit obligation, beginning of year                                    $1,551.1    $1,435.6     $ 386.5      $ 364.4
  Service cost                                                                 35.9        22.0         5.5          5.6
  Interest cost                                                               101.1        99.3        23.4         23.2
  Participant contributions                                                     3.4         2.2         4.0          2.9
  Amendments                                                                   27.6        (6.3)       (8.6)           -
  Actuarial (gain)/loss                                                       (72.7)       89.1       (28.2)        20.6
  Foreign currency exchange rate changes                                       (4.2)        6.7        (0.1)           -
  Acquisitions/divestitures/transfers                                         (32.5)          -           -            -
  Curtailments                                                                 (1.4)       (1.9)       (0.7)        (2.9)
  Special termination benefits                                                  0.5         4.7         0.2          1.2
  Benefits paid                                                              (107.1)     (100.3)      (33.0)       (28.5)
--------------------------------------------------------------------------------------------------------------------------------
  Benefit obligation, end of year                                          $1,501.7    $1,551.1     $ 349.0      $ 386.5
--------------------------------------------------------------------------------------------------------------------------------
  Change in plan assets
  Fair value of plan assets, beginning of year                             $1,809.3    $1,802.6     $     -      $     -
  Actual return on plan assets                                                282.4        86.0           -            -
  Employer contributions                                                        6.8        12.5        29.0         25.6
  Participant contributions                                                     3.1         2.2         4.0          2.9
  Foreign currency exchange rate changes                                       (3.5)        6.3           -            -
  Acquisitions/divestitures/transfers                                         (39.6)          -           -            -
  Benefits paid                                                              (107.1)     (100.3)      (33.0)       (28.5)
--------------------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets, end of year                                   $1,951.4    $1,809.3     $     -      $     -
--------------------------------------------------------------------------------------------------------------------------------
  Funded status
  Funded status at end of year                                             $  449.7    $  258.2     $(349.0)     $(386.5)
  Unrecognized net transition (asset) liability                               (12.2)      (15.9)        2.1          2.3
  Unrecognized prior service cost (gain)                                       49.2        43.5       (53.9)       (62.9)
  Unrecognized net actuarial gain                                            (237.1)      (38.9)      (43.3)       (25.4)
--------------------------------------------------------------------------------------------------------------------------------
  Net amount recognized                                                    $  249.6    $  246.9     $(444.1)     $(472.5)
--------------------------------------------------------------------------------------------------------------------------------
  Amounts recognized in the statement of financial position consist of:
  Prepaid benefit cost                                                     $  249.6    $  246.9     $     -      $     -
  Accrued benefit liability                                                    (7.5)       (9.2)     (444.1)      (472.5)
  Intangible asset                                                              6.4         7.6           -            -
  Deferred tax liability                                                        0.5         0.7           -            -
  Accumulated other comprehensive loss                                          0.6         0.9           -            -
--------------------------------------------------------------------------------------------------------------------------------
  Net amount recognized                                                    $  249.6    $  246.9     $(444.1)     $(472.5)
--------------------------------------------------------------------------------------------------------------------------------

   The Company merged its domestic pension plans into four plans effective as of the end of the 1998 plan year. The funded status information for 1999 and 1998 reflects this merger. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $8.6 million, $5.0 million, and $0.2 million, respectively, as of December 26, 1999, and $6.0 million, $3.4 million and $0.2 million, respectively, as of December 27, 1998.



44 Fort James Corporation

   Benefit obligations were determined using the following weighted-average assumptions:

--------------------------------------------------------------------------------
                                         1999                    1998
--------------------------------------------------------------------------------
                                     U.S.   Foreign           U.S.  Foreign
                                    plans     plans          plans     plans
--------------------------------------------------------------------------------
  Pension benefits:
   Discount rate                    7.50%     5.75%          6.75%     5.75%
   Expected return
     on plan assets                10.00%     7.25%         10.00%     7.25%
   Rate of compen-
     sation increase                4.50%     4.00%          4.50%     4.00%
--------------------------------------------------------------------------------
  Other postretirement
   benefits:
     Discount rate                  7.50%     5.75%          6.75%     5.75%
--------------------------------------------------------------------------------

   The Company utilizes an accelerated method for amortizing unrecognized actuarial gains and losses for other postretirement benefits.

   During 1998, the Company incurred termination benefit costs as part of enhanced benefit programs offered to certain employees. Charges of $5.5 million were recorded in restructure and other items for the year ended December 27, 1998.

   The components of net periodic benefit costs recognized in the Consolidated Statements of Operations were as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Other
                                                                          Pension Benefits           Postretirement Benefits
---------------------------------------------------------------------------------------------------------------------------------
  (in millions)                                                        1999      1998       1997      1999      1998      1997
---------------------------------------------------------------------------------------------------------------------------------
  Components of net periodic benefit cost
  Service cost                                                     $   35.9  $   22.0   $   14.9    $  5.5    $  5.6    $   5.7
  Interest cost                                                       101.1      99.3       86.1      23.4      23.2       24.7
  Expected return on plan assets                                     (158.6)   (143.6)    (116.2)        -         -          -
  Amortization of:
   Transition (asset) liability                                        (3.0)     (3.2)      (2.1)      0.2       0.2        0.2
   Prior service cost (gain)                                            4.9       5.9        5.9      (6.7)     (6.5)      (6.5)
   Actuarial loss (gain)                                                0.4       0.8        1.0      (3.2)     (6.3)      (2.1)
  Curtailment charge (credit)                                          (0.5)     (1.7)       3.8         -       0.6      (11.4)
  Contributions to multiemployer pension plans                          5.0       4.6        4.4         -         -          -
---------------------------------------------------------------------------------------------------------------------------------
  Net periodic benefit (income)/expense                           $   (14.8) $  (15.9)  $   (2.2)   $ 19.2    $ 16.8     $ 10.6
---------------------------------------------------------------------------------------------------------------------------------

   For purposes of determining the obligation for postretirement medical benefits, the Company has assumed a health care cost trend rate of 7.25% for 1999, decreasing ratably to 4.5% in 2002 and thereafter. The assumed health care cost trend rate has a significant effect on the amounts reported for retiree medical benefits. A one-percentage point change in the assumed health care cost trend rate would have had the following effects:

--------------------------------------------------------------------------------
                                                        1 Percentage Point
--------------------------------------------------------------------------------
  (in millions)                                          Increase    Decrease
--------------------------------------------------------------------------------
  Effect on service and interest
   components of net periodic cost                       $    3.8  $    (3.8)
  Effect on accumulated
   postretirement benefit obligation                         30.3      (26.3)
--------------------------------------------------------------------------------



                                                       Fort James Corporation 45

Notes to Consolidated Financial Statements

7. Balance Sheet Information

Inventories

--------------------------------------------------------------------------------
  (in millions)                                               1999      1998
--------------------------------------------------------------------------------
  Raw materials                                              $178.3    $164.2
  Finished goods and work in process                          464.8     510.9
  Stores and supplies                                         165.4     163.2
--------------------------------------------------------------------------------
                                                              808.5     838.3
  Subtraction to state certain inventories
   at last-in, first-out cost                                 (18.1)    (31.8)
--------------------------------------------------------------------------------
   Total inventories                                         $790.4    $806.5
--------------------------------------------------------------------------------
  Valued at lower of cost or market:
   Last-in, first-out                                        $467.2    $482.3
   First-in, first-out or average                             323.2     324.2
--------------------------------------------------------------------------------
   Total inventories                                         $790.4    $806.5
--------------------------------------------------------------------------------

Property, Plant and Equipment

--------------------------------------------------------------------------------
  (in millions)                                            1999          1998
--------------------------------------------------------------------------------
  Land and improvements                               $   181.1     $   196.9
  Buildings                                               993.7       1,029.2
  Machinery and equipment                               6,181.1       6,001.9
  Software                                                119.5          56.3
  Construction in progress                                371.3         245.7
--------------------------------------------------------------------------------
                                                        7,846.7       7,530.0
  Accumulated depreciation                             (3,505.9)     (3,225.4)
--------------------------------------------------------------------------------
                                                        4,340.8       4,304.6
  Timber and timberlands, net                              11.3          14.4
--------------------------------------------------------------------------------
   Net property, plant and equipment                  $ 4,352.1     $ 4,319.0
--------------------------------------------------------------------------------

   Accumulated software amortization for December 26, 1999 and December 27, 1998 was $45.1 million and $34.3 million, respectively.

Accrued Liabilities

--------------------------------------------------------------------------------
  (in millions)                                              1999        1998
--------------------------------------------------------------------------------
  Restructure reserve                                      $    -      $ 71.9
  Taxes payable, other than income taxes                     59.0        69.2
  Interest payable                                           49.5        56.3
  Compensation expense                                      158.9       201.9
  Other items                                               301.3       237.6
--------------------------------------------------------------------------------
   Total accrued liabilities                               $568.7      $636.9
--------------------------------------------------------------------------------

   During 1999, the Company recorded a charge of $25.0 million for the cost of termination benefits for a reduction-in-force program to reduce headcount by approximately 1,300 employees. As of December 26, 1999, termination benefits of $12.5 million have been paid and more than 1,100 employees have been terminated.

Accumulated Other Comprehensive Loss

--------------------------------------------------------------------------------
  (in millions)                                            1999          1998
--------------------------------------------------------------------------------
  Minimum pension liability adjustment                   $  (0.6)       $ (0.9)
  Foreign currency translation adjustments                (226.5)        (87.9)
--------------------------------------------------------------------------------
   Accumulated comprehensive loss                        $(227.1)       $(88.8)
--------------------------------------------------------------------------------

8. Preferred Stock

The Company is authorized to issue up to five million shares of preferred stock, $10 par value. The preferred shares are issuable in series, each with varying dividend rates, redemption rights, conversion terms, liquidation values and voting rights.

   In 1998, the Company completed the redemption and conversion of its Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock, its Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock and its Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock"). Substantially all of the outstanding Preferred Stock was converted into 9.5 million shares of common stock in a non-cash financing transaction of $350.9 million. The balance was redeemed for $1.8 million in cash.

   In 1997, the Series O 8 1/4% Cumulative Preferred Stock was redeemed for $98.1 million and the Series P 9% Cumulative Convertible Preferred Stock was converted to 15.3 million shares of common stock in a non-cash financing transaction of $287.5 million.

   As of December 26, 1999, the Company has reserved 250,000 preferred shares for the issuance of Series M preferred stock under the Shareholder Rights Plan.

46 Fort James Corporation

9. Indebtedness

---------------------------------------------------------------------------------------------------------------------------------
                                                                                Weighted
                                                                                 Average
  (in millions)                                                            Interest Rate    Maturities         1999         1998
---------------------------------------------------------------------------------------------------------------------------------
  Commercial paper and other short-term borrowings classified as long-term           5.7%         2000    $   573.2    $   158.3
  Revolving credit facilities                                                        6.9     2002-2007        389.5        886.5
  Senior notes                                                                       7.1     2000-2023      1,704.9      2,201.8
  Euro denominated bonds                                                             4.8          2004        302.9            -
  Revenue bonds                                                                      6.5     2000-2028        204.1        187.3
  Capital lease obligations                                                         10.2     2000-2017        151.0        171.4
  Subordinated notes                                                                 9.0          2006            -         58.8
  Other                                                                                                       188.3        222.3
---------------------------------------------------------------------------------------------------------------------------------
   Total                                                                                                    3,513.9      3,886.4
   Less current portion                                                                                        81.9        240.0
---------------------------------------------------------------------------------------------------------------------------------
     Long-term debt                                                                                        $3,432.0     $3,646.4
---------------------------------------------------------------------------------------------------------------------------------

Minimum Principal Payments

Minimum principal payments on long-term debt, excluding revolving credit agreement borrowings, commercial paper and other short-term borrowings classified as long-term, for the next five years are as follows:

--------------------------------------------------------------------------------
  (in millions)                        2000     2001    2002    2003     2004
--------------------------------------------------------------------------------
  Scheduled maturities                $81.9   $526.0  $192.1  $301.6   $714.6
--------------------------------------------------------------------------------

     If the current level of commercial paper, credit agreements and revolving credit agreements remains outstanding until the expiration of the underlying or supporting agreements, additional payments of $955.5 million in 2002 and $2.8 million in 2007 would be required. It is the Company's intention to refinance or renew such agreements prior to their expiration.

Revolving Credit Facilities

As of December 26, 1999, Fort James had committed revolving credit agreements with various domestic and foreign banks providing for unsecured borrowings of up to $1.9 billion. These facilities allow the Company to borrow at competitive interest rates for general corporate purposes. At December 26, 1999, the Company had unused credit facilities amounting to $0.9 billion, net of commercial paper borrowings. Commitment fees relating to credit facilities are not material.

Commercial Paper and Credit Agreements

As of December 26, 1999, the Company had a domestic program providing for commercial paper issuances of up to $1 billion. In addition, the Company and its consolidated subsidiaries had agreements with several banks providing for other borrowings, dependent on bank availability. These obligations generally bear interest at competitive market rates.

Restrictive Agreements

The Company's long-term debt agreements include various restrictive covenants and require maintenance of certain defined financial ratios with which the Company is in compliance.

Debt Refinancing

During 1999, the Company refinanced $169.3 million of 9.25% senior notes, $64.0 million of 8.38% senior notes, $62.0 million of 7.75% senior notes and $58.8 million of 9% senior subordinated notes prior to their scheduled maturities. As a result of these transactions, the Company recognized extraordinary losses of $65.2 million ($39.8 million after taxes, or $0.18 per diluted share) on the early extinguishment of debt.

                                                       Fort James Corporation 47

Notes to Consolidated Financial Statements

10. Financial Instruments

The Company employs derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign currency exchange rates. These financial instruments, when entered into, are designated as hedges of underlying exposures. Because of the high correlation between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the instruments are generally offset by changes in the value of the underlying exposures. Fort James monitors the use of these derivative financial instruments through the use of objective measurement systems, well-defined market and credit risk limits and timely reports to senior management according to prescribed guidelines. Virtually all of the Company's derivatives are "over-the-counter" instruments.

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

   The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of Fort James' exposure through its use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives.

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

Foreign Currency Management

Most of Fort James' foreign currency exposures are managed on a consolidated basis to take advantage of any natural offsets. The Company enters into forward exchange contracts which mature in one year or less (principally European currencies) to hedge firm and anticipated purchase commitments and firm sales commitments denominated in foreign currencies. As of December 26, 1999, and December 27, 1998, the Company had net unrealized gains of $0.3 million and $0.1 million, respectively, on a notional amount of $20.0 million for these instruments.

Interest Rate Management

Fort James has implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements that maintain the fixed/variable mix within these defined parameters. These contracts had maturities ranging from one to two years on December 26, 1999. Variable rates are predominantly linked to the London Interbank Offering Rate (LIBOR). During 1997, the Company terminated $648 million in notional amount of interest rate swaps at a cost of $8 million, which was amortized through January 1999.

   The estimates of fair values of the Company's financial instruments related to indebtedness are based on quoted market prices of comparable instruments or on current rates available to the Company for financial instruments with similar terms and remaining maturities. Based on the Company's total indebtedness at December 26, 1999, a 100 basis point interest rate change would impact the fair value of the total debt portfolio by approximately $70 million. This exposure would be offset by a change of $3 million in the fair value of the interest rate swap portfolio. The weighted-average pay rate exceeded the weighted- average receive rate under the interest rate contracts by 0.3% and 0.4%, respectively, for the years ended December 26, 1999, and December 27, 1998.

   The fair value of the Company's financial instruments related to its indebtedness were as follows:

------------------------------------------------------------------------------------------------------------------------------------

                                                                 1999                                          1998
------------------------------------------------------------------------------------------------------------------------------------

                                                   Carrying Value                           Carrying Value
                                                or Gross Notional       Fair Value:      or Gross Notional            Fair Value:
  (in millions)                                            Amount 1  Asset (Liability)              Amount 1    Asset (Liability)
------------------------------------------------------------------------------------------------------------------------------------

  Long-term debt, including current maturities             $3,514          $ (3,462)                $3,886               $ (3,975)
  Interest rate swaps                                         300                (2)                   940                      -
  Interest rate caps                                            -                 -                    500                      -
------------------------------------------------------------------------------------------------------------------------------------


  1 Long-term debt amount is carrying value; interest rate swap and cap amounts are notional amounts.

48 Fort James Corporation

11. Common Stock

Fort James has 500 million authorized shares of common stock, $0.10 par value ("Common Stock"), of which 213,977,078 shares were outstanding as of December 26, 1999. Common shares reserved for issuance as of December 26, 1999, were as follows:

--------------------------------------------------------------------------------
                                                                          1999
--------------------------------------------------------------------------------
  Stock option plans                                                 5,334,236
  Incentive stock plan                                               9,719,597
  Director stock ownership plan                                         95,167
--------------------------------------------------------------------------------
  Total common shares reserved for issuance                         15,149,000
--------------------------------------------------------------------------------


   Changes in common shares outstanding are as follows:

--------------------------------------------------------------------------------
  (in millions)                                      1999      1998      1997
--------------------------------------------------------------------------------
  Beginning of year                                 220.5     209.3     188.5
  Conversion of preferred stock                         -       9.5      15.3
  Exercise of stock options and
   grants of restricted stock                         0.6       1.7       5.5
  Purchased                                          (7.1)        -         -
--------------------------------------------------------------------------------
  End of year                                       214.0     220.5     209.3
--------------------------------------------------------------------------------

During 1999, the Company began a $500 million stock purchase program. As of December 26, 1999, the Company had purchased 7.1 million common shares at a total cost of $199.7 million.

Shareholder Rights Plan

On February 18, 1999, the Company's Board of Directors adopted a shareholder rights plan which replaced a similar plan that expired on March 1, 1999. Under the plan, preferred stock purchase rights relating to the Company's Series M Cumulative Participating Preferred Stock ("Rights") are issued at the rate of one Right for each share of Common Stock. The Rights will only be exercisable if a person or group acquires, announces an intent to acquire, or has commenced a tender or exchange offer for, 15% or more of the outstanding Common Stock and the Rights have not been redeemed by the Board of Directors.

   If a person or group acquires 15% or more of the Company's outstanding Common Stock, each holder of a Right, other than the acquiring person, will be entitled to purchase Common Stock having a market value equal to twice the exercise price of the Right (currently $200 per Right, subject to adjustment). In addition, if the Company is acquired in a merger or other business combination, or if 50% or more of the Company's consolidated assets or earning power are sold, after a person or group has become an acquiring person, each holder of a Right, other than the acquiring person, will be entitled to purchase common stock of the acquiring company having a market value equal to twice the exercise price of the Right. The Rights are nonvoting, pay no dividends, expire on March 1, 2009, and may be redeemed by the Company for $0.01 per Right at any time prior to the time any person becomes an acquiring person. The Rights have no effect on earnings per share until they become exercisable.

12. Stock Option Award and Purchase Plans

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," pro forma net income
(loss) and earnings per share would have been as follows:

----------------------------------------------------------------------------------------------------------------
                                                      As Reported                    Pro Forma
----------------------------------------------------------------------------------------------------------------
  (in millions, except per share amounts)      1999      1998       1997      1999      1998      1997
----------------------------------------------------------------------------------------------------------------
  Net income (loss)                           $516.5    $497.6    $(27.0)    $497.8    $484.3   $(37.4)
  Earnings per share - basic                  $ 2.36    $ 2.28    $(0.36)    $ 2.28    $ 2.22   $(0.41)
  Earnings per share - diluted                $ 2.35    $ 2.26    $(0.28)    $ 2.27    $ 2.20   $(0.33)
----------------------------------------------------------------------------------------------------------------

                                                       Fort James Corporation 49

Notes to Consolidated Financial Statements

   Fort James' stock option plans provide for the granting of options to purchase Common Stock to certain directors, officers and key employees. Options are granted at exercise prices equal to the fair market value of such stock as of the date of grant, have terms of ten years and vest in two equal annual installments. As of December 26, 1999, there were 998 employees and directors holding options.

   Stock option activity was as follows:

----------------------------------------------------------------------------------------------------------------
                                                    1999                1998                 1997
----------------------------------------------------------------------------------------------------------------
                                                     Weighted-            Weighted-            Weighted
                                                       Average              Average             Average
                                                      Exercise             Exercise            Exercise
  (in thousands, except per share data)       Shares     Price     Shares     Price    Shares     Price
----------------------------------------------------------------------------------------------------------------
  Balance, beginning of year                   7,421    $29.29      6,298    $21.83    10,543    $18.34
   Granted                                     2,452     39.16      3,155     37.48       354     40.27
   Forfeited                                    (203)    38.00        (69)    34.97      (117)    27.41
   Exercised                                    (691)    22.75     (1,823)    17.58    (4,373)    14.53
   Expired                                      (304)    35.08       (140)    27.67      (109)    20.53
----------------------------------------------------------------------------------------------------------------
  Balance, end of year                         8,675    $32.27      7,421    $29.29     6,298    $21.83
----------------------------------------------------------------------------------------------------------------
  Exercisable                                  5,357                4,254               5,026
  Available for grant                          3,553                5,742               8,587
  Weighted-average fair value of
   options granted during the year            $12.72               $11.69              $13.22
----------------------------------------------------------------------------------------------------------------

   The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

--------------------------------------------------------------------------------
                                                      1999      1998      1997
--------------------------------------------------------------------------------
  Dividend yield                                     1.50%     1.60%     1.50%
  Volatility rate                                   34.74%    29.82%    27.56%
  Risk-free interest rate                            5.19%     5.17%     6.27%
  Expected option life                             5 years   5 years   5 years
--------------------------------------------------------------------------------

   The following table summarizes information about fixed stock options outstanding as of December 26, 1999:

------------------------------------------------------------------------------------------------------------------------------------

  (in thousands, except year and per share data)               Options Outstanding                   Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------

                                                                    Weighted-
                                                                      Average       Weighted-                       Weighted-
                                                                    Remaining         Average                         Average
         Range of                                     Number      Contractual        Exercise          Number        Exercise
  Exercise Prices                                Outstanding             Life           Price     Exercisable           Price
------------------------------------------------------------------------------------------------------------------------------------

  $10.28 - $15.42                                        963        3.0 years          $13.87             963          $13.87
  $15.43 - $20.56                                        765        4.7 years           19.55             765           19.55
  $20.57 - $25.70                                        252        2.9 years           23.48             252           23.48
  $25.71 - $30.84                                        768        6.1 years           26.72             758           26.68
  $30.85 - $35.98                                        594        5.8 years           33.37             563           33.28
  $35.99 - $41.12                                      4,959        7.7 years           38.13           1,731           37.38
  $41.13 - $46.26                                        358        5.8 years           43.32             313           43.20
  $46.27 - $51.41                                         16        8.3 years           50.88              12           51.05
------------------------------------------------------------------------------------------------------------------------------------

   Total                                               8,675                                            5,357
------------------------------------------------------------------------------------------------------------------------------------


50 Fort James Corporation

Restricted and Incentive Stock

Pursuant to the 1996 Stock Incentive Plan and the Director Stock Ownership Plan, the Company may also grant restricted stock and incentive stock awards to certain directors, officers and key employees. Restricted stock awards were as follows:

--------------------------------------------------------------------------------
                                                                1999      1998
--------------------------------------------------------------------------------

  Awarded                                                    169,394   198,244
  Deferred                                                     1,572     1,212
--------------------------------------------------------------------------------
   Total granted                                             170,966   199,456
--------------------------------------------------------------------------------
  Weighted-average fair value
   per share at grant date                                    $30.49    $40.79
--------------------------------------------------------------------------------

   Awards granted to officers and key employees vest in three to eight years, with the potential for earlier vesting of certain awards based on the Company's performance. Awards granted to directors will vest one year from the date of grant. Vesting of incentive stock shares is based on the Company's financial performance. The Company recognized compensation expense related to restricted and incentive stock awards of $6.9 million in 1999 and $14.1 million in 1998. As of December 26, 1999, there were 3,501,000 shares available for grant pursuant to the 1996 Stock Incentive Plan which may be granted as options, restricted stock or incentive stock. The Director Stock Ownership Plan has 52,000 shares available for grant as of December 26, 1999.

Stock Plans for Employees

Effective January 1, 1999, the StockPlus Investment Plan and the separate defined contribution plans for former Fort Howard employees were merged, creating the new Fort James 401(k) Plan. The Fort James 401(k) Plan is available to substantially all of the Company's domestic employees. Several alternative investment funds are available, including an investment fund consisting of Common Stock. Under the terms of the new plan, participating employees may contribute, through periodic payroll deductions, up to 15% of their compensation. Participant contributions of up to 10% of compensation are matched by the Company at a 60% rate. As of December 26, 1999, there were 22,000 participants in the plan, and the plan held 13.1 million shares of Common Stock and $1,082.9 million of other investments. Company contributions to this plan totaled $28.6 million in 1999, $28.7 million in 1998 and $28.4 million in 1997 (including Company contributions to the former Fort Howard plans).

   In addition, the Company maintains a stock purchase plan for the benefit of certain Canadian employees. As of December 26, 1999, 62,000 shares of Common Stock were held in this plan.

13. Commitments and Contingent Liabilities

Operating Leases

The Company leases certain facilities, vehicles and equipment over varying periods. None of the agreements contain unusual renewal or purchase options. As of December 26, 1999, future minimum lease payments under noncancelable operating leases were as follows:

--------------------------------------------------------------------------------
                                                                      Minimum
                                                                        Lease
  (in millions)                                                      Payments
--------------------------------------------------------------------------------
  2000                                                                 $ 30.7
  2001                                                                   25.8
  2002                                                                   20.2
  2003                                                                   17.1
  2004                                                                   11.3
  2005 and thereafter                                                    29.7
--------------------------------------------------------------------------------
   Total future minimum lease payments                                 $134.8
--------------------------------------------------------------------------------

   Rent expense totaled $59.1 million in 1999, $62.2 million in 1998, and $62.4 million in 1997.

Litigation and Environmental Matters

The Company is party to various legal proceedings generally incidental to its business. As is the case with other companies in similar industries, Fort James faces exposure from actual or potential claims and legal proceedings.

   In May 1997, the Attorney General of the State of Florida filed a civil action in the United States District Court for the Northern District of Florida at Gainesville (the "Florida District Court") against the Company and seven other manufacturers of sanitary commercial paper products alleging violations of federal and state antitrust and unfair competition laws. The complaint sought damages on behalf of the state under Florida law of $1 million against each defendant for each violation, unspecified treble damages and injunctive relief. Four other state attorneys

                                                       Fort James Corporation 51

Notes to Consolidated Financial Statements

general brought similar suits that were consolidated in the Florida District Court, three of which were dismissed. In October 1999, the defendants reached an agreement in principle with the State of Florida by which the Florida state case was settled. The Company admits no wrongdoing. Only a suit filed by the State of New York remains in the federal action. Suits were subsequently filed by the state attorneys general of West Virginia and Maryland in their respective state courts. Numerous private suits on behalf of an alleged class of direct purchasers have also been filed in federal courts, all seeking similar damages for similar alleged violations. The private suits were conditionally certified as a class action in the Florida District Court, in July 1998. Private class action suits also have been filed in four states on behalf of an alleged class of indirect purchasers, seeking similar damages for similar alleged violations under state law. The Company believes that these cases are without merit and is vigorously defending both the federal and state actions.

   Although the ultimate disposition of the various legal proceedings to which the Company is a party cannot be predicted with certainty, it is the Company's policy to accrue settlement costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. It is the opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a material adverse effect on the consolidated financial condition of Fort James but could have a material effect on consolidated results of operations in a given year.

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

   In 1998, the U.S. Environmental Protection Agency ("EPA") regulations affecting pulp and paper industry discharges of wastewater and gaseous emissions, commonly referred to as the "cluster rules," became effective. These rules require changes in the pulping and bleaching processes presently used in some U.S. pulp mills, including several of Fort James' mills. The majority of the investment required to comply with these regulations is due by 2001, with the possibility of a one-year extension for parts of the program. In fiscal 2000 and 2001, the Company expects to invest a total of approximately $40 million as part of its compliance program.

   Fort James, along with others, has been identified as a potentially responsible party ("PRP") at EPA designated Superfund sites and is involved in other remedial investigations and actions under federal and state laws. These sites include the lower Fox River in Wisconsin, where the Company and six other companies have been identified as PRPs for contamination of the river by hazardous substances. Various state and federal agencies and tribal entities are seeking sediment restoration and natural resources damages. In February 1999, the Wisconsin Department of Natural Resources released for public comment a draft remedial investigation/feasibility study of the Fox River. While the draft study did not advocate any specific restoration alternatives, it included estimated total costs ranging from zero for 'no action' to approximately $720 million, depending on the alternative or combination of alternatives selected. The final restoration alternative and the Company's share of the related costs are unknown at this time. The Company, along with other PRPs, is also participating in the funding of a remedial investigation/feasibility study of contamination of the Kalamazoo River located in Michigan. Management does not anticipate selection of a remedy prior to 2002.

   It is the Company's policy to accrue remediation costs on an undiscounted basis when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Fort James' accrued environmental liabilities, including remediation and landfill closure costs, totaled $65.6 million as of December 26, 1999 and $54.1 million as of December 27, 1998.

52 Fort James Corporation

The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among PRPs. The Company believes that its share of the costs of cleanup for its current remediation sites will not have a material adverse effect on its consolidated financial position but could have a material effect on consolidated results of operations in a given year. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional sites in the future or that the costs associated with such additional sites would not be material.

14. Segment Information

The Company is organized based on the products it offers and operates in the following industry segments: (i) Tissue - North America, which manufactures and markets paper-based consumer towel and tissue products; (ii) Tissue - Europe, which manufactures and markets paper-based consumer towel and tissue products, as well as feminine hygiene products and health care and pharmacy items; (iii) Dixie, which manufactures and markets disposable plates, cups and cutlery principally under its retail tabletop brand, DIXIE; and (iv) Communications Papers, which manufactures and markets uncoated business and printing papers serving the commercial printing and office markets, and Fiber, which includes market pulp sales to both intercompany and third-party customers and the Harmon Associates wastepaper brokerage business.

------------------------------------------------------------------------------------------------------------------------------------

                                                            Tissue
-----------------------------------------------------------------------------
                                                                                        Communications    Intercompany
  (in millions)                                North America       Europe      Dixie  Papers and Fiber   and Corporate     Total
----------------------------------------------------------------------------------------------------------------------------------
  1999
  Net sales                                         $3,673.9     $1,834.0     $786.9            $834.5        $ (301.9)  $6,827.4
  Intercompany sales                                   109.2            -        3.0             189.7               -      301.9
  Income from operations, before
   restructure and other items                         644.7        210.4      105.1              (8.7)          (93.1)     858.4
  Depreciation expense                                 232.1         95.5       24.1              70.4            22.9      445.0
  Capital expenditures                                 268.7        104.4       51.9              61.1            47.7      533.8
  Assets                                             3,260.1      2,153.2      441.1             820.5           583.3    7,258.2
----------------------------------------------------------------------------------------------------------------------------------
  1998
  Net sales                                         $3,634.1     $1,869.4     $775.5            $796.6        $ (273.0)  $6,802.6
  Intercompany sales                                    96.7            -        3.3             173.0               -      273.0
  Income from operations, before
   restructure and other items                         872.1        236.2       89.1               2.4           (87.6)   1,112.2
  Depreciation expense                                 223.2         93.6       25.1              71.9            14.5      428.3
  Capital expenditures                                 265.7         97.8       22.5              45.9            60.9      492.8
  Assets                                             3,009.4      2,308.8      392.4             825.0         1,184.7    7,720.3
----------------------------------------------------------------------------------------------------------------------------------
  1997
  Net sales                                         $3,514.0     $1,828.1     $780.8            $859.0        $ (278.9)  $6,703.0
  Intercompany sales                                   103.7            -        3.8             171.4               -      278.9
  Income from operations, before
   restructure and other items                         790.7        202.4       67.5              14.7           (92.0)     983.3
  Depreciation expense                                 235.3         98.3       26.1              69.4             5.1      434.2
  Capital expenditures                                 260.2         69.0       20.5              65.6            32.5      447.8
  Assets                                             2,917.2      2,191.1      414.2             895.6         1,247.7    7,665.8
----------------------------------------------------------------------------------------------------------------------------------

                                                       Fort James Corporation 53

Notes to Consolidated Financial Statements

   The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at market prices. For the year ended December 26, 1999, income from operations included unusual charges for severance and other costs related to a reduction-in-force program and for antitrust and other litigation accruals of $46.0 million. Income from operations, before restructure and other items, is used to measure segment profitability. Capital expenditures and depreciation expense not specifically identifiable to a segment are allocated to the reportable segments based on property, plant and equipment used in the production of the segment's products. Segment assets primarily consist of receivables and inventory generated by the segment; property, plant and equipment used in the production of the segment's products; and goodwill resulting from the acquisition of businesses. Assets which cannot be specifically identified to a segment, such as equipment used in the production of various products, are allocated based on estimated production. Corporate assets consist primarily of cash and cash equivalents, current deferred income taxes, investments in unconsolidated affiliates, net pension assets and net assets of discontinued operations.

     No single customer accounted for more than 10% of the Company's consolidated net sales in any year.

     Sales and long-lived assets (primarily property, plant and equipment) by geographic areas are as follows:

----------------------------------------------------------------------------------------------------
                                     1999                   1998                   1997
----------------------------------------------------------------------------------------------------
                                        Long-lived              Long-lived             Long-lived
  (in millions)                 Sales       Assets      Sales       Assets     Sales       Assets
----------------------------------------------------------------------------------------------------
  United States              $4,807.2     $3,209.1   $4,762.7     $3,100.0  $4,691.3     $3,037.0
  France                        830.1        361.8      802.9        423.0     794.7        411.2
  Other                       1,190.1        781.2    1,237.0        796.0   1,217.0        779.0
----------------------------------------------------------------------------------------------------
                             $6,827.4     $4,352.1   $6,802.6     $4,319.0  $6,703.0     $4,227.2
----------------------------------------------------------------------------------------------------

15. Fort James Operating Company

Fort James Operating Company ("FJOC") is an obligor of certain securities registered under the Securities Act of 1933, thus subjecting it to reporting requirements under Section 13 or 15 (d) of the Securities Exchange Act of 1934. In accordance with Staff Accounting Bulletin No. 53, the following condensed financial information for FJOC is presented in lieu of consolidated financial statements because the securities are fully and unconditionally guaranteed by Fort James:

-------------------------------------------------------------------------------
  (in millions)                                      1999      1998      1997
-------------------------------------------------------------------------------
  Condensed income statement
  information:
   Net sales                                   $  4,452.8  $4,370.3  $4,295.6
   Gross profit                                   1,207.9   1,426.6   1,326.6
   Income (loss) from continuing
     operations before extraordinary
     items and the cumulative
     effect of a change in
     accounting principle                           (62.9)     99.2     (93.7)
  Net income (loss)                                 (98.6)    118.5    (161.1)
-------------------------------------------------------------------------------
  Condensed balance sheet
  information:
   Current assets                              $    959.6  $  865.8
   Noncurrent assets                              3,165.8   3,575.7
   Current liabilities                              546.0     651.0
   Noncurrent liabilities                         5,035.4   5,129.5
   Deficit                                       (1,456.0) (1,339.0)
-------------------------------------------------------------------------------

54 Fort James Corporation

16. Selected Quarterly Financial Data (Unaudited)

----------------------------------------------------------------------------------------------------------------------------------
                                                          Income                     Income         Per Common Share
                                                            From                       From  -------------------------------------
  (in millions, except                                Continuing    Net Income   Continuing     Dividends          Stock Price
  per share data)          Net Sales   Gross Profit   Operations/1/     (Loss)   Operations/2/   Declared        High        Low
----------------------------------------------------------------------------------------------------------------------------------
  1999
  1st quarter/a/            $1,669.0         $533.5       $117.6       $  97.7         $0.53        $0.15    $41 9/16   $28 7/16
  2nd quarter/b/             1,718.5          543.3        135.9          95.6          0.62         0.15     40 3/8     31 11/16
  3rd quarter/c/             1,739.3          531.6         94.1         325.1          0.43         0.15     42         25 15/16
  4th quarter/d/             1,700.6          494.5          2.0         (1.9)          0.01         0.15     29 1/16    24  9/16
----------------------------------------------------------------------------------------------------------------------------------

  1998
  1st quarter/e/            $1,668.8         $533.9       $115.4        $115.0         $0.52        $0.15    $48 3/16   $34 5/16
  2nd quarter/f/             1,731.1          566.6        132.5         136.2          0.60         0.15     52 1/4     41 3/8
  3rd quarter/g/             1,713.7          581.0        147.6         150.7          0.68         0.15     45 1/4     27
  4th quarter/h/             1,689.0          573.7         96.3          95.7          0.43         0.15     41         32
----------------------------------------------------------------------------------------------------------------------------------

/1/ Income from continuing operations, before extraordinary items and cumulative effect of a change in accounting principle.

/2/    Per diluted common share.

/a/ Results for the first quarter of 1999 included income from discontinued operations of $4.4 million after taxes or $0.02 per diluted share, and charges of $22.1 million after taxes or $0.10 per diluted share, for the cumulative effect of a change in accounting for start-up costs, and $2.2 million after taxes or $0.01 per diluted share, for an extraordinary loss on the early extinguishment of debt.

/b/ Results for the second quarter of 1999 included net non-recurring income of $1.1 million ($0.7 million after taxes) for the reversal of liabilities settled on terms more favorable than anticipated which were largely offset by merger related severance costs, a loss from discontinued operations of $9.3 million after taxes or $0.04 per diluted share, and an extraordinary loss on the early extinguishment of debt of $31.0 million after taxes or $0.14 per diluted share.

/c/ Results for the third quarter of 1999 included net non-recurring income of $13.4 million ($12.0 million after taxes or $0.06 per diluted share) from the reversal of merger-related restructure accruals due to revisions of estimates partially offset by a permanent impairment write-down of a non-operating asset, and unusual charges of $46.0 million ($28.1 million after taxes or $0.13 per diluted share) for severance and other costs related to a reduction-in-force program and accruals for on-going litigation. In addition, a loss from discontinued operations of $1.5 million after taxes or $0.01 per diluted share was offset by an extraordinary gain on the sale of the Packaging business of $232.5 million after taxes or $1.05 per diluted share.

/d/ Results for the fourth quarter of 1999 included a non-recurring charge of $157.1 million ($96.4 million after taxes or $0.45 per diluted share) for the estimated loss on the sale of Marathon and exiting the Groundwood Business. In addition, the Company recorded an unusual charge of $11.3 million ($6.9 million after taxes or $0.03 per diluted share) for an interest rate swap termination fee, an extraordinary loss of $6.6 million after taxes or $0.03 per diluted share on early extinguishment of debt and a favorable adjustment to the extraordinary gain on the sale of the Packaging business of $2.7 million after taxes or $0.01 per diluted share.

/e/ Results for the first quarter of 1998 included nonrecurring merger-related relocation and other costs of $6.5 million ($4.1 million after taxes or $0.02 per diluted share), income from discontinued operations of $2.2 million after taxes, or $0.01 per diluted share, and a net charge of $2.6 million after taxes, or $0.01 per diluted share, for an extraordinary loss on early extinguishment of debt.

/f/ Results for the second quarter of 1998 included merger-related relocation and costs of $8.8 million ($5.4 million after taxes or $0.03 per diluted share) and income from discontinued operations of $3.7 million after taxes, or $0.02 per diluted share.

/g/ Results for the third quarter of 1998 included merger-related costs not accruable in 1997 of $12.7 million ($7.8 million after taxes or $0.03 per diluted share) partially offset by a reversal of $10.5 million ($0.05 per diluted share) for merger related tax reserves established in 1997 in accordance with temporary IRS regulations, which were subsequently rescinded, and income from discontinued operations of $3.1 million after taxes or $0.01 per diluted share.

/h/ Results for the fourth quarter of 1998 included nonrecurring costs of $63.1 million ($38.1 million after taxes or $0.18 per diluted share) for merger-related costs not accruable in 1997, a permanent impairment write-down of a non-operating asset and plant closure costs; partially offset by the net reversal of previously recorded merger-related restructure accruals and tax reserves and loss from discontinued operations of $0.6 million after taxes.

                                                       Fort James Corporation 55

Management Responsibility Statement

The management of Fort James Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include, where necessary, amounts which are based on management's best estimates and judgments. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with proper authorizations, and financial records are maintained so as to permit the preparation of reliable financial statements. The system of internal controls is enhanced by written policies and procedures, an organizational structure which provides appropriate division of responsibilities, careful selection and training of qualified people, and a program of periodic audits by both internal auditors and independent accountants. The control environment is further enhanced by the Company's "Standards of Business Conduct Policy" which sets standards of professionalism and integrity for employees worldwide. The Audit Committee of the Board of Directors, composed entirely of non-employee directors, meets periodically with management, the internal auditors, and the independent accountants to review the adequacy of internal accounting controls, reported financial results, and the nature, extent and results of internal and external audits. The independent accountants and internal auditors have direct and independent access to the Audit Committee.

/s/ Miles L. Marsh

Miles L. Marsh
Chairman of the Board and Chief Executive Officer


/s/ Joseph W. McGarr

Joseph W. McGarr
Executive Vice President and Chief Financial Officer


Report of Independent Accountants

The Board of Directors and Shareholders of Fort James Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, and shareholders' equity present fairly, in all material respects, the financial position of Fort James Corporation at December 26, 1999 and December 27, 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 26, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
January 26, 2000

56 Fort James Corporation

Selected Financial Data/a/

--------------------------------------------------------------------------------------------------------------------------------
   (In millions, except ratio and per share data)            1999           1998           1997          1996           1995
--------------------------------------------------------------------------------------------------------------------------------
   Operations
   Net sales                                             $6,827.4       $6,802.6       $6,703.0      $6,819.7       $7,457.4
   Costs and expenses                                     5,969.0        5,690.4        5,719.7       5,980.9        6,665.5
   Restructure and other items                              142.6           91.1          429.0          59.7           44.8
   Interest expense                                         239.4          264.8          320.5         387.4          492.4
   Income from continuing operations/b/                     349.6          491.8           95.0         277.8          164.1
   Extraordinary items, net of taxes                        195.4           (2.6)        (131.5)         (8.1)         (18.8)
   Net income (loss)                                        516.5          497.6          (27.0)        319.9          141.1
   Net income (loss) available to
      common shareholders                                   516.5          493.2          (70.4)        261.4           82.6
------------------------------------------------------------------------------------------------------------------------------------

   Financial Position, End of Year
   Total current assets                                  $1,828.4       $1,856.3       $1,820.2      $1,724.9       $1,960.6
   Property, plant and equipment                          4,352.1        4,319.0        4,227.2       4,660.9        4,763.7
   Goodwill                                                 528.8          614.9          622.6         715.2          743.5
   Total assets                                           7,258.2        7,720.3        7,665.8       8,087.4        8,807.3
   Total current liabilities                              1,269.7        1,556.1        1,528.6       1,484.8        1,334.3
   Current debt                                              81.9          240.0           34.4         128.9          107.5
   Long-term debt                                         3,432.0        3,646.4        4,154.7       4,304.5        5,405.5
   Minority interests                                        12.5           10.3           10.4          11.3          165.3
   Preferred stock                                              -              -          352.7         738.4          740.3
   Common shareholders' equity (deficit)                  1,127.3        1,051.4          231.6         113.1        (324.5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock Information/a/
   Per share of common stock (diluted):
      Income from continuing operations/b/               $   1.59       $   2.23       $   0.30      $   1.20       $   0.64
      Extraordinary items                                    0.89          (0.01)         (0.63)        (0.04)         (0.12)
      Net income (loss)                                      2.35           2.26          (0.28)         1.43           0.50
   Annual rate of dividends declared                         0.60           0.60           0.60          0.60           0.60
   Book value                                                5.27           4.77           1.11          0.60          (1.89)
   Common stock market price:
      High                                               $  42.00       $  52.25       $  47.13      $  34.25       $  37.38
      Low                                                   24.56          27.00          27.25         22.38          20.00
      Year-end                                              27.13          37.69          37.50         34.00          24.13
   Weighted-average of common shares
      and common share equivalents                          219.4          217.9          207.6         183.1          164.1
------------------------------------------------------------------------------------------------------------------------------------

   Other Data
   Capital expenditures (excluding acquisitions)         $  533.8       $  492.8       $  447.8      $  424.2       $  369.0
   Depreciation and amortization expense                 $  463.4       $  447.5       $  453.8      $  466.1       $  517.4
   Return on average capital employed                        15.5%          18.8%          16.5%         12.9%          12.1%
   Return on net sales                                        6.9%           7.9%           6.2%          4.1%           2.7%
   Ratio of total debt to total capitalization               75.5%          78.5%          87.6%         83.7%          90.5%
   Current ratio                                             1.44           1.19           1.19          1.16           1.47
   Cash dividend payout ratio                                25.4%          27.2%          +100%         34.3%          76.9%
   Ratio of earnings to interest                              3.9            4.0            3.0           2.2            1.7
------------------------------------------------------------------------------------------------------------------------------------


/a/    Reflects effect of a 6.5-for-one Fort Howard stock split in 1995.

/b/ Income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle. Book value per common share: Common shareholders' equity (deficit) divided by outstanding shares of Common Stock. Return on average capital employed:
       Income (loss) from continuing operations before unusual and non-recurring items, interest expense and income taxes, divided by average capital employed. Capital employed is calculated as total assets, excluding assets held for sale, minus non-interest bearing current liabilities. Return on net sales: Income (loss) from continuing operations before after-tax unusual and non-recurring items, divided by net sales. Ratio of total debt to total capitalization: Total debt divided by the sum of total debt, minority interests, preferred stock and common shareholders' equity (deficit). Current Ratio: Total current assets divided by total current liabilities. Cash dividend payout ratio: The sum of common and preferred stock cash dividends declared, divided by net income (loss). Ratio of earnings to interest: Income (loss) from continuing operations before unusual and non-recurring items, interest expense and income taxes, divided by total interest cost. Total interest cost is interest expense before unusual items plus capitalized interest.

                                                       Fort James Corporation 57

                            Exhibit 13 - Appendix A

Net sales by segment ratio bar chart as defined by the following data points:
                                                                                                                      1999
--------------------------------------------------------------------------------------------------------------------------
Tissue - North America                                                                                                52.2%
Tissue - Europe                                                                                                       26.9%
Dixie                                                                                                                 11.5%
Communications Papers and Fiber                                                                                        9.4%
==========================================================================================================================

Operating income, excluding unusual items - Tissue - North America bar chart as defined by the following data points:
                 (in millions)                                                              1997          1998          1999
----------------------------------------------------------------------------------------------------------------------------
Operating income, excluding unusual items                                                 $790.7        $872.1        $679.4
============================================================================================================================

Operating income - Tissue - Europe bar chart as defined by the following data points:
                 (in millions)                                                              1997          1998          1999
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                                          $202.4        $236.2        $210.4
============================================================================================================================

Operating income, excluding unusual items - Dixie bar chart as defined by the following data points:
                 (in millions)                                                              1997          1998          1999
----------------------------------------------------------------------------------------------------------------------------
Operating income, excluding unusual items                                                 $ 67.5        $ 89.1        $106.0
============================================================================================================================

Operating income (loss), excluding unusual items - Communications Papers and Fiber bar chart as defined by the following data points:
                 (in millions)                                                              1997          1998          1999
----------------------------------------------------------------------------------------------------------------------------
Operating income (loss), excluding unusual items                                          $ 14.7        $  2.4        $ (6.6)
============================================================================================================================

Interest Expense, excluding unusual items, bar chart as defined by the following data points:
                 (in millions)                                                              1997          1998          1999
----------------------------------------------------------------------------------------------------------------------------
Interest expense, excluding unusual items                                                 $320.5        $264.8        $228.1
============================================================================================================================

Cash Flow from operations and capital expenditures bar chart as defined by the following data points:
Cash flow from operations                                                                 $  769        $  870        $  675
Capital expenditures                                                                         448           493           534
============================================================================================================================

Total debt bar chart as defined by the following data points:
                 (in millions)                                                              1997          1998          1999
----------------------------------------------------------------------------------------------------------------------------
Total debt                                                                                $4,190        $3,886        $3,514
============================================================================================================================

                                                                                                   Fort James Corporation 25

                                       2